Exhibit 99.1
(Subject to Completion, Dated August 8, 2016)

Dear SUPERVALU INC. Stockholder:
We are pleased to inform you that on       , the board of directors of SUPERVALU INC. (“Supervalu”) approved the separation of Save-A-Lot, Inc. (“Save-A-Lot”), a wholly owned subsidiary of Supervalu, from Supervalu. Upon completion of the separation, we currently expect that Supervalu stockholders will directly own approximately 60% of the outstanding shares of common stock of Save-A-Lot and that Supervalu will retain approximately 40% of the outstanding shares of common stock of Save-A-Lot. Supervalu plans to dispose within 24 months of the distribution of a portion of the retained Save-A-Lot stock sufficient to reduce Supervalu’s ownership of Save-A-Lot stock to 20% or less. Supervalu has no plans to acquire any additional Save-A-Lot common stock following the distribution.
We believe that separating Save-A-Lot from Supervalu so that it can operate as an independent, publicly traded company is in the best interests of both Supervalu and Save-A-Lot. As two distinct publicly traded companies, each of Supervalu and Save-A-Lot will be better positioned to focus on its respective businesses, customers and strategic priorities and to capitalize on growth opportunities. After the separation, Supervalu and Save-A-Lot will each strive to be an industry leader in terms of both products and services in their respective businesses. We believe Supervalu will be able to focus on providing distribution services to independent retail customers and operating its five regionally based traditional-format grocery banners. Save-A-Lot will continue to be a leader in hard discount grocery retailing in the United States.
The separation will be completed by way of a pro rata distribution of shares of Save-A-Lot common stock to Supervalu stockholders of record as of the close of business,       Eastern time, on       , the record date. Each Supervalu stockholder will receive one share of Save-A-Lot common stock for every       shares of Supervalu common stock held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. Following the separation, stockholders may request that their shares of Save-A-Lot common stock be transferred to a brokerage or other account at any time. No fractional shares of Save-A-Lot common stock will be issued. Fractional shares of Save-A-Lot common stock that Supervalu stockholders of record would otherwise be entitled to receive in the distribution will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of such sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Save-A-Lot common stock.
The distribution will not be eligible for treatment as a tax-free distribution for U.S. federal income tax purposes. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under U.S. federal, state, local and non-U.S. tax laws.
The distribution does not require stockholder approval, nor do you need to take any action to receive your shares of Save-A-Lot common stock. Immediately following the separation, you will own common stock in Supervalu and Save-A-Lot. Supervalu’s common stock will continue to trade on the New York Stock Exchange (the “NYSE”) under the symbol “SVU.” We expect that Save-A-Lot common stock will be listed on the NYSE under the symbol “     .”
The enclosed Information Statement, which we are providing to all Supervalu stockholders as of the record date for the distribution, describes the separation and distribution in detail and contains important information about Save-A-Lot, including its business, financial condition and operations. We urge you to carefully read the Information Statement in its entirety.
We want to thank you for your continued support of Supervalu. We look forward to your support of Save-A-Lot in the future.

Sincerely,
Mark Gross President and Chief Executive Officer SUPERVALU INC.

Dear Future Save-A-Lot Stockholder:
It is our pleasure to welcome you as a stockholder of our company, Save-A-Lot, Inc. Save-A-Lot is one of the largest hard discount grocery retailers by store count in the United States. Save-A-Lot provides a specific and edited assortment of high volume, conveniently sized and low-priced items selected to fit our target customer’s needs.
As an independent, publicly traded company, we believe we can more effectively focus on our growth and operating objectives and specific business characteristics, and thus bring more value to you as a stockholder than we could as an operating segment of Supervalu.
As of June 18, 2016, we operated 472 retail locations through our Corporate Stores business and we provided distribution and other services to 896 stores that we license to retailers, allowing our licensees to operate under the Save-A-Lot name and providing access to our private-label brands, store programs, operating standards and supervisory support. We are the primary grocery supplier to our licensed stores. Our network of stores currently spans 37 states, along with the Caribbean and Central America. Our store format is generally consistent across our network of corporate and licensed stores.
Our vision is to be the hard discount grocery retailer of choice for value-seeking shoppers. Each store’s merchandising mix is tailored for local preferences through the use of demographic and ethnic specific product offerings. Our private-label program, which is a key driver of our value offering and our Save-A-Lot brand awareness, is responsible for a significant portion of our sales.
We expect to have Save-A-Lot common stock listed on the NYSE under the symbol “     ” in connection with the distribution of Save-A-Lot common stock by Supervalu.
We invite you to learn more about Save-A-Lot by reviewing the enclosed Information Statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Save-A-Lot common stock.

Sincerely, Eric A. Claus Chief Executive Officer Save-A-Lot, Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
Preliminary Information Statement

(Subject to Completion, Dated August 8, 2016)

INFORMATION STATEMENT
Save-A-Lot, Inc.

We are sending this Information Statement to you in connection with the separation of Save-A-Lot, Inc. (“Save-A-Lot”) from SUPERVALU INC. (collectively with its consolidated subsidiaries, other than, for all periods following the separation, Save-A-Lot and its consolidated subsidiaries, “Supervalu”), following which Save-A-Lot will be an independent, publicly traded company. To implement the separation, we currently expect that Supervalu will undergo an internal restructuring (as further described in this Information Statement), and distribute approximately 60% of the shares of Save-A-Lot common stock on a pro rata basis to the holders of Supervalu common stock on the record date for the distribution. We refer to this pro rata distribution as the “Distribution,” and we refer to the separation, including the internal restructuring, as the “Separation.” The Distribution will be effective as of       , Eastern time, on       . Supervalu currently expects to own approximately 40% of the outstanding shares of common stock of Save-A-Lot immediately after the Distribution becomes effective, after which time Save-A-Lot will be an independent, publicly traded company. Within the two-year period following the distribution of Save-A-Lot shares, Supervalu intends to dispose, in an orderly fashion, of sufficient shares of Save-A-Lot common stock to decrease Supervalu’s ownership stake in Save-A-Lot to 20% or less.
The Distribution will not be eligible for treatment as a tax-free distribution for U.S. federal income tax purposes. Every       shares of Supervalu common stock outstanding as of the close of business, Eastern time, on       , the record date for the Distribution, will entitle the holder thereof to receive one share of Save-A-Lot common stock. The Distribution of shares will be made in book-entry form. Supervalu will not distribute any fractional shares of Save-A-Lot common stock. Instead, the Distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution.
No vote or further action of Supervalu stockholders is required in connection with the Separation. We are not asking you for a proxy. Supervalu stockholders will not be required to pay any consideration for the shares of Save-A-Lot common stock they receive in the Distribution, and they will not be required to surrender or exchange shares of their Supervalu common stock or take any other action in connection with the Separation.
Supervalu currently owns all of the outstanding shares of Save-A-Lot common stock. Accordingly, there is no current trading market for Save-A-Lot common stock. We expect, however, that a limited trading market for Save-A-Lot common stock, commonly known as a “when-issued” trading market, will develop beginning on or shortly before the record date for the Distribution, and we expect “regular-way” trading of Save-A-Lot common stock will begin the first trading day after the distribution date. We intend to apply for authorization to list Save-A-Lot common stock on the NYSE under the ticker symbol “    .”
In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 25 of this Information Statement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Save-A-Lot or determined whether this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is       .
This Information Statement was first made available to Supervalu stockholders on or about       .

PRESENTATION OF INFORMATION

Except as otherwise indicated or unless the context otherwise requires, the information included in this Information Statement about Save-A-Lot assumes the completion of all of the transactions referred to in this Information Statement in connection with the Separation. Except as otherwise indicated or unless the context otherwise requires, references in this Information Statement to “Save-A-Lot,” “our Company,” “the Company,” “us,” “our” and “we” refer to Save-A-Lot, Inc., a Delaware corporation, and its subsidiaries. References to Save-A-Lot’s historical business and operations refer to the business and operations of the hard discount grocery business. Except as otherwise indicated or unless the context otherwise requires, references in this Information Statement to “Supervalu” or “Parent” refer to SUPERVALU INC., a Delaware corporation, and its consolidated subsidiaries, which prior to the Separation, but not after such date, includes the business and operations of Save-A-Lot. Except as otherwise indicated or unless the context otherwise requires, all references to Save-A-Lot per share data assume a distribution ratio of one share of Save-A-Lot common stock for every       shares of Supervalu common stock. Save-A-Lot, Supervalu and their subsidiaries’ names, abbreviations thereof, logos and product and service designators are all either the registered or unregistered trademarks or trade names of Save-A-Lot, Supervalu and their subsidiaries. Names, abbreviations of names, logos and product and service designators of other companies are either the registered or unregistered trademarks or trade names of their respective owners.

All dollar and share amounts in this Information Statement are in millions, except per share amounts and where otherwise indicated.

Non-GAAP Financial Measures
The Company’s Combined Financial Statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company considers certain non-GAAP financial measures to assess the performance of its business and understand underlying operating performance and core business trends, which it uses to facilitate operating performance comparisons of our business on a consistent basis over time. The measures and items identified below, such as Adjusted EBITDA, segment Adjusted EBITDA and segment operating earnings as adjusted are provided as a supplement to our results of operations and related analysis, and should not be considered superior to, a substitute for or an alternative to any financial measure of performance prepared and presented in accordance with GAAP. In each of these measures, certain items are being omitted either because they are non-cash items or are items that are not considered in our supplemental assessment of on-going business performance. Certain of these adjustments are considered in similar supplemental analyses by other companies, such as Depreciation and amortization, Stock-based compensation, impairment charges and certain other adjustments.
We believe these non-GAAP measures are useful to investors because Adjusted EBITDA, segment Adjusted EBITDA and segment operating earnings, as adjusted, provide investors an additional understanding of factors and trends affecting our business in total and in our business segments, which are used in our business planning process to understand expected performance and to evaluate results against those expectations. We believe these measures are more reflective of factors that affect our underlying operating performance and facilitate operating performance comparisons of our business on a consistent basis over time. However, investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Certain adjustments to our GAAP financial measures reflected in this Information Statement exclude certain items that are occasionally recurring in nature and may be reflected in our financial results for the foreseeable future. These measurements and items may be different from non-GAAP financial measures used by other companies. The non-GAAP financial measures should only be considered as an additional supplement to the Company’s financial results reported in accordance with GAAP and should be reviewed in conjunction with the Company’s results reported in accordance with GAAP in this Information Statement. For our definition, use and a reconciliation of the non-GAAP financial measurements used in this Information Statement, refer to the “Selected Historical Combined Financial and Operating Data—Non-GAAP Financial Measures” section of this Information Statement.

Certain Reporting Metrics

A key reporting metric we use to evaluate both our Corporate Stores and Licensee Distribution segments, as well as for our overall network, is identical store sales. For our Corporate Stores segment, identical store sales are defined as the sales attributable to Company-operated stores operating for four full quarters, including store expansions and excluding planned store dispositions. For our Licensee Distribution segment, identical store sales are defined as wholesale sales made to licensee stores operating for four full quarters, including store expansions and excluding planned store dispositions. For our overall network, identical store sales are defined as the sales attributable to Company-operated stores and wholesale sales made to licensee stores operating for four full quarters, including store expansions and excluding planned store dispositions. Planned store dispositions are corporate stores that we have announced will close or licensee stores that a licensee has notified us will close, although those stores have not yet closed as of the end of the applicable reporting period.

SUMMARY

The following is a summary of selected information disclosed in this Information Statement. This summary may not contain all the details concerning the Separation or other information that may be important to you. To better understand the Separation and Save-A-Lot’s business and financial position, you should carefully review this entire Information Statement.

Save-A-Lot Overview
The Save-A-Lot Vision
We aspire to be the hard discount grocery retailer of choice for value-seeking shoppers. Unwavering in this objective, we provide a locally relevant, edited assortment of high-quality products at great prices, served by friendly associates in a convenient shopping experience. Our goal is to continue to enhance our customer experience through the execution of numerous proven initiatives, including the continued refinement of our compelling private-label programs, our fresh cut meat and produce offerings and our tailored merchandise assortments. We believe these initiatives can continue to drive increases in our average sales per store throughout our network. In the United States, where we have virtually all of our operations and where there is a relatively low penetration of hard discount grocers in comparison to Europe and other developed economies, we believe we are poised to benefit from strong industry tailwinds as we continue to improve our customer experience and expand our store concept throughout the country.
Our store concept consists of corporate operated and owned stores (our Corporate Stores segment), as well as stores operated by retailers with whom we maintain strong relationships through the license of our Save-A-Lot name and the supply of our products and services (our Licensee Distribution segment). We believe this flexible ownership model will enable us to substantially expand our network of Save-A-Lot stores in a strategic and prudent manner. Following the separation of our Save-A-Lot business from Supervalu, we believe we will be even better positioned to execute on our growth strategies and achieve our vision.
Our History
Our history began with just a single store in 1977. While working for a grocery wholesaler in the mid-1970s, our founder, Bill Moran, identified an opportunity for small grocers to compete against emerging larger format grocers and created Save-A-Lot’s hard discount business model, which we define as a small grocery store format with an edited assortment of quality products at discount prices every day that are primarily private-label. The first store opened in Cahokia, Illinois, and since then, Save-A-Lot has grown into one of the largest U.S. discount grocery chains by store count. As of June 18, 2016, our store and distribution network encompassed 1,368 corporate and licensed stores in 37 states, the Caribbean and Central America, and 17 wholesale distribution centers.
Overview of the Save-A-Lot Format
As of June 18, 2016, we operated 472 corporate stores, and 896 additional stores were operated by our licensees. As one of the nation’s leading hard discount grocery chains, we and our licensees are everyday low-cost providers of quality products, targeting savings on individual items of up to 15% compared to “large box” discount chains, which we believe can result in savings of up to 30% or more compared to traditional grocery stores depending on the market and competitors. Save-A-Lot stores serve more than five million shoppers each week, mostly in the southern and eastern United States. A typical Save-A-Lot customer has a household income of up to $50 thousand, although our demographics vary across our network of stores and we continue to seek ways to expand our demographic reach. Customers enjoy everyday savings on Save-A-Lot private-label brands and national brands, as well as quality beef, pork and poultry, farm-fresh fruits and vegetables, and non-food items.

We provide a specific and edited assortment of high volume, conveniently sized and low priced items selected to fit our target customer’s needs. Our store merchandising mix is tailored for local preferences through the use of demographic and ethnic specific product offerings. A typical Save-A-Lot store is approximately 17,000 gross square feet in size (with approximately 11,000 square feet of retail selling space on average) and carries approximately 3,000 core stock-keeping units (“SKUs”). Our store format is generally consistent across our network of corporate and licensed stores. We provide merchandising and marketing programs as well as planogram recommendations to our licensees that are based on the programs and planograms created for our corporate stores. Licensees generally adhere to our programs and recommendations, using their local market knowledge in order to effectively customize product offerings, thereby facilitating the adaptability of the store concept across different demographic and economic trade areas.

Our private-label program provides budget conscious consumers a high-quality, low-priced alternative to national brands. Our private-label brands currently include Coburn Farms®, Fairgrounds®, Ginger Evans®, J. Higgs®, Wylwood®, Tio Santi™,

and the Company’s newest private-label brand, America’s Choicesm. Private-label products account for approximately 60% and 55% of our corporate stores and licensee store retail sales (excluding fresh meat and produce), respectively, which is a significantly higher percentage than in a traditional grocery store. With our private-label offering, we target significant savings for our customers relative to both national brands and private-label brands that are offered by traditional grocery stores and “large box” discount chains.
We recently acquired the America’s Choicesm brand and will be enhancing our private label assortment with the introduction of new and innovative items under this label. Over time, we expect that America’s Choicesm will become the predominant food private label brand in our stores as we seek to consolidate our private label brand offerings by reducing the number of private label brands that we offer while increasing brand recognition and enhancing brand equity.
Corporate Stores vs. Licensee Distribution
We operate two reportable segments: Corporate Stores, a retail format comprising 46% of our revenues in fiscal 2016, and Licensee Distribution, a wholesale format comprising 54% of our revenues in fiscal 2016. Through our Corporate Stores business, we sell groceries at 472 retail locations operated by the Company as of June 18, 2016. Through our Licensee Distribution business, we are the primary grocery supplier to 896 licensed stores as of June 18, 2016. Our licensees operate under the Save-A-Lot name and are provided access to our private-label brands, store programs, operating standards and supervisory support. The network currently spans 37 states along with the Caribbean and Central America.
Corporate Stores
Our corporate stores are largely concentrated in the southern and eastern United States. Since the end of fiscal 2013, the Corporate Stores segment has grown from 381 to 472 stores. Along with the opening of new corporate stores, Save-A-Lot has from time-to-time opportunistically converted licensee stores to corporate stores. The Company added 50 new corporate stores in fiscal 2016 on a gross basis, through a combination of 42 new store openings and the opportunistic conversion of eight existing licensee stores to corporate stores. We intend to continue to grow our number of corporate stores through a combination of new store openings and attractive licensee conversion opportunities if they arise in the future.
We set high standards for our corporate stores and are constantly working to refine our corporate stores operations. For example, over the last few years, we have implemented a number of initiatives within our corporate stores, including the addition of fresh cut meat departments to virtually all of our corporate stores and the reinvigoration and relocation of our produce departments. We have seen store performance improve as a result. First-year average weekly sales (“AWS”), a common metric to measure store performance during the first full year a store is open, has grown significantly for our corporate stores over the past several years. Across all of our markets, first-year AWS increased approximately 18% from fiscal 2012 to fiscal 2016. While we are pleased with this improvement in first-year AWS over the past few years, we believe we have a number of opportunities to further enhance the sales productivity of our store base in the future. We calculate AWS as corporate stores product sales divided by the number of weeks in a fiscal period excluding the first partial period a store is opened.
We generally open corporate stores in larger markets to establish a presence and build brand awareness. We subsequently may open additional new corporate and/or licensee stores, which further improves our brand awareness in that market and results in improved overall market profitability. However, in other select markets, which are smaller and mostly rural, we have largely used licensee operators as an entry strategy, as licensees typically have a more established connection to the local communities.
Licensee Distribution
Our strong licensee base is largely concentrated in the eastern half of the United States. The typical licensee has previous grocery retail business experience along with local community knowledge and relationships. Licensees generally must meet certain criteria to be considered to operate a Save-A-Lot, including minimum net worth, liquid cash available to invest in the store and prior retail experience. In addition, new licensee owners are expected to meet strict operating and store condition standards for a consistent Save-A-Lot brand across the store network.

Our licensees are diverse in terms of the size of their Save-A-Lot operations. We have many licensees that operate a single store as well as a large number who operate several stores. As of June 18, 2016, our largest licensee, who has been operating Save-A-Lot stores for over 30 years, operates 172 stores.

We maintain strong, long-term relationships with our licensees. The average tenure of our licensees is approximately 13 years, and our top 25 licensees (as measured by wholesale purchases), which represents approximately half of our Licensee Distribution segment sales, have an average tenure of nearly 20 years. The support we provide licensees contributes to the strength of those relationships. We provide our licensees with store layouts, shelf planograms, pricing support, merchandising and marketing plans as well as our store set-up expertise to assist in new store openings. We then provide ongoing planogram updates, retail pricing support, store merchandising plans and marketing and field support, which we believe further strengthens our relationships and also improves execution of our consistent store format and standards. By using incentives, such as advertising and other strategies, we work side-by-side with our licensees to help them achieve their goals, while providing customers with a pleasant, convenient and value-oriented shopping experience. Our long-term distribution experience has also strengthened our licensee relationships, allowing our business to maintain licensee store turnover of less than five percent annually.
Our Licensee Distribution business is not a franchise arrangement and we do not charge a royalty fee for the use of our Save-A-Lot name that we provide our licensees. We enter into license and supply agreements with our licensees under which we agree to license our name to the licensees and the licensees agree to purchase their inventory from the Company with some exceptions, including items that we do not carry in our distribution centers and direct store delivery products. Our agreements also give us options to purchase licensed stores under certain circumstances, such as if the licensee desires to sell its store(s).
Key Geographies
Most Save-A-Lot stores are located in the southern and eastern United States, with our corporate stores primarily located in large designated market areas (“DMAs”) (as defined by Nielsen), while our licensee stores are located more equally in large, medium and small DMAs.

Geographic data as of June 18, 2016

Our stores are generally located within a 250-mile radius of one of Save-A-Lot’s 17 distribution centers. The following map represents the combined Save-A-Lot network as of June 18, 2016. Total Corporate Stores retail store square footage is approximately eight million and total distribution center square footage is approximately five million.

Save-A-Lot Network
Corporate (472)
Licensed (896)
SAL DC
Caribbean
Dominica
Saint Vincent and the Gren
Aruba
Trinidad and Tobago
West Coxsackie, NY
St. Johns, MI
Edgerton, WI
Austinburg, OH
Williamsport, MD
Muncie, IN
Aurora, CO
Edwardsville, IL
Winchester, KY
Rancho Cucamonga, CA
Lexington, NC
Humboldt, TN
Macon, GA
Fort Worth, TX
Hammond, LA
Plant City, FL
Pompano Beach, FL

Industry Overview
We operate in the $1 trillion U.S. grocery retail industry — an industry that has been transformed over the years, presenting consumers with an increasing number of formats. While the vast majority of consumers’ everyday consumable needs were purchased at a traditional grocery store in the 1990s, today more than 60% of consumables are purchased at other formats, which range from larger stores such as supercenters and wholesale clubs, to smaller square footage retailers, such as dollar stores or hard discount grocers.
Within the broader U.S. grocery and consumables industry, we operate within the hard discount sector, a sub-component of the limited assortment channel. This sector has benefited from industry tailwinds that have similarly benefited other value-oriented channels, such as wholesale clubs, supercenters and dollar stores. According to Willard Bishop’s The Future of Food Retailing 2016, this momentum is expected to continue as value-oriented channels are predicted to outpace the broader industry’s growth, with an average projected compound annual growth rate (“CAGR”) over the next five years of 3.2% (vs. 1.8% for the total U.S. grocery and consumables industry).
The chart below illustrates the projected sales growth by channel. As depicted in the chart below, the fresh and limited assortment channels are anticipated to be the two leading growth channels of the U.S. grocery and consumables industry. As a hard discount grocer, we have plans to capitalize on the growth trends of both channels by providing what we believe is a leading fresh food offering (which we define as our fresh meat and produce departments) within the limited assortment channel.
We believe that several trends support the positive outlook for the long-term growth of hard discount grocers who operate within the limited assortment channel, including:

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U.S. Market Remains Underpenetrated in Small-Box, Deep-Value Formats: The limited assortment channel represented approximately 3% of the overall U.S. market annual sales in 2015 as illustrated in the pie chart below. With projected annual growth of approximately 8% over the next five years, this channel would still represent less than 5% of the overall market, suggesting that there is significant room for growth over the long-term. Moreover, this channel remains less-established in the U.S. than in comparable developed economies, such as in Europe, where in 2014, according to Planet Retail, UK Discount Grocery, Structural Not Cyclical Change, March 2014, “discounter” penetration of overall grocery market sales was 16%. Discounters, according to Planet Retail, include both the limited assortment and dollar store channels.

•
Growth of Value-Conscious Shoppers: We believe the economic slowdown at the end of the previous decade fueled a rise in shoppers seeking ways to spend less, particularly for the items in their grocery carts. As the economy continues to recover, we believe value-conscious shoppers have retained their shopping habits with an increased preference to shop at discount retailers.

•
Convenience as a Differentiator: We believe that consumers have become increasingly strapped for time, and that dual income families have been on the rise, and that as a result, the demand for convenient solutions to everyday consumable needs has been increasing. Industry participants are addressing consumers’ desire for a convenient shopping experience through smaller store formats located closer to where their customers live or work, while offering a simpler store presentation with a more edited assortment of products.

•
Increased Customer Acceptance of Private Brand Offerings: Customers are becoming increasingly receptive to purchasing private-label products as a lower-cost alternative to national brands. Over the last several years, private-label penetration in the traditional supermarket channel has increased meaningfully, and we believe now represents an approximate high teens to low 20s percentage of the overall sales mix. Hard discount grocery retailers, including Save-A-Lot, have embraced this trend and have led the industry with respect to the mix of store brand products that they offer their customers. Our private-label program is responsible for approximately 60% and 55% of corporate store and licensee store retail sales, respectively, excluding fresh meat and produce.

Business Strengths
Differentiated Store Concept: Our stores provide a differentiated, highly convenient and simplified shopping experience. We focus on quality, low prices and fresh food, including quality produce and fresh cut meat. We believe our unique shopping experience is attractive to customers and builds customer loyalty. Our grocery retailing format is distinguished by the following key attributes:

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Simplified Shopping Experience: We provide an easy-to-shop environment in a smaller physical footprint compared to traditional grocery retailers. Our smaller stores provide a simple, time-saving shopping experience while offering products across the major retail food departments, including grocery, frozen, dairy, produce, meat and general merchandise. By focusing on an edited assortment of SKUs of the most purchased products and sizes, our stores are able to meet the needs of the everyday shopper while maintaining a simplified and expedited shopping experience across all key departments. Our SKU requirements per store are approximately 3,000 compared to a traditional grocery store, which typically carries over 20,000 SKUs.

•
Compelling Value Proposition: Providing our customers with a compelling value proposition is a key tenet of our merchandising strategy. Our edited product assortment, portfolio of private-label brands and efficient supply chain expertise enable us to sell at prices well below other retailers, with targeted savings on individual items of up to 15% compared to “large box” discount chains, which we believe can result in savings of up to 30% or more compared to traditional grocery stores depending on the market and competitors. Our edited assortment, smaller buildings and dedicated distribution network create operating efficiencies for our stores and distribution centers and lower our operating costs. Inventory turns quickly from the time we purchase the product from suppliers to selling it to our customers, which creates efficiencies for our suppliers and allows us to negotiate lower costs of goods. We also leverage our store network of over 1,300 stores to maintain strong supplier relationships and negotiate attractive prices. Our portfolio of high-quality, low-priced, private-label brands is developed to be at least equivalent to national brands in terms of quality while offering substantial savings to our customers as well as higher gross margins for us. All private-

label products undergo an extensive development process intended to confirm that the products have an attractive flavor profile and are packaged with fresh, modern designs that continue building customer brand recognition. Private-label products account for approximately 60% and 55% of our corporate stores and licensee store retail sales, respectively, excluding fresh meat and produce, which is a significantly higher percentage than in a traditional grocery store.

•
Differentiated Fresh Program: Save-A-Lot stores carry a selection of fresh meat that is hand cut in-store daily, which we believe sets us apart from other hard discount grocers, and a targeted selection of fresh, high-quality produce tailored to customer needs. Our fresh sales, which we define as fresh meat and produce, typically account for approximately 35% of store sales. We provide customers access to affordable beef, pork and poultry, farm-fresh fruits and vegetables. Our heightened focus on product handling, rotation and merchandising has improved the high standards of our produce.

•
Convenient Store Locations: Our smaller store format enables our stores to be located in convenient and attractive locations that permit us to serve customers across a range of large, medium and small DMAs and rural to urban communities. We are able to open stores in existing locations or new in-line and freestanding locations with convenient, nearby parking facilities.

Flexible Store Ownership Model: Historically, our core focus has been our Licensee Distribution business, which has driven much of our growth since our founding. In recent years, our corporate stores have become an increasingly important component of our overall strategy. We plan to pursue a flexible, dual ownership model, in which we intend to efficiently utilize both our corporate stores as well as our licensees to grow the business, enabling us to execute a tailored expansion strategy best suited for each specific market. Generally, corporate stores are better suited for first time expansion into dense, competitive urban areas and larger DMAs where capital investment is needed to build Save-A-Lot brand recognition. We have planned and are executing on a corporate stores-led expansion strategy in markets such as Los Angeles and Las Vegas, where corporate stores are anticipated to more quickly gain a foothold in the more urban, larger markets.
In certain markets, licensee operators augment our corporate stores in the market and further assist in leveraging our distribution center infrastructure and marketing penetration. The licensee model works especially well in expanding Save-A-Lot’s presence in geographically remote and smaller markets or in supplementing Save-A-Lot’s corporate store growth in larger DMAs such as suburban regions around major urban areas. Experienced licensee operators are also able to expand the footprint in more rural areas where Save-A-Lot has had little presence, such as Colorado and Iowa. Licensees who have strong ties to a rural area are often best suited to open a new Save-A-Lot in the community, given their knowledge of the local market and resulting ability to implement tailored and efficient merchandising strategies and to effectively market their stores in smaller towns. We believe that our ability to enter and compete in varying markets with a customized corporate and licensee ownership approach has helped, and will continue to help, facilitate successful store operations and long-term store growth.

Highly Efficient Distribution Capabilities That Can Support a Growing Store Footprint: We utilize a large-scale, efficient distribution network to service the needs of our licensed and corporate stores. Our 17 distribution centers, including 15 “full-line” facilities that handle dry, refrigerated and frozen food product orders, are strategically located throughout the United States to provide inventory in a cost-effective manner to our stores. We are able to leverage our fixed logistics costs in addition to realizing economies of scale around procurement, merchandising, transportation, promotions, advertising and pricing.
The investments in our distribution network and processes have allowed us to expand in existing markets and into new markets. Our existing distribution network covers the densely populated regions of the eastern and southern United States. As indicated in the map below, our distribution network extends west through our distribution center in California and our new distribution center in Denver, giving us supply capabilities covering the relatively untapped markets of California, Colorado, parts of Arizona and parts of Nevada.

WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
PA
MD
DE
NJ
NY
CT
RI
MA
NH
VT
ME
Save-A-Lot Network
Corporate (472)
Licensed (896)
SAL DC

Distribution center and store location data as of June 18, 2016
With the investments in our distribution network, we believe we have sufficient capacity to execute on our store growth strategies. We estimate that our current distribution infrastructure can support approximately 700 incremental stores, based on our typical store format. Our supply network’s reach and available capacity provides us with the flexibility to expand into new markets and enhance our presence in existing markets.
In addition to expanding our distribution footprint, we continuously work to improve the efficiency and cost effectiveness of our distribution network. For example, we have made capital investments in our refrigeration systems, lighting and internal/external doors that have resulted in meaningful reductions in electrical usage. We expect to continue to increase the back-haul allowances we receive from our vendors over time, and we are also in the process of implementing labor standards throughout our network that are designed to create more efficient workflow in the distribution centers and enhance productivity.
Well Positioned for Growth: We have made meaningful investments in our business over the past few years to improve our pricing and enhance our shopping experience, assortment of product offerings, brand image and confidence of our licensees. We believe these investments better position us for future success as we look to grow our network. These investments have included:

•
Pricing: In fiscal 2014, we invested in gross margin by lowering prices at our corporate stores as well as the prices we charged to our licensees. We are committed to staying competitive on price and will continue to assess ways to pass along future savings to our customers and licensees in the form of lower prices.

•
Merchandising assortments and store design: Over the past few years, we have made a number of investments in our merchandise offering and presentation and the design and layout of our stores, including:

◦	Added a fresh cut meat program to virtually all of our corporate stores (substantially all of our licensees also have this program).

◦	Expanded our frozen and smoked meat departments.

◦	Reinvigorated our produce departments and their relocation to the front of the store.

◦	Improved our assortment of products, adding new items to replace slower moving items for approximately 20% of our SKUs.

◦	Updated the labels and packaging of nearly all of our private-label products.

◦	Expanded our ethnic offerings.

◦	Inserted approximately 130 “must have” national brand items into our corporate stores in fiscal 2017.

•
Brand awareness: We increased our marketing and advertising investment in a variety of channels, including digital, print and community involvement to build brand awareness, drive customer traffic and create awareness of the various in-store initiatives to both current as well as potential customers.

Great People: We believe that our people are an integral component of our success. On December 2, 2015, we announced that retail veteran Eric Claus had been named our new Chief Executive Officer and he started in his role with Save-A-Lot on December 14, 2015. Mr. Claus brings with him over 30 years of experience in the retail industry where he has gained deep experience in both discount and grocery retail in both the United States and Canada, most recently serving as the Chairman, President and Chief Executive Officer of Red Apple Stores Inc., a 155-store value-oriented clothing, general merchandise and food chain in Canada. Mike Collins was named Chief Financial Officer in January 2016 and brings with him over 25 years of finance and business experience, including serving as Chief Financial Officer of Sears Holding Corporation and more recently serving as Chief Financial Officer of NBTY, which manufactures, wholesales and retails vitamins, minerals, herbs and sports drinks. Nancy Chagares is serving as the Chief Merchandising Officer of Save-A-Lot and has over 20 years of experience in the retail industry, including serving as Senior Vice President Fresh Foods at Bi-Lo Holdings and Senior Vice President Merchandising and Marketing at Jewel-Osco, and most recently as a partner at a consulting group that provides advice to food retailers and manufacturers on sales, merchandising, product development, brand marketing and operations. These executives supplement a well-experienced management team.
In addition to our seasoned executive management team, we rely on the passion and knowledge of our store associates. We and our licensees continually invest in training and development programs to enhance our associates’ knowledge and skill sets.  In turn, our and our licensees’ associates are well prepared to execute in-store Save-A-Lot programs that drive sales and ensure brand consistency across our store network. Our experienced store managers and operations specialists have an average tenure of approximately eight years.
Strategy
Our long-term strategy is focused on driving profitability and store unit growth in both of our business segments — Corporate Stores and Licensee Distribution. We employ a three-pronged approach: (1) increase the sales per store productivity across our network, (2) grow and optimize our Save-A-Lot store network through our flexible store ownership model and (3) identify and implement operational efficiencies and continue to seek effective methods of managing costs in order to increase our profitability and pass through a portion of the savings to our customers and licensees in the form of lower prices.
Increase Sales Per Store Productivity of Our Save-A-Lot Network: We plan to drive same-store sales growth by executing merchandising programs that provide customers with a locally relevant assortment of high-quality products, differentiated fresh and private brands offerings and a compelling value proposition. We complement our merchandising efforts with marketing and promotions that are focused on increasing brand awareness, improving our value perception and supporting our growth strategy. Key elements of our strategy to drive sales productivity within our stores include:

•
Deliver Exceptional Fresh Offerings: We believe our fresh offerings and programs are key differentiators of the Save-A-Lot brand. We continue to refine and enhance our meat and fresh produce selection to increase ethnic and regional relevance. For example, in fiscal 2015, we completed the implementation of an on-site meat cutting program in our corporate stores that allows us to provide fresh, locally relevant offerings that can be tailored to meet customers’ needs. Moreover, we plan to continue to invest in associate in-store training in an effort to provide perishable offerings that are best in class.

•	Optimize the Offering of Our Private and National Brands:

◦
Continue to Enhance Our Private-Label Offering: Our portfolio of high-quality private-label products are an integral component of our customer value proposition. We will continue to innovate and refine our exclusive merchandising offering with the goal of driving product excitement and enticing customers to shop our stores and increase their basket of purchases. We will also continue to optimize our assortment and consolidate our private-label brand names over time. We recently acquired the America’s Choicesm brand and will be enhancing our private label assortment with the introduction of new and innovative items under this label. Over time, we expect that America’s Choicesm will become the predominant food private label brand in our stores. We will seek to consolidate our private label brand offerings by reducing the number of private label brands that we offer, which currently consists of approximately 70 brands, while increasing brand recognition and enhancing brand equity of America’s Choicesm along with approximately five supporting brands.

◦
Strategically Incorporate National Brand Products Into Our Offering to Drive Customer Traffic: We provide our customers with a highly convenient and edited assortment of consumables. While adhering to this strategy, we will continue to supplement our high-quality private-label offering with certain traffic-driving “must have” national brand products. Beginning in fiscal 2017, all corporate stores and the vast majority of licensed stores executed the insertion of approximately 130 “must have” national brand items. This targeted merchandising approach will enable us to provide our customers with enhanced selection while also highlighting the value that our private-label equivalent products provide. We believe the changes to our private label assortment and the introduction of select national brands will be well received by our current customers while also attracting and retaining new customers, and is an important step in expanding our customer base. We are encouraged by the initial results.

◦
Targeted Value Proposition for our Customers: We recently hired a dedicated team that will seek “special buys” that change throughout the year and offer opportunities for greater savings through “treasure hunt” style deals. We will also soon have supporting website capabilities for our licensees so that they can see opportunistic product availability and order for their store(s).

•
Use Targeted Marketing and Promotions to Drive Traffic and Increase Brand Awareness: We plan to utilize multi-pronged marketing and promotional strategies, including the use of print, mass media and digital communication channels to drive brand awareness and customer traffic. These strategies will incorporate our recent improvements in content, cadence and frequency of our programs. Our messaging will continue to stress local relevance and emphasize quality and great prices. For example, in select areas we advertise in community and Spanish language publications emphasizing our ethnic product offerings and low prices. In addition, when entering a new market, we use an omni-channel marketing approach that is executed through a multi-phase store opening process to build brand awareness while maximizing customer attraction and retention.

•
Drive In-Store Execution: We believe we have a number of opportunities to improve the “look and feel” of our stores, including the continued refinement of our visual presentations, our merchandising sets and our product adjacencies. In fiscal 2017, we expect that approximately two-thirds of all corporate stores will be redesigned to expand on growth and high gross margin departments such as produce, bakery, dairy and frozen. In addition, we expect that all corporate stores will undergo a merchandising center store reset designed to expand on growth categories while reducing non-growth categories. It is our expectation that approximately two-thirds of our licensed stores will incorporate parts or all of our new design features in Fiscal 2017. We will continue to work with our operations specialists to execute these strategies, which we believe will drive increased sales productivity throughout the Save-A-Lot network. Our operations specialists execute in-store programs in our corporate stores and work with licensees to implement the programs in their stores as well, which we believe supports sales in our Licensee Distribution business. We monitor licensee adherence to our Save-A-Lot programs to help achieve a consistent Save-A-Lot brand across the network.

•
Create and Implement Locally Relevant Merchandising Programs: We will continue to tailor our assortment of products to customers in different demographic and economic areas. For example, in select markets, we have launched an ethnic merchandising program focused primarily on Hispanic customers in certain of our corporate stores where we believed that such products and merchandising would have traction.

Grow Our Save-A-Lot Store Network:  We plan to grow our store footprint through the opening of both corporate and licensed stores. We believe the United States can support more than 3,500 Save-A-Lot stores under our existing store concept and layout.  We expect that the total number of potential stores could expand over time as the Save-A-Lot concept evolves.  We opened 80 new corporate and licensee stores in fiscal 2016 and plan to open approximately 75 new corporate and licensee stores on a gross basis in fiscal 2017, and to maintain mid-to-high single digit rates of annual new store growth in future years. Our expected store growth in fiscal 2017 reflects a modest reduction from fiscal 2016 as we reallocate capital to the corporate store redesigns and retro-fits in fiscal 2017.
Our near-term expansion plans are focused on growing our network in current and adjacent markets. In our Corporate Stores segment, a significant majority of our new stores are expected to be opened in markets where we currently have an established presence. We have refined our disciplined and analytical new location identification process, incorporating additional internal and external resources that consider many site characteristics, including population density, demographics, competitor proximity and location within the shopping center. We have also refined our geographical analysis by analyzing smaller, more targeted areas and are redeploying our resources accordingly. We plan to be more strategic in growth site selection while remaining opportunistic. In addition to opening new stores where we already have an established market presence, we plan to continue our expansion in the western half of the United States. For example, we recently entered the Las Vegas market and plan to grow our presence there over time. We also plan to further penetrate the Los Angeles market in the near to medium term. In our Licensee Distribution segment, we drive new licensed store development by targeting existing and potential licensees through focused advertising, participation in trade associations, and the efforts of our internal team of development specialists. Our experienced real estate professionals execute a rigorous site selection process and work closely with local real estate brokers to identify optimal locations.
We believe there are compelling reasons for our continued focus on a balanced growth strategy. We believe that corporate stores are better suited for certain markets, particularly dense urban areas, and licensee stores are better suited in rural areas where licensees are able to effectively market their stores in smaller towns. Furthermore, we have greater control over the growth trajectory and timing of opening new corporate stores. In addition, by operating corporate stores, we believe that we can more quickly implement strategy changes and capitalize on opportunities and be more nimble in today’s ever-changing grocery retail environment. While our Corporate Stores segment has had a lower Operating earnings margin ((0.3)% compared to 7.7% in fiscal 2016) and Adjusted EBITDA margin (2.8% compared to 8.1% in fiscal 2016) than our Licensee Distribution segment, we believe our Corporate Stores segment Operating earnings margin and Adjusted EBITDA margin can expand over time as we (1) improve the sales-per-store productivity of our network through the execution of the in-store initiatives described above, (2) increase the store density within certain markets and (3) leverage our fixed expenses as we open new corporate stores. We expect that unit growth will be driven by new licensee stores and corporate stores over the next few years. We believe that growth in our corporate store base, through a more refined and strategic site expansion process and the resulting maturation of our newer markets, combined with continued improvements in our operations including through the enhancements in our merchandising, will further attract existing and new licensees to increase the number of Save-A-Lot units they operate.
Adjusted EBITDA and each of Corporate Stores, Licensee Distribution and Corporate segment Adjusted EBITDA are non-GAAP financial measures. Adjusted EBITDA, segment Adjusted EBITDA and segment operating earnings, as adjusted, provide investors an additional understanding of factors and trends affecting our business in total and in our business segments, which are used in our business planning process to understand expected performance and to evaluate results against those expectations. We believe that these measures are more reflective of factors that affect our underlying operating performance and are not considered in our supplemental assessment of on-going business performance. For a reconciliation of all non-GAAP financial measurements used in this Information Statement, see “Selected Historical Combined Financial and Operating Data—Non-GAAP Financial Measures.”
We believe we have an attractive new store economic model for both our new corporate stores and our new licensed stores:

•
Corporate Stores: Our corporate stores average approximately 17,000 square feet in size and typically require an upfront store-level investment of approximately $1.4, which includes leasehold improvements, store equipment, net working capital and landlord rebates. For the corporate stores we approved to open in fiscal 2016, we are expecting to generate average annual store-level sales of approximately $5 with average annual cash store-level operating expenses (defined as estimated annual store-level operating expenses but excluding non-cash expenses such as depreciation and amortization) and variable distribution expenses of approximately $4.8.  This results in an expected average mid-teens store-level return on invested capital (defined as the estimated annual store-level sales less the store-level cash operating expenses and variable distribution expenses, divided by the amount of the upfront store-level investment) in the second full year of operation, which we expect to approach 20% by the fifth year of a store’s operation.

•
Licensed Stores: We have a strong licensee base that we believe can continue to grow. We offer financial incentives to our licensees to reduce their upfront costs of opening new stores. We view the amount of these incentives as a meaningful inducement for new and existing licensees to open stores, grow their businesses and thus expand our network of stores and our overall profitability. We continue to refine the incentive structures we provide so that we can further support our licensees as they look to expand their Save-A-Lot store base. New licensees are also offered training and comprehensive support services in connection with opening a new store. We have an efficient operating infrastructure in place to support our licensees, which has also helped to generate an attractive Adjusted EBITDA margin in our Licensee Distribution segment in fiscal 2016 of 8.1%. The addition of licensed stores results in a positive investment return to Save-A-Lot relative to the financial incentives we provide.

Expenses associated with new corporate store openings typically include store employee training costs, licensing, new store advertising and marketing costs, and certain store establishment costs. Expenses associated with new licensee store openings typically include licensee incentives, potential rebates and promotions on product purchases and nominal administrative costs associated with systems setup and licensee agreement execution.
Expenses associated with converting a licensee store to a corporate store include certain new store advertising and marketing costs and store establishment costs. Typically, there are not significant operating expenses associated with converting a licensee store to a corporate store.
Optimize Our Store Network: We have a compelling store format that appeals to customers across a range of geographies and demographic areas. As we look to profitably grow our store network while leveraging our dual ownership model, we will also actively manage the ownership structure of our existing portfolio of 1,368 Save-A-Lot stores. As some of our corporate stores may be better operated as licensee stores and vice versa, we will continue to monitor and analyze ways to optimize our store base. We currently have a number of corporate stores in more geographically remote markets that could better serve our customers under licensee ownership. We will look for opportunities to transfer the ownership of these stores to new and existing licensees over the next few years. Similarly, Save-A-Lot has from time-to-time opportunistically converted licensee stores to corporate stores and will continue to consider conversions in the future, particularly for stores in larger, more densely populated markets.

Improve Operational Efficiencies and Continue to Manage Costs to Offer Compelling Value to Our Customers: As a hard discount operator and service provider, we are continuously seeking ways to simplify processes and reduce costs in order to increase profitability and to pass through a portion of the related savings to our customers in the form of lower prices. Our efforts are focused in our stores, supply chain network and administrative functions. Key elements of this strategy include:

•
Removing Costs from Corporate Stores: We continue to identify and execute initiatives to reduce costs at our corporate stores which include efforts to optimize our store labor model, minimize non-labor store operating expenses, and reduce facilities-related operating costs.

•
Leveraging Scale Economies and Reducing Supply Chain Costs: We work closely with our vendors to drive cost savings in our supply chain which becomes increasingly important as we add additional volume into the network. In addition, we continue to refine our already efficient logistics infrastructure by implementing key initiatives to lower freight-related costs, increase back-haul allowances, optimize labor staffing and maximize utilization of our distribution centers. With available capacity in our supply chain, additional network growth will allow us to leverage our existing distribution centers and our transportation routes.

•
Investing in Information Technology: We have identified a number of information technology initiatives that we believe will help drive the productivity of our network. These include a deal portal, that will allow licensees access to special deals on extremely limited product at great prices; an assisted replenishment system that will provide recommended ad and replenishment order quantities, improving inventory levels and in-stock positions; and a transportation management solution, which will seek to lower our cost of transportation across the network through route optimization and improved inbound planning and execution.

•	Operating a Lean Corporate Infrastructure: We plan to operate a lean store support center and will pursue options that will help achieve a low-cost infrastructure for our business.
Summary Risk Factors
An investment in Save-A-Lot common stock is subject to a number of risks, including risks related to Save-A-Lot’s business, the Separation and Save-A-Lot common stock. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this Information Statement.
The Separation and Distribution
On July 28, 2015, Supervalu announced that its board of directors had authorized the exploration of a plan to separate its Save-A-Lot business from Supervalu. Supervalu currently intends to effect the Separation through a pro rata Distribution of approximately 60% of the common stock of Save-A-Lot to Supervalu’s stockholders, which will not be eligible for treatment as a tax-free distribution for U.S. federal income tax purposes. The number of shares of Supervalu common stock you own will not change as a result of the Separation. Supervalu may propose a reverse stock split for approval by its stockholders, which we expect would increase the per-share trading price, but not the aggregate market value, of Supervalu common stock.
On        , the Supervalu board of directors approved the Distribution of the issued and outstanding shares of Save-A-Lot common stock on the basis of one share of Save-A-Lot common stock for every       shares of Supervalu common stock held as of the close of business, Eastern time, on       , the record date for the Distribution.
Save-A-Lot’s Post-Separation Relationship with Supervalu
Following the Distribution, we expect that Supervalu stockholders will directly own approximately 60% of the outstanding shares of common stock of Save-A-Lot, and Save-A-Lot will be a separate company from Supervalu. Supervalu currently expects to retain approximately 40% of the outstanding shares of common stock of Save-A-Lot immediately following the Distribution. Supervalu plans to dispose within 24 months of the Distribution of a portion of the retained Save-A-Lot stock sufficient to reduce Supervalu’s ownership of Save-A-Lot stock to 20% or less. Supervalu has no plans to acquire any additional Save-A-Lot common stock following the Distribution.
After the Distribution, Supervalu and Save-A-Lot will be separate companies with separate management teams and separate boards of directors. Save-A-Lot will have entered into a separation agreement and a distribution agreement with Supervalu, which is referred to in this Information Statement together as the “separation and distribution agreement.” In connection with the Separation, Save-A-Lot will also enter into various other agreements to effect the Separation and provide a framework for its relationship with Supervalu after the Separation, including a services agreement, a tax matters agreement, an employee matters agreement and a stockholder’s agreement. These agreements will provide for the Separation between Save-A-Lot and Supervalu of the assets, employees, liabilities and obligations (including property, employee benefits and tax liabilities) of Supervalu and its subsidiaries attributable to periods prior to, at and after Save-A-Lot’s Separation from Supervalu, and will govern the relationship between Save-A-Lot and Supervalu subsequent to the completion of the Separation.

For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and Save-A-Lot’s Relationship with Supervalu” and “Certain Relationships and Related Party Transactions” elsewhere in this Information Statement.
Reasons for the Separation
Supervalu’s board of directors believes that separating the Save-A-Lot business from Supervalu is in the best interests of Supervalu and its stockholders for a number of reasons, including:

•
The Separation will enable each company to focus on its own distinct operations and strategies, and permit the management of each company to concentrate efforts on its unique customers and market conditions.

•	The Separation will position Save-A-Lot as an independent hard discount grocery business and enable it to focus on and strengthen relationships with its licensees and customers.

•	The Separation will also enable Save-A-Lot to make investment, personnel and operational decisions better aligned with its licensees and customer base.

•	The Separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital.

•
The Separation will enable Save-A-Lot to optimize its investment strategies and invest in capital-intensive long-term programs that may not meet Supervalu investment objectives and provide Save-A-Lot with direct access to debt and equity capital markets, enabling it to fund desired growth strategies based on its own targeted return rates.

•	The Separation will allow Save-A-Lot to invest capital and focus on higher growth opportunities in its hard discount grocery business.

•
The Separation will focus Save-A-Lot leadership on program execution and customer needs and relieve the demands on the time and attention of Supervalu’s management and board of directors associated with overseeing Save-A-Lot’s operations and growth strategy.

•	The Separation will reduce internal competition for capital among existing Supervalu segments, and facilitate a more efficient allocation of capital and capital structure.

•
The Separation will allow investors to separately value Supervalu and Save-A-Lot based on their distinct investment identities. Save-A-Lot’s hard discount grocery business differs from Supervalu’s wholesale distribution and retail food businesses in several respects, such as the nature of the business and growth profile.

•
The Separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics, which may attract new investors to each business who may not have properly assessed the value of the businesses as stand-alone entities relative to the value they are currently accorded.

•	The Separation will improve the ability of both Supervalu and Save-A-Lot to use their respective stock as acquisition currency.

•
The Separation will facilitate incentive compensation arrangements for employees that are more directly tied to the performance of each of Save-A-Lot’s and Supervalu’s respective businesses, facilitating employee hiring and incentivization.

Corporate Information
Save-A-Lot was incorporated in Delaware on October 19, 2015. The address of Save-A-Lot’s principal executive office is 100 Corporate Office Drive, Earth City, Missouri 63045. Save-A-Lot’s telephone number after the Distribution will be 314-592-9100. Save-A-Lot maintains an Internet site at www.save-a-lot.com. Save-A-Lot’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.
Internal Restructuring and Preferred Stock Issuance
Prior to the Distribution, Supervalu will complete an internal corporate restructuring to transfer the businesses and assets that are part of its Save-A-Lot business to Save-A-Lot. In addition, prior to the completion of the Distribution, third-party investors unrelated to Supervalu will acquire all of the shares of the Series A (non-voting) cumulative perpetual preferred stock (the “Series A preferred stock”) of Save-A-Lot. See “The Separation and Distribution—Internal Restructuring and Preferred Stock Issuance” and “Description of Capital Stock—Preferred Stock—Series A Preferred Stock.”
Corporate Structure
The following diagram depicts the corporate structure that we currently expect immediately after giving effect to the internal restructuring, the Distribution and the other transactions described in this Information Statement:

* Within the two-year period following the Distribution of Save-A-Lot shares, Supervalu intends to dispose, in an orderly fashion, of sufficient shares of Save-A-Lot common stock to decrease Supervalu’s ownership stake in Save-A-Lot to 20% or less.
Reason for Furnishing this Information Statement
This Information Statement is being furnished solely to provide information to stockholders of Supervalu who will receive shares of Save-A-Lot common stock in the Distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Save-A-Lot’s securities. The information contained in this Information Statement is believed by Save-A-Lot to be accurate as of the date set forth on the cover of this Information Statement. Changes may occur after that date, and neither Supervalu nor Save-A-Lot will update the information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.
Summary Historical Combined Financial and Other Data
The following table summarizes Save-A-Lot’s historical combined financial and other data and summary pro forma combined financial data as of the dates and for the periods indicated. We derived the combined financial and operating data for the 16 weeks ended June 18, 2016, and June 20, 2015 and the combined balance sheet data as of June 18, 2016, from our unaudited interim combined financial statements, which are included elsewhere in this Information Statement. In management's opinion, the unaudited interim combined financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. We derived the combined financial and operating data for the three fiscal years ended February 27, 2016, February 28, 2015 and February 22, 2014, and the combined balance sheet data as of February 27, 2016 and February 28, 2015, as set forth below, from our audited combined financial statements, which are included elsewhere in this Information Statement. We derived the combined balance sheet data as of June 20, 2015 from our unaudited interim combined financial statements that are not included in this Information Statement. We derived the combined balance sheet data as February 22, 2014 from our audited combined financial statements that are not included in this Information Statement.

Our combined financial information may not necessarily reflect our financial position, results of operations or cash flows as if we had operated as a stand-alone, public company during all periods presented, as this combined financial information does not reflect changes that will occur in our operations and capitalization as a result of the Separation from Supervalu and the Distribution. Accordingly, our historical results should not be relied upon as an indicator of our future performance.
The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the related notes included elsewhere in this Information Statement. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with the sections entitled “Capitalization,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The summary unaudited pro forma consolidated financial data for the fiscal year ended February 25, 2017 has been prepared to give effect to the Separation and the Distribution in the manner described under “Unaudited Pro Forma Combined Financial Statements” and the notes thereto. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The summary unaudited pro forma consolidated financial data are for informational purposes only and do not purport to represent what our results of operations actually would have been if the Separation and the Distribution had occurred on the date assumed, do not purport to project the results of operations for any future period and should not be relied upon as an indicator of our future performance.

	First Quarter Ended			Fiscal Year Ended
(in millions, except per share amounts and stores)	Pro Forma(9) June 18, 2016 (16 weeks)	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	Pro Forma(9) 2016 (52 weeks)	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)
Results of Operations
Net sales		$1,432	$1,408		$4,623	$4,641	$4,254
Cost of sales		1,202	1,185		3,913	3,952	3,600
Gross profit		230	223		710	689	654
Selling and administrative expenses		197	177		598	551	503
Operating earnings(1)		33	46		112	138	151
Interest expense, net		1	—		3	1	1
Earnings before income taxes(1)		32	46		109	137	150
Income tax provision		12	18		42	53	57
Net earnings		$20	$28		$67	$84	$93
Pro forma net earnings per share(2)		n/a	n/a		n/a	n/a	n/a
Cash Flows
Net cash provided by operating activities		$2	$43		$154	$103	$141
Net cash used in investing activities		$(22)	$(18)		$(105)	$(95)	$(38)
Net cash provided by (used in) financing activities		$20	$(26)		$(49)	$(6)	$(102)
Financial Position
Working capital		$77	$71		$34	$48	$5
Total assets		$1,002	$948		$991	$948	$859
Total debt and capital lease obligations		$10	$4		$10	$4	$5
Other Statistics
Depreciation and amortization(3)		$24	$22		$71	$65	$65
Capital expenditures(4)		$21	$18		$114	$79	$41
Adjusted EBITDA(5)		$61	$73		$219	$217	$234
Licensee Distribution identical store sales percentage(6)		(1.8)%	(1.1)%		(3.0)%	4.4%	(1.4)%
Corporate Stores identical store sales percentage(7)		(1.0)%	2.8%		0.6%	7.6%	2.6%
Save-A-Lot network identical store sales percentage(8)		(1.4)%	0.6%		(1.4)%	5.8%	0.2%
Store Network
Licensee Distribution stores supplied		896	902		897	903	948
Corporate Stores		472	433		463	431	382
Total Save-A-Lot network stores		1,368	1,335		1,360	1,334	1,330

(1)	Pre-tax items recorded in the first quarters of fiscal 2017 and fiscal 2016 included $3 of Supervalu-allocated Separation-related costs.
Pre-tax items recorded in fiscal 2016 included $15 of Supervalu-allocated Separation-related costs, $11 of store closure and impairment charges, $2 of employee-related costs and $1 of Supervalu-allocated severance costs.
Pre-tax items recorded in fiscal 2015 included $4 of Supervalu-allocated items attributable to pension settlement charges and a benefit plan charge and $3 of store closure and impairment charges.
Pre-tax items recorded in fiscal 2014 included a $5 legal settlement charge, $4 of asset impairment charges, $2 of severance costs and $2 of Supervalu- allocated items attributable to severance costs and other charges.

(2)
The calculations of pro forma net earnings per share for the periods presented are based on the number of shares used to calculate Supervalu common stock outstanding for the first quarters of fiscal 2017 and fiscal 2016, adjusted for the distribution ratio of one share of Save-A-Lot common stock for every        shares of Supervalu common stock outstanding. In calculating pro forma net earnings per share, net earnings available to common stockholders are reduced by the amount of dividends accumulated in the period attributable to the Series A preferred stock. The calculation does not include the number of outstanding shares of Series A preferred stock. Historical net earnings per share are not calculable because the financial statements included in this Information Statement have been prepared on a combined basis and have not been prepared for a separate legal entity that had share capital throughout the historical periods presented.

(3)
Depreciation and amortization expense presented here includes Supervalu-allocated depreciation expense of $2 and $2 for the first quarters of fiscal 2017 and 2016, respectively, and $5, $3 and $3 for fiscal 2016, 2015 and 2014, respectively.

(4)
Capital expenditures include cash payments for purchases of property, plant and equipment and non-cash capital lease additions and exclude business acquisitions and capitalized property, plant and equipment additions within Accounts payable.

(5)
Adjusted EBITDA is a non-GAAP financial measure that the Company provides as a supplement to our results of operations and related analysis, and should not be considered superior to, a substitute for or an alternative to any financial measure of performance prepared and presented in accordance with GAAP. Refer to the “Selected Historical Combined Financial and Operating Data” section of this Information Statement for further information.

(6)
Licensee Distribution identical store sales are defined as wholesale sales made to licensee stores operating for four full quarters, including store expansions and excluding planned store dispositions.

(7)
Corporate Stores identical store sales are defined as the sales attributable to Company-operated stores operating for four full quarters, including store expansions and excluding planned store dispositions.

(8)
Save-A-Lot network identical store sales are defined as the sales attributable to Company-operated stores and wholesale sales made to licensee stores operating for four full quarters, including store expansions and excluding planned store dispositions.

(9)
Pro forma financial information, including adjustments prepared in accordance with Article 11 of Regulation S-X, have been derived from the historical combined financial statements of Save-A-Lot, after giving effect to Save-A-Lot’s anticipated capital structure and transactions resulting from the Separation and the Distribution. Refer to the “Unaudited Pro Forma Combined Financial Statements” section of this Information Statement for further information.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is the Separation?
The Separation is the method by which Save-A-Lot will separate from Supervalu. To complete the Separation, Supervalu currently expects to distribute to its stockholders approximately 60% of the shares of Save-A-Lot common stock.

Following the Distribution, we currently expect that Supervalu stockholders will own approximately 60% of the outstanding shares of common stock of Save-A-Lot, and Save-A-Lot will be a separate company from Supervalu. Supervalu currently expects to retain approximately 40% of the outstanding shares of common stock of Save-A-Lot immediately following the Distribution. Supervalu plans to dispose within 24 months of the Distribution of a portion of the retained Save-A-Lot stock sufficient to reduce Supervalu’s ownership of Save-A-Lot stock to 20% or less. Supervalu has no plans to acquire any additional Save-A-Lot common stock following the Distribution.

The number of shares of Supervalu common stock you own will not change as a result of the Separation.

What is Save-A-Lot?
Save-A-Lot is a wholly owned direct subsidiary of Supervalu whose shares will be distributed to Supervalu stockholders if we complete the Separation. After the Distribution, Save-A-Lot will be an independent public company and will continue its operations of hard discount grocery retailing.

What will I receive in the Distribution?
As a holder of Supervalu common stock, you will retain your Supervalu shares and will receive one share of Save-A-Lot common stock for every       shares of Supervalu common stock you own as of the record date. Your proportionate interest in Supervalu will not change as a result of the Separation. For a more detailed description, see “The Separation and Distribution” beginning on page 41.

Will Save-A-Lot issue fractional shares of its common stock in the Distribution?
No. Save-A-Lot will not issue fractional shares of its common stock in the Distribution. Fractional shares that Supervalu stockholders would otherwise be entitled to receive in the Distribution will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those Supervalu stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.

When is the record date for the Distribution?	The record date for the Distribution is .
When will the Distribution occur?
We expect the Distribution of the shares of Save-A-Lot common stock to occur on       , to holders of record of shares of common stock of Supervalu at the close of business, Eastern time, on the record date.

What are the reasons for and the benefits of separating Save-A-Lot from Supervalu?
Supervalu believes that the Separation will provide various benefits to both Supervalu and Save-A-Lot, including by: (1) enabling each company to focus on its own distinct operations and strategies, and permitting the management of each company to concentrate efforts on its unique customers and market conditions; (2) positioning Save-A-Lot as an independent hard discount grocery retailer and enabling it to focus on and strengthen relationships with its licensees and customers; (3) enabling Save-A-Lot to make investment, personnel and operational decisions better aligned with its licensees and customer base; (4) permitting each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital; (5) enabling Save-A-Lot to optimize its investment strategies and invest in capital-intensive long-term programs that may not meet Supervalu investment objectives and provide Save-A-Lot with direct access to debt and equity capital markets, enabling it to fund desired growth strategies based on its own targeted return rates; (6) allowing Save-A-Lot to invest capital in and focus on higher growth opportunities in its hard discount grocery retailing business; (7) focusing Save-A-Lot leadership on program execution and customer needs and relieving the demands on the time and attention of Supervalu’s management and board of directors associated with overseeing Save-A-Lot’s operations and growth strategy; (8) reducing internal competition for capital among existing Supervalu segments, and facilitating a more efficient allocation of capital and capital structure; (9) allowing investors to separately value Supervalu and Save-A-Lot based on their distinct investment identities; (10) enabling investors to evaluate the merits, performance and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics, which may attract new investors to each business, who may not have properly assessed the value of the businesses as stand-alone entities relative to the value they are currently accorded; (11) improving the ability of both Supervalu and Save-A-Lot to use their respective stock as acquisition currency; and (12) facilitating incentive compensation arrangements for employees that are more directly tied to the performance of each of Save-A-Lot’s and Supervalu’s respective businesses, facilitating employee hiring and incentivization.

For a more detailed discussion of the reasons for the Separation, see “The Separation and Distribution—Reasons for the Separation” beginning on page 41.

What are the risks associated with the Separation?
There are a number of risks associated with Save-A-Lot’s business, the Separation, the relationship between Supervalu and Save-A-Lot and ownership of Save-A-Lot common stock. The risks are discussed under “Risk Factors” beginning on page 25.

What do stockholders need to do to participate in the Distribution?
Stockholders of Supervalu on the record date will not be required to take any action to receive shares of Save-A-Lot common stock in the Distribution, but you are urged to read this entire Information Statement carefully. No stockholder approval of the Distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing Supervalu shares or take any other action to receive your Save-A-Lot common stock. Please do not send in your Supervalu stock certificates. The Distribution will not affect the number of outstanding shares of Supervalu common stock or any rights of Supervalu stockholders, although it will affect the market value of each outstanding Supervalu common share.

How will shares of Save-A-Lot common stock be issued?
You will receive shares of Save-A-Lot common stock through the same channels that you currently use to hold or trade Supervalu common stock, whether through a brokerage account or other channel. Receipt of Save-A-Lot shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements.

If you own shares of Supervalu common stock as of the close of business on       , the record date for the Distribution, including shares owned in certificate form, Supervalu, with the assistance of         , the distribution agent for the Separation, will electronically distribute shares of Save-A-Lot common stock to you or your brokerage firm on your behalf in book-entry form.         will mail you a book-entry account statement that reflects your shares of Save-A-Lot common stock, or your bank or brokerage firm will credit your account for the shares.

What are the conditions to the Distribution?	The Distribution is subject to the satisfaction (or waiver by Supervalu in its sole discretion) of the following conditions:
•
the board of directors of Supervalu, in its sole discretion, shall have authorized and approved the Separation and not withdrawn such authorization and approval, and shall have declared the distribution of Save-A-Lot common stock to Supervalu stockholders;

	•	the transfer of assets and liabilities between Supervalu and Save-A-Lot shall have been completed in accordance with the separation and distribution agreement;
•
Supervalu shall have received a private letter ruling from the Internal Revenue Service (“IRS”) regarding certain U.S. federal income tax matters relating to the Separation, the Distribution and certain related transactions;

•
the Securities and Exchange Commission (“SEC”) shall have declared effective Save-A-Lot’s registration statement on Form 10, of which this Information Statement forms a part, and this Information Statement shall have been made available to the Supervalu stockholders;

	•	the shares of Save-A-Lot common stock to be distributed shall have been accepted for listing on the NYSE subject to official notice of distribution;
•
all actions and filings with, and approvals or other consents from, governmental authorities necessary or appropriate under applicable law shall have been taken and, where applicable, have become effective or been accepted by, or obtained from, as applicable, the applicable governmental authority;

	•	the transaction agreements relating to the Separation shall have been duly executed and delivered by each party thereto;
•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions shall be in effect;

•
Supervalu shall have received the proceeds from the cash payments from Save-A-Lot, as described in “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement—Cash Payments,” and Supervalu shall be satisfied in its sole and absolute discretion that, as of the effective time of the Distribution, it shall have no further liability under any of the Save-A-Lot financing arrangements described under “Description of Material Indebtedness”;

•
Supervalu’s board of directors shall have received one or more opinions delivered by an independent appraisal firm satisfactory to the Supervalu board of directors confirming the solvency and financial viability of Supervalu before the consummation of the Distribution and each of Supervalu and Save-A-Lot after consummation of the Distribution, such opinions being satisfactory to the Supervalu board of directors in form and substance in the sole discretion of the Supervalu board of directors and such opinions having not been withdrawn or rescinded; and

•
no event or development shall have occurred or exist that, in the judgment of Supervalu’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the Separation, the Distribution and other related transactions.

Supervalu and Save-A-Lot cannot assure you of the timing of these conditions or that any or all of these conditions will be met. In addition, Supervalu can decline at any time to go forward with the Separation. For a further discussion of the conditions to the Distribution, see “The Separation and Distribution—Conditions to the Distribution.”

Can Supervalu decide to cancel the Distribution of Save-A-Lot common stock even if all the conditions have been met?	Yes. Until the Distribution has occurred, Supervalu has the right to terminate the Distribution, even if all of the conditions are satisfied.
What if I want to sell my Supervalu common stock or my Save-A-Lot common stock?
You should consult with your financial advisors, such as your stockbroker, bank and/or tax advisor. The Distribution will not result in any additional restrictions on either Supervalu stock or, following the Distribution and upon the commencement of trading, Save-A-Lot stock.

What is “regular-way” and “ex-distribution” trading of Supervalu stock?
Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in Supervalu common stock: a “regular-way” market and an “ex-distribution” market. Supervalu common stock that trades in the “regular-way” market will trade with an entitlement to shares of Save-A-Lot common stock distributed pursuant to the Distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Save-A-Lot common stock distributed pursuant to the Distribution.

If you decide to sell any Supervalu common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Supervalu common stock with or without your entitlement to Save-A-Lot common stock pursuant to the Distribution.

Where will I be able to trade shares of Save-A-Lot common stock?
Save-A-Lot intends to apply to list its common stock on the NYSE under the symbol “     .” Save-A-Lot anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in Save-A-Lot common stock will begin on the first trading day following the completion of the Distribution. If trading begins on a “when-issued” basis, you may purchase or sell Save-A-Lot common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Save-A-Lot cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of Supervalu common stock?	Shares of Supervalu common stock will continue to trade on the NYSE after the Distribution, and the Separation is not expected to have any effect on that listing.
Will the number of shares of Supervalu common stock that I own change as a result of the Distribution?	No. The number of shares of Supervalu common stock that you own will not change as a result of the Distribution.
Will the Distribution affect the market price of my Supervalu shares?
Yes. As a result of the Separation, Supervalu expects the trading price of Supervalu common stock immediately following the Distribution to be lower than the “regular-way” trading price of such shares immediately prior to the Distribution because the trading price will no longer reflect the value of the Save-A-Lot business. Supervalu believes that over time following the Separation, assuming the same market conditions and the realization of the expected benefits of the Separation, the Supervalu common stock and the Save-A-Lot common stock should have a higher aggregate market value as compared to what the market value of Supervalu common stock would be if the Separation did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one share of Supervalu common stock and a certain fraction of Save-A-Lot common stock after the Distribution may be equal to, greater than or less than the trading price of one share of Supervalu common share before the Distribution. In addition, Supervalu may propose a reverse stock split for approval by its stockholders, which we expect would increase the per-share trading price, but not the aggregate market value, of Supervalu common stock.

What are the material U.S. federal income tax consequences of the Distribution?
The Distribution will not be eligible for treatment as a tax-free distribution for U.S. federal income tax purposes. An amount equal to the fair market value of the Save-A-Lot common stock received by you in the Distribution (including any fractional shares deemed received) will be treated as a taxable dividend to the extent of your share of current and accumulated earnings and profits of Supervalu for the taxable year of the Distribution. To the extent that the fair market value of such Save-A-Lot common stock exceeds your share of such earnings and profits, any such excess will be treated first as a nontaxable return of capital to the extent of your tax basis in Supervalu shares, and thereafter as capital gain recognized on a sale or exchange of such shares.

Your adjusted tax basis in your common stock of Supervalu held at the time of the Distribution will be reduced (but not below zero) to the extent the fair market value of Save-A-Lot common stock distributed by Supervalu to you in the Distribution exceeds your share of Supervalu’s current and accumulated earnings and profits. Your holding period for such Supervalu common stock will not be affected by the Distribution. Your tax basis in shares of Save-A-Lot common stock received will equal the fair market value of such shares on the distribution date. Your holding period for such shares will begin the day after the distribution date. You should consult your own tax advisor as to the particular tax consequences of the Distribution to you, including potential tax consequences under U.S. federal, state, local and non-U.S. tax laws.

It is also intended that Supervalu will recognize gain with respect to certain assets transferred to Save-A-Lot, most of which gain would, in general, be offset against Supervalu’s existing capital loss, and that Save-A-Lot would obtain a corresponding increase in the tax basis of its assets. It is intended that such a tax basis increase, if it is obtained, would give rise to depreciation and amortization deductions to Save-A-Lot, which may be used to reduce taxable income of Save-A-Lot.

You should consult your own tax advisor as to the particular consequences of the Distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws. For more information regarding the material U.S. federal income tax consequences of the Distribution, see “Material U.S. Federal Income Tax Consequences of the Distribution” beginning on page 105.

What will Save-A-Lot’s relationship be with Supervalu following the Separation?
Following the Distribution, we currently expect that Supervalu stockholders will own approximately 60% of the outstanding shares of common stock of Save-A-Lot, and Save-A-Lot will be a separate company from Supervalu. Supervalu currently expects to retain approximately 40% of the outstanding shares of common stock of Save-A-Lot immediately following the Distribution. Supervalu plans to dispose within 24 months of the Distribution of a portion of the retained Save-A-Lot stock sufficient to reduce Supervalu’s ownership of Save-A-Lot stock to 20% or less. Supervalu has no plans to acquire any additional Save-A-Lot common stock following the Distribution.

In addition, Save-A-Lot will enter into a separation and distribution agreement with Supervalu to effect the Separation, and Save-A-Lot will also enter into certain other agreements with Supervalu in connection with the Separation, including a services agreement, a tax matters agreement, an employee matters agreement and a stockholder’s agreement. These agreements will provide for the Separation between Save-A-Lot and Supervalu of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Supervalu and its subsidiaries attributable to periods prior to, at and after Save-A-Lot’s Separation from Supervalu, and will govern the relationship between Save-A-Lot and Supervalu subsequent to the completion of the Separation. For additional information regarding the separation and distribution agreement and other transaction agreements, see the sections entitled “Risk Factors—Risks Related to the Separation and Save-A-Lot's Relationship with Supervalu” and “Certain Relationships and Related Party Transactions” elsewhere in this Information Statement.

How will Supervalu vote any shares of our common stock that it retains?
Immediately following the Distribution, we expect that Supervalu will hold approximately 40% of our outstanding common stock. As a result, Supervalu could exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Supervalu will not be required to vote any shares of our common stock it retains in any particular manner and its interests may differ from those of our other stockholders. In addition, Supervalu will be entitled to nominate directors to Save-A-Lot’s board of directors proportionate to its ownership interest (rounded down to the nearest whole number that represents a proportion of director representation that is less than or equal to Supervalu’s percentage interest) and to certain other governance rights pursuant to its stockholder’s agreement with Save-A-Lot. For additional information, see “Certain Relationships and Related Party Transactions—Stockholder’s Agreement” and “Risk Factors—Risks Related to the Separation and Save-A-Lot’s Relationship with Supervalu—Supervalu will be our principal stockholder immediately following the Distribution. As a result, it will exert significant influence over us and its interests may not coincide with yours.”

What does Supervalu intend to do with any shares of our common stock that it retains?
Within the two-year period following the Distribution, Supervalu intends to dispose, in an orderly fashion, of sufficient shares of Save-A-Lot common stock to decrease Supervalu’s ownership stake in Save-A-Lot to 20% or less. Supervalu may dispose of our shares at any time over that time period, including through open-market sales, private sales, an exchange for Supervalu debt, a distribution to our stockholders or a combination of the foregoing.

Who will manage Save-A-Lot after the Separation?
Led by Eric A. Claus, who is expected to be the chief executive officer of Save-A-Lot after the Separation, Save-A-Lot will benefit from a management team with an extensive background in the hard discount grocery retailing industry, including significant experience in operations and supply chain management.

Are there risks associated with owning Save-A-Lot common stock?
Yes. Ownership of Save-A-Lot common stock is subject to both general and specific risks related to Save-A-Lot’s business, the industry in which it operates, its ongoing contractual relationships with Supervalu and its status as a separate, publicly traded company. Ownership of Save-A-Lot common stock is also subject to risks related to the Separation. These risks are described in the “Risk Factors” section of this Information Statement beginning on page 25.

Who is the distribution agent, transfer agent and registrar for Save-A-Lot’s common stock?	The distribution agent, transfer agent and registrar for Save-A-Lot’s common stock is . For questions relating to the transfer or mechanics of the Distribution, you should contact:

Where can I find more information about Supervalu and Save-A-Lot?
Before the Distribution, Supervalu stockholders who have questions relating to Supervalu should contact:

SUPERVALU INC.
Investor Relations
11840 Valley View Road
Eden Prairie, Minnesota 55344
Tel: (952) 828-4540
www.supervaluinvestors.com

After the Distribution, Save-A-Lot stockholders who have questions relating to Save-A-Lot should contact:
Save-A-Lot, Inc.
100 Corporate Office Drive
Earth City, Missouri 63045
Tel: (341) 592-9100
www.save-a-lot.com

The Save-A-Lot investor website will be operational as of .

RISK FACTORS
You should carefully consider each of the following risk factors and all of the other information set forth in this Information Statement. The risk factors generally have been separated into three groups: (1) risks related to Save-A-Lot’s business; (2) risks related to the Separation and Save-A-Lot’s relationship with Supervalu; and (3) risks related to Save-A-Lot’s common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our Company in each of these categories of risks. The risks and uncertainties our Company faces, however, are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our competitive position, financial condition, operating results or cash flows. In such case, the trading price of our common stock could decline.
Risks Related to Save-A-Lot’s Business
Competition in our industry, including on price, is intense, and our failure to compete successfully may adversely affect our sales, financial condition and operating results.
The grocery business is intensely competitive, and the recent and ongoing consolidation within the grocery industry is expected to result in increased competition, including from some competitors that have greater financial, marketing and other resources than the Company. Price is a significant driver of consumer choice in our industry. The grocery industry is characterized by relatively small operating margins, and as competition in certain areas intensifies, our results of operations may be negatively impacted through a loss of sales and reductions in gross margins. Where necessary, in order to compete effectively with competitors, we may need to lower our prices on goods for sale. The nature and extent to which our competitors implement various pricing and promotional activities in response to increasing competition and our response, or failure to respond effectively, to these competitive actions, can adversely affect profitability and our operating results.
We face significant competition for customers, managers, employees, store sites and products from supercenters, membership warehouse clubs, specialty supermarkets, drug stores, discount stores, dollar stores, convenience stores, online retailers and stores as well as other grocery retailers, including regional and national chains and independent food store operators. Competitors continue to increase their presence in our markets, including certain non-traditional competitors that have entered the grocery retailing business. Our ability to differentiate ourselves from our competitors and create an attractive value proposition for our customers is dependent upon a combination of low price, quality, convenience, in-stock levels, brand perception, store location and conditions, in-store marketing and merchandising and promotional strategies. Any failure to positively differentiate the Company’s and our licensees’ stores, as well as the inability to identify and respond to changes in economic conditions and trends in consumer preferences, could decrease the number of customer transactions at our stores and decrease the amount customers spend when they visit our stores.
We may not be able to successfully identify and execute on initiatives to organically increase our sales and profits.
Our ability to grow sales and profits depends on many factors, including our ability to attract new licensees and customers throughout the existing network of distribution centers, political, social and economic conditions, and our ability to successfully identify and execute growth and profit-enhancing opportunities. The Company continuously evaluates the changing business environments in which we operate and seeks out opportunities to improve profit, performance, customer service and growth through selected initiatives. Our ability to execute on these initiatives is dependent, in part, upon our ability to continue to offer competitive, quality products at low prices, maintain high levels of productivity, become a more cost-efficient organization and offer services that provide value. In addition, any initiatives that involve acquisitions or dispositions may entail various risks such as identifying suitable sellers or buyers, realizing acceptable rates of return on the investment or sale, negotiating acceptable terms and conditions and successfully integrating or separating operations and systems following the acquisition or disposition.
There are no assurances that we will be able to identify the appropriate course of action, including which initiatives will be the most effective in improving the competitive position or profitability of the Company, or that we will be able to respond appropriately to competitors’ initiatives. If we are unable to execute on our initiatives or are delayed in their execution, our financial condition and results of operations may be adversely affected.
We may not be able to grow or maintain our levels of identical store sales.
We have experienced both positive and negative identical store sales in recent periods. If our future identical store sales decline or fail to meet market expectations, the price of our common shares could decline. In addition, the results of operations of our stores have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect identical store sales and profitability, including consumer tastes, competition, current economic conditions, pricing, inflation, deflation and weather conditions, and many of these factors are beyond our control and can be difficult to predict in advance. These factors may cause our identical store sales results to be materially lower than recent periods, which could harm our results of operations and result in a decline in the price of our common shares.
Our inability to maintain or increase our operating margins could adversely affect our results of operations and the price of our stock.
We may not be able to maintain or increase our operating margins. If we are not able to continue to capture scale efficiencies, improve our systems and discipline and enhance our merchandise offerings, we may not be able to achieve our goals with respect to operating margins. In addition, if we do not continuously refine and improve our various ordering, tracking and allocation systems, we may not be able to increase sales and reduce inventory shrinkage. As a result, our operating margins may stagnate or decline, which could adversely affect the price of our stock. We may not be able to capture the scale efficiencies from expansion if we are unable to successfully manage the potential difficulties associated with store growth, which may adversely affect our operating margins.
Our continued growth depends in part on new corporate and licensee store openings and our failure to successfully open new stores or successfully manage the potential difficulties associated with store growth could adversely affect our business and stock price.
Our continued growth depends, in part, on our ability, and the ability of our licensees, to open new stores and to operate those stores successfully. Successful execution of our expansion strategy depends upon a number of factors, including the availability of attractive store locations, our ability to negotiate lease and development terms, secure and manage the inventory necessary for the launch and operation of our new stores, hire, train and retain skilled store personnel, promote and market new stores and address competitive merchandising, distribution and other challenges encountered in connection with expansion in existing markets and into new geographic areas and markets. Delays or failures in opening new stores, or achieving lower than expected sales in new stores, could adversely affect our growth. In addition, as we continue to add stores in markets where we currently have a less established presence or no presence, we may become subject to additional laws and governmental regulations that may impede or delay our growth or increase the cost of doing business, including environmental, labor and employment laws and regulations.
Although we believe that the U.S. market can support additional Save-A-Lot stores, we cannot assure you when or whether we or our licensees will open new stores. We may not have the level of cash flow or financing necessary to execute our growth strategy. If and when such store openings occur, we cannot assure you that these new stores will be successful or result in greater sales and profitability. Some of our new stores or stores of our licensees may be located in areas where we have little experience or a lack of brand recognition. Those markets may have different competitive conditions, market conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause these new stores to be less successful than stores in our existing markets. If we fail to successfully execute our growth strategy, including by opening new stores, our financial condition and operating results may be adversely affected.
Our store expansion strategy will place increased demands on our personnel and could adversely affect the results of our existing stores.
Our store growth strategy will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our existing business less effectively, which in turn could adversely affect the financial condition and operating results of our existing stores. Also, new store openings in markets where we have existing stores may result in reduced sales volumes at those existing stores. We may also be unable to successfully manage the potential difficulties associated with store growth, including capturing efficiencies of scale, improving our systems, continuing cost discipline and maintaining appropriate store labor levels and disciplined product and real estate selection, which may result in stagnation or decline in our operating margins. If we experience such a decline in financial condition and operating results as a result of such difficulties, we may slow or discontinue store openings or we may close stores that we are unable to operate profitably.
Our licensee distribution business model presents a number of risks.
Our success relies in part on the financial success and cooperation of our licensees. Our licensees manage their businesses independently, and therefore are responsible for the day-to-day operation of their stores. The revenues we realize from licensed stores are largely dependent on the ability of our licensees to maintain and grow their sales. Our licensees may not experience sales growth or achieve an acceptable level of sales or profitability to the licensees, and our revenues and gross margins could be negatively affected as a result. If sales trends or profitability worsen for licensees, their financial results may deteriorate, which could result in, among other things, store closures or delayed or reduced payments to us and could adversely impact our ability to grow out licensee business.

Our success also depends on the willingness and ability of our licensees to implement initiatives, which may include financial investments, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. The ability of our licensees to contribute to the achievement of our plans is dependent in part on the availability of funding at reasonable interest rates and may be negatively impacted by the financial markets in general or by the individual licensee’s creditworthiness. Our operating performance could also be negatively affected if our licensees experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subject to litigation. If licensees do not successfully operate stores in a manner consistent with our required standards, our brand’s image and reputation could be harmed, which in turn could hurt our business and operating results.
Our store growth strategy is dependent in part on our ability to identify current and prospective licensees who are willing to invest in opening new Save-A-Lot stores and who meet our standards for licensees. The decision to own stores or enter into license agreements is driven by many factors whose interrelationship is complex and changing. Our current and prospective licensees also have numerous investment options that compete with our licensee opportunity, some of which require less upfront investment. Our inability to identify new retailers that want to become licensees and that meet our standards and the performance of our existing licensees, and the willingness and ability of our new and existing licensees to open new stores, could negatively impact our ability to grow, which would also affect our results of operations and financial condition.
We have a concentration among licensees of our licensed stores, and changes in relationships with our significant licensees could adversely affect our business and stock price.
In fiscal 2016, our top five licensees collectively accounted for approximately 15.3% of our net sales, and our top ten licensees collectively accounted for approximately 19.4% of our net sales. In addition, a single licensee operates 173 of our licensed stores as of the end of fiscal 2016, accounting for approximately 8.5% and 9.2% of our net sales for fiscal 2016 and fiscal 2015, respectively. We enter into license and supply agreements with our licensees under which we agree to license our name to the licensees and the licensees agree to purchase their inventory from us with some exceptions. Our agreements also give us options to purchase licensed stores under certain circumstances such as if the licensee desires to sell its stores. However, in the event that a significant licensee or its customers experiences financial difficulties or is not willing to do business with us in the future on terms acceptable to management, there could be a material adverse effect on our business, results of operations or financial condition.
We may be unable to adequately protect our intellectual property rights, which could harm our business.
We rely on a combination of trademark, trade secret, copyright and domain name law and internal procedures and nondisclosure agreements to protect our intellectual property. In particular, we believe our Save-A-Lot name and private-label trademarks, including America’s Choicesm, Coburn Farms®, Fairgrounds®, Ginger Evans®, J. Higgs®, Wylwood® and Tio Santi™, and our domain names are valuable assets. However, our intellectual property rights may not be sufficient to distinguish our products and services from those of our competitors and to provide us with a competitive advantage. From time to time, third parties may use names, logos and slogans similar to ours, may apply to register trademarks or domain names similar to ours, and may infringe or otherwise violate our intellectual property rights. Our intellectual property rights may not be successfully asserted against such third parties or may be invalidated, circumvented or challenged. Asserting or defending our intellectual property rights could be time consuming and costly and could distract management’s attention and resources. If we are unable to prevent our competitors from using names, logos, slogans and domain names similar to ours, consumer confusion could result, the perception of our brand and products could be negatively affected, and our sales and profitability could suffer as a result. In addition, if our licensees receive negative publicity or fail to maintain the quality of the goods and services used in connection with our trademarks, our rights to, and the value of, our trademarks could potentially be harmed. Failure to protect our proprietary information could also have an adverse effect on our business.
We may also be subject to claims that our activities or the products we sell infringe, misappropriate or otherwise violate the intellectual property rights of others. Any such claims can be time consuming and costly to defend and may distract management’s attention and resources, even if the claims are without merit. Such claims may also require us to enter into costly settlement or license agreements (which could, for example, prevent us from using our trademarks in certain geographies or in connection with certain products and services), pay costly damage awards, and face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services, any of which could have an adverse effect on our business.
Real or perceived food quality or food safety issues and related unfavorable publicity could adversely affect our operating results and reputation.
There is increasing governmental scrutiny, regulation and public awareness regarding food quality and food safety. We may be adversely affected if consumers lose confidence in the safety and quality of our food products. Any events that give rise to actual or potential food contamination or food-borne illness or injury may result in product liability claims from individuals or consumers and government agencies, and penalties and enforcement actions from government agencies and a loss of consumer confidence. In addition, adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions, which may adversely affect our financial condition and results of operations. It may be necessary for the Company to recall unsafe, contaminated or defective products. Recall costs and product liability claims can be material. While we generally seek contractual indemnification and insurance coverage from our suppliers, we might not be able to recover these significant costs from our suppliers.
Disruption to the supply chain and distribution network could have an adverse impact on our sales and operating results.
Our sales and operating results could be adversely impacted if we are not able to provide goods to the Company’s stores and its licensees’ stores in a timely and cost-effective manner, to maintain continued supply, pricing or access to new products or to identify alternative sources of merchandise without delay and at similar cost and quality levels. Additionally, perishable products make up an increasingly significant portion of our sales, and we rely on various suppliers to provide and deliver our perishable product inventory on a continuous basis.
Factors that may disrupt our ability to maintain an uninterrupted supply chain and distribution network include weather, product recalls, crop conditions, regulatory actions, disruptions in technology, political or financial instability for suppliers, transportation interruptions, labor supply or stoppages or vendor defaults or disputes, as well as other risk factors mentioned, any of which could also have an adverse effect on our sales and operating results. Disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries could also negatively affect our business.
Changes in commodity prices, including due to inflation or deflation, and availability of commodities may affect our financial condition and operating results.
Many products we sell include ingredients such as wheat, corn, oils, milk, eggs, sugar, cocoa and other commodities. In addition, we purchase and use significant quantities of packaging materials to package our products and energy for our distribution centers, stores and offices. Prices for these raw materials, other supplies and energy are volatile and can fluctuate due to conditions that are difficult to predict. These conditions include global competition for resources, currency fluctuations, political conditions, severe weather, the potential longer-term consequences of climate change on agricultural productivity, crop disease or pests, water risk, health pandemics, consumer or industrial demand, and changes in governmental trade, alternative energy and agricultural programs.
We believe we are impacted to a greater degree by inflation and deflation than traditional grocery formats due to product mix, our edited assortment of products and product sourcing on private-label products. Continued volatility in the prices of commodities and other supplies we purchase could increase or decrease the costs of our products, and our sales and profitability could suffer as a result. Moreover, increases in the price of our products to cover increased input costs may result in lower sales volumes, while decreases in input costs could cause us to lower our prices and thereby affect our revenues or gross margins. Likewise, constraints in the supply of key commodities may limit our ability to grow our net revenues. If our mitigation activities are not effective, if we are unable to increase prices to cover increased costs or must reduce our prices, or if we are limited by supply constraints, our financial condition and results of operations could be adversely affected.
Worsening economic conditions could adversely impact consumer spending, increase costs of doing business or otherwise adversely affect our operating results.
The vast majority of the Company’s stores, licensees and customers are located in the United States, making our results highly dependent on U.S. consumer confidence and spending habits. In recent economic cycles, the U.S. economy has experienced economic recession, higher unemployment rates, higher energy costs, higher insurance and healthcare costs, a decline in the housing market and greater restrictions on the availability of credit, all of which contributed to suppress consumer confidence and increased price competition.
While the U.S. economy and consumer confidence have improved recently, the sustainability of these improvements remains uncertain. There can be no assurance that we will be able to identify and respond to changes and trends in consumer spending and preferences and/or maintain the competitive position of our operations. Additionally, these economic factors, along with higher interest rates, costs of labor and tax rates, and other changes in tax, healthcare and other laws and regulations, can increase our cost of sales and selling and administrative expenses, and otherwise adversely affect our operating results.
We may be adversely affected by our dependence on information technology systems and services, including systems and services provided under the services agreement to be entered into with Supervalu as part of the Separation. Disruptions to our or third-party information technology systems, including future cyber-attacks and security breaches, and the costs of maintaining secure and effective information technology systems and services could negatively affect our business and results of operations.
The efficient operation of our business is highly dependent on computer hardware and software systems. Our ability to effectively manage our day-to-day business depends significantly on information technology (“IT”) services and systems that initially will be provided by Supervalu pursuant to the services agreement. The failure of Supervalu’s or our IT systems to operate effectively or to integrate with other systems, or unauthorized access into IT systems, could cause us to incur significant losses due to disruptions in our systems and business.
Information systems are vulnerable to disruptions and security breaches by computer hackers and cyber terrorists. Supervalu previously experienced information technology intrusions during a time period in which we were part of Supervalu. Although we do not believe our information systems were impacted by the intrusions, there can be no assurance that the Company, or Supervalu during periods that Supervalu provides information technology services under the services agreement, will not suffer a security breach in the future or that a third party relied on by us will not suffer a breach, that unauthorized parties will not gain access to confidential or personal information or that any such incident will be discovered promptly. The techniques used by criminals to obtain unauthorized access to sensitive data change frequently and often are not recognized until launched against a target, and we or Supervalu or another third-party provider may be unable to anticipate these techniques or implement adequate preventative measures. The failure to promptly detect, determine the extent of and appropriately respond to a significant data security breach could have a material adverse impact on our business, financial condition and results of operations. In addition, the unavailability of the information systems or failure of these systems or software to perform as anticipated for any reason, including a major disaster, technical malfunction or business interruption and any inability to respond to, or recover from, such an event, or any inability to timely implement new security measures or technology, could disrupt our business, impact our licensees and customers and could result in decreased performance, increased overhead costs and increased risk for liability, causing our business and results of operations to suffer.
Additionally, our business involves the receipt and storage of sensitive data, including personal information about our customers and employees and proprietary business information of the Company and our licensees, customers and vendors. We may also share information with vendors that assist us in conducting our business, as required by law, with the permission of the individual or as permitted under our privacy policy. As a merchant that accepts debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (“PCI DSS”), issued by the PCI Council. PCI DSS contains compliance guidelines and standards with regard to our security surrounding the physical and electronic storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute data encryption standards and payment network security operating guidelines. On October 1, 2015, the payment card industry began to shift liability for certain transactions to retailers who are not able to accept Europay, MasterCard and Visa (“EMV”) transactions. We expect to implement the EMV technology in calendar year 2016. As a result, before the implementation of the EMV technology, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees.
Despite any certifications and the utilization of other information security measures, we cannot be certain that all of our or Supervalu’s or another third party’s IT systems or the IT systems of our vendors operate properly or will be able to prevent, contain or detect any future cyber-attacks or security breaches from known malware, malware that may be developed in the future or otherwise. Cyber-attacks are rapidly evolving and becoming increasingly sophisticated and difficult to detect, and therefore, we may be unable to anticipate these attacks or implement adequate preventive measures. Additionally, unauthorized parties may attempt to gain access to our or Supervalu’s or a vendor’s systems or facilities through fraud, trickery or other forms of deception involving our employees or vendors. To the extent that any attack or breach results in the loss, damage or misappropriation of information, we may be adversely affected by claims from customers, financial institutions, payment card brands, stockholders and others and by costly inquiries or enforcement actions on the part of regulatory authorities. Our operations could also be significantly disrupted by these claims, as well as by the need to spend significant time and resources/funds to upgrade, fix or replace our systems. We could also lose credibility with our customers and suffer damage to our reputation and future sales. In addition, the cost of complying with stricter privacy and information security laws and standards and developing, maintaining and upgrading technology systems to address future advances in technology, could be significant and we could experience problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems.
Severe weather and natural disasters may harm our business.
Severe weather conditions and natural disasters such as hurricanes, earthquakes, floods, extended winter storms or tornadoes, as well as other natural disasters, in areas in which we or licensees have stores, or we have offices or distribution facilities or from which we obtain products may cause physical damage to our properties, closure of one or more of the Company’s stores or licensee stores, offices or distribution facilities, lack of an adequate work force in a market, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to distribution centers or stores, a reduction in licensee volume and a reduction in the availability of products in the Company’s and licensees’ stores. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt our business and adversely affect our financial condition and results of operations.

We may face significant costs for compliance with existing or changing environmental, health, food safety and safety requirements and for potential environmental obligations relating to current or discontinued operations.
Our operations are subject to extensive and increasingly stringent federal, state, local and foreign laws and regulations pertaining to the protection of the environment, including those relating to the discharge of materials into the environment, the disposal of food by-products, the handling, treatment and disposal of wastes and remediation of soil and groundwater contamination. Failure to comply with these requirements could have serious consequences for us, including criminal, as well as civil and administrative penalties, claims for property damage, personal injury and damage to natural resources and negative publicity. Compliance with existing or changing environmental requirements, including more stringent limitations imposed or expected to be imposed in recently renewed or soon-to-be renewed environmental permits, may require capital expenditures.
Operations at many of our facilities require the treatment and disposal of wastewater, storm-water and agricultural and food processing wastes, the use and maintenance of refrigeration systems, including ammonia-based chillers, noise, odor and dust management, the operation of mechanized processing equipment, and other operations that potentially could affect the environment, health and safety. Some of our facilities have been operating for many years, and were built before current environmental standards were imposed, and/or in areas that recently have become subject to residential and commercial development pressures. Failure to comply with current and future environmental, health and safety standards could result in the imposition of fines and penalties, and we have been subject to such sanctions from time to time. New environmental, health and safety requirements, stricter interpretations of existing requirements, or obligations related to the investigation or clean-up of contaminated sites, may materially affect our business or operations in the future.
Any change or reduction in government benefits, such as to the Supplemental Nutrition Assistance Program, could adversely affect our business.
We understand that a substantial portion of our customers receive government benefits from the Supplemental Nutrition Assistance Program (“SNAP”) and from other government spending programs, such as the Special Supplemental Nutrition Program for Women, Infants and Children (“WIC”). These customers use benefits under those programs to purchase certain of our products. As a result, our volumes may be impacted by the level of government spending that supports grocery purchases. If there is any reduction or change in SNAP benefits, or if other government programs, such as WIC, are suspended or expire or their applicability to our products is changed, it could have an adverse impact on our volumes and our results of operations.
If we are unable to attract, train and retain our employees, we may not be able to grow or successfully operate our business.
The food retail and food service industries are labor intensive. Our continued success is dependent in part upon our ability to attract, train and retain qualified employees who understand and appreciate our culture and can represent our brands effectively and establish credibility with our licensees and customers. We face intense competition for qualified employees, many of whom are subject to offers from competing employers. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a sufficient number of qualified persons in the work force in the markets in which we operate, unemployment levels within those markets, unionization of the available work force, prevailing wage rates, changing demographics, health and other insurance costs and changes in employment legislation. If we fail to maintain competitive wages, the quality of our workforce could decline and cause our customer service to suffer. However, increasing our wages could cause our profit margins to decrease. If we are unable to hire and retain employees capable of meeting our business needs and expectations, our business and brand images may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees or employee wages may adversely affect our business, financial condition and operating results.
Failure to maintain satisfactory relations with our employees or the unionization by our employees could adversely affect our financial condition and results of operations.
We have a non-union workforce. While we believe our relationships with our employees are good, there can be no assurance that our operations will not experience pressure from labor unions or become the target of campaigns to unionize. If our employees were to unionize, it could result in demands that may increase our operating expenses and adversely affect our profitability. Employee groups could unionize at any time and require collective bargaining agreements. If any group of our employees were to unionize and we were unable to reach agreement on the terms of their collective bargaining agreement or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. In addition, we may be subject to disruptions by organized labor groups protesting our non-union status. Any of these events would be disruptive to our operations and could distract our management team and harm our business.
Our high level of fixed lease obligations could adversely affect our financial condition and operating results.
Our high level of fixed lease obligations will require us to use a significant portion of cash generated by our operations to satisfy these obligations and could adversely affect our ability to obtain future financing to support our growth or other operational investments. We will require substantial cash flows from operations to make our payments under our operating leases, which in some cases provide for periodic adjustments in our rent rates. If we are not able to make the required payments under the leases, the lenders to or owners of the relevant stores, distribution centers or administrative offices may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations. In addition, our failure to make payments under our operating leases could trigger defaults under other leases or under agreements governing our indebtedness, which could cause the counterparties under those agreements to accelerate the obligations due thereunder.
Our lease obligations may require us to continue paying rent for locations that we no longer operate.
We are subject to risks associated with our current and future store, distribution center and administrative office real estate leases. We generally cannot cancel our leases, so if we decide to close or relocate a location, we may nonetheless be committed to perform our obligations under the applicable lease, including paying the base rent for the remaining lease term. In addition, as our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could adversely affect our business, financial condition and operating results.
After Save-A-Lot’s Separation from Supervalu, we will have debt obligations that could adversely affect our business and our ability to meet our growth objectives or our obligations.
As of       , on a pro forma basis after giving effect to the new financing arrangements that Save-A-Lot expects to enter into in connection with the Separation and after giving effect to the application of the net proceeds of such financing, Save-A-Lot’s total combined indebtedness would have been $       .
This amount of debt could have important consequences to Save-A-Lot and its investors, including:

•	requiring a portion of our cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of its debt, which could increase future debt costs and limit the future availability of debt financing;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow Save-A-Lot’s business;

•	limiting our flexibility in planning for, or reacting to, changes in its business and the industry;

•	placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.
We may need to obtain financing in the future, and such financing may not be available to us on satisfactory terms, if at all.
We may periodically need to obtain financing in order to meet our debt obligations as they come due, to support our operations and growth strategy, to invest in new technology or development programs and/or to make acquisitions. Our access to the capital markets and the cost of borrowings are affected by a number of factors that could cause us to incur increased borrowing costs and to have greater difficulty accessing public and private markets for debt, including disruptions or declines in the global capital markets and/or a decline in our financial performance, outlook or credit ratings. If we cannot obtain adequate sources of credit on favorable terms, or at all, it could have a material adverse effect on our competitive position, financial condition, operating results or cash flows.
Our insurance and self-insurance programs may not be adequate to cover future claims.
We use a combination of insurance and self-insurance to provide for potential liabilities for workers’ compensation, automobile and general liability, director and officer liability, property risk, cyber and privacy risks and employee healthcare benefits. We estimate the liabilities associated with the risks retained by the Company, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions, which, by their nature, are subject to a degree of variability. Any actuarial projection of losses concerning workers’ compensation and general and automobile liability is subject to a degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, rising health care costs, litigation trends, legal interpretations, benefit level changes and actual claim settlement patterns.
Some of the many sources of uncertainty in our reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment. If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessments, our financial condition and results of operations may be adversely affected.
Our business may become subject to legal proceedings that may adversely affect our financial condition and results of operations.
Our business is subject to the risk of legal proceedings by employees, consumers, customers, licensees, suppliers, stockholders, debt holders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation or proceeding. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that may decrease consumer confidence in our business, regardless of whether the allegations are valid or whether the Company is ultimately found liable. As a result, litigation may adversely affect our financial condition and results of operations. See also “Business—Legal Proceedings” in this Information Statement.
Our business is subject to laws and governmental regulations that could adversely impact our financial condition and results of operations.
Our business is subject to various federal, state and local laws, regulations and administrative practices. These laws require the Company to comply with numerous provisions regulating health and sanitation standards, food safety, marketing of natural or organically produced food, facilities, environmental conditions, equal employment opportunity, public accessibility, employee benefits, wages and hours worked and licensing for the sale of food and alcoholic beverages, among others. Our inability to timely obtain permits, comply with government regulations or make capital expenditures required to maintain compliance with governmental regulations may adversely impact our business operations and prospects for future growth and our ability to participate in federal and state healthcare programs. In addition, changes in federal or state minimum wage and overtime laws could cause us to incur additional wage costs, which could adversely affect our operating margins.
We cannot predict the nature of future laws, regulations, interpretations or applications, nor can we determine the effect that additional governmental regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our future business. They may, however, impose additional requirements or restrictions on the products we sell, require that we recall or discontinue sale of certain products, make substantial changes to our facilities or operations, or otherwise result in changes to the manner in which we operate our business. Any or all of such requirements may adversely affect our financial condition and results of operations. Additionally, under various federal, state and local laws, ordinances and regulations, the Company could be liable for the failure to properly dispose of hazardous waste and costs of removal or remediation of contamination at current or former locations. These costs could be substantial, and any failure to properly remediate such contamination may subject the Company to liability to third parties and may adversely affect our ability to sell or lease such property or to borrow money using such property as collateral.
Our foreign operations subject us to regulatory, political, economic and other risks and conditions in foreign countries, which could adversely affect our business, financial condition and operating results.
Our supplier base includes domestic and foreign suppliers, and we have a limited number of licensed stores in foreign countries. Accordingly, political or financial instability in these foreign countries, changes in U.S. and foreign laws and regulations affecting the importation and taxation of goods, including duties, tariffs and quotas, or changes in the enforcement of those laws and regulations could adversely impact our financial condition and results of operations. Further, foreign currency exchange rates and fluctuations may have an effect on our future costs or on future cash flows from our foreign operations, and could adversely affect our financial condition and operating results. Other factors that may affect, and additional risks inherent in, our foreign operations include:

•	foreign trade, monetary and fiscal policies both of the United States and of other countries in which we do business;

•	laws, regulations and other activities of foreign governments, agencies and similar organizations;

•	risks associated with having operations located in countries that have historically been less stable than the United States;

•	costs and difficulties of managing international operations; and

•	adverse tax consequences and greater difficulty in enforcing intellectual property rights in other jurisdictions.
The various risks inherent in doing business in the United States generally also exist when doing business outside of the United States, and may be exaggerated by the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.
In addition, we are required to comply with laws and regulations governing ethical, anti-bribery and similar business practices. In our foreign operations, our employees, contractors or agents could, in contravention of our policies, engage in business practices prohibited by U.S. laws and regulations that are applicable to us, such as the Foreign Corrupt Practices Act, and we are subject to the risk that one or more of our employees, contractors or agents, including those based in or from countries where practices that violate such U.S. laws and regulations or the laws and regulations of other countries may be customary, will engage in business practices that are prohibited by our policies, circumvent our compliance programs and, by doing so, violate these laws and regulations. Any of these violations could adversely affect our business, financial condition and operating results.

We may engage in acquisitions and divestitures, and may encounter difficulties integrating acquired businesses with, or disposing of divested businesses from, our current operations; therefore, we may not realize the anticipated benefits of these acquisitions and divestitures.
We may engage in strategic acquisitions in addition to internal and licensee growth. Our due diligence reviews may not identify all of the material issues necessary to accurately estimate the cost and potential loss contingencies of a particular transaction, including potential exposure to regulatory sanctions resulting from an acquisition target’s previous activities. We may incur unanticipated costs or expenses, including post-closing asset impairment charges, expenses associated with eliminating duplicate facilities, litigation and other liabilities. We also may encounter difficulties in integrating acquisitions with our operations, applying our internal controls processes to these acquisitions or in managing strategic investments. Additionally, we may not realize the degree or timing of benefits we anticipate when we first enter into a transaction. Any of the foregoing could materially adversely affect our competitive position, financial condition, operating results or cash flows. Furthermore, we may make strategic divestitures from time to time. Any divestitures may result in continued financial involvement in the divested businesses, such as through guarantees or other financial arrangements or continued supply and services arrangements, following the transaction. Under these arrangements, non-performance by those divested businesses could result in obligations imposed on us and could have a material adverse effect on our competitive position, financial condition, operating results or cash flows. The success of future acquisitions and divestitures will depend on the satisfaction of conditions precedent to, and consummation of, the transactions, the timing of consummation of these transactions and the ability of the parties to secure any required regulatory approvals in a timely manner, among other things.
Our continued growth also depends, in part, on our ability to successfully convert certain licensed stores to corporate stores. If we fail to successfully identify the licensed stores suitable for conversion, or fail to manage such conversations in a cost-effective manner, our financial condition and operating results may be adversely affected.
Impairment of long-lived assets could result in impairment charges.
Our long-lived assets, primarily stores, are subject to periodic testing for impairment. Failure to achieve sufficient levels of cash flow at our reporting units could result in impairment charges on long-lived assets.
Risks Related to the Separation and Save-A-Lot’s Relationship with Supervalu
Supervalu will be our principal stockholder immediately following the Distribution. As a result, it will exert significant influence over us and its interests may not coincide with yours.
Immediately following the Distribution, we expect that Supervalu will hold approximately 40% of our outstanding common stock. As a result, Supervalu will exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. For example, for as long as Supervalu continues to own shares of common stock representing more than one-third of the voting power of Save-A-Lot’s outstanding capital stock entitled to vote on a matter, it will effectively be able to veto corporate actions requiring a two-thirds vote of Save-A-Lot’s stockholders.
In connection with the Distribution, Save-A-Lot intends to enter into a stockholder’s agreement with Supervalu, pursuant to which Save-A-Lot will be required to nominate a number of individuals designated by Supervalu (each, a “Supervalu Designee”) for election as our directors at any meeting of our stockholders which is proportionate to Supervalu’s ownership interest in Save-A-Lot (rounded down to the nearest whole number that represents a proportion of director representation that is less than or equal to Supervalu’s percentage interest). The stockholder’s agreement will also provide that so long as Supervalu owns more than 20% of Save-A-Lot’s outstanding shares, Save-A-Lot will include at least one Supervalu Designee on each committee of our board of directors, subject to the rules of the NYSE, and Supervalu would have a veto right over changes to the size of our board of directors. Further, Supervalu will have the right to receive specified non-public financial and other information from Save-A-Lot, subject to potential antitrust and securities law constraints, until the time that it holds less than a specified percentage of Save-A-Lot’s outstanding shares.
For more information, see “Certain Relationships and Related Party Transactions—Stockholder’s Agreement.”
This concentration of ownership and the provisions of the stockholder’s agreement may delay or prevent a change in control of Save-A-Lot and make some transactions more difficult or impossible without the support of Supervalu. The interests of Supervalu may not always coincide with our interests as a company or the interest of other stockholders. Accordingly, Supervalu could cause Save-A-Lot to enter into transactions or agreements that you would not approve or make decisions with which you may disagree (or prevent Save-A-Lot from entering into transactions or agreements that you would approve or prevent us from making decisions with which you would agree).

The combined post-Separation value of Supervalu and Save-A-Lot shares may not equal or exceed the pre-Separation value of Supervalu common stock.
As a result of the Distribution, Supervalu expects the trading price of Supervalu common stock immediately following the Distribution to be lower than the “regular-way” trading price of such shares immediately prior to the Distribution because the trading price will no longer reflect the value of the Save-A-Lot business. There can be no assurance that the aggregate market value of the Supervalu common stock and the Save-A-Lot common stock following the Separation will be higher or lower than, or the same as, the market value of Supervalu common stock if the Separation did not occur.
Save-A-Lot has no history of operating as an independent public company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
The historical information about Save-A-Lot contained in this Information Statement refers to our business as operated by and integrated with Supervalu. Our historical and pro forma financial information included in this Information Statement is derived from the historical financial statements and accounting records of Supervalu. Accordingly, the historical and pro forma financial information included in this Information Statement does not necessarily reflect the financial condition, operating performance or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future, including as a result of the following factors:

•
Prior to the Separation, Supervalu or one of its affiliates performed various corporate functions for Save-A-Lot, such as treasury, accounting, auditing, legal, investor relations and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from Supervalu for such functions. While Supervalu intends to provide certain of these services under the services agreement, we may incur additional expenses for services that are not provided by Supervalu or that we choose to obtain from other sources or provide internally.

•
Currently, our business is partially integrated with the other businesses of Supervalu. Although we will enter into a services agreement with Supervalu, these arrangements may not fully capture the benefits that Save-A-Lot has enjoyed as a result of being integrated with Supervalu and may result in us paying higher charges than in the past for these services. This could have a material adverse effect on our competitive position, financial condition, operating results or cash flows following the completion of the Separation.

•
In addition to the services agreement we will enter into with Supervalu, Save-A-Lot will be required to establish the necessary infrastructure and systems to perform certain services, which Save-A-Lot previously shared with Supervalu, on an ongoing basis. Replacing this infrastructure and systems could be time consuming and distracting to management and the process of becoming a stand-alone public company could be challenging. Any of these could adversely affect our results of operations and ability to grow.

•
Generally, our working capital requirements and capital for our general corporate purposes, including store growth, program development, acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of Supervalu. Following the completion of the Separation, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•	After the completion of the Separation, the cost of capital for Save-A-Lot’s business may be higher than Supervalu’s cost of capital prior to the Separation.

•	Our historical financial information does not reflect the debt that we will incur as part of the Separation.
Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from Supervalu. For additional information about the past financial performance of our business and the basis of presentation of the unaudited combined interim financial statements, the audited combined financial statements and the unaudited pro forma combined financial statements of our business, see “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this Information Statement.

The Distribution will not be eligible for treatment as a tax-free distribution for U.S. federal income tax purposes.
The Distribution will not be eligible for treatment as a tax-free distribution for U.S. federal income tax purposes. An amount equal to the fair market value of the Save-A-Lot common stock received by a Supervalu stockholder in the Distribution (including any fractional shares deemed received) will be treated as a taxable dividend to the extent of such stockholder’s share of current and accumulated earnings and profits of Supervalu for the taxable year of the Distribution. To the extent that the fair market value of such Save-A-Lot common stock exceeds a Supervalu stockholder’s share of such earnings and profits, any such excess will be treated first as a nontaxable return of capital to the extent of such stockholder’s tax basis in Supervalu shares, and thereafter as capital gain recognized on a sale or exchange of such shares. No cash will be distributed to Supervalu stockholders pursuant to the Distribution (except for cash paid in lieu of fractional shares of Save-A-Lot common stock). Accordingly, Supervalu stockholders will need to have alternative sources of cash from which to pay any resulting U.S. federal income tax liability. Supervalu will not be able to advise stockholders of the amount of earnings and profits of Supervalu until after the end of its taxable year in which the Distribution occurs.
Although Supervalu will report a value for our shares in the Distribution for tax purposes, this valuation is not binding on the IRS or any other taxing authority. These taxing authorities could ascribe a higher valuation to our shares, particularly if our common stock trades at prices significantly above the value for our common stock reported by Supervalu in the period following the Distribution. Such a higher valuation may cause a larger reduction in the adjusted tax basis of your Supervalu shares or may cause you to recognize additional dividend or capital gain income. You are urged to consult your tax advisor as to the particular tax consequences of the Distribution to you.
It is also intended that Supervalu will recognize gain with respect to certain assets transferred to Save-A-Lot, most of which gain would, in general, be offset against Supervalu’s existing capital loss. However, if the Separation, the Distribution and/or certain related transactions do not qualify for their intended U.S. federal income tax treatment, Save-A-Lot could fail to obtain its intended increase in tax basis in its assets and corresponding depreciation and amortization deductions. For more information, see “Material U.S. Federal Income Tax Consequences of the Distribution” elsewhere in this Information Statement.
Until the Separation occurs, Supervalu has sole discretion to change the terms of the Separation in ways which may be unfavorable to Save-A-Lot, Supervalu or their respective stockholders.
Until the Separation occurs, Save-A-Lot will be a wholly owned subsidiary of Supervalu. Accordingly, Supervalu will effectively have the sole and absolute discretion to determine and change the terms of the Separation, including the establishment of the record date for the Distribution and the distribution date, as well as the number of shares of Save-A-Lot that will be retained by Supervalu immediately following the Distribution and the terms of the separation and distribution agreement, the stockholder’s agreement and other Separation-related agreements. These changes could be unfavorable to Save-A-Lot, Supervalu or their respective stockholders. In addition, Supervalu may decide at any time not to proceed with the Separation.
We may not achieve some or all of the expected benefits of the Separation, and the Separation may adversely affect our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. We have described those anticipated benefits elsewhere in this Information Statement. See “The Separation and Distribution—Reasons for the Separation.” We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the Separation will require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business; (b) following the Separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of Supervalu; (c) following the Separation, our business will be less diversified than Supervalu’s business prior to the Separation; and (d) the other actions required to separate Supervalu’s and Save-A-Lot’s respective businesses could disrupt our operations. If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, financial condition, operating results or cash flows.
Save-A-Lot or Supervalu may fail to perform under various transaction agreements that will be executed as part of the Separation, including a services agreement pursuant to which Supervalu is expected to provide certain key services required for the operation of our business, or we may fail to have necessary systems and services in place when certain of the Separation agreements expire.
In connection with the Separation, Save-A-Lot and Supervalu will enter into a separation and distribution agreement and will also enter into various other agreements, including a services agreement, a tax matters agreement, an employee matters agreement and a stockholder’s agreement. These agreements will determine the allocation of assets and liabilities between the companies following the Separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The services agreement will also provide for the performance of certain services by Supervalu for the benefit of Save-A-Lot. Services provided to Save-A-Lot by Supervalu pursuant to the services agreement are currently expected to include certain information technology, finance, accounting and similar back office support services. We will rely on Supervalu to satisfy its performance and payment obligations under these agreements. If Supervalu is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or systems or services of equal or better quality, which could be costly and time-consuming to implement and we may not be successful in implementing these systems or services or in transitioning data from Supervalu’s systems, or if we do not have agreements with other providers of these systems or services at all or of equal or better quality once certain Separation agreements expire, we may not be able to operate our business effectively and our profitability may decline.
Challenges in the commercial and credit environments may materially adversely affect our ability to complete the Separation and our future access to capital.
Our ability to issue debt or enter into other financing arrangements on acceptable terms could be materially adversely affected if there is a material decline in the demand for our products or in the solvency of our licensees or suppliers, or if other significantly unfavorable changes in economic conditions occur. Volatility in the financial markets could increase borrowing costs or affect our ability to gain access to the capital markets, which could have a material adverse effect on our competitive position, financial condition, operating results or cash flows.
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Distribution.
Our financial results previously were included within the consolidated results of Supervalu, and we believe that our financial reporting and internal controls were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Securities Exchange Act, as amended (the “Exchange Act”). In connection with the Distribution, we will become directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for fiscal year          , we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.
The Exchange Act will require that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we will be required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures or hire the necessary employees or contractors in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our competitive position, financial condition, operating results or cash flows.
Risks Related to Save-A-Lot’s Common Stock
We cannot be certain that an active trading market for our common stock will develop or be sustained after the Separation, and our stock price may fluctuate significantly following the Separation.
A public market for Save-A-Lot common stock does not currently exist. We anticipate that on or prior to the record date for the Distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue through the distribution date. We, however, cannot guarantee that an active trading market will develop or be sustained for our common stock after the Separation. Similarly, we cannot predict the effect of the Separation on the trading prices of our common stock or whether the combined market value of the shares of Save-A-Lot common stock and Supervalu common stock following the Separation will be less than, equal to or greater than the market value of Supervalu common stock prior to the Separation.
The market price of Save-A-Lot common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results or growth;

•	changes in earnings estimated by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of comparable companies;

•	general stock market conditions;

•	changes to the regulatory and legal environment under which we operate; and

•	domestic and worldwide economic conditions.

Future sales or distributions of shares of Save-A-Lot common stock, including the sale by Supervalu of the shares of our common stock that Supervalu will retain after the Distribution, may cause our stock price to decline.
Any sales of substantial amounts of Save-A-Lot common stock in the public market or the perception that such sales might occur, in connection with the Separation or otherwise, may cause the market price of Save-A-Lot common stock to decline. Upon completion of the Distribution, we expect that we will have an aggregate of approximately       million shares of our common stock issued and outstanding. These shares will generally be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), unless the shares are owned by one of Save-A-Lot’s “affiliates,” as that term is defined in Rule 405 under the Securities Act. In addition, approximately       shares of our common stock are expected to be issuable under employee equity plans, including under awards granted to employees prior to or in connection with the Separation, and approximately       million shares of our common stock will remain held by Supervalu for sale or other disposition.
Supervalu currently expects to retain approximately 40% of the outstanding shares of common stock of Save-A-Lot immediately following the Distribution. Supervalu plans to dispose within 24 months of the Distribution of a portion of the retained Save-A-Lot stock sufficient to reduce Supervalu’s ownership of Save-A-Lot stock to 20% or less. Supervalu has no plans to acquire any additional Save-A-Lot common stock following the Distribution. However, except as may be required pursuant to any agreement to which Save-A-Lot is a party, Save-A-Lot will have little or no control over the manner in or time at which Supervalu decreases its ownership stake, or if Supervalu does so at all. We will agree that, upon the request of Supervalu, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by Supervalu. Any disposition by Supervalu, or any significant stockholder, of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Distribution. We are also unable to predict whether a sufficient number of buyers would be in the market at that time.
We do not expect that we will pay dividends on our common stock.
We do not expect that we will pay a regular cash dividend following the Separation. The timing, declaration, amount and payment of future dividends, if any, to stockholders will fall within the discretion of our board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, cash flows, capital requirements, debt service obligations, covenants associated with any of our debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. Among other things, our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. Moreover, if we determine to pay any dividend in the future, there can be no assurance that we will continue to pay such dividends or the amount of such dividends.
Your percentage of ownership in Save-A-Lot may be diluted in the future.
In the future, your percentage ownership in Save-A-Lot may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Certain of our employees and Supervalu’s employees will have stock-based awards with respect to shares of our common stock after the Separation as a result of conversion of their Supervalu stock-based awards (in whole or in part) to Save-A-Lot equity-based awards. We anticipate our compensation committee will grant additional stock-based awards to certain of our employees from time to time after the Separation. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of Save-A-Lot’s common stock.
In addition, our amended and restated certificate of incorporation will authorize us to issue, without the approval of Save-A-Lot’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Save-A-Lot’s common stock respecting dividends and distributions, as our board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Save-A-Lot’s common stock. For example, we could grant the holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of our common stock. See “Description of Capital Stock” elsewhere in this Information Statement.
Certain provisions in Save-A-Lot’s amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Save-A-Lot by a third party, which could decrease the trading price of our common stock.
Save-A-Lot’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Save-A-Lot’s board of directors rather than to attempt a hostile takeover. These provisions are expected to include, among others:

•	the inability of our stockholders to act by written consent;

•
the division of our board of directors into three classes of directors, with each class serving a staggered three-year term, subject to a proposal that Save-A-Lot will make to our stockholders at the third annual meeting following the Distribution for a staged declassification of our board of directors;

•	a provision that stockholders may only remove directors with cause while our board of directors is classified into more than one class;

•	the ability of our remaining directors, and not stockholders, to fill vacancies on our board of directors;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our board of directors to issue preferred stock without stockholder approval; and

•
the requirement that the affirmative vote of stockholders holding at least 75% of Save-A-Lot’s voting stock is required to amend certain provisions in Save-A-Lot’s amended and restated certificate of incorporation and Save-A-Lot’s amended and restated bylaws (relating to the number, term, election and removal of our directors, the filling of board vacancies, the calling of special meetings of stockholders, stockholder action by written consent and director and officer indemnification provisions).

In addition, we expect to be subject to Section 203 of the Delaware General Corporation Law (the “DGCL”), which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.
We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Save-A-Lot immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of Save-A-Lot and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Save-A-Lot’s amended and restated certificate of incorporation will designate the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Save-A-Lot’s stockholders, which could discourage lawsuits against Save-A-Lot and our directors and officers.
Save-A-Lot’s amended and restated certificate of incorporation is expected to provide that unless the board of directors otherwise determines, a state court within the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Save-A-Lot; (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of Save-A-Lot to Save-A-Lot or Save-A-Lot’s stockholders, creditors or other constituents; (c) any action asserting a claim against Save-A-Lot or any director or officer of Save-A-Lot arising pursuant to any provision of the DGCL, Save-A-Lot’s amended and restated certificate of incorporation or Save-A-Lot’s amended and restated bylaws; or (d) any action asserting a claim against Save-A-Lot or any director or officer of Save-A-Lot governed by the internal affairs doctrine. If, however, no state court located within the State of Delaware has jurisdiction, the action may be brought in the U.S. District Court for the District of Delaware. Although Save-A-Lot’s amended and restated certificate of incorporation is expected to include this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable. This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Save-A-Lot or our directors or officers, which may discourage such lawsuits against Save-A-Lot and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our competitive position, financial condition, operating results or cash flows.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This Information Statement and other material Supervalu and Save-A-Lot have filed or will file with the SEC contain, or will contain, statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “intend,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow growth, results of operations, uses of cash and other measures of financial performance. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

•	competitive pressures in the markets in which we operate, which would impact our margins and profitability;

•	our ability to successfully identify and execute initiatives to organically increase sales and profits;

•	the inability to maintain or improve levels of identical store sales growth;

•	the inability to maintain or increase our operating margins;

•	our ability to successfully open new stores or successfully manage the potential difficulties and demands on our personnel associated with store growth;

•	the risks associated with our licensee distribution business model and concentration among licensees;

•	risks related to the infringement of our intellectual property rights;

•	real or perceived food quality or safety issues and related unfavorable publicity;

•	disruption to our supply chain and distribution network;

•	changes in commodity prices, including due to inflation or deflation, and availability of commodities;

•	worsening economic conditions, which could adversely impact consumer spending, increase the costs of doing business or otherwise adversely affect our operating results;

•	risks related to our dependence on information technology systems and services, including systems and services provided under the services agreement;

•	customer payment-related risks due to the payment card industry’s shift to chip-and-PIN technology;

•	the effect of any health epidemics or severe weather and natural disasters;

•	the costs of complying with existing or changing environmental, health, food safety and safety requirements and for potential environmental obligations relating to current or discontinued operations;

•	changes to or reductions in government benefits that are used to support grocery purchases;

•	our inability to attract, train and retain, or maintain satisfactory relations with, our employees;

•	our high level of fixed lease obligations;

•	the costs associated with our lease obligations, which may require us to continue paying rent for locations that we no longer operate;

•	our capital expenditures and future additional indebtedness;

•	risks associated with Save-A-Lot’s debt obligations following the Separation;

•	the ability to obtain financing on satisfactory terms, or at all;

•	the adequacy of Save-A-Lot’s insurance and self-insurance programs;

•	the outcome of legal proceedings;

•	the effect of changes in regulatory and other laws and regulations in the U.S. and other countries in which we operate;

•
the scope, nature, impact or timing of acquisition and divestiture activity, including, among other things, integration of acquired businesses into our existing businesses and realization of synergies and opportunities for growth and innovation;

•	risks related to the impairment of long-lived assets;

•	risks related to Supervalu’s ownership of a significant amount of our common stock and influence over us following the Distribution; and

•	other risk factors included under “Risk Factors” in this Information Statement.

See the sections “Risk Factors,” “The Separation and Distribution,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Notes to Combined Financial Statements” under the heading “Note 13—Commitments, Contingencies and Off-Balance Sheet Arrangements” elsewhere in this Information Statement. The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are or will be disclosed from time to time in our other filings with the SEC.

THE SEPARATION AND DISTRIBUTION
Background
On July 28, 2015, Supervalu announced that its board of directors had authorized the exploration of a plan to separate its Save-A-Lot business from Supervalu. Supervalu currently intends to effect the Separation through a pro rata distribution of approximately 60% of the common stock of Save-A-Lot to Supervalu’s stockholders, which will not be eligible for treatment as a tax-free distribution for U.S. federal income tax purposes. Following the Distribution, we currently expect that Supervalu stockholders will own approximately 60% of the outstanding shares of common stock of Save-A-Lot, and Save-A-Lot will be a separate company from Supervalu. Supervalu currently expects to retain approximately 40% of the outstanding shares of common stock of Save-A-Lot immediately following the Distribution. The number of shares of Supervalu common stock you own will not change as a result of the Separation.
On      , the Supervalu board of directors approved the Distribution of at least        of the issued and outstanding shares of Save-A-Lot common stock on the basis of one share of Save-A-Lot common stock for every       shares of Supervalu common stock held as of the close of business, Eastern time, on      , the record date for the Distribution. Supervalu plans to dispose within 24 months of the Distribution of a portion of the retained Save-A-Lot stock sufficient to reduce Supervalu’s ownership of Save-A-Lot stock to 20% or less. Supervalu has no plans to acquire any additional Save-A-Lot common stock following the Distribution. At 11:59 p.m., Eastern time, on      , the distribution date, each Supervalu stockholder will receive one share of Save-A-Lot common stock for every       shares of Supervalu common stock held as of the close of business on the record date for the Distribution, as described below. Supervalu stockholders will receive cash in lieu of any fractional shares of Save-A-Lot common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your Supervalu common stock or take any other action to receive your shares of Save-A-Lot’s common stock in the Distribution. The distribution of Save-A-Lot’s common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution.”

Reasons for the Separation
The Supervalu board of directors believes that the Separation of Save-A-Lot’s business from Supervalu would be in the best interests of Supervalu and its stockholders. A wide variety of factors have been considered by the Supervalu board of directors in evaluating the Separation. Among other things, the Supervalu board of directors considered the following potential benefits of the Separation:

•
The Separation will enable each company to focus on its own distinct operations and strategies, and permit the management of each company to concentrate efforts on its unique customers and market conditions.

•	The Separation will position Save-A-Lot as an independent hard discount grocery retailer and enable it to focus on and strengthen relationships with its licensees and customers.

•	The Separation will also enable Save-A-Lot to make investment, personnel and operational decisions better aligned with its licensees and customer base.

•	The Separation will permit each company to concentrate its financial resources solely on its own operations without having to compete with each other for investment capital.

•
The Separation will enable Save-A-Lot to optimize its investment strategies and invest in capital-intensive long-term programs that may not meet Supervalu investment objectives and provide Save-A-Lot with direct access to debt and equity capital markets, enabling it to fund desired growth strategies based on its own targeted return rates.

•	The Separation will allow Save-A-Lot to invest capital in and focus on higher growth opportunities in its hard discount grocery retailing business.

•
The Separation will focus Save-A-Lot leadership on program execution and customer needs and relieve the demands on the time and attention of Supervalu’s management and board of directors associated with overseeing Save-A-Lot’s operations and growth strategy.

•	The Separation will reduce internal competition for capital among existing Supervalu segments, and facilitate a more efficient allocation of capital and capital structure.

•
The Separation will allow investors to separately value Supervalu and Save-A-Lot based on their distinct investment identities. Save-A-Lot’s hard discount grocery business differs from Supervalu’s wholesale distribution and retail food businesses in several respects, such as the nature of the business and growth profile.

•
The Separation will enable investors to evaluate the merits, performance and future prospects of each company’s respective business and to invest in each company separately based on these distinct characteristics, which may attract new investors to each business who may not have properly assessed the value of the businesses as stand-alone entities relative to the value they are currently accorded.

•	The Separation will improve the ability of both Supervalu and Save-A-Lot to use their respective stock as acquisition currency.

•
The Separation will facilitate incentive compensation arrangements for employees that are more directly tied to the performance of each of Save-A-Lot’s and Supervalu’s respective businesses, facilitating employee hiring and incentivization.

Neither Save-A-Lot nor Supervalu can assure you that, following the Separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.
Other Considerations of the Supervalu Board of Directors
The Supervalu board of directors also considered a number of other factors in evaluating the Separation, including the loss of synergies, joint purchasing power and shared services, increased costs resulting from operating as a separate public entity (including financing costs), one-time costs of the Separation, continued transition expenses and the risk of not realizing the anticipated benefits of the Separation. The Supervalu board of directors concluded that the potential benefits of the Separation outweighed these factors.
Internal Restructuring and Series A Preferred Stock Issuance
Prior to the Distribution, Supervalu currently expects to complete an internal corporate restructuring to transfer to Save-A-Lot the assets and liabilities that are part of its Save-A-Lot business. We currently expect that this internal corporate restructuring (which we refer to as the “internal restructuring”) will include following transactions:

•
Certain subsidiaries of Supervalu, which are not subsidiaries of the operating entity Moran Foods, LLC (“Moran”), will distribute or otherwise transfer assets related to the Save-A-Lot business to Supervalu (the “Save-A-Lot distribution assets”).

•
Supervalu will transfer 100% of the outstanding shares of Moran and the Save-A-Lot distribution assets to Save-A-Lot in exchange for shares of Save-A-Lot common stock, shares of newly issued Series A nonvoting preferred stock of Save-A-Lot, having an aggregate liquidation preference of approximately $5 million to $20 million, plus accrued but unpaid dividends (which we refer to as the “Series A preferred stock”), the assumption of certain liabilities and all or a portion of any cash borrowings of Save-A-Lot in connection with the Separation. The terms of the Series A preferred stock are subject to ongoing consideration. We cannot be certain these terms will not be changed or supplemented. For more information regarding the expected terms of the Series A preferred stock, please see “Description of Capital Stock—Preferred Stock—Series A Preferred Stock.” After this transfer, and prior to the completion of the Distribution, third-party investors unrelated to Supervalu will acquire all of the shares of the Series A preferred stock from Supervalu for cash.

Number of Shares Received in Distribution
At 11:59 p.m., Eastern time, on      , the distribution date, each Supervalu stockholder will receive one share of Save-A-Lot common stock for every       shares of Supervalu common stock held as of the close of business of the NYSE on      , the record date.
Treatment of Fractional Shares
Supervalu will not distribute any fractional shares of Save-A-Lot common stock to its stockholders. Instead, as soon as practicable on or after the distribution date,         , our distribution agent, will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to Supervalu stockholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. The distribution agent will, in its sole discretion, without any influence by Supervalu or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Supervalu or us. We will be responsible for payment of any brokerage fees, which we do not expect to be material to us. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes, as described in more detail under “Material U.S. Federal Income Tax Consequences of the Distribution.”

When and How to Receive the Distribution
With the assistance of         , Supervalu expects to distribute Save-A-Lot common stock on       , the distribution date, to all holders of outstanding Supervalu common stock as of the close of business on       , the record date.         will serve as the settlement and distribution agent in connection with the Distribution and the transfer agent and registrar for Save-A-Lot common stock.
If you own Supervalu common stock as of the close of business on the record date, Save-A-Lot’s common stock that you are entitled to receive in the Distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder,         will then mail you a direct registration account statement that reflects your shares of Save-A-Lot common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this Distribution. If you sell Supervalu common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Save-A-Lot common stock in the Distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your Supervalu common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Save-A-Lot’s common stock that have been registered in book-entry form in your name.
Most Supervalu stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Supervalu common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Save-A-Lot common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Results of the Distribution
After its separation from Supervalu, Save-A-Lot will be an independent, publicly traded company. The actual number of shares of Save-A-Lot common stock to be distributed pursuant to the Distribution will be determined at the close of business on       , the record date for the Distribution, and will reflect any exercise of Supervalu options and vesting of restricted stock units between the date the Supervalu board of directors declares the Distribution and the record date for the Distribution. The Distribution will not affect the number of outstanding Supervalu common stock or any rights of Supervalu stockholders. Supervalu will not distribute any fractional shares of Save-A-Lot common stock.
Save-A-Lot will enter into a separation and distribution agreement and other related agreements with Supervalu before the Distribution to effect the Separation. These agreements will provide for the allocation between Supervalu and Save-A-Lot of Supervalu’s assets, liabilities and obligations (including employee benefits, intellectual property and tax-related assets and liabilities) attributable to periods prior to Save-A-Lot’s Separation from Supervalu and will govern the relationship between Supervalu and Save-A-Lot after the Separation. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions” elsewhere in this Information Statement.
The following diagram depicts the corporate structure that we currently expect immediately after giving effect to the internal restructuring, the Distribution and the other transactions described in this Information Statement:

* Within the two-year period following the Distribution of Save-A-Lot shares, Supervalu intends to dispose, in an orderly fashion, of sufficient shares of Save-A-Lot common stock to decrease Supervalu’s ownership stake in Save-A-Lot to 20% or less.

Incurrence of Debt
Save-A-Lot intends to enter into certain financing arrangements prior to the Separation. We currently expect that Save-A-Lot will incur $400 to $500 of long-term debt prior to the Distribution, the net proceeds of which Save-A-Lot will distribute to Supervalu prior to the Distribution. See “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement.”
The amount and type of financing arrangements that we plan to enter into prior to the Separation are subject to negotiation and market conditions. We cannot be certain the financing arrangements described above will not be changed or supplemented.

Market for Save-A-Lot Common Stock
There is currently no public trading market for Save-A-Lot’s common stock. We intend to apply to list our common stock on the NYSE under the symbol “     ”. We have not and will not set the initial price of our common stock. The initial price will be established by the public markets. We cannot predict the price at which our common stock will trade after the Distribution. In fact, the combined trading prices, after the Distribution, of the shares of Save-A-Lot common stock that each Supervalu stockholder will receive in the Distribution and the Supervalu common stock held at the record date for the Distribution may not equal or exceed the “regular-way” trading price of a Supervalu share immediately prior to the Distribution. The price at which Save-A-Lot common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Save-A-Lot common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Save-A-Lot’s Common Stock” elsewhere in this Information Statement.

Trading Between the Record Date and Distribution Date
Beginning on or shortly before the record date for the Distribution and continuing up to and including through the distribution date, Supervalu expects that there will be two markets in Supervalu common stock: a “regular-way” market and an “ex-distribution” market. Shares of Supervalu common stock that trade on the “regular-way” market will trade with an entitlement to shares of Save-A-Lot common stock distributed pursuant to the Separation. Shares of Supervalu common stock that trade on the “ex-distribution” market will trade without an entitlement to shares of Save-A-Lot common stock distributed pursuant to the Distribution. The “regular-way” and “ex-distribution” markets for Supervalu’s common stock will trade at different prices. Therefore, if you sell shares of Supervalu common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Save-A-Lot common stock in the Distribution related to ownership of such shares of Supervalu common stock. If you own Supervalu common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Save-A-Lot common stock that you are entitled to receive pursuant to your ownership as of the record date of the Supervalu common stock.
Furthermore, beginning on or shortly before the record date for the Distribution and continuing up to and including the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Save-A-Lot common stock that will be distributed to holders of Supervalu common stock on the distribution date. If you own Supervalu common stock at the close of business on the record date for the Distribution, you would be entitled to Save-A-Lot common stock distributed pursuant to the Distribution. You may trade this entitlement to shares of Save-A-Lot common stock, without the Supervalu common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Save-A-Lot common stock will end, and “regular-way” trading will begin.
Conditions to the Distribution
We have announced that the Distribution will be effective at 11:59 p.m., Eastern time, on       , which is the distribution date, provided that the following conditions shall have been satisfied (or waived by Supervalu in its sole discretion):

•
the board of directors of Supervalu, in its sole and absolute discretion, shall have authorized and approved the Separation and not withdrawn such authorization and approval, and shall have declared the Distribution of our common stock to Supervalu stockholders;

•	the transfer of assets and liabilities between Supervalu and Save-A-Lot shall have been completed in accordance with the separation and distribution agreement;

•	Supervalu shall have received a private letter ruling from the IRS regarding certain U.S. federal income tax matters relating to the Separation, the Distribution and certain related transactions;

•
the SEC shall have declared effective Save-A-Lot’s registration statement on Form 10, of which this Information Statement forms a part, and this Information Statement shall have been made available to the Supervalu stockholders;

•	the shares of Save-A-Lot common stock to be distributed shall have been accepted for listing on the NYSE subject to official notice of distribution;

•
all actions and filings with, and approvals and other consents from, governmental authorities necessary or appropriate under applicable laws shall have been taken and, where applicable, have become effective or been accepted by, or obtained from, as applicable, the applicable governmental authority;

•	the transaction agreements relating to the Separation shall have been duly executed and delivered by each party thereto;

•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Distribution or any of the related transactions shall be in effect;

•
Supervalu shall have received the proceeds from the cash payments from Save-A-Lot, as described in “Certain Relationships and Related Party Transactions—The Separation and Distribution Agreement—Cash Payments,” and Supervalu shall be satisfied in its sole and absolute discretion that, as of the effective time of the Distribution, it shall have no further liability under any of the Save-A-Lot financing arrangements described under “Description of Material Indebtedness”;

•
Supervalu’s board of directors shall have received one or more opinions delivered by an independent appraisal firm satisfactory to the Supervalu board of directors confirming the solvency and financial viability of Supervalu before the consummation of the Distribution and each of Supervalu and Save-A-Lot after consummation of the Distribution, such opinions being satisfactory to the Supervalu board of directors in form and substance in the sole discretion of the Supervalu board of directors and such opinions having not been withdrawn or rescinded; and

•
no event or development shall have occurred or exist that, in the judgment of Supervalu’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the Separation, the Distribution and other related transactions.

Supervalu will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the Distribution and, to the extent it determines to so proceed, to determine the record date for the Distribution, the distribution date and the distribution ratio. Supervalu will also have sole discretion to waive any of the conditions to the Distribution. Supervalu does not intend to notify its stockholders of any modifications to the terms of the Separation that, in the judgment of its board of directors, are not material. For example, the Supervalu board of directors might consider material such matters as significant changes to the distribution ratio, developments in the businesses of Supervalu or Save-A-Lot, or changes in the assets to be contributed or the liabilities to be assumed in the Separation. To the extent that the Supervalu board of directors determines that any modifications by Supervalu materially change the material terms of the Distribution, Supervalu will notify Supervalu stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this Information Statement.
Reason for Furnishing This Information Statement
This Information Statement is being furnished solely to provide information to Supervalu’s stockholders that are entitled to receive shares of our common stock in the Distribution. This Information Statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this Information Statement is accurate as of the date set forth on the cover. Changes may occur after that date, and neither Supervalu nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.
Treatment of Equity-Based Compensation
The employee matters agreement will provide for the conversion of the outstanding awards granted under Supervalu’s equity compensation plans into adjusted awards relating to shares of Supervalu, Save-A-Lot, or both pursuant to the terms of the applicable Supervalu equity compensation plan. The Supervalu equity compensation plans are administered by the Leadership Development and Compensation Committee of the Supervalu board of directors, which will approve the employee matters agreement, including the equity award conversion methodology contained therein. The Save-A-Lot equity compensation plans are expected to be administered by the Leadership Development and Compensation Committee of the Save-A-Lot board of directors following the Distribution. The Save-A-Lot board of directors will approve the employee matters agreement, including the equity award conversion methodology contained therein. The adjusted awards generally will be subject to the same vesting conditions and other terms that applied to the original Supervalu award immediately before the Distribution.
Each option to purchase Supervalu common stock (which we refer to as a “Supervalu option”) that is held by an employee who will remain with Supervalu following the Separation, referred to as a Supervalu allocated employee, will be converted into both an adjusted Supervalu option and a Save-A-Lot option. The exercise price and number of shares subject to each option will be adjusted to preserve the aggregate intrinsic value of the original Supervalu option, as measured immediately before and immediately after the Distribution, subject to rounding. Each Supervalu option that is held by an employee who will be a Save-A-Lot employee following the Separation, referred to as a Save-A-Lot allocated employee, will be converted into a Save-A-Lot option, with the exercise price and number of shares subject to the option adjusted to preserve the aggregate intrinsic value of the original Supervalu option as measured immediately before and immediately after the Distribution, subject to rounding.
Holders of Supervalu restricted stock and restricted stock unit awards who are Supervalu allocated employees will retain those awards and also will receive a Save-A-Lot award covering a number of shares of Save-A-Lot common stock that reflects the Distribution to Supervalu stockholders, determined by applying the distribution ratio to the Supervalu awards as though they were actual shares of Supervalu common stock. Holders of Supervalu restricted stock and restricted stock unit awards who are Save-A-Lot allocated employees will receive corresponding Save-A-Lot awards, with the number of shares adjusted to preserve the aggregate value of the original Supervalu award as measured immediately before and immediately after the separation, subject to rounding.
Prior to the effectiveness of the registration statement of which this Information Statement is a part, Supervalu will determine the treatment of performance share unit awards granted in April 2016 in the separation, and such treatment will be described in a subsequent amendment to this Information Statement.
Non-employee directors of Supervalu who hold Supervalu deferred stock unit awards under the Supervalu Directors’ Deferred Compensation Plan will retain those awards and will also receive a Save-A-Lot deferred stock unit award covering a number of shares of Save-A-Lot common stock that reflects the distribution to Supervalu stockholders, determined by applying the distribution ratio to the Supervalu awards as though they were actual shares of Supervalu common stock. In connection with the Separation and the Distribution, the Supervalu and Save-A-Lot deferred stock units of Supervalu non-employee directors who resign from the Supervalu board of directors and become directors of Save-A-Lot upon the Distribution will be transferred to the Save-A-Lot Directors’ Deferred Compensation Plan, which is described in further detail in “Executive Compensation—Save-A-Lot Directors’ Deferred Compensation Plan” elsewhere in this Information Statement.
For more information, see “Certain Relationships and Related Party Transactions—Employee Matters Agreement” elsewhere in this Information Statement.

DIVIDEND POLICY

We do not expect that we will pay a regular cash dividend to holders of our common stock following the Separation. The timing, declaration, amount and payment of future dividends, if any, to holders of our common stock will fall within the discretion of Save-A-Lot’s board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, cash flow, capital requirements, debt service obligations, covenants associated with debt obligations, industry practice, legal requirements, regulatory constraints and other factors that the board deems relevant. Among other things, our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. Moreover, if the Save-A-Lot board determines to pay any dividend to holders of our common stock in the future, there can be no assurance that we will continue to pay such dividends or the amount of such dividends.

CAPITALIZATION
The following table sets forth our capitalization as of June 18, 2016, on a historical basis and pro forma basis after giving effect to the Separation and the Distribution as if it occurred on June 18, 2016. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements,” “Index to Combined Annual Financial Statements,” “Index to Unaudited Combined Interim Financial Statements,” and the statements referenced therein.
We are providing the capitalization table below for informational purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on June 18, 2016 and is not necessarily indicative of our future capitalization or financial condition.

	As of June 18, 2016
(in millions, except par values)	Historical	Pro Forma
Cash and cash equivalents(1)	$7

Indebtedness:
Capital leases	10
Long-term debt(2)	—
Total debt and capital lease obligations	10
Mezzanine equity
Redeemable series A (non-voting) cumulative perpetual preferred stock, par value, shares issued and outstanding on a pro forma basis, shares authorized and outstanding with a liquidation preference of $ (3)	—
Total mezzanine equity	—
Equity:
Common stock, $0.01 par value, shares authorized, issued and outstanding on a pro forma basis(3)	—
Additional paid-in capital(3)	—
Parent company equity(3)	642
Total equity	642
Total capitalization	$652

(1)
Historically, cash received by Save-A-Lot has been “swept” by Supervalu as part of Supervalu’s centralized cash management function. Supervalu has funded our operating and investing activities as needed. The net effect of transfers of cash to/from Supervalu’s cash management accounts is reflected in Parent company equity in the historical Combined Balance Sheets.

(2)
We currently expect to incur up to $400 to $500 in aggregate principal amount of indebtedness, including a new term loan and/or senior notes issued to third parties. We also currently expect to enter into a revolving credit facility of up to $       . See “Description of Material Indebtedness” included elsewhere in this Information Statement for additional information.

(3)
Reflects the pro forma recapitalization of Save-A-Lot equity through the issuance of Save-A-Lot common stock and Save-A-Lot Series A preferred stock, with a corresponding decrease to Parent company equity to reflect the Separation and the Distribution. See “Description of Capital Stock” included elsewhere in this Information Statement for additional information.

We have not yet finalized our post-Separation capitalization and these adjustments are subject to change. We intend to update and include pro forma financial information reflecting our post-Separation capitalization in an amendment to this Information Statement.

BUSINESS
Save-A-Lot Overview
The Save-A-Lot Vision
We aspire to be the hard discount grocery retailer of choice for value-seeking shoppers. Unwavering in this objective, we provide a locally relevant, edited assortment of high-quality products at great prices, served by friendly associates in a convenient shopping experience. Our goal is to continue to enhance our customer experience through the execution of numerous proven initiatives, including the continued refinement of our compelling private-label programs, our fresh cut meat and produce offerings and our tailored merchandise assortments. We believe these initiatives can continue to drive increases in our average sales per store throughout our network. In the United States, where we have virtually all of our operations and where there is a relatively low penetration of hard discount grocers in comparison to Europe and other developed economies, we believe we are poised to benefit from strong industry tailwinds as we continue to improve our customer experience and expand our store concept throughout the country.
Our store concept consists of corporate operated and owned stores (our Corporate Stores segment), as well as stores operated by retailers with whom we maintain strong relationships through the license of our Save-A-Lot name and the supply of our products and services (our Licensee Distribution segment). We believe this flexible ownership model will enable us to substantially expand our network of Save-A-Lot stores in a strategic and prudent manner. Following the separation of our Save-A-Lot business from Supervalu, we believe we will be even better positioned to execute on our growth strategies and achieve our vision.
Our History
Our history began with just a single store in 1977. While working for a grocery wholesaler in the mid-1970s, our founder, Bill Moran, identified an opportunity for small grocers to compete against emerging larger format grocers and created Save-A-Lot’s hard discount business model, which we define as a small grocery store format with an edited assortment of quality products at discount prices every day that are primarily private-label. The first store opened in Cahokia, Illinois, and since then, Save-A-Lot has grown into one of the largest U.S. discount grocery chains by store count. As of June 18, 2016, our store and distribution network encompassed 1,368 corporate and licensed stores in 37 states, the Caribbean and Central America, and 17 wholesale distribution centers.
Overview of the Save-A-Lot Format
As of June 18, 2016, we operated 472 corporate stores, and 896 additional stores were operated by our licensees. As one of the nation’s leading hard discount grocery chains, we and our licensees are everyday low-cost providers of quality products, targeting savings on individual items of up to 15% compared to “large box” discount chains, which we believe can result in savings of up to 30% or more compared to traditional grocery stores depending on the market and competitors. Save-A-Lot stores serve more than five million shoppers each week, mostly in the southern and eastern United States. A typical Save-A-Lot customer has a household income of up to $50 thousand, although our demographics vary across our network of stores and we continue to seek ways to expand our demographic reach. Customers enjoy everyday savings on Save-A-Lot private-label brands and national brands, as well as quality beef, pork and poultry, farm-fresh fruits and vegetables, and non-food items.

We provide a specific and edited assortment of high volume, conveniently sized and low priced items selected to fit our target customer’s needs. Our store merchandising mix is tailored for local preferences through the use of demographic and ethnic specific product offerings. A typical Save-A-Lot store is approximately 17,000 gross square feet in size (with approximately 11,000 square feet of retail selling space on average) and carries approximately 3,000 core stock-keeping units (“SKUs”). Our store format is generally consistent across our network of corporate and licensed stores. We provide merchandising and marketing programs as well as planogram recommendations to our licensees that are based on the programs and planograms created for our corporate stores. Licensees generally adhere to our programs and recommendations, using their local market knowledge in order to effectively customize product offerings, thereby facilitating the adaptability of the store concept across different demographic and economic trade areas.

Our private-label program provides budget conscious consumers a high-quality, low-priced alternative to national brands. Our private-label brands currently include Coburn Farms®, Fairgrounds®, Ginger Evans®, J. Higgs®, Wylwood®, Tio Santi™, and the Company’s newest private-label brand, America’s Choicesm. Private-label products account for approximately 60% and 55% of our corporate stores and licensee store retail sales (excluding fresh meat and produce), respectively, which is a significantly higher percentage than in a traditional grocery store. With our private-label offering, we target significant savings for our customers relative to both national brands and private-label brands that are offered by traditional grocery stores and “large box” discount chains.

We recently acquired the America’s Choicesm brand and will be enhancing our private label assortment with the introduction of new and innovative items under this label. Over time, we expect that America’s Choicesm will become the predominant food private label brand in our stores as we seek to consolidate our private label brand offerings by reducing the number of private label brands that we offer while increasing brand recognition and enhancing brand equity.
Corporate Stores vs. Licensee Distribution
We operate two reportable segments: Corporate Stores, a retail format comprising 46% of our revenues in fiscal 2016, and Licensee Distribution, a wholesale format comprising 54% of our revenues in fiscal 2016. Through our Corporate Stores business, we sell groceries at 472 retail locations operated by the Company as of June 18, 2016. Through our Licensee Distribution business, we are the primary grocery supplier to 896 licensed stores as of June 18, 2016. Our licensees operate under the Save-A-Lot name and are provided access to our private-label brands, store programs, operating standards and supervisory support. The network currently spans 37 states along with the Caribbean and Central America.
Corporate Stores
Our corporate stores are largely concentrated in the southern and eastern United States. Since the end of fiscal 2013, the Corporate Stores segment has grown from 381 to 472 stores. Along with the opening of new corporate stores, Save-A-Lot has from time-to-time opportunistically converted licensee stores to corporate stores. The Company added 50 new corporate stores in fiscal 2016 on a gross basis, through a combination of 42 new store openings and the opportunistic conversion of eight existing licensee stores to corporate stores. We intend to continue to grow our number of corporate stores through a combination of new store openings and attractive licensee conversion opportunities if they arise in the future.
We set high standards for our corporate stores and are constantly working to refine our corporate stores operations. For example, over the last few years, we have implemented a number of initiatives within our corporate stores, including the addition of fresh cut meat departments to virtually all of our corporate stores and the reinvigoration and relocation of our produce departments. We have seen store performance improve as a result. First-year average weekly sales (“AWS”), a common metric to measure store performance during the first full year a store is open, has grown significantly for our corporate stores over the past several years. Across all of our markets, first-year AWS increased approximately 18% from fiscal 2012 to fiscal 2016. While we are pleased with this improvement in first-year AWS over the past few years, we believe we have a number of opportunities to further enhance the sales productivity of our store base in the future. We calculate AWS as corporate stores product sales divided by the number of weeks in a fiscal period excluding the first partial period a store is opened.
We generally open corporate stores in larger markets to establish a presence and build brand awareness. We subsequently may open additional new corporate and/or licensee stores, which further improves our brand awareness in that market and results in improved overall market profitability. However, in other select markets, which are smaller and mostly rural, we have largely used licensee operators as an entry strategy, as licensees typically have a more established connection to the local communities.

Licensee Distribution
Our strong licensee base is largely concentrated in the eastern half of the United States. The typical licensee has previous grocery retail business experience along with local community knowledge and relationships. Licensees generally must meet certain criteria to be considered to operate a Save-A-Lot, including minimum net worth, liquid cash available to invest in the store and prior retail experience. In addition, new licensee owners are expected to meet strict operating and store condition standards for a consistent Save-A-Lot brand across the store network.

Our licensees are diverse in terms of the size of their Save-A-Lot operations. We have many licensees that operate a single store as well as a large number who operate several stores. As of June 18, 2016, our largest licensee, who has been operating Save-A-Lot stores for over 30 years, operates 172 stores.

We maintain strong, long-term relationships with our licensees. The average tenure of our licensees is approximately 13 years, and our top 25 licensees (as measured by wholesale purchases), which represents approximately half of our Licensee Distribution segment sales, have an average tenure of nearly 20 years. The support we provide licensees contributes to the strength of those relationships. We provide our licensees with store layouts, shelf planograms, pricing support, merchandising and marketing plans as well as our store set-up expertise to assist in new store openings. We then provide ongoing planogram updates, retail pricing support, store merchandising plans and marketing and field support, which we believe further strengthens our relationships and also improves execution of our consistent store format and standards. By using incentives, such as advertising and other strategies, we work side-by-side with our licensees to help them achieve their goals, while providing customers with a pleasant, convenient and value-oriented shopping experience. Our long-term distribution experience has also strengthened our licensee relationships, allowing our business to maintain licensee store turnover of less than five percent annually.
Our Licensee Distribution business is not a franchise arrangement and we do not charge a royalty fee for the use of our Save-A-Lot name that we provide our licensees. We enter into license and supply agreements with our licensees under which we agree to license our name to the licensees and the licensees agree to purchase their inventory from the Company with some exceptions, including items that we do not carry in our distribution centers and direct store delivery products. Our agreements also give us options to purchase licensed stores under certain circumstances, such as if the licensee desires to sell its store(s).
Key Geographies
Most Save-A-Lot stores are located in the southern and eastern United States, with our corporate stores primarily located in large designated market areas (“DMAs”) (as defined by Nielsen), while our licensee stores are located more equally in large, medium and small DMAs.

Geographic data as of June 18, 2016

Our stores are generally located within a 250-mile radius of one of Save-A-Lot’s 17 distribution centers. The following map represents the combined Save-A-Lot network as of June 18, 2016. Total Corporate Stores retail store square footage is approximately eight million and total distribution center square footage is approximately five million.
Industry Overview
We operate in the $1 trillion U.S. grocery retail industry — an industry that has been transformed over the years, presenting consumers with an increasing number of formats. While the vast majority of consumers’ everyday consumable needs were purchased at a traditional grocery store in the 1990s, today more than 60% of consumables are purchased at other formats, which range from larger stores such as supercenters and wholesale clubs, to smaller square footage retailers, such as dollar stores or hard discount grocers.
Within the broader U.S. grocery and consumables industry, we operate within the hard discount sector, a sub-component of the limited assortment channel. This sector has benefited from industry tailwinds that have similarly benefited other value-oriented channels, such as wholesale clubs, supercenters and dollar stores. According to Willard Bishop’s The Future of Food Retailing 2016, this momentum is expected to continue as value-oriented channels are predicted to outpace the broader industry’s growth, with an average projected compound annual growth rate (“CAGR”) over the next five years of 3.2% (vs. 1.8% for the total U.S. grocery and consumables industry).
The chart below illustrates the projected sales growth by channel. As depicted in the chart below, the fresh and limited assortment channels are anticipated to be the two leading growth channels of the U.S. grocery and consumables industry. As a hard discount grocer, we have plans to capitalize on the growth trends of both channels by providing what we believe is a leading fresh food offering (which we define as our fresh meat and produce departments) within the limited assortment channel.
We believe that several trends support the positive outlook for the long-term growth of hard discount grocers who operate within the limited assortment channel, including:

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U.S. Market Remains Underpenetrated in Small-Box, Deep-Value Formats: The limited assortment channel represented approximately 3% of the overall U.S. market annual sales in 2015 as illustrated in the pie chart below. With projected annual growth of approximately 8% over the next five years, this channel would still represent less than 5% of the overall market, suggesting that there is significant room for growth over the long-term. Moreover, this channel remains less-established in the U.S. than in comparable developed economies, such as in Europe, where in 2014, according to Planet Retail, UK Discount Grocery, Structural Not Cyclical Change, March 2014, “discounter” penetration of overall grocery market sales was 16%. Discounters, according to Planet Retail, include both the limited assortment and dollar store channels.

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Growth of Value-Conscious Shoppers: We believe the economic slowdown at the end of the previous decade fueled a rise in shoppers seeking ways to spend less, particularly for the items in their grocery carts. As the economy continues to recover, we believe value-conscious shoppers have retained their shopping habits with an increased preference to shop at discount retailers.

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Convenience as a Differentiator: We believe that consumers have become increasingly strapped for time, and that dual income families have been on the rise, and that as a result, the demand for convenient solutions to everyday consumable needs has been increasing. Industry participants are addressing consumers’ desire for a convenient shopping experience through smaller store formats located closer to where their customers live or work, while offering a simpler store presentation with a more edited assortment of products.

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Increased Customer Acceptance of Private Brand Offerings: Customers are becoming increasingly receptive to purchasing private-label products as a lower-cost alternative to national brands. Over the last several years, private-label penetration in the traditional supermarket channel has increased meaningfully, and we believe now represents an approximate high teens to low 20s percentage of the overall sales mix. Hard discount grocery retailers, including Save-A-Lot, have embraced this trend and have led the industry with respect to the mix of store brand products that they offer their customers. Our private-label program is responsible for approximately 60% and 55% of corporate store and licensee store retail sales, respectively, excluding fresh meat and produce.

Business Strengths
Differentiated Store Concept: Our stores provide a differentiated, highly convenient and simplified shopping experience. We focus on quality, low prices and fresh food, including quality produce and fresh cut meat. We believe our unique shopping experience is attractive to customers and builds customer loyalty. Our grocery retailing format is distinguished by the following key attributes:

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Simplified Shopping Experience: We provide an easy-to-shop environment in a smaller physical footprint compared to traditional grocery retailers. Our smaller stores provide a simple, time-saving shopping experience while offering products across the major retail food departments, including grocery, frozen, dairy, produce, meat and general merchandise. By focusing on an edited assortment of SKUs of the most purchased products and sizes, our stores are able to meet the needs of the everyday shopper while maintaining a simplified and expedited shopping experience across all key departments. Our SKU requirements per store are approximately 3,000 compared to a traditional grocery store, which typically carries over 20,000 SKUs.

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Compelling Value Proposition: Providing our customers with a compelling value proposition is a key tenet of our merchandising strategy. Our edited product assortment, portfolio of private-label brands and efficient supply chain expertise enable us to sell at prices well below other retailers, with targeted savings on individual items of up to 15% compared to “large box” discount chains, which we believe can result in savings of up to 30% or more compared to traditional grocery stores depending on the market and competitors. Our edited assortment, smaller buildings and dedicated distribution network create operating efficiencies for our stores and distribution centers and lower our operating costs. Inventory turns quickly from the time we purchase the product from suppliers to selling it to our customers, which creates efficiencies for our suppliers and allows us to negotiate lower costs of goods. We also leverage our store network of over 1,300 stores to maintain strong supplier relationships and negotiate attractive prices. Our portfolio of high-quality, low-priced, private-label brands is developed to be at least equivalent to national brands in terms of quality while offering substantial savings to our customers as well as higher gross margins for us. All private-

label products undergo an extensive development process intended to confirm that the products have an attractive flavor profile and are packaged with fresh, modern designs that continue building customer brand recognition. Private-label products account for approximately 60% and 55% of our corporate stores and licensee store retail sales, respectively, excluding fresh meat and produce, which is a significantly higher percentage than in a traditional grocery store.

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Differentiated Fresh Program: Save-A-Lot stores carry a selection of fresh meat that is hand cut in-store daily, which we believe sets us apart from other hard discount grocers, and a targeted selection of fresh, high-quality produce tailored to customer needs. Our fresh sales, which we define as fresh meat and produce, typically account for approximately 35% of store sales. We provide customers access to affordable beef, pork and poultry, farm-fresh fruits and vegetables. Our heightened focus on product handling, rotation and merchandising has improved the high standards of our produce.

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Convenient Store Locations: Our smaller store format enables our stores to be located in convenient and attractive locations that permit us to serve customers across a range of large, medium and small DMAs and rural to urban communities. We are able to open stores in existing locations or new in-line and freestanding locations with convenient, nearby parking facilities.

Flexible Store Ownership Model: Historically, our core focus has been our Licensee Distribution business, which has driven much of our growth since our founding. In recent years, our corporate stores have become an increasingly important component of our overall strategy. We plan to pursue a flexible, dual ownership model, in which we intend to efficiently utilize both our corporate stores as well as our licensees to grow the business, enabling us to execute a tailored expansion strategy best suited for each specific market. Generally, corporate stores are better suited for first time expansion into dense, competitive urban areas and larger DMAs where capital investment is needed to build Save-A-Lot brand recognition. We have planned and are executing on a corporate stores-led expansion strategy in markets such as Los Angeles and Las Vegas, where corporate stores are anticipated to more quickly gain a foothold in the more urban, larger markets.
In certain markets, licensee operators augment our corporate stores in the market and further assist in leveraging our distribution center infrastructure and marketing penetration. The licensee model works especially well in expanding Save-A-Lot’s presence in geographically remote and smaller markets or in supplementing Save-A-Lot’s corporate store growth in larger DMAs such as suburban regions around major urban areas. Experienced licensee operators are also able to expand the footprint in more rural areas where Save-A-Lot has had little presence, such as Colorado and Iowa. Licensees who have strong ties to a rural area are often best suited to open a new Save-A-Lot in the community, given their knowledge of the local market and resulting ability to implement tailored and efficient merchandising strategies and to effectively market their stores in smaller towns. We believe that our ability to enter and compete in varying markets with a customized corporate and licensee ownership approach has helped, and will continue to help, facilitate successful store operations and long-term store growth.

Highly Efficient Distribution Capabilities That Can Support a Growing Store Footprint: We utilize a large-scale, efficient distribution network to service the needs of our licensed and corporate stores. Our 17 distribution centers, including 15 “full-line” facilities that handle dry, refrigerated and frozen food product orders, are strategically located throughout the United States to provide inventory in a cost-effective manner to our stores. We are able to leverage our fixed logistics costs in addition to realizing economies of scale around procurement, merchandising, transportation, promotions, advertising and pricing.
The investments in our distribution network and processes have allowed us to expand in existing markets and into new markets. Our existing distribution network covers the densely populated regions of the eastern and southern United States. As indicated in the map below, our distribution network extends west through our distribution center in California and our new distribution center in Denver, giving us supply capabilities covering the relatively untapped markets of California, Colorado, parts of Arizona and parts of Nevada.

Distribution center and store location data as of June 18, 2016
With the investments in our distribution network, we believe we have sufficient capacity to execute on our store growth strategies. We estimate that our current distribution infrastructure can support approximately 700 incremental stores, based on our typical store format. Our supply network’s reach and available capacity provides us with the flexibility to expand into new markets and enhance our presence in existing markets.
In addition to expanding our distribution footprint, we continuously work to improve the efficiency and cost effectiveness of our distribution network. For example, we have made capital investments in our refrigeration systems, lighting and internal/external doors that have resulted in meaningful reductions in electrical usage. We expect to continue to increase the back-haul allowances we receive from our vendors over time, and we are also in the process of implementing labor standards throughout our network that are designed to create more efficient workflow in the distribution centers and enhance productivity.
Well Positioned for Growth: We have made meaningful investments in our business over the past few years to improve our pricing and enhance our shopping experience, assortment of product offerings, brand image and confidence of our licensees. We believe these investments better position us for future success as we look to grow our network. These investments have included:

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Pricing: In fiscal 2014, we invested in gross margin by lowering prices at our corporate stores as well as the prices we charged to our licensees. We are committed to staying competitive on price and will continue to assess ways to pass along future savings to our customers and licensees in the form of lower prices.

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Merchandising assortments and store design: Over the past few years, we have made a number of investments in our merchandise offering and presentation and the design and layout of our stores, including:

◦	Added a fresh cut meat program to virtually all of our corporate stores (substantially all of our licensees also have this program).

◦	Expanded our frozen and smoked meat departments.

◦	Reinvigorated our produce departments and their relocation to the front of the store.

◦	Improved our assortment of products, adding new items to replace slower moving items for approximately 20% of our SKUs.

◦	Updated the labels and packaging of nearly all of our private-label products.

◦	Expanded our ethnic offerings.

◦	Inserted approximately 130 “must have” national brand items into our corporate stores in fiscal 2017.

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Brand awareness: We increased our marketing and advertising investment in a variety of channels, including digital, print and community involvement to build brand awareness, drive customer traffic and create awareness of the various in-store initiatives to both current as well as potential customers.

Great People: We believe that our people are an integral component of our success. On December 2, 2015, we announced that retail veteran Eric Claus had been named our new Chief Executive Officer and he started in his role with Save-A-Lot on December 14, 2015. Mr. Claus brings with him over 30 years of experience in the retail industry where he has gained deep experience in both discount and grocery retail in both the United States and Canada, most recently serving as the Chairman, President and Chief Executive Officer of Red Apple Stores Inc., a 155-store value-oriented clothing, general merchandise and food chain in Canada. Mike Collins was named Chief Financial Officer in January 2016 and brings with him over 25 years of finance and business experience, including serving as Chief Financial Officer of Sears Holding Corporation and more recently serving as Chief Financial Officer of NBTY, which manufactures, wholesales and retails vitamins, minerals, herbs and sports drinks. Nancy Chagares is serving as the Chief Merchandising Officer of Save-A-Lot and has over 20 years of experience in the retail industry, including serving as Senior Vice President Fresh Foods at Bi-Lo Holdings and Senior Vice President Merchandising and Marketing at Jewel-Osco, and most recently as a partner at a consulting group that provides advice to food retailers and manufacturers on sales, merchandising, product development, brand marketing and operations. These executives supplement a well-experienced management team.
In addition to our seasoned executive management team, we rely on the passion and knowledge of our store associates. We and our licensees continually invest in training and development programs to enhance our associates’ knowledge and skill sets.  In turn, our and our licensees’ associates are well prepared to execute in-store Save-A-Lot programs that drive sales and ensure brand consistency across our store network. Our experienced store managers and operations specialists have an average tenure of approximately eight years.
Strategy
Our long-term strategy is focused on driving profitability and store unit growth in both of our business segments — Corporate Stores and Licensee Distribution. We employ a three-pronged approach: (1) increase the sales per store productivity across our network, (2) grow and optimize our Save-A-Lot store network through our flexible store ownership model and (3) identify and implement operational efficiencies and continue to seek effective methods of managing costs in order to increase our profitability and pass through a portion of the savings to our customers and licensees in the form of lower prices.
Increase Sales Per Store Productivity of Our Save-A-Lot Network: We plan to drive same-store sales growth by executing merchandising programs that provide customers with a locally relevant assortment of high-quality products, differentiated fresh and private brands offerings and a compelling value proposition. We complement our merchandising efforts with marketing and promotions that are focused on increasing brand awareness, improving our value perception and supporting our growth strategy. Key elements of our strategy to drive sales productivity within our stores include:

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Deliver Exceptional Fresh Offerings: We believe our fresh offerings and programs are key differentiators of the Save-A-Lot brand. We continue to refine and enhance our meat and fresh produce selection to increase ethnic and regional relevance. For example, in fiscal 2015, we completed the implementation of an on-site meat cutting program in our corporate stores that allows us to provide fresh, locally relevant offerings that can be tailored to meet customers’ needs. Moreover, we plan to continue to invest in associate in-store training in an effort to provide perishable offerings that are best in class.

•	Optimize the Offering of Our Private and National Brands:

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Continue to Enhance Our Private-Label Offering: Our portfolio of high-quality private-label products are an integral component of our customer value proposition. We will continue to innovate and refine our exclusive merchandising offering with the goal of driving product excitement and enticing customers to shop our stores and increase their basket of purchases. We will also continue to optimize our assortment and consolidate our private-label brand names over time. We recently acquired the America’s Choicesm brand and will be enhancing our private label assortment with the introduction of new and innovative items under this label. Over time, we expect that America’s Choicesm will become the predominant food private label brand in our stores. We will seek to consolidate our private label brand offerings by reducing the number of private label brands that we offer, which currently consists of approximately 70 brands, while increasing brand recognition and enhancing brand equity of America’s Choicesm along with approximately five supporting brands.

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Strategically Incorporate National Brand Products Into Our Offering to Drive Customer Traffic: We provide our customers with a highly convenient and edited assortment of consumables. While adhering to this strategy, we will continue to supplement our high-quality private-label offering with certain traffic-driving “must have” national brand products. Beginning in fiscal 2017, all corporate stores and the vast majority of licensed stores executed the insertion of approximately 130 “must have” national brand items. This targeted merchandising approach will enable us to provide our customers with enhanced selection while also highlighting the value that our private-label equivalent products provide. We believe the changes to our private label assortment and the introduction of select national brands will be well received by our current customers while also attracting and retaining new customers, and is an important step in expanding our customer base. We are encouraged by the initial results.

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Targeted Value Proposition for our Customers: We recently hired a dedicated team that will seek “special buys” that change throughout the year and offer opportunities for greater savings through “treasure hunt” style deals. We will also soon have supporting website capabilities for our licensees so that they can see opportunistic product availability and order for their store(s).

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Use Targeted Marketing and Promotions to Drive Traffic and Increase Brand Awareness: We plan to utilize multi-pronged marketing and promotional strategies, including the use of print, mass media and digital communication channels to drive brand awareness and customer traffic. These strategies will incorporate our recent improvements in content, cadence and frequency of our programs. Our messaging will continue to stress local relevance and emphasize quality and great prices. For example, in select areas we advertise in community and Spanish language publications emphasizing our ethnic product offerings and low prices. In addition, when entering a new market, we use an omni-channel marketing approach that is executed through a multi-phase store opening process to build brand awareness while maximizing customer attraction and retention.

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Drive In-Store Execution: We believe we have a number of opportunities to improve the “look and feel” of our stores, including the continued refinement of our visual presentations, our merchandising sets and our product adjacencies. In fiscal 2017, we expect that approximately two-thirds of all corporate stores will be redesigned to expand on growth and high gross margin departments such as produce, bakery, dairy and frozen. In addition, we expect that all corporate stores will undergo a merchandising center store reset designed to expand on growth categories while reducing non-growth categories. It is our expectation that approximately two-thirds of our licensed stores will incorporate parts or all of our new design features in Fiscal 2017. We will continue to work with our operations specialists to execute these strategies, which we believe will drive increased sales productivity throughout the Save-A-Lot network. Our operations specialists execute in-store programs in our corporate stores and work with licensees to implement the programs in their stores as well, which we believe supports sales in our Licensee Distribution business. We monitor licensee adherence to our Save-A-Lot programs to help achieve a consistent Save-A-Lot brand across the network.

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Create and Implement Locally Relevant Merchandising Programs: We will continue to tailor our assortment of products to customers in different demographic and economic areas. For example, in select markets, we have launched an ethnic merchandising program focused primarily on Hispanic customers in certain of our corporate stores where we believed that such products and merchandising would have traction.

Grow Our Save-A-Lot Store Network:  We plan to grow our store footprint through the opening of both corporate and licensed stores. We believe the United States can support more than 3,500 Save-A-Lot stores under our existing store concept and layout.  We expect that the total number of potential stores could expand over time as the Save-A-Lot concept evolves.  We opened 80 new corporate and licensee stores in fiscal 2016 and plan to open approximately 75 new corporate and licensee stores on a gross basis in fiscal 2017, and to maintain mid-to-high single digit rates of annual new store growth in future years. Our expected store growth in fiscal 2017 reflects a modest reduction from fiscal 2016 as we reallocate capital to the corporate store redesigns and retro-fits in fiscal 2017.
Our near-term expansion plans are focused on growing our network in current and adjacent markets. In our Corporate Stores segment, a significant majority of our new stores are expected to be opened in markets where we currently have an established presence. We have refined our disciplined and analytical new location identification process, incorporating additional internal and external resources that consider many site characteristics, including population density, demographics, competitor proximity and location within the shopping center. We have also refined our geographical analysis by analyzing smaller, more targeted areas and are redeploying our resources accordingly. We plan to be more strategic in growth site selection while remaining opportunistic. In addition to opening new stores where we already have an established market presence, we plan to continue our expansion in the western half of the United States. For example, we recently entered the Las Vegas market and plan to grow our presence there over time. We also plan to further penetrate the Los Angeles market in the near to medium term. In our Licensee Distribution segment, we drive new licensed store development by targeting existing and potential licensees through focused advertising, participation in trade associations, and the efforts of our internal team of development specialists. Our experienced real estate professionals execute a rigorous site selection process and work closely with local real estate brokers to identify optimal locations.
We believe there are compelling reasons for our continued focus on a balanced growth strategy. We believe that corporate stores are better suited for certain markets, particularly dense urban areas, and licensee stores are better suited in rural areas where licensees are able to effectively market their stores in smaller towns. Furthermore, we have greater control over the growth trajectory and timing of opening new corporate stores. In addition, by operating corporate stores, we believe that we can more quickly implement strategy changes and capitalize on opportunities and be more nimble in today’s ever-changing grocery retail environment. While our Corporate Stores segment has had a lower Operating earnings margin ((0.3)% compared to 7.7% in fiscal 2016) and Adjusted EBITDA margin (2.8% compared to 8.1% in fiscal 2016) than our Licensee Distribution segment, we believe our Corporate Stores segment Operating earnings margin and Adjusted EBITDA margin can expand over time as we (1) improve the sales-per-store productivity of our network through the execution of the in-store initiatives described above, (2) increase the store density within certain markets and (3) leverage our fixed expenses as we open new corporate stores. We expect that unit growth will be driven by new licensee stores and corporate stores over the next few years. We believe that growth in our corporate store base, through a more refined and strategic site expansion process and the resulting maturation of our newer markets, combined with continued improvements in our operations including through the enhancements in our merchandising, will further attract existing and new licensees to increase the number of Save-A-Lot units they operate.
Adjusted EBITDA and each of Corporate Stores, Licensee Distribution and Corporate segment Adjusted EBITDA are non-GAAP financial measures. Adjusted EBITDA, segment Adjusted EBITDA and segment operating earnings, as adjusted, provide investors an additional understanding of factors and trends affecting our business in total and in our business segments, which are used in our business planning process to understand expected performance and to evaluate results against those expectations. We believe that these measures are more reflective of factors that affect our underlying operating performance and are not considered in our supplemental assessment of on-going business performance. For a reconciliation of all non-GAAP financial measurements used in this Information Statement, see “Selected Historical Combined Financial and Operating Data—Non-GAAP Financial Measures.”
We believe we have an attractive new store economic model for both our new corporate stores and our new licensed stores:

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Corporate Stores: Our corporate stores average approximately 17,000 square feet in size and typically require an upfront store-level investment of approximately $1.4, which includes leasehold improvements, store equipment, net working capital and landlord rebates. For the corporate stores we approved to open in fiscal 2016, we are expecting to generate average annual store-level sales of approximately $5 with average annual cash store-level operating expenses (defined as estimated annual store-level operating expenses but excluding non-cash expenses such as depreciation and amortization) and variable distribution expenses of approximately $4.8.  This results in an expected average mid-teens store-level return on invested capital (defined as the estimated annual store-level sales less the store-level cash operating expenses and variable distribution expenses, divided by the amount of the upfront store-level investment) in the second full year of operation, which we expect to approach 20% by the fifth year of a store’s operation.

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Licensed Stores: We have a strong licensee base that we believe can continue to grow. We offer financial incentives to our licensees to reduce their upfront costs of opening new stores. We view the amount of these incentives as a meaningful inducement for new and existing licensees to open stores, grow their businesses and thus expand our network of stores and our overall profitability. We continue to refine the incentive structures we provide so that we can further support our licensees as they look to expand their Save-A-Lot store base. New licensees are also offered training and comprehensive support services in connection with opening a new store. We have an efficient operating infrastructure in place to support our licensees, which has also helped to generate an attractive Adjusted EBITDA margin in our Licensee Distribution segment in fiscal 2016 of 8.1%. The addition of licensed stores results in a positive investment return to Save-A-Lot relative to the financial incentives we provide.

Expenses associated with new corporate store openings typically include store employee training costs, licensing, new store advertising and marketing costs, and certain store establishment costs. Expenses associated with new licensee store openings typically include licensee incentives, potential rebates and promotions on product purchases and nominal administrative costs associated with systems setup and licensee agreement execution.
Expenses associated with converting a licensee store to a corporate store include certain new store advertising and marketing costs and store establishment costs. Typically, there are not significant operating expenses associated with converting a licensee store to a corporate store.
Optimize Our Store Network: We have a compelling store format that appeals to customers across a range of geographies and demographic areas. As we look to profitably grow our store network while leveraging our dual ownership model, we will also actively manage the ownership structure of our existing portfolio of 1,368 Save-A-Lot stores. As some of our corporate stores may be better operated as licensee stores and vice versa, we will continue to monitor and analyze ways to optimize our store base. We currently have a number of corporate stores in more geographically remote markets that could better serve our customers under licensee ownership. We will look for opportunities to transfer the ownership of these stores to new and existing licensees over the next few years. Similarly, Save-A-Lot has from time-to-time opportunistically converted licensee stores to corporate stores and will continue to consider conversions in the future, particularly for stores in larger, more densely populated markets.

Improve Operational Efficiencies and Continue to Manage Costs to Offer Compelling Value to Our Customers: As a hard discount operator and service provider, we are continuously seeking ways to simplify processes and reduce costs in order to increase profitability and to pass through a portion of the related savings to our customers in the form of lower prices. Our efforts are focused in our stores, supply chain network and administrative functions. Key elements of this strategy include:

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Removing Costs from Corporate Stores: We continue to identify and execute initiatives to reduce costs at our corporate stores which include efforts to optimize our store labor model, minimize non-labor store operating expenses, and reduce facilities-related operating costs.

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Leveraging Scale Economies and Reducing Supply Chain Costs: We work closely with our vendors to drive cost savings in our supply chain which becomes increasingly important as we add additional volume into the network. In addition, we continue to refine our already efficient logistics infrastructure by implementing key initiatives to lower freight-related costs, increase back-haul allowances, optimize labor staffing and maximize utilization of our distribution centers. With available capacity in our supply chain, additional network growth will allow us to leverage our existing distribution centers and our transportation routes.

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Investing in Information Technology: We have identified a number of information technology initiatives that we believe will help drive the productivity of our network. These include a deal portal, that will allow licensees access to special deals on extremely limited product at great prices; an assisted replenishment system that will provide recommended ad and replenishment order quantities, improving inventory levels and in-stock positions; and a transportation management solution, which will seek to lower our cost of transportation across the network through route optimization and improved inbound planning and execution.

•	Operating a Lean Corporate Infrastructure: We plan to operate a lean store support center and will pursue options that will help achieve a low-cost infrastructure for our business.

Our Products

Our merchandising strategy offers a locally relevant, edited assortment of high-quality products at great prices. Our edited product assortment, portfolio of private-label brands and efficient supply chain expertise enable us to sell at prices well below traditional grocery stores and “large box” discount chains.

Our typical store offers 3,000 SKUs across the major retail food departments, including grocery, frozen, dairy, produce, meat and general merchandise. Our stores carry a selection of affordable beef, pork and poultry, farm-fresh fruits and vegetables, while at the same time, our heightened focus on product handling, rotation and merchandising has improved the high standards of our products. Our meat and produce merchandising program has resonated successfully with our customers; sales of meat and produce within our Corporate Stores have consistently increased since fiscal 2013. The net sales of each of our categories of merchandise for the fiscal periods indicated below were as follows:

	First Quarter Ended		Fiscal Year
	June 18, 2016 (16 weeks)		2016 (52 weeks)		2015 (53 weeks)		2014 (52 weeks)
Licensee Distribution
Grocery	$463	32%	$1,588	34%	$1,691	36%	$1,664	39%
Meat	203	14	642	14	693	15	625	15
Produce	68	5	202	4	198	4	179	4
Professional services and other	16	1%	62	1%	58	1%	52	1%
Total Licensee Distribution	750	52%	2,494	54%	2,640	57%	2,520	59%
Corporate Stores
Grocery	428	30%	1,368	30%	1,298	28%	1,159	27%
Meat	179	13	542	12	498	11	406	10
Produce	72	5	211	5	198	4	163	4
Other revenue	3	—%	7	—%	6	—%	5	—%
Total Corporate Stores	682	48%	2,128	46%	2,000	43%	1,733	41%
Corporate	—	—%	1	—%	1	—%	1	—%
Total Net sales	$1,432	100%	$4,623	100%	$4,641	100%	$4,254	100%

Intellectual Property
We offer licensees the opportunity to license our Save-A-Lot service mark. This program helps licensees compete by providing, as part of our license program, a complete business concept, group advertising, private-label products and other benefits. In conjunction with our licensing arrangements, we maintain wholesale distribution agreements with licensees under the Save-A-Lot name. We register a substantial number of our trademarks/service marks in the United States Patent and Trademark Office, including many of our private-label product trademarks and service marks. U.S. trademark and service mark registrations are generally for a term of ten years, renewable every ten years as long as the trademark is used in the regular course of trade. We consider certain of our trademarks and service marks to be of material importance to our business and actively defend and enforce such trademarks and service marks.
Private-Label Products and Trademarks
Our private-label products are produced to our specification by many suppliers and compete in many areas of our stores.  Private-label products offer budget conscious consumers a quality alternative to national brands at substantial savings and include Coburn Farms®, Fairgrounds®, Ginger Evans®, J. Higgs®, Wylwood®, Tio Santi™ and the Company’s newest private-label brand, America’s Choicesm. Over time, we expect that America’s Choicesm will become the predominant food private label brand in our stores as we seek to consolidate our private label brand offerings by reducing the number of private label brands that we offer while increasing brand recognition and enhancing brand equity. Save-A-Lot also has licensee stores offering private-label products in five countries outside of the United States.
Government Regulation
A wide variety of federal, state and local regulations and agencies govern our Corporate Store and Licensee Distribution business operations in such areas as food and product safety, transportation, anti-bribery/anti-corruption, financial reporting, labor and employment, licensing, tax and environmental protection. The regulatory environment in which we operate is ever-changing, with sweeping new laws being enacted and implemented, such as the Food Safety Modernization Act.  Moreover, relevant enforcement agencies in all areas are heightening their focus on investigation and enforcement activities, particularly in the environmental protection, anti-corruption and food safety areas.  Non-compliance with existing laws and regulations and/or our inability to identify and timely respond to new or changing laws and regulations could have material adverse financial, operational and reputational impacts on our company.  Accordingly, we closely monitor and track key regulatory risks across all operations to have in place compliance and risk management programs and processes.
Working Capital
Normal operating fluctuations in working capital balances can result in changes to cash flow from operations presented in the Combined Statements of Cash Flows that are not necessarily indicative of long-term operating trends. Our working capital needs are generally greater during the months leading up to high sales periods, such as the time period from prior to Thanksgiving through December. We intend to finance these working capital needs with funds provided by operating activities and short-term borrowings. Inventories are managed primarily through demand forecasting and replenishing depleted inventories.
Seasonality
Overall sales of our products are fairly balanced throughout the year, although demand for certain products of a seasonal nature may be influenced by holidays, changes in seasons or other annual events. Our first quarter consists of 16 weeks, while all of our other quarters consist of 12 weeks, and all of our quarters typically include a major holiday.
Competition
We operate in a highly competitive environment. We believe that the principal competitive factors faced by our corporate stores and licensed stores include price, quality, store locations, customer service, convenience, assortment, in-stock levels, brand recognition, store conditions, in-store marketing and merchandising, promotional strategies and other competitive activities.
Our principal competition comes from non-traditional retailers, such as hard discount stores, supercenters, membership warehouse clubs, specialty supermarkets, drug stores, dollar stores, convenience stores, online retailers and restaurants and traditional grocery retailers, including regional and national chains and independent food store operators.
We compete to attract and maintain licensed operators to operate stores to which we provide wholesale distribution. This competition generally takes the form of alternative investment formats, such as a potential or existing licensee’s investment in fast food restaurants, dollar stores, specialty supermarkets, drug stores and other potential investments.

We believe that the success of Save-A-Lot is dependent upon the ability of our corporate stores and licensed stores to compete successfully with other retail food stores and non-traditional retailers that sell food products. Recent and ongoing consolidation within the grocery industry has resulted in, and is expected to continue to result in, increased competition, including from some competitors that have greater financial, marketing and other resources than us and our licensees.
Employees
As of June 18, 2016, the Save-A-Lot business had approximately 10,000 employees, none of whom are covered by collective bargaining agreements. We are focused on ensuring competitive cost structures in each market in which we operate while meeting our employees’ needs for attractive wages and affordable healthcare and retirement benefits. We believe that we have generally good relations with our employees.
Properties
Following the Distribution, Save-A-Lot’s corporate headquarters will be located in Earth City, Missouri. As of June 18, 2016, Save-A-Lot operated 472 corporate-owned stores. Our operations are supplied by distribution centers with total square footage of five million, of which approximately 28% was leased, as of June 18, 2016.
We continue to pursue growth through new stores within our network by opening new corporate stores and attracting licensees to open new stores. Our corporate and licensed stores are supplied by our distribution centers. The Company’s properties are in good condition, well maintained and suitable to carry on our business. Substantially all of our owned and ground-leased real estate are subject to mortgages to secure Supervalu’s bank credit facilities. These liens will be released as part of the Separation.

The following table is a summary of our corporate stores and licensed stores organized by state as of June 18, 2016:

State / Region	Number of Corporate Stores	Number of Licensee Stores	Total Stores	Total Corporate Stores Square Footage(1) (In Thousands)	Percentage of Corporate Stores Leased
Ohio	62	84	146	1,065	84%
Florida	111	35	146	1,889	96%
Kentucky	—	111	111	—	—%
Tennessee	15	88	103	250	87%
Michigan	13	69	82	225	85%
Pennsylvania	25	46	71	408	92%
Missouri	25	44	69	428	84%
New York	9	59	68	131	100%
Illinois	17	44	61	249	65%
Indiana	9	47	56	148	89%
West Virginia	—	42	42	—	—%
North Carolina	16	21	37	293	94%
Georgia	17	18	35	315	88%
Louisiana	20	12	32	316	95%
Maryland	22	9	31	416	95%
South Carolina	7	24	31	120	100%
Mississippi	4	25	29	75	75%
Virginia	12	12	24	190	92%
Alabama	11	8	19	212	100%
New Jersey	16	2	18	254	81%
Texas	8	10	18	137	88%
Oklahoma	2	13	15	28	100%
Wisconsin	6	8	14	106	100%
Colorado	1	13	14	19	100%
Massachusetts	9	3	12	158	89%
Maine	—	11	11	—	—%
Arkansas	1	9	10	16	100%
Kansas	3	7	10	47	100%
Connecticut	9	—	9	150	89%
California	8	1	9	148	75%
Delaware	5	3	8	91	100%
Iowa	—	7	7	—	—%
Rhode Island	6	—	6	97	83%
Nevada	3	—	3	55	100%
District of Columbia	—	1	1	—	—%
New Hampshire	—	1	1	—	—%
South Dakota	—	1	1	—	—%
Minnesota	—	1	1	—	—%
Total U.S.	472	889	1,361	8,036	90%
International licensee locations	—	7	7	—	—%
Total Save-A-Lot	472	896	1,368	8,036	90%

(1)	Square footage excludes licensed stores square footage and includes the approximate total corporate stores square footage.
Legal Proceedings
The Company is subject to various lawsuits, claims and other legal matters that arise in the ordinary course of conducting business. Based upon currently available facts, management of the Company does not believe that the ultimate outcome of any lawsuits, claims and other proceedings will have a material adverse effect on the overall results of our operations, cash flows or financial position.

Predicting the outcomes of claims and litigation and estimating related costs and exposures involves substantial uncertainties that could cause actual outcomes, costs and exposures to vary materially from current expectations. We regularly monitor our exposure to the loss contingencies associated with these matters and may from time to time change our predictions with respect to outcomes and our estimates with respect to related costs and exposures.

MANAGEMENT AND CERTAIN SECURITY HOLDERS
Executive Officers Following the Separation
The individuals listed below are expected to be executive officers of Save-A-Lot after the Separation. We are in the process of identifying the full set of individuals who will be our executive officers following the Separation and will include information regarding those persons in an amendment to this Information Statement.

Name	Age	Position
Eric A. Claus	59	Chief Executive Officer
Michael D. Collins	53	Chief Financial Officer
Nancy Chagares	60	Chief Merchandising Officer
Eric A. Claus is expected to serve as the Chief Executive Officer of Save-A-Lot after the Separation and report to the Save-A-Lot board of directors. From July 2013 until December 14, 2015, when he became Chief Executive Officer of Save-A-Lot, Mr. Claus has served as the Chairman, President and Chief Executive Officer of Red Apple Stores Inc. Mr. Claus resigned from the board of Red Apple Stores Inc. in April 2016. From 2012 to July 2013, Mr. Claus served as Executive Chairman of TBS Acquireco Inc., overseeing under-performing assets. From 2009 to 2012, he worked with various private equity firms analyzing potential transactions. Mr. Claus served as Chief Executive Officer and President of The Great Atlantic & Pacific Tea Company, Inc. (“A&P”) from August 2005 to October 2009. He joined A&P in 2002, serving as Chief Executive Officer and President of A&P Canada of The Great Atlantic & Pacific Tea Company Inc., Canada from November 2002 to August 2005. Prior to joining A&P, Mr. Claus served as Chief Executive Officer of Co-Op Atlantic from February 1997 to November 2002. He was a director of Rona Inc. from May 2013 until its acquisition in May 2016.
Michael D. Collins is expected to serve as the Chief Financial Officer of Save-A-Lot after the Separation and will report to Mr. Claus. From June 2011 to September 2014, Mr. Collins served as the Chief Financial Officer of NBTY, which manufactures, wholesales and retails vitamins, minerals, herbs and sports drinks. Previously, he served as the Chief Financial Officer of Sears Holding Corporation from October 2008 to June 2011. Prior to his time at Sears Holding Corporation, Mr. Collins spent 18 years at General Electric Corporation, including as the Senior Vice President, Financial Planning & Analysis at NBC Universal.
Nancy Chagares is expected to serve as the Chief Merchandising Officer of Save-A-Lot after the Separation and will report to Mr. Claus. From August 2014 to June 2015, Ms. Chagares was a partner at The Bellweather Group, Ltd., a consulting group that provides advice to food retailers and manufacturers on sales, merchandising, product development, brand marketing and operations, where she served as the Interim Chief Operating Officer of HOORAY PUREE, LLC from December 2014 to June 2015, and as the Interim Senior Vice President of Fresh Merchandising and Procurement at Demoulas Market Basket from August 2014 to October 2014. Previously, Ms. Chagares served as the Senior Vice President, Fresh Foods of Bi-Lo Holdings, LLC from January 2012 to June 2014, and as the Senior Vice President, Merchandising & Marketing at Jewel-Osco from 2007 to August 2011. Ms. Chagares is currently a member of the board of the National American Heart Association Nutrition Committee.
Board of Directors Following the Separation
We are in the process of identifying the persons who are expected to serve on Save-A-Lot’s board of directors following the Separation and will include information regarding those persons in an amendment to this Information Statement.
The directors will be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the term of office of the first class to expire at the       annual meeting of stockholders, the term of office of the second class to expire at the       annual meeting of stockholders and the term of office of the third class to expire at the       annual meeting of stockholders, with each director to hold office until his or her successor shall have been duly elected and qualified. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.
As will be required by Save-A-Lot’s amended and restated certificate of incorporation, at Save-A-Lot’s       annual meeting, the third annual meeting following the Distribution, Save-A-Lot will submit to its stockholders a proposal to amend its certificate of incorporation that will provide for the staged declassification of our board of directors.

Director Compensation
Prior to the effectiveness of the registration statement of which this Information Statement is a part, information regarding the expected compensation of Save-A-Lot non-employee directors following the Separation will be disclosed in accordance with the rules and regulations of the SEC.
Director Independence
We expect that a majority of our board of directors will meet the criteria for independence as defined by the rules of the NYSE.
We expect that our board of directors will determine the independence of directors annually based on a review by the directors and the Corporate Governance and Nominating Committee. In determining whether a director is independent, we expect that the board of directors will determine whether each director meets the objective standards for independence set forth in the rules of the NYSE.
Committees of the Board of Directors
Following the Separation, the standing committees of our board of directors are expected to include an Audit Committee, a Corporate Governance and Nominating Committee and a Leadership Development and Compensation Committee, each as further described below. Following the listing of our common stock on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by the board of directors from time to time.
We anticipate that, pursuant to the stockholder’s agreement between Save-A-Lot and Supervalu, Supervalu will be entitled to include at least one of its designees on each committee of Save-A-Lot’s board of directors, subject to the rules of the NYSE, so long as Supervalu owns more than 20% of Save-A-Lot’s outstanding shares. For additional information on Supervalu’s rights under the stockholder’s agreement, see “Certain Relationships and Related Party Transactions—Stockholder’s Agreement” elsewhere in this Information Statement.
Audit Committee. The members of the Audit Committee are expected to be       ,       and       . It is expected that       will be the chairman of the Audit Committee. The primary responsibilities of the Audit Committee will be to assist the board of directors in: the board’s oversight of our accounting and financial reporting principles and policies, and our internal controls and procedures; the board’s oversight of our financial statements and the independent registered public accounting firm; selecting, appointing, compensating, evaluating and, where deemed appropriate, replacing the independent registered public accounting firm, which reports directly to the Audit Committee; evaluating the independence of the independent registered public accounting firm; the board’s oversight of our major financial risk exposures and assessment of the steps that we have taken to assess and manage such exposures; and the board’s oversight of our compliance with legal and regulatory requirements. In addition, the Audit Committee will have the responsibility to: review the scope of the annual audit plan and organizational structure of the internal auditors, and the results of the internal auditor’s activities; regularly meet separately with the senior internal audit executive and the independent registered public accounting firm; review reports by the independent registered public accounting firm describing and assessing our internal controls, and discuss the adequacy and effectiveness of our internal controls and any specified audit procedures taken in light of any material weakness or significant deficiencies identified by us or the independent registered public accounting firm; establish procedures concerning the receipt, retention and treatment of complaints regarding financial reporting, accounting, internal accounting controls or auditing and federal securities law matters; and review and recommend action to the board of directors on matters concerning transactions with related persons. The responsibilities of the Audit Committee, which are anticipated to be substantially identical to the responsibilities of Supervalu’s Audit Committee, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website at www.save-a-lot.com and will be available in print to any stockholder that requests it. By the date required by the transition provisions of the rules of the NYSE, all members of the Audit Committee will be independent and financially literate. Further, the board of directors has determined that       possesses accounting or related financial management expertise within the meaning of the NYSE listing standards and qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.
Corporate Governance and Nominating Committee. The members of the Corporate Governance and Nominating Committee are expected to be       ,       and       . It is expected that       will be the chairman of the Corporate Governance and Nominating Committee. The primary responsibility of the Corporate Governance and Nominating Committee will be to recommend a framework to assist the board of directors in fulfilling its corporate governance responsibilities. In carrying out this responsibility, the Corporate Governance and Nominating Committee will establish and regularly review the board’s policies and procedures, which will include: criteria for the size and composition of the board; policies on the structure and operations of the board, including its leadership structure and committees; procedures for the conduct of board meetings, including executive sessions of the board; policies on director retirement and resignation; and criteria regarding personal qualifications needed for board membership. In addition, the Corporate Governance and Nominating Committee will have the responsibility to: consider and recommend nominations for board membership and the composition of board committees; evaluate our board practices and those of other well-managed companies and recommend appropriate changes to the board; evaluate the members of our board on an annual basis and provide opportunities for director education; consider governance issues raised by stockholders and recommend appropriate responses to the board; and consider appropriate compensation for directors. The responsibilities of the Corporate Governance and Nominating Committee, which are anticipated to be substantially identical to the responsibilities of Supervalu’s Corporate Governance and Nominating Committee, will be more fully described in the Corporate Governance and Nominating Committee charter. The Corporate Governance and Nominating Committee charter will be posted on our website at www.save-a-lot.com and will be available in print to any stockholder that requests it. Each member of the Corporate Governance and Nominating Committee will be a non-employee director and, by the date required by the transition provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules of the NYSE, independent.
Leadership Development and Compensation Committee. The members of the Leadership Development and Compensation Committee are expected to be       ,       and       . It is expected that       will be the chairman of the Leadership Development and Compensation Committee. The primary responsibilities of the Leadership Development and Compensation Committee will be to: determine the process to evaluate the performance of the Chief Executive Officer (“CEO”); review and recommend to the independent members of the board the compensation of the CEO; review and approve (and recommend to the board with respect to the CEO) major changes in executive compensation programs, executive stock options and retirement plans for officers; consider and make recommendations to the board concerning the annual election of corporate officers and the succession plan for the CEO; approve annual salaries and bonuses of “Section 16” officers and any other officers who report directly to the CEO; review and approve participants and performance targets under our annual and long-term incentive compensation plans; retain or obtain the advice of and terminate any compensation consultant used to assist in the evaluation of directors and executives, including the CEO, and any outside legal counsel and other advisors, and to approve the terms of and fees for such retention; approve equity grants and awards under our stock plan, bonus and other incentive plans; and review with management the Compensation Discussion and Analysis and related disclosures. The responsibilities of the Leadership Development and Compensation Committee, which are anticipated to be substantially identical to the responsibilities of Supervalu’s Leadership Development and Compensation Committee, will be more fully described in the Leadership Development and Compensation Committee charter. The Leadership Development and Compensation Committee charter will be posted on our website at www.save-a-lot.com and will be available in print to any stockholder that requests it. Each member of the Leadership Development and Compensation Committee will qualify as “non-employee directors” under Rule 16b-3 of the Exchange Act and as “outside directors” under Section 162(m) of the Code and will be, by the date required by the transition provisions of Section 162(m) of the Code and the rules of the NYSE, independent.
Compensation Committee Interlocks and Insider Participation
During the Company’s fiscal year ended February 27, 2016, Save-A-Lot was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as Save-A-Lot’s executive officers were made by Supervalu, as described in the section of this Information Statement captioned “Compensation Discussion and Analysis.”
Corporate Governance and Risk Management
Save-A-Lot Governance Principles. Save-A-Lot’s board of directors is expected to adopt a set of Governance Principles in connection with the Separation to assist it in guiding Save-A-Lot’s governance practices, which are anticipated to be substantially identical to those currently in place at Supervalu. These practices will be regularly re-evaluated by the Corporate Governance and Nominating Committee in light of changing circumstances in order to continue serving the best interests of Save-A-Lot and its stockholders.
Stockholder Recommendations for Director Nominees. Save-A-Lot’s amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. We expect that our board of directors will adopt principles in the Governance Principles concerning the evaluation of stockholder recommendations of board candidates by the Corporate Governance and Nominating Committee.
Director Qualification Standards. Save-A-Lot’s Governance Principles are expected to provide that the Corporate Governance and Nominating Committee is responsible for reviewing with Save-A-Lot’s board of directors the appropriate skills and characteristics required of board members in the context of the makeup of the board of directors and developing criteria for identifying and evaluating board candidates.
The process that this committee will use to identify a nominee to serve as a member of the board of directors will depend on the qualities being sought. The criteria applied to director candidates will stress independence, integrity, experience and sound judgment in areas relevant to our business, financial acumen, interpersonal skills, a proven record of accomplishment, a willingness to commit sufficient time to the board and the ability to challenge and stimulate management, in addition to other factors developed by the Corporate Governance and Nominating Committee and approved by the board, including any requirements of applicable law or listing standards and those relating to the composition of the board (including its size and structure) and principles of diversity. Diversity will be viewed in its broadest sense, which will include gender, ethnicity, education, experience and leadership qualities. The Corporate Governance and Nominating Committee will consider the criteria described above in the context of an assessment of the perceived needs of the board of directors as a whole. The board of directors will be responsible for selecting candidates for election as directors based on the recommendation of the Corporate Governance and Nominating Committee.
Board Leadership Structure. There will be no fixed policy on whether the roles of Chairman of the board of directors and chief executive officer should be separate or combined. This decision will be made in the best interests of Save-A-Lot and its stockholders, considering the circumstances at the time.
Save-A-Lot’s Governance Principles are expected to provide that when the Chairman is not an independent director, the independent directors will select from among themselves a director to serve as a lead independent director. The lead independent director, if any, will, among other things, (a) chair meetings of the independent directors, including presiding over executive sessions of the board of directors (instead of the Chairman of the board of directors); (b) help to develop agendas and meeting schedules with the Chairman of the board of directors and approve the information sent to the board, the meeting agendas for the board and the meeting schedules to assure that there is sufficient time for discussion of all agenda items; (c) advise the Chairman on the quality, quantity and timeliness of information provided by management to the board; (d) interview candidates for the board along with other designated directors; (e) in conjunction with the Corporate Governance and Nominating Committee, oversee evaluations of the board and meet with any director who is not adequately performing his or her duties as a member of the board or any committee; (f) act as a direct conduit to the board for major stockholders and other stockholders, employees, the public and others as appropriate regarding matters not readily addressable directly to the Chairman, ensuring that he or she is available for consultation and direct communication; (g) take the lead in assuring that the board carries out its responsibilities in circumstances where the Chairman is incapacitated or otherwise unable to act, including presiding at all meetings of the board at which the Chairman is not present or has a conflict of interest; (h) work with the Chair of the Leadership Development and Compensation Committee to coordinate and conduct the evaluation process for the Chairman and Chief Executive Officer; and (i) ensure that the respective responsibilities of the board and management are understood, and that the boundaries between the board and management responsibilities are respected.
Board’s Role in Oversight of Risk Management
It is expected that Save-A-Lot’s board of directors will take an active role in risk oversight related to the Company, both as a full board and through its committees. The board will review and advise on risk with respect to our business, including strategies and financial plans, with attention and focus on the risks to achievement of these strategies and plans. Such risks may include those inherent in our business, as well as the risks from external sources such as competitors, the economy and regulatory and legislative developments. In addition, it is expected that the heads of certain of our key functional areas will regularly update the board on risks in their areas.
In addition, it is expected that we will conduct an annual enterprise-wide risk assessment. A formal report will be delivered to the Audit Committee, the chair of which provides a synopsis to the board. Risk assessment updates are expected to be provided to the Audit Committee and the board on a regular basis and as required, and management will provide updates to the Audit Committee and the board on any material developments or actions taken with respect to the risks identified. The objectives for the risk assessment process will include: (a) facilitating the NYSE governance requirement that the Audit Committee discuss policies regarding risk assessment and risk management; (b) developing a defined list of key risks to be shared with the Audit Committee, board and senior management; (c) determining whether there are risks that require additional or higher priority mitigation efforts; (d) facilitating discussion of the risk factors to be included in Item 1A of the Company’s Annual Report on Form 10-K; and (e) guiding the development of the internal audit plans.
It is also expected that the Leadership Development and Compensation Committee will be responsible for overseeing any risks relating to our compensation policies and practices. The Leadership Development and Compensation Committee is expected to regularly evaluate whether our executive and broad-based compensation programs contribute to unnecessary risk-taking and determine whether any risks arising from these programs are reasonably likely to have a material adverse effect on the Company.
Our management team is also expected to regularly conduct additional reviews of risks, as needed, or as requested by the board of directors or the Audit Committee.
Policies on Business Ethics. In connection with the Separation, Save-A-Lot is expected to adopt a Code of Business Conduct and Ethics that requires all of our business activities to be conducted in compliance with laws, regulations and ethical principles and values.

The Code of Business Conduct and Ethics will be accessible on our website. Any waiver of the Code of Business Conduct and Ethics for directors or executive officers may be made only by the Audit Committee. We will disclose any amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics for the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from the Code of Business Conduct and Ethics for the other executive officers and for directors on our website.
Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters. In accordance with the Sarbanes-Oxley Act, we expect that the Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

COMPENSATION DISCUSSION AND ANALYSIS
Introduction
As discussed above, Save-A-Lot is currently part of Supervalu and not an independent company, and its compensation committee has not yet been formed. This Compensation Discussion and Analysis describes the historical compensation practices of Supervalu and outlines certain aspects of Save-A-Lot’s anticipated compensation structure for its senior executive officers following the Separation. While Save-A-Lot has discussed its anticipated programs and policies with the Leadership Development and Compensation Committee of Supervalu’s board of directors (which we refer to as the “Supervalu Compensation Committee”), they remain subject to the review and approval of Save-A-Lot’s own compensation committee (which we refer to as the “Save-A-Lot Compensation Committee”).
The employees who are expected to be appointed to serve as Save-A-Lot’s Chief Executive Officer, Chief Financial Officer, and Chief Merchandising Officer are identified below. The former President of Save-A-Lot, who was an executive officer of Save-A-Lot during fiscal 2016, is also identified below. For purposes of the following Compensation Discussion and Analysis and executive compensation disclosures, the individuals listed below are collectively referred to as Save-A-Lot’s or our “named executive officers.”

•	Eric A. Claus, our Chief Executive Officer. Prior to the Separation, Mr. Claus served as Chief Executive Officer, Save-A-Lot. Mr. Claus commenced employment with Supervalu on December 14, 2015.

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Michael D. Collins, our Chief Financial Officer. Prior to the Separation, Mr. Collins served as the Chief Financial Officer of Save-A-Lot. Mr. Collins commenced employment with Supervalu on January 25, 2016.

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Nancy Chagares, our Chief Merchandising Officer. Prior to the Separation, Ms. Chagares served as Chief Merchandising Officer of Save-A-Lot. Ms. Chagares commenced employment with Supervalu on March 2, 2016 and was not employed by Supervalu during fiscal 2016.

•	Ritchie L. Casteel, our former President of Save-A-Lot. Mr. Casteel terminated from his position as President of Save-A-Lot effective March 11, 2016.
The historical decisions relating to the compensation of Messrs. Claus and Casteel, who served as executive officers of Supervalu in fiscal 2016, were made by the Supervalu Compensation Committee. Following the Separation, the compensation of Save-A-Lot’s executive officers will be determined by the Save-A-Lot Compensation Committee consistent with the compensation and benefit plans, programs and policies adopted by Save-A-Lot. Additional information about Save-A-Lot’s expected senior executive team following the Separation is set forth in the section of this Information Statement captioned “Management and Certain Security Holders—Executive Officers Following the Separation.”
In connection with the Separation, Save-A-Lot (or Supervalu on Save-A-Lot’s behalf) will need to identify additional Save-A-Lot executive officers, and the compensation arrangements for the Save-A-Lot named executive officers and any other Save-A-Lot executive officers will either have been approved by the Supervalu Compensation Committee for historic executive officers of Supervalu or will be approved by the Supervalu Compensation Committee prior to the Separation. While the focus of the following disclosure is on the compensation for Messrs. Claus and Casteel, the only Save-A-Lot named executive officers identified above who are a historic executive officer of Supervalu, the types of compensation and benefits provided to them are generally similar to those that will likely be provided to the other individuals who are identified to serve as executive officers of Save-A-Lot upon the Separation. In subsequent filings with the SEC, we will describe the material terms of any compensation arrangements with any other individual expected to serve as an executive officer of Save-A-Lot.
Initially, Save-A-Lot’s compensation policies will be substantially the same as those employed by Supervalu. The Save-A-Lot Compensation Committee will review these policies and practices, and, it is expected, will make adjustments to support Save-A-Lot’s strategies and to remain market competitive. The following sections of this Compensation Discussion and Analysis primarily describe Supervalu’s compensation philosophy, policies, and practices as they applied to Messrs. Claus and Casteel, as the only Save-A-Lot named executive officers identified above who were executive officers of Supervalu during fiscal 2016.

Compensation Philosophy & Pay for Performance
Historically
Supervalu’s executive compensation program is designed to reward strong financial performance, effective strategic leadership and the creation of long-term value for Supervalu’s stockholders. Top talent is valuable to Supervalu and its stockholders, and Supervalu’s compensation programs need to be structured in a way that allows Supervalu to attract, motivate, and retain leaders who help Supervalu achieve its objectives. Supervalu’s compensation programs are designed to:

•	align executives’ interests with stockholders by delivering a greater percentage of variable pay as leaders reach more senior levels in the organization;

•	enhance both alignment with stockholders’ interests and executive retention through the use of multi-year vesting and stock ownership guidelines for executives;

•	maintain an emphasis on consistent and sustainable top-line and bottom-line growth, while discouraging excessive risk-taking; and

•	provide competitive total direct compensation for leaders at all levels in the organization.
Going Forward
As noted above, because the Save-A-Lot Compensation Committee has not yet been formed, the executive compensation philosophy of Save-A-Lot will be developed and established by the Save-A-Lot Compensation Committee after the Separation. It is, however, currently expected that after the Separation, the framework of Save-A-Lot’s executive compensation program will be similar to Supervalu’s, and will be comprised of base salaries, annual performance-based bonuses, and long-term incentive awards in respect of Save-A-Lot common stock.
In connection with the Separation, Save-A-Lot expects to adopt compensation and benefit plans, including the Save-A-Lot 2016 Stock Plan (subject to the approval of Supervalu prior to the Separation, in its capacity as Save-A-Lot’s sole stockholder), which plans will initially be substantially similar to those in effect at Supervalu before the Separation. Following the Separation, the Save-A-Lot Compensation Committee will administer and make determinations under the Save-A-Lot compensation plans consistent with Save-A-Lot’s business needs and goals. Additional information about the Save-A-Lot 2016 Stock Plan is set forth in the section of this Information Statement captioned “Executive Compensation—Save-A-Lot 2016 Stock Plan.”
Executive Compensation Practices
Historically
Supervalu endeavors to maintain executive compensation policies and programs that align with best practices, as well as long-term stockholder interests. The following compensation practices were in effect during fiscal 2016 at Supervalu:

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Pay versus Performance: A significant portion of the compensation opportunities for Supervalu executives is based on the achievement of performance objectives and the Supervalu Compensation Committee continually reviews the relationship between executive compensation and Supervalu’s performance.

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Median Compensation Targets: Total direct compensation for Supervalu executives is assessed in comparison to the median of its peer group. The Supervalu Compensation Committee ultimately considers median pay, recommendations from Supervalu’s head of HR, internal equity relationships, and the advice of the Supervalu Compensation Committee’s compensation consultant in determining final pay decisions.

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Stock Ownership and Retention Guidelines: Supervalu has stock ownership and retention guidelines in place for Supervalu directors and executives to encourage them to build and maintain an ownership position in Supervalu common stock.

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No Repricing: Option exercise prices are set at the closing price of Supervalu common stock on the date of grant and may not be reduced or replaced with a lower exercise price without stockholder approval (except to adjust for stock splits or similar transactions).

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Recoupment Policy: Supervalu’s recoupment (or clawback) policy is in place to provide for recovery of amounts paid under Supervalu’s annual incentive plan and awards under Supervalu’s long-term incentive plan in the event an accounting restatement is required due to material noncompliance with financial reporting requirements that results in performance-based compensation that would have been a lower amount if calculated on restated results.

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Anti-Hedging and Pledging Policy: Supervalu directors and executive officers are prohibited from pledging, engaging in short sales, hedging, and trading put and call options with respect to Supervalu securities.

•	Restrictive Covenants: Supervalu named executive officers must adhere to restrictive covenants upon separation from Supervalu, including noncompetition, nonsolicitation, and nondisclosure obligations.

•
Use of Double Triggers: All Supervalu change of control severance agreements have a double, rather than a single, trigger for benefit eligibility. This means that a change of control will not automatically entitle an executive to severance benefits; the executive must also be terminated without cause or resign for good reason (which includes suffering a diminution in compensation, a reduction in title, or a material adverse diminution in his or her duties or responsibilities).

•
Review of Compensation Peer Group: Supervalu’s peer group is reviewed annually by the Supervalu Compensation Committee and adjusted as needed to ensure that the companies remain relevant and appropriate for the executive compensation program.

•	Review of Committee Charter: The Supervalu Compensation Committee reviews its charter annually to incorporate any new best practices or other changes deemed necessary.
Going Forward
As noted above, because the Save-A-Lot Compensation Committee has not yet been formed, the executive compensation practices at Save-A-Lot will be developed and established by the Save-A-Lot Compensation Committee after the Separation. It is, however, currently expected that after the Separation, the framework of Save-A-Lot’s executive compensation program will be similar to Supervalu’s.
Oversight of the Compensation Process
Historically
Supervalu’s annual review of executive compensation occurs at the April meeting of the Supervalu Compensation Committee and the Supervalu Board. As delegated by the Supervalu Board, compensation for Supervalu’s named executive officers is reviewed and approved by the Supervalu Compensation Committee and, with respect to the Supervalu Chief Executive Officer, ratified by the independent members of the Supervalu Board. As part of that review, the Supervalu Compensation Committee takes into consideration competitive market analyses, annual performance evaluations and the recommendations of Supervalu’s Executive Vice President, Human Resources and Communications, the Supervalu Compensation Committee’s compensation consultant, and, other than with respect to the Supervalu Chief Executive Officer’s pay, the Supervalu Chief Executive Officer. The Supervalu Compensation Committee reviews at least annually the relationship of target compensation levels for each Supervalu named executive officer relative to the median pay levels of executives at companies in Supervalu’s peer group for base salary, annual incentives, and long-term equity compensation and relative to the compensation target for the Supervalu Chief Executive Officer. The Supervalu Compensation Committee also reviews at least annually internal equity relationships for comparable positions across the company. With respect to the compensation of Supervalu’s Chief Executive Officer, the recommendations are not shared with the Supervalu Chief Executive Officer during this process and the Supervalu Chief Executive Officer does not participate in any such review, approval, or ratification.
Going Forward
After the Separation, the Save-A-Lot Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to base salary, annual incentives, and long-term incentives within the framework of the compensation plans adopted by Save-A-Lot, which at least initially will be substantially similar to Supervalu’s compensation plans. In addition, the Save-A-Lot Compensation Committee will need to evaluate the relevance of peer data and determine the appropriate peer group, if any, for Save-A-Lot following the Separation.
Role of Executive Officers
Historically
The Supervalu Chief Executive Officer provides the Supervalu Compensation Committee with his evaluation of the other Supervalu named executive officers and his recommendations for their pay, which the Supervalu Compensation Committee is free to endorse, modify, or reject. The Supervalu Compensation Committee is supported in its work by Supervalu’s management and its primary liaisons have been the Executive Vice President, Human Resources and Communications and the Executive Vice President, General Counsel and Corporate Secretary, who acts as the Supervalu Compensation Committee’s secretary and helps coordinate the Supervalu Compensation Committee’s meetings and provides support to the Supervalu Compensation Committee in the execution of its duties.

Going Forward
After the Separation, the Save-A-Lot Compensation Committee will adopt and develop practices and procedures with respect to the role of executive officers in making compensation decisions.
Role of the Compensation Consultant
Historically
The Supervalu Compensation Committee has the authority to retain outside compensation consultants to assist in the evaluation of executive compensation or to otherwise advise the Supervalu Compensation Committee. The Supervalu Compensation Committee directs the work of such consultants, and decisions regarding compensation of Supervalu’s named executive officers are ultimately made by the Supervalu Compensation Committee as delegated by the Supervalu Board and, in the case of Supervalu’s Chief Executive Officer, ratified by the independent members of the Supervalu Board.
During fiscal 2016, the Supervalu Compensation Committee continued to retain Exequity, a nationally recognized independent provider of executive compensation advisory services with no legal or financial connection to any other service provider, to serve as its independent compensation consultant. In fiscal 2016, Exequity supported the Supervalu Compensation Committee by providing competitive data on compensation and relative performance of Supervalu’s peer group companies (which information allows the Supervalu Compensation Committee to make informed decisions with the benefit of understanding the factors shaping the external marketplace for executive compensation); provided an updated comprehensive review of Supervalu’s executive compensation program; provided input and suggested approaches with respect to Supervalu’s pay programs; made presentations on regulatory and legislative matters affecting executive compensation; and consulted on other matters as requested.
The Supervalu Compensation Committee determined that the work of Exequity did not raise any conflicts of interest in fiscal 2016. In making this assessment, the Supervalu Compensation Committee considered the applicable SEC and NYSE independence factors, including the other services Exequity provided to Supervalu, the level of fees received from Supervalu as a percentage of Exequity’s total revenue, policies and procedures employed by Exequity to prevent conflicts of interest, and whether the individual Exequity advisers to the Supervalu Compensation Committee own any Supervalu stock or have any business or personal relationships with members of the Supervalu Compensation Committee or Supervalu’s executive officers.
The Supervalu Compensation Committee has adopted a policy whereby any consulting work done by its independent compensation consultant with expected billings in excess of $25,000 (in dollars), excluding work for the Supervalu Compensation Committee, is subject to pre-approval by the Supervalu Compensation Committee Chair. Exequity and its affiliates did not perform any work in fiscal 2016 for Supervalu outside of Exequity’s role as an executive compensation consultant to the Supervalu Compensation Committee and as a consultant to the Supervalu Corporate Governance and Nominating Committee regarding director compensation.
Going Forward
After the Separation, the Save-A-Lot Compensation Committee will adopt and develop practices and procedures with respect to the role of a compensation consultant, if any, in making compensation decisions.
Assessing the Competitive Market
Historically
Supervalu assesses its executives’ compensation opportunities with reference to the median of the competitive market. In assessing competitiveness, the Supervalu Compensation Committee reviews compensation information from Supervalu’s peer group, as well as compensation information available from third-party surveys. This information is used to inform the Supervalu Compensation Committee of competitive pay practices, including the relative mix among elements of compensation. This information is also used to determine, as a point of reference for each named executive officer, a midpoint (or median) within the competitive compensation range, for base salary, annual incentive, long-term equity incentive, and the total of these elements.
The Supervalu Compensation Committee also recognizes that comparative pay assessments have inherent limitations, due to the lack of precise comparability of executive positions between companies, as well as the companies themselves. As a result, the competitive medians are used only as a guide and are not the sole determinative factor in making compensation decisions for the named executive officers. In exercising its judgment, the Supervalu Compensation Committee looks beyond the competitive market data and considers individual job responsibilities, individual performance, experience, compensation history, internal comparisons, and compensation at former employers (in the case of new hires) and Supervalu’s performance.
The third-party compensation surveys used by the Supervalu Compensation Committee provide data on similarly sized organizations based on revenue and industry. In fiscal 2016, the Supervalu Compensation Committee referenced comparable positions from Supervalu’s peer group and Equilar’s Executive Compensation Survey in determining market median pay for Supervalu named executive officers.
Going Forward
After the Separation, the Save-A-Lot Compensation Committee will adopt and develop practices and procedures with respect to the assessment of the competitive market.
Peer Group
Historically
In April 2015, Exequity assisted the Supervalu Compensation Committee in reviewing and updating Supervalu’s peer group so that it is aligned to Supervalu’s industry (wholesale distribution company with regional retail grocery segments), revenue base (approximately $18 billion in annual revenue), and employee base (approximately 38,000 employees). Based upon the Supervalu Compensation Committee’s assessment of operational comparability and the competitive landscape, the changes made to Supervalu’s peer group for fiscal 2016 were to add SpartanNash Company and TechData Corporation now that data is available for each of them following their merger and financial restatement, respectively.
Supervalu’s fiscal 2016 peer group consisted of 16 companies that have median revenues of approximately $18.3 billion.

Fiscal 2016 Peer Group
Dollar General Corporation	Staples, Inc.
Kohl’s Corporation	SYNNEX Corporation
Office Depot, Inc.	Sysco Corporation
Publix Super Markets, Inc.	TechData Corporation
Rite Aid Corporation	Toys "R" Us, Inc.
Safeway Inc.	W.W. Grainger, Inc.
Sears Holdings Corporation	WESCO International, Inc.
SpartanNash Company	Whole Foods Market, Inc.
Going Forward
After the Separation, the Save-A-Lot Compensation Committee will establish and develop practices and procedures with respect to a Save-A-Lot peer group.
Components of Executive Compensation
Historically
Supervalu’s executive compensation programs are structured to provide a mix of fixed and variable compensation, with variable compensation delivered via annual and long-term incentives that meet the pay for performance and stockholder alignment principles of Supervalu’s compensation philosophy.
The fundamental elements of Supervalu’s fiscal 2016 executive compensation program and the key characteristics and objective(s) of each element are presented in the following table.

Component	Key Characteristic	Objective(s)
Base Salary	Fixed compensation paid on a weekly basis, reviewed annually and adjusted as deemed appropriate.
Market competitive pay:
Intended to compensate executives fairly for services rendered during the year, set at a level to fairly reflect the responsibility level and value to Supervalu of the position held, and to support retention and recruitment of key executive talent.

Annual Incentive Plan	Variable cash bonus payment opportunity based on achievement of key corporate and business unit performance goals and individual contributions to that performance.	Pay for performance and market competitive pay: Intended to motivate and reward executives for achieving specific performance goals over annual performance periods.
Long-Term Incentives and Other Stock-Based Awards	Variable equity compensation generally granted in the form of nonqualified stock options and restricted stock awards.
Long-term stockholder alignment, pay for performance and market competitive pay:
Intended to reinforce the alignment between the interests of Supervalu’s executives and stockholders and to motivate executives by tying incentives to performance of Supervalu common stock.

Health, Welfare, and Retirement Benefits	Provides protection against financial catastrophe that may result from illness, disability or death and that provides an opportunity to save for a competitive level of retirement income.
Market competitive pay:
Intended to promote employee health and well-being, consistent with broad-based plans offered to all salaried employees, and to support employees in attaining financial security.

Deferred Compensation	Provides for tax planning opportunities commonly provided to executives.	Market competitive pay: Intended to provide competitive benefits that assist Supervalu in attracting and retaining executive officers.
Post-Employment Compensation
Provides for lump sum cash benefits, continuation of welfare benefits, and outplacement services in the event of termination without cause or, following a change of control, a termination without cause or for good reason.
Market competitive pay: Intended to ensure retention of executives for business continuity leading up to and following a significant corporate transaction or in the event of involuntary termination.

Base Salaries
Supervalu pays its named executive officers and other executives an annual base salary. Base salary levels for Supervalu named executive officers are based on individual performance and experience, job responsibility and internal equity, and also take into consideration the competitive market median. For fiscal 2016, the Supervalu Compensation Committee determined that as part of its focus on pay for performance, base salaries for named executive officers and certain other officers would be increased only in cases where the incumbent assumed additional responsibilities, including leading a larger operation, or in recognition of significant achievements. This method is consistent with the approach to base salaries used in previous years.
Mr. Casteel received a base salary increase from $450,000 to $525,000 effective on April 25, 2015 to more closely align his base salary with the market median and to recognize the performance and growth of the Save-A-Lot business in fiscal 2015.
Annual Incentive Plan
Supervalu provides its executives with annual incentive compensation through plans that are designed to align a significant portion of their total cash compensation with the financial performance of Supervalu and its business segments. Each executive is assigned a target amount of annual incentive compensation as part of his or her total cash compensation, but the amount of annual incentive compensation actually paid depends on the performance of the company and its relevant business segments.

Annual incentive targets and payouts. Target amounts of annual incentive compensation for each Supervalu named executive officer were determined based on job responsibilities, internal parity, peer group data and input from the Supervalu Compensation Committee’s external compensation consultant. The Supervalu Compensation Committee established annual minimum, target, and maximum bonus opportunities expressed as a percentage of base salary for Messrs. Claus and Casteel in fiscal 2016. The Supervalu Compensation Committee’s objectives were to set targets such that total cash compensation (base salary and annual incentive at target) was generally aligned with Supervalu’s peer group median, with a substantial portion of compensation linked to corporate performance. Targets as well as minimum and maximum bonus opportunities for Mr. Collins, who participated in a semi-annual bonus plan in fiscal 2016, were established by Supervalu through its processes for non-executive employee compensation. The following targets and payouts were approved for our named executive officers:

Annual Incentive Plan Targets and Payouts for NEOs(1)
Executive	Base Salary in Dollars (Fiscal 2016 year-end)	Incentive Target as % of Base Salary	Incentive Target in Dollars	Incentive Target in Dollars (Prorated Based on Start/End Date)	Weighted Payout Percentage
Eric A. Claus	$850,000	100%	$850,000	$179,808	53%
Michael D. Collins(1)	$450,000	75%	$337,500	$35,156	49%
Ritchie L. Casteel	$525,000	73%(2)	$385,096	$205,145	53%

(1)	The target and payout amounts for Mr. Collins have been annualized based on his semi-annual incentive plan in fiscal 2016.

(2)	Mr. Casteel's incentive target remained at 75% of base salary and he received a base salary increase on April 25, 2015.
Annual incentive metrics. Supervalu’s annual incentive plans for its named executive officers in fiscal 2016 had sales, Adjusted EBITDA, and Adjusted Overhead Expense for the performance metrics. Messrs. Claus and Casteel participated in an annual incentive plan and Mr. Collins participated in a semi-annual incentive plan, that each measured performance in Supervalu’s Save-A-Lot business segment, as reflected in the table below.
Supervalu’s sales metrics, which include ID sales for the Save-A-Lot segment, place an emphasis on driving sales, along with continuing Supervalu’s strategic efforts around business growth. Supervalu’s Adjusted EBITDA metrics create a focus on delivering strong bottom-line performance. Supervalu’s Adjusted Overhead Expense metric creates a focus on controlling costs as Supervalu continues to manage towards a lower cost structure. Metrics for all executives are tracked regularly, are well-understood and Supervalu’s executives can deliver against these metrics by taking actions to improve operating performance.
Supervalu’s Adjusted EBITDA metrics that were used for its annual and semi-annual incentive plans in fiscal 2016 are mostly the same as the Adjusted EBITDA publicly reported in Supervalu’s financial statements and earnings releases for fiscal 2016, explained in more detail below. However, as explained below under “—Discretionary Adjustments,” Supervalu’s Adjusted EBITDA results for its annual and semi-annual incentive plans varied from Supervalu’s publicly reported Adjusted EBITDA because the Supervalu Compensation Committee exercised negative discretion (i.e., a reduction in bonus payout) in making an adjustment to Supervalu’s Consolidated Adjusted EBITDA results for purposes of Supervalu’s annual incentive plans in fiscal 2016.
Supervalu defines Adjusted EBITDA as Net earnings (loss) from continuing operations, plus Interest expense, net and Income tax provision (benefit), less Net earnings attributable to noncontrolling interests calculated in accordance with GAAP, plus non-GAAP adjustments for Depreciation and amortization, LIFO charge (credit), certain employee-related costs and pension related items (including severance costs, accelerated stock-based compensation charges, pension settlement charges, multiemployer pension withdrawal charges and other items), charges and costs related to debt financing activities, non-cash asset impairment and other charges and gains (including asset write-offs, store closures, market exits and certain gains on the sale of property), goodwill and intangible asset impairment charges, costs related to the separation of businesses, legal settlement charges and gains, contract breakage costs and certain other non-cash charges or items.
Supervalu omits these items either because they are non-cash items or are items that are not considered in Supervalu’s supplemental assessment of our on-going business performance. Certain of these adjustments are considered in similar supplemental analyses by other companies, such as Depreciation and amortization, LIFO charge (credit) and certain other adjustments. Adjusted EBITDA is less disposed to variances in actual performance resulting from depreciation, amortization and other noncash charges and credits, and more reflective of other factors that affect Supervalu’s underlying operating performance.

There are significant limitations to using Adjusted EBITDA as a financial measure including, but not limited to, it not reflecting cash expenditures for capital assets or contractual commitments, changes in working capital, income taxes and debt service expenses that are recurring in Supervalu’s results of operations.
The following is a reconciliation of the Net earnings from continuing operations as reported in accordance with GAAP to the non-GAAP measure of Adjusted EBITDA:

Fiscal 2016 (52 weeks)
Net earnings from continuing operations	$178
Less: net earnings attributable to noncontrolling interests	(8)
Income tax provision	85
Interest expense, net	196
Depreciation and amortization	276
LIFO charge	3
Employee-related costs	8
Store closure and asset impairment charges	12
Costs incurred for potential Save-A-Lot separation	15
Intangible asset impairment charge	6
Adjusted EBITDA	$771
To reinforce the importance of balancing growth and profitability across the business, Supervalu used an Adjusted EBITDA payout qualifier under each annual incentive plan to ensure Supervalu met a minimum performance level before any payout under each such plan. If the applicable minimum Adjusted EBITDA performance threshold had not been met for a plan, the plan would not have paid out any incentive amount for that metric or for its sales metric, regardless of its sales performance. Additionally, Supervalu’s Consolidated Adjusted EBITDA was a qualifier for all plans. If Supervalu did not achieve a minimum Consolidated Adjusted EBITDA of 95% of Supervalu’s target Consolidated Adjusted EBITDA, then no bonus would be paid under any annual or semi-annual incentive plan. For fiscal 2016, Supervalu’s Consolidated Adjusted EBITDA exceeded its minimum threshold.
Supervalu’s Adjusted Overhead Expense metric was added as a metric to all Supervalu named executive officer bonus plans in fiscal 2016. It is a non-GAAP supplemental expense measure Supervalu uses to manage administrative costs that generally can vary based on the extent of administrative support services needed for the company or to service other entities. Costs that are included in the metric include payroll and non-payroll expenses for corporate, banner, and region support functions, net of income from the Supervalu’s transition services agreements. Adjusted Overhead Expense results are adjusted for publicly reported one-time items that occur in accordance with Supervalu’s accounting guidelines and may include discretionary adjustments as discussed below under “—Discretionary Adjustments.”
Supervalu defines Adjusted Overhead Expense as Selling and administrative expenses as reported in Supervalu’s Consolidated Statements of Operations calculated in accordance with GAAP, less the following expenses included within Selling and administrative expenses: (i) Wholesale, Save-A-Lot, Retail and corporate operating expenses; (ii) depreciation and amortization costs; (iii) pension expense; and (iv) publicly disclosed adjustment items; less transition services agreement revenues included within Net sales, net of certain related costs; plus Wholesale and Retail overhead costs included within Cost of sales.
Adjusted Overhead Expense consists of Supervalu’s corporate overhead expenses that management has identified are controllable in nature, as compared to costs that are operational. In determining the Adjusted Overhead Expense measure, Supervalu excluded certain items from Selling and administrative expenses that are generally operational, noncash and publicly disclosed adjustment items as determined by Supervalu management.
Retail store, distribution center and other operating expenses of Supervalu are excluded from Adjusted Overhead Expense because they are incurred at operating locations that fluctuate with operating revenue and are non-administrative in nature. Depreciation and amortization expense and pension expense are excluded because they are non-cash expenses. Transition services agreement revenues of Supervalu are included since administrative costs within the Adjusted Overhead Expense are higher due to the overhead costs related to servicing the transition services agreements.

The following is a reconciliation of the Selling and administrative expenses as reported in accordance with GAAP to the non-GAAP measure of Adjusted Overhead Expense:

Fiscal 2016 (52 weeks)
Selling and administrative expenses, as reported	$2,124
Less expenses and adjustments included within Selling and administrative costs and Intangible asset impairment charges:
Wholesale, Save-A-Lot, Retail and Corporate operating expenses	(1,396)
Depreciation and amortization expense	(217)
Pension expense	(41)
Employee-related costs	(8)
Store closure and asset impairment charges	(12)
Costs incurred for potential Save-A-Lot separation	(15)
Plus: Merchandising, procurement and other costs included within Cost of sales	57
Less: Transition services agreement fees included within Net sales, net of certain related costs	(195)
Adjusted Overhead Expense	$297
Metrics and weightings under the annual incentive plan for Messrs. Claus and Casteel and under the semi-annual incentive plan for Mr. Collins in fiscal 2016 were as follows:

Incentive Plan Metrics and Weightings for our Named Executive Officers in Fiscal 2016
Metric	Eric A. Claus	Michael D. Collins	Ritchie L. Casteel
Consolidated Adjusted EBITDA	15%	—%	15%
Independent Business Sales	—	—	—
Independent Business Adjusted EBITDA	—	—	—
Save-A-Lot Network ID Sales(1)	50%	50%	50%
Save-A-Lot Adjusted EBITDA	15%*	30%*	15%*
Retail Food ID Sales	—	—	—
Retail Food Adjusted EBITDA	—	—	—
Adjusted Overhead Expense	20%	20%	20%

(1)
For purposes of Supervalu’s annual incentive plan, “Save-A-Lot Network ID Sales” is defined as the total combined Save-A-Lot wholesale sales to licensees and Save-A-Lot corporate stores retail sales for those locations operating for four full quarters, excluding planned store dispositions. Licensee and corporate stores closed or sold during the fiscal year are excluded from the calculation.

* Note: weightings in bold italics represent a plan qualifier for the associated individual. If the plan qualifier threshold were not met, the plan would not have paid out anything for that individual.
Annual incentive performance. The amount actually paid to an eligible employee for a particular year may range from 0 percent to 200 percent of the employee’s prorated target amount for that year. The fiscal 2016 targets that the Supervalu Compensation Committee (or Supervalu, in the case of Mr. Collins) established for the performance metrics were intended to encourage Supervalu’s executives to meet or exceed operational goals. At the time the performance targets were set, the target goals were characterized as “stretch, but attainable,” meaning that depending on Supervalu’s ability to grow sales and Adjusted EBITDA while controlling costs, this level of performance was uncertain, but could reasonably be achieved. The following table illustrates the target and actual performance attained for each fiscal 2016 annual incentive plan metric applicable to Messrs. Claus, Collins and Casteel:

Annual Incentive Plan Metric Performance for Named Executive Officers
	Threshold	Target	Result(1)	Unweighted Payout Percentage
Metric	(52 weeks)
Consolidated Adjusted EBITDA	$746	$785	$763	58%
Save-A-Lot Network ID Sales	1.00%	3.50%	-1.40%	—%
Save-A-Lot Adjusted EBITDA	$211	$235	$213	30%
Adjusted Overhead Expense	$371	$353	$300	200%

(1)
As explained below under “—Discretionary Adjustments,” Supervalu’s Consolidated Adjusted EBITDA results for its annual incentive plans varied from Supervalu’s publicly reported results because the Supervalu Compensation Committee exercised negative discretion in making an adjustment to the metrics results for purposes of Supervalu’s annual incentive plan in fiscal 2016.

Discretionary Adjustments. In April of each year, following preparation of Supervalu’s consolidated financial statements, the Supervalu Compensation Committee reviews the quality of Supervalu’s performance and determines the extent to which performance goals under the annual incentive plan are met. In making its determination, the Supervalu Compensation Committee may apply discretion such that the numbers used for Supervalu’s annual incentive performance goals may differ from the numbers reported in Supervalu’s financial statements. In applying this discretion, the Supervalu Compensation Committee may exclude all or a portion of both the positive or negative effect of external events that are outside the control of Supervalu’s executives, such as natural disasters, litigation, or changes in accounting or taxation standards. These adjustments may also exclude all or a portion of both the positive or negative effect of unusual or significant strategic events that are within the control of Supervalu’s executives, but that are undertaken with an expectation of improving Supervalu’s long-term financial performance.
For fiscal 2016, the Supervalu Compensation Committee approved one discretionary adjustment that impacted our named executive officers and reduced their fiscal 2016 annual and semi-annual incentive plan payouts. In fiscal 2016, Supervalu did not make a discretionary 401(k) match to employees. The resulting reduction in expenses had a positive impact on Consolidated Adjusted EBITDA and Adjusted Overhead Expense performance compared to Supervalu’s operating plan by that same amount. Management requested, and the Supervalu Compensation Committee approved, that the favorability resulting from having no discretionary match be excluded from all incentive results.
Long-Term Incentives and Other Stock-Based Awards
Supervalu provides long-term incentive compensation opportunities to reinforce the link between the interests of Supervalu’s executives and stockholders. The awards are intended to motivate executives to improve financial performance over multiple years, to reward executives for achieving long-term objectives, and to drive retention for key employees. Equity awards are necessary to make Supervalu’s compensation program competitive with the market, yet represent a variable, at-risk pay component that meets the objectives of Supervalu’s compensation philosophy.
Generally in April or May of each year, the Supervalu Compensation Committee reviews and approves annual grants of stock-based awards to all equity-eligible employees. Long-term incentive amounts for Supervalu’s executive officers are informed by internal equity considerations as well as survey and peer group data, but the Supervalu Compensation Committee does not target a specific percentile ranking against Supervalu’s peer group.
Neither Mr. Claus nor Mr. Collins received any equity compensation awards in fiscal 2016, as both commenced employment with Supervalu following the time at which Supervalu made its equity grants in respect of fiscal 2016. For Mr. Casteel, in fiscal 2016, the Supervalu Compensation Committee approved annual long-term incentive compensation in the form of stock options and stock-settled restricted stock awards. The fiscal 2016 long-term incentive awards for each of Supervalu’s named executive officers, including Mr. Casteel, were comprised of 50% of nonqualified stock options and 50% of restricted stock awards, each of which vest ratably over three years. The exercise price of the nonqualified stock options is the closing Supervalu stock price on the date of the grant.

The following table details the number of stock options and stock-settled restricted stock awards granted to Mr. Casteel in fiscal 2016:

NEO	Stock Options Granted	Stock-Settled Restricted Stock Awards Granted
Ritchie L. Casteel	87,987	38,396

Going Forward
After the Separation, the Save-A-Lot Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to base salary, annual incentives, and long-term incentives within the framework of the compensation plans adopted by Save-A-Lot, which initially will be substantially similar to Supervalu’s compensation plans.
Fiscal 2016 Named Executive Officer Compensation
Historically
Supervalu’s executive compensation program directly links a substantial portion of executive compensation to performance through the annual and long-term incentive plans. Total direct compensation includes base salary, annual incentive compensation, and long-term incentive compensation.
The annual and semi-annual incentive awards and long-term incentives for Messrs. Claus, Collins and Casteel are discussed above under “Components of Executive Compensation Program—Annual Incentive Plan—Historically” and “Components of Executive Compensation Program—Long-Term Incentives and Other Stock-Based Awards—Historically,” respectively.
Eric A. Claus, Chief Executive Officer. In connection with his hiring as Chief Executive Officer, Save-A-Lot, Supervalu entered into an offer letter with Mr. Claus described below in “—Offer Letter with Eric A. Claus.” The offer letter provides for, among other things, a base salary of $850,000 (in dollars), an annual incentive target of $850,000 (in dollars), and an annual long-term incentive opportunity of $1.7 million.
Michael D. Collins, Chief Financial Officer. In connection with his hiring as Chief Financial Officer of Save-A-Lot, Supervalu entered into an offer letter with Mr. Collins described below in “—Offer Letter with Michael D. Collins.” The offer letter provides for, among other things, a base salary of $450,000 (in dollars), an annual incentive target of $337,500 (in dollars), and an annual long-term incentive award value of $500,000 (in dollars).
Nancy Chagares, Chief Merchandising Officer. As noted above, Ms. Chagares was not employed by Supervalu during fiscal 2016.
Ritchie L. Casteel, former President of Save-A-Lot. Mr. Casteel served as President & CEO of Save-A-Lot from the time he joined Supervalu in February 2013 until December 2015, at which time he served only as President of Save-A-Lot until his employment terminated on March 11, 2016. The Supervalu Compensation Committee reviewed market data for the Supervalu peer group regarding division/group heads of similar sized companies (as described in “Assessing the Competitive Market—Historically” above) in consultation with its independent compensation consultant and approved for Mr. Casteel a base pay increase of $75,000—from $450,000 to $525,000—during fiscal 2016. The new annual target total direct compensation for Mr. Casteel thus increased to $1,593,750 for fiscal 2016. This included a base salary of $525,000, an annual incentive target of $393,750 and an annual LTI award value of $675,000.
Pay Mix
The mix of targeted total direct compensation elements for our Chief Executive Officer and other named executive officers is shown below, with each element of compensation described as a percentage of targeted total direct compensation. The amounts shown for Mr. Claus are based on the annual total direct compensation set forth in his employment agreement.

Supervalu’s compensation programs are structured to align the interests of executive officers with the interests of stockholders by placing a substantial amount of pay at-risk. Mr. Claus’s targeted total direct compensation pay mix ties 75% of pay directly to company performance and company stock performance. The average targeted total direct compensation pay mix for other named executive officers ties 66% of pay to company performance and company stock performance.
Going Forward
After the Separation, the Save-A-Lot Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to base salary, annual incentives and long-term incentives within the framework of the compensation plans adopted by Save-A-Lot, which initially will be substantially similar to Supervalu’s compensation plans.
Post-Employment Compensation
Historically
Supervalu has post-employment arrangements in place for its named executive officers that define the amounts each executive would be entitled to receive in the event of a termination of his or her employment by Supervalu, as described in more detail in “Executive Compensation—Post-Employment Compensation” below. These arrangements are generally competitive with the typical protection provided to similarly situated executives, and are therefore deemed by the Supervalu Compensation Committee to be aligned with typical practices.
Going Forward
After the Separation, the Save-A-Lot Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to post-employment compensation within the framework of the compensation plans adopted by Save-A-Lot, which initially will be substantially similar to Supervalu’s compensation plans.
Other Compensation-Related Policies
Historically
In addition to the compensation programs detailed above, Supervalu has several other policies and programs that impact the compensation of Supervalu’s named executive officers and that help support the continued retention and recruitment of key executive talent.
Perquisites
No perquisites are offered to our named executive officers.
Executive Stock Ownership and Retention Program and Anti-Hedging/Pledging Policy
Supervalu has an executive stock ownership and retention program for its named executive officers and other executives so that these executives will experience the same downside risk and upside potential as Supervalu’s stockholders experience. The current stock ownership and retention program requirements for Supervalu’s senior officers, including named executive officers, are as follows:

Position	Multiple of Base Salary
Chief Executive Officer	5 times
Chief Financial Officer	4 times
Executive Vice Presidents	3 times
Corporate Senior Vice Presidents and Business Unit Presidents	1 time

For purposes of complying with the executive stock ownership and retention program, stock is considered owned if the shares are owned outright, if the shares are owned by immediate family members or legal entities established for their benefit, or if the shares are in the form of unvested restricted stock or stock-settled restricted stock units. Neither outstanding unexercised stock options nor cash-settled restricted stock units are considered owned for purposes of the program.
Until an executive has met the ownership multiple set forth above, the executive is required to retain shares equal to 50% of the net after-tax profit received from stock option exercises or the vesting of restricted stock or restricted stock units. This 50% retention requirement can be satisfied on either an individual basis for each stock option exercise or restricted stock or restricted stock unit vesting event, or on a cumulative basis by aggregating all shares held from the exercise of stock options or the vesting of restricted stock or restricted stock units from the date the executive first met the stock ownership requirement.
Supervalu’s senior officers may not pledge owned shares as security, enter into any risk hedging arrangements, or engage in any short sales or trading in put and call options with respect to Supervalu’s securities.
Recoupment Policy
Supervalu’s recoupment (or “clawback”) policy allows for recovery of the following compensation elements:

•	all amounts paid under the annual incentive plan, including any discretionary amounts, that were paid with respect to any fiscal year that is restated; and

•
all awards under the long-term incentive program, Supervalu’s 2007 Stock Plan, Supervalu’s 2012 Stock Plan, or any preceding or successor plans that were issued or paid with respect to any fiscal year that is restated.

This policy applies in the event there is an accounting restatement due to the material noncompliance under any financial reporting requirements that results in performance-based compensation that would have been a lower amount if it had been calculated based on such restated results.
Deductibility of Compensation
Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to certain named executive officers to $1 million annually. Compensation that is “qualified performance-based compensation” generally is not subject to the $1 million deduction limit. Supervalu considers the tax deductibility of any element of executive compensation as a factor in its overall compensation program. It is Supervalu’s intent to qualify all compensation paid to Supervalu’s top executives, where practicable under Supervalu’s compensation policies, for deductibility under the Section 162(m) limits in order to maximize Supervalu’s income tax deductions. However, the Supervalu Compensation Committee may approve (as ratified by the independent members of the Supervalu Board with regard to the Supervalu Chief Executive Officer) compensation that may not qualify for the compensation deduction if, in light of all applicable circumstances, it would be in Supervalu’s best interest for such compensation to be paid.
Going Forward
After the Separation, the Save-A-Lot Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to perquisites, stock ownership guidelines, hedging, clawbacks, and deductibility of compensation within the framework of the compensation plans adopted by Save-A-Lot, which initially will be substantially similar to Supervalu’s compensation plans.

EXECUTIVE COMPENSATION
Historical Compensation of Executive Officers Prior to the Separation
Of the currently identified Save-A-Lot named executive officers listed above, only Eric A. Claus, Michael D. Collins and Ritchie L. Casteel were employed by Supervalu during fiscal 2016; therefore, the information provided for fiscal 2016 below reflects the compensation that Messrs. Claus, Collins and Casteel earned at Supervalu and the design and objectives of the Supervalu executive compensation programs in place prior to the Separation. Mr. Claus is currently, and each of Mr. Claus and Mr. Casteel was as of February 27, 2016, an executive officer of Supervalu. Accordingly, the compensation decisions regarding Messrs. Claus and Casteel were made by the Supervalu Compensation Committee. Decisions with respect to Mr. Collins were made by Supervalu in accordance with its compensation practices for non-executive employees. Executive compensation decisions following the Separation will be made by the Save-A-Lot Compensation Committee (and ratified by the Save-A-Lot board of directors with respect to the Chief Executive Officer).
The amounts and forms of compensation reported below are not necessarily indicative of the compensation that Save-A-Lot executive officers will receive following the Separation, which could be higher or lower, because historical compensation for executive officers was determined by the Supervalu Compensation Committee based on Supervalu’s performance and because future compensation levels at Save-A-Lot will be determined based on the compensation policies, programs and procedures to be established by the Save-A-Lot Compensation Committee for those individuals who will be employed by Save-A-Lot following the Separation.
SUMMARY COMPENSATION TABLE
(in dollars)

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(2,4)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(3,6)	Total ($)
Eric A. Claus Chief Executive Officer, Save-A-Lot(7)	2016	179,808	325,000	—	—	95,785	—	59,138	659,731
Michael D. Collins Chief Financial Officer of Save-A-Lot(8)	2016	43,269	—	—	—	17,332	—	10,343	70,944
Ritchie L. Casteel Former President Save-A-Lot(9)	2016	513,461	—	337,501	337,448	205,145	—	471	1,394,026
	2015	458,654	—	268,748	506,189	506,401	77,729	6,455	1,824,176

(1)	Amount reflects bonus paid in connection with the executive’s hire with Supervalu.

(2)
The amounts shown in this column reflect the full aggregate grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC 718”) for: (a) fiscal 2016 for restricted stock awards and (b) fiscal 2015 for both cash-settled and stock-settled restricted stock units. Details for the 2016 grants are provided in the Grants of Plan-Based Awards Table below. In accordance with FASB ASC 718, the grant date fair value for the restricted stock and the restricted stock units equals the closing stock price on the date of grant. Refer to Note 1-Summary of Significant Accounting Policies and Note 10-Stock-Based Awards within Part II, Item 8 of Supervalu’s Annual Report on Form 10-K for the fiscal year ended February 27, 2016 for Supervalu’s policy and assumptions made in determining the grant date fair value of stock-based awards. Note that the amounts reported in this column do not necessarily correspond to the actual economic value that will be received by the named executive officer from restricted stock and restricted stock units upon vesting.

(3)
The amounts shown in this column reflect the full aggregate grant date fair value of option awards granted in fiscal years 2016 and 2015 calculated in accordance with FASB ASC 718. Refer to Note 1-Summary of Significant Accounting Policies and Note 10-Stock-Based Awards within Part II, Item 8 of Supervalu’s Annual Report on Form 10-K for the fiscal year ended February 27, 2016 for Supervalu’s policy and assumptions made in determining the grant date fair value of option awards. Note that the amounts reported in this column do not necessarily correspond to the actual economic value that will be received by the named executive officer from the options.

(4)
Non-equity incentive plan compensation for fiscal 2016 represents the amounts earned in recognition of the achievement of performance goals under Supervalu’s annual incentive plan with respect to Messrs. Claus and Casteel, and Supervalu’s semi-annual incentive plan with respect to Mr. Collins. Non-equity incentive plan compensation for fiscal 2015 for Mr. Casteel represents the amounts earned in recognition of the achievement of performance goals under Supervalu’s annual incentive plan with respect to Mr. Casteel.

(5)
This column represents changes in pension value for Mr. Casteel. The changes in values were as follows: $(29,150) for fiscal 2016, and $77,729 for fiscal 2015.While Mr. Casteel was not eligible for new pension benefits due to his start date with Supervalu, he is receiving his Albertson’s pension plan benefit that merged into the Supervalu Qualified Retirement Plan after his pension start date and prior to his start date with Supervalu. Mr. Casteel did not have above-market interest earnings on deferred compensation.

(6)
For Mr. Claus, this amount represents $30,072 for relocation expenses under Supervalu’s relocation program, $10,030 in tax indemnification payments related to those relocation expenses, and $19,037 associated with attorney consultation fees related to review of his employment agreement. For Mr. Collins, this amount represents $8,944 for relocation expenses under Supervalu’s relocation program and $1,399 in tax indemnification payments related to those relocation expenses. For Mr. Casteel, this amount for fiscal 2016 represents premiums paid by Supervalu for current employee life insurance coverage under the group term life policy maintained by Supervalu for the benefit of Mr. Casteel.

(7)	Mr. Claus was appointed to serve as Chief Executive Officer, Save-A-Lot effective December 14, 2015.

(8)	Mr. Collins was hired as Chief Financial Officer of Save-A-Lot effective January 25, 2016.

(9)	Mr. Casteel commenced employment with Supervalu in February 2013 and his employment terminated in fiscal 2017, effective March 11, 2016.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2016
(in dollars)

Name	Grant Date	Approval Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)
Eric A. Claus	—	—	44,952	179,808	359,616	—	—	—	—
Michael D. Collins	—	—	8,789	35,156	70,312	—	—	—	—
Ritchie L. Casteel	—	—	96,274	385,096	770,192	—	—	—	—
	4/30/2015	4/23/2015	—	—	—	—	87,987	8.79(2)	337,448
	4/30/2015	4/23/2015	—	—	—	38,396(3)	—	—	—

(1)
Represents range of possible payouts under Supervalu’s annual incentive plan for Messrs. Claus and Casteel and the annualized payouts for Mr. Collins under Supervalu’s semi-annual incentive plan. The actual amount of the award earned for fiscal 2016 is presented in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. These incentive awards are performance-based, and are only paid if certain minimum performance criteria are met. The threshold amount represents the minimum payout that will be earned, if the minimum performance criteria for each metric are met. The threshold amount represents a payout of 25% of the participant’s annual target award and the maximum amount reflects a payout of 200% of such target award. The threshold, target and maximum amounts have been prorated for Messrs. Claus and Collins to reflect when their employment began during fiscal 2016. The incentive plans are described above in “Compensation Discussion and Analysis-Components of Executive Compensation Program-Historically-Annual Incentive Plan.”

(2)
Represents options granted under Supervalu’s 2012 Stock Plan. The options were scheduled to vest with respect to 34 percent, 33 percent and 33 percent on each of the first, second and third anniversaries of the grant date.

(3)
Represents a stock-settled restricted stock unit granted under Supervalu’s 2012 Stock Plan. The award was scheduled to vest with respect to 34 percent, 33 percent and 33 percent on each of the first, second and third anniversaries of the grant date.

OUTSTANDING EQUITY AWARDS AT FERUARY 27, 2016
Mr. Casteel is the only named executive officer who held any Supervalu equity awards as of February 27, 2016.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that have not Vested	Market Value of Shares or Units of Stock that have not Vested ($)
Ritchie L. Casteel	50,797	(1)	—	7.50	3/11/2017	—	—
	125,107	(1)	—	6.49	3/11/2017	—	—
Totals:	175,904

(1)	Mr. Casteel’s employment terminated on March 11, 2016. His unvested equity awards were forfeited and his vested stock options will expire on March 11, 2017.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2016
(in dollars)
There were no options exercised by our named executive officers during fiscal 2016, and Mr. Casteel is the only named executive officer who had stock awards that vested during fiscal 2016.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting(1)($)
Ritchie L. Casteel	—	—	7,650	69,156

(1)
Amounts reflect the market value of Supervalu’s common stock on the day the stock vested, determined by multiplying the number of shares acquired on vesting by the closing sales price for Supervalu’s common stock on the NYSE on the vesting date.

Retirement Benefits
Supervalu previously provided various retirement benefits to certain of Supervalu’s executives. All of these plans have since been frozen with respect to benefits for grandfathered participants and the plans were previously closed to new participants. The SUPERVALU INC. Retirement Plan (which we refer to as the “Qualified Retirement Plan”) is described in more detail below following the Pension Benefits in Fiscal 2016 table.
PENSION BENEFITS IN FISCAL 2016
(in dollars)

Name	Plan Name	Number of Years Credited Service(1)(#)	Present Value of Accumulated Benefit(2)($)	Payments During Last Fiscal Year ($)
Ritchie L. Casteel(3)	Qualified Retirement Plan	23	384,528	23,880

(1)	The Qualified Retirement Plan caps years of credited service at 30 years. Years of credited service were frozen effective December 31, 2007.

(2)
The calculation of present value of accumulated benefit assumes: (a) a measurement date of February 27, 2016; (b) a discount rate of 4.16 percent; (c) an assumed retirement at age 62 (earliest unreduced retirement age); (d) a single life annuity form of payment; (e) the use of the RP2006 Aggregate with MP2015 Generational projection scale; and (f) no pre-retirement decrements.

(3)	Mr. Casteel commenced his Albertson’s pension plan benefit prior to his start date with Supervalu.
SUPERVALU INC. Retirement Plan
Participants in the Qualified Retirement Plan had at least one year of service with Supervalu during which 1,000 hours of service were completed and were at least age 21 when participation was closed on December 31, 2007. Accrued benefits were frozen on December 31, 2012 and were determined as 1% of final average compensation times credited service (not to exceed 30 years) plus 0.4% of final average compensation in excess of covered compensation times credited years of service (not to exceed 30 years). Final average compensation is defined as the highest five consecutive complete plan years of compensation and includes base pay and bonus pay, less any deferrals under the Supervalu Executive Deferred Compensation Plan. Credited service was frozen on December 31, 2007 and was earned for years during which the participant completed at least 1,000 hours of service. Normal retirement is age 65. Accrued benefits are available unreduced at age 62 with 10 or more years of service. Early retirement is available at age 55 with 10 or more years of service. Early retirement reductions are four percent per year prior to age 62. Vesting service will continue to be recognized until separation.
There are six distribution forms: single life annuity, which is payable for the lifetime of the participant only; 5, 10 and 15 year term certain annuities, which are payable for the lifetime of the participant with a guaranteed stream of benefits payable to the named beneficiary if the participant dies before the end of the guaranteed term; and 50% and 100% joint and survivor annuities, which are payable for the lifetime of the participant with the applicable percentage of the participant’s annuity being paid to the surviving spouse or surviving joint annuitant for their lifetime. Lump sums are also available to certain limited participant groups. These distribution options are elected and payable at early or normal retirement.
NONQUALIFIED DEFERRED COMPENSATION IN FISCAL 2016
None of our named executive officers participated in any nonqualified deferred compensation plans during fiscal 2016.

Post-Employment Compensation
Executive Severance Plan
Supervalu offers an executive severance plan to provide transitional assistance to executives who are separated from employment with Supervalu in which Messrs. Claus, Collins and Casteel were eligible to receive benefits as though they were a participant during fiscal 2016. The plan is summarized below:

Plan Provision		Description
Severance Triggers	•	Involuntary termination without “cause” as defined below, subject to certain exclusions.
•
“Cause” is defined as continued failure to perform duties, conviction of a felony, conduct materially and demonstrably injurious to Supervalu, personal dishonesty that results in substantial personal enrichment or failure to comply with certain Supervalu policies.

Severance Benefits	•	2 times for the Chief Executive Officer, and 1.5 times for other named executive officers, of annual base salary at time of termination.
•
2 times for the Chief Executive Officer, and 1.5 times for other named executive officers, of the average of the performance results (expressed as a percentage) used to determine the named executive officers’ bonus amounts under the annual bonus plan for the preceding three years (or all bonus amounts, if the named executive officer has been employed fewer than three years), multiplied by the named executive officer’s current target bonus amount.

	•	Pro rata annual incentive, including the portion paid in stock, and payments for each long-term incentive plan cycle, not completed as of the termination date.
	•	Reimbursement for COBRA coverage for medical and/or dental insurance.
	•	Outplacement services not to exceed $25,000 (in dollars), paid to an outplacement provider and not to the executive.
	•	Repayment of severance benefits received by a named executive officer whom Supervalu rehires in any capacity within six months of the termination date.
	•	Requires execution of a release of claims acceptable to Supervalu.
Covenants	•
Nondisclosure of confidential information; nonsolicitation of employees; nonsolicitation of existing or prospective customers, vendors and suppliers; noncompetition; return of property; and nondisparagement covenants.

Executive Change of Control Agreements
Supervalu’s objective is to provide its named executive officers and other executives with protection under a market competitive change of control severance agreement. The Supervalu Compensation Committee believes that this benefit helps to maintain the impartiality and objectivity of Supervalu’s executives in the event of a change of control situation so that Supervalu’s stockholders’ interests are protected. The Supervalu Compensation Committee reviews this change of control policy periodically to address whether these protections are consistent with the Supervalu Compensation Committee’s philosophy and Supervalu’s competitive market, as well as in compliance with federal tax rules affecting nonqualified deferred compensation.
In November 2013, the Supervalu board of directors approved a change of control severance agreement that Supervalu subsequently entered into with Mr. Casteel, and Supervalu entered into a change of control severance agreement with Mr. Claus upon his hire. The change of control agreement provides the executive with certain benefits listed in the table below if the executive’s employment is involuntarily terminated without “cause” or due to a voluntary resignation for “good reason” within two years following a change of control or in certain situations prior to a change of control, known as a “double trigger.” Mr. Collins is not a party to a change of control agreement with Supervalu.

Each agreement includes covenants regarding confidentiality, noncompetition, nonsolicitation of employees, customers, vendors, and suppliers, nondisparagement of Supervalu, return of Supervalu’s property and mandatory arbitration.

A “change of control” generally includes the occurrence of any of the following events or circumstances:

•
the acquisition of 50% or more of the outstanding shares of Supervalu or the combined voting power of the outstanding voting shares of Supervalu, other than any acquisition from or by Supervalu or any Supervalu-sponsored employee benefit plan;

•
consummation of any merger or other business combination of Supervalu, sale or lease of all or substantially all of the assets of Supervalu or any combination of the foregoing, unless following such transaction Supervalu’s historic stockholders retain at least 60% ownership of the surviving entity and/or the purchaser or lessee; or

•
a change in the Supervalu board’s composition within any 24-month period such that a majority of the Supervalu board’s members does not include those who were members at the date of the beginning of such employment period.

“Cause” generally means:

•	the continued failure of the executive to substantially perform his or her duties after written demand and after the executive has had six months to improve performance to Supervalu’s expectations;

•	the conviction of, or plea of guilty or nolo contendere to, a felony;

•	the willful engaging in conduct that is materially and demonstrably injurious to Supervalu;

•	an act or acts of personal dishonesty intended to result in substantial personal enrichment at the expense of Supervalu; or

•	failure to comply with Supervalu policies related to the Code of Business Conduct, Equal Employment Opportunities and Harassment, or Workplace Violence.

“Good reason” generally means:

•	the executive’s annual base salary is reduced below the amount in effect on the date immediately prior to the change of control date;

•	the executive’s actual annual bonus is less than the target bonus as it existed on the date immediately prior to the change of control date;

•	the executive’s title is reduced from the title held on the date immediately prior to the change of control date;

•
the executive’s duties and responsibilities are materially and adversely diminished other than a general reduction of the number or scope of personnel supervised as part of Supervalu’s restructuring or recapitalization;

•
the program of long-term incentive compensation is materially and adversely diminished, which for these purposes means a reduction of 15% or more of the annualized target dollar amount of long-term incentive as it existed on the date immediately prior to the change of control date; or

•	the relocation of the place of employment by more than 45 miles, the failure to provide for the assumption of the agreement by any successor entity or a material breach by Supervalu of the agreement.

The form of change of control agreement is summarized below:

Agreement Provision		Description
Severance Benefits	•	2 times annual base salary and target annual incentive, plus welfare benefits continuation.
	•	Earned but unpaid salary and accrued vacation and annual bonus plan and long-term incentive plan amounts due but not yet paid.
	•	Pro rata annual incentive based on actual performance results for year of termination.
	•	Reimbursement for COBRA coverage for medical, dental, and life insurance including a tax indemnification for such reimbursement.
	•	Outplacement services not to exceed $25,000 (in dollars), paid to an outplacement provider and not to the executive.
	•	“Best net” reduction of compensation to avoid excise tax.
	•	Requires execution of a release of claims acceptable to Supervalu.
Covenants	•
Nondisclosure of confidential information; nonsolicitation of employees; nonsolicitation of existing or prospective customers, vendors, and suppliers; noncompetition; return of property; and nondisparagement covenants.

Supervalu Equity and Retirement Compensation Plans upon Change of Control
Several of Supervalu’s compensation and benefit plans contain provisions for enhanced benefits upon a change of control of Supervalu. These enhanced benefits include immediate vesting of stock options, performance stock units, restricted stock, and restricted stock unit awards upon a change of control, or in the case of such equity awards granted after May 2010, if employment terminates under specified circumstances within two years of a change of control.
See the Potential Payments Table below for payments that each named executive officer employed during fiscal 2016 would be entitled to receive in the event of a termination of his or her employment by Supervalu without cause or by the named executive officer for good reason, following or in anticipation of a change of control of Supervalu.

Potential Payments and Benefits upon Retirement, Disability or Death
There are no special benefits provided to a Supervalu named executive officer in the event of a qualified retirement, long-term disability or death with the exception of certain equity agreements. Certain of Supervalu’s agreements provide for continued vesting for retirement eligible employees who are age 60 or older and have at least 15 years of service. None of our named executive officers meet the age and service requirements. Accelerated vesting of equity awards would occur for all named executive officers upon death or disability.
See the Potential Payments Table below for payments that each named executive officer employed during fiscal 2016 would be entitled to receive in the event of his or her qualified retirement, long-term disability, or death.
POTENTIAL PAYMENTS TABLE
The table below sets forth the amounts each named executive officer employed during fiscal 2016 would be entitled to receive, other than accrued but unpaid base salary and any benefits payable or provided under broad-based employee benefit plans and programs (including accrued vacation and paid time off), in the event of qualified retirement; long-term disability; death; a termination of employment by Supervalu without cause; and a termination of employment by Supervalu without cause or by the named executive officer for good reason following or in anticipation of a change of control of Supervalu.
The amounts shown assume that the retirement, disability, death, termination without cause, or termination following or in anticipation of a change of control described in the preceding sentence was effective as of February 26, 2016, the last trading day of our 2016 fiscal year. These amounts do not include pension or other retirement benefits described in the Pension Benefits in Fiscal 2016 table above. In addition, each named executive officer is entitled to receive a prorated bonus for the year of termination based on actual performance results; however, since our named executive officers became entitled to these bonus payments on the last day of the fiscal year, no amount of such benefit is accelerated or enhanced by virtue of a termination of employment on that date.

Type of Payment	Retirement ($)	Disability ($)	Death ($)	Termination Without Cause ($)(1)	Change of Control ($)
(in dollars)
Eric A. Claus
Base salary (by plan multiple)(2)	—	—	—	1,700,000	1,700,000
Bonus (by plan multiple)(3)	—	—	—	905,607	1,700,000
Unvested stock options	—	—	—	—	—
Unvested restricted stock	—	—	—	—	—
Health and welfare benefits	—	—	—	—	—
Outplacement services	—	—	—	25,000	25,000
Total	—	—	—	2,630,607	3,425,000
Michael D. Collins(4)
Base salary (by plan multiple)(2)	—	—	—	675,000	675,000
Bonus (by plan multiple)(3)	—	—	—	332,775	332,775
Unvested stock options	—	—	—	—	—
Unvested restricted stock	—	—	—	—	—
Health and welfare benefits	—	—	—	—	—
Outplacement services	—	—	—	25,000	25,000
Total	—	—	—	1,032,775	1,032,775
Ritchie L. Casteel(5)
Base salary (by plan multiple)(2)	N/A	N/A	N/A	787,500	N/A
Bonus (by plan multiple)(3)	N/A	N/A	N/A	661,500	N/A
Unvested stock options	N/A	N/A	N/A	—	N/A
Unvested restricted stock	N/A	N/A	N/A	—	N/A
Health and welfare benefits	N/A	N/A	N/A	13,499	N/A
Outplacement services	N/A	N/A	N/A	25,000	N/A
Total	N/A	N/A	N/A	1,487,499	N/A

(1)	These amounts exclude reimbursements for COBRA.

(2)
Base salary multiple for “Termination Without Cause” is 2x for Mr. Claus and 1.5x for Messrs. Collins and Casteel. Base salary multiple for “Change of Control” is 2x for Mr. Claus and 1.5x for Mr. Collins.

(3)	Bonus multiple for “Termination Without Cause” is 2x for Mr. Claus and 1.5x for Messrs. Collins and Casteel. Bonus multiple for “Change of Control” is 2x for Mr. Claus and 1.5x for Mr. Collins.

(4)	Mr. Collins is not party to a change of control agreement with Supervalu.

(5)
Mr. Casteel was involuntarily terminated from Supervalu effective March 11, 2016. Per his severance protection, Mr. Casteel received a lump sum payment of $1,449,000 plus COBRA and outplacement services as detailed in the table above.

Offer Letter with Eric A. Claus

On November 30, 2015, Supervalu entered into an offer letter with Eric A. Claus (which we refer to as the “Claus offer letter”) pursuant to which Mr. Claus is serving, prior to the Separation, as an executive officer of Supervalu with the title of Chief Executive Officer, Save-A-Lot (i.e., the pre-Separation Save-A-Lot business of Supervalu), and following the Separation, will serve as Chief Executive Officer of Save-A-Lot. The Claus offer letter provides for a base salary of $850,000 (in dollars), a bonus target of 100% of base salary, a signing bonus of $325,000 (in dollars) (which must be repaid if Mr. Claus resigns other than for good reason or is terminated for cause during his first year of employment), and an annual long-term incentive opportunity of $1.7 million (commencing with Save-A-Lot’s 2018 fiscal year). The Claus offer letter also provides for an initial long-term incentive award of $1.7 million, which was granted on the date on which Supervalu made 2017 long-term incentive awards to its senior executives. The form, calculation methodology of the number, and the terms and conditions of the initial long-term incentive award were determined by the Supervalu Compensation Committee.
Under the Claus offer letter, Mr. Claus will also be eligible for the severance benefits as though he were a participant in the Supervalu Executive & Officer Severance Pay Plan at a “Tier I” level. Consequently, if he is terminated by Supervalu without cause he will receive (subject to his execution and non-revocation of a general release of claims): (1) two times the sum of his base salary and average annual bonus, (2) a prorated annual bonus for the year of termination, (3) a prorated payment in respect of outstanding long-term incentive awards, (4) reimbursement of health plan premiums for up to 18 months, and (5) outplacement services not to exceed $25,000 (in dollars). Following the Separation, Mr. Claus will be eligible to participate in a Save-A-Lot severance plan having terms and conditions that are substantially no less favorable to Mr. Claus than those described in the preceding sentence.
If neither the Separation nor the consummation of a sale of all or substantially all of the Save-A-Lot business to one or more independent third parties (which we refer to as a “Save-A-Lot business sale”) has occurred by December 13, 2017 (which we refer to as the “Claus outside date”), then Supervalu will have the option (to be exercised during the 30-day period following the Claus outside date) to extend Mr. Claus an offer of continued employment that includes (1) a primary place of employment in the St. Louis metropolitan area (or such other place as is mutually agreed), (2) a title, duties, and reporting structure that are, in each case, no less favorable than those set forth in the Claus offer letter, (3) an annual base salary, target and maximum annual bonus opportunity, and severance benefits that are no less favorable than those set forth in the Claus offer letter, and (4) an annual long-term incentive opportunity with an aggregate grant date value of no less than $1.7 million that is established in a manner no less favorable than as set forth in the Claus offer letter (which we refer to as a “qualifying offer”). If Supervalu does not make a qualifying offer, or makes no offer, Mr. Claus will be entitled to resign and, subject to his execution and non-revocation of a general release of claims, receive the severance benefits he would have received had his employment been terminated by Supervalu without cause. If a Save-A-Lot business sale is consummated before the Separation and the Claus outside date, Mr. Claus is not made a qualifying offer by the buyers or any of their affiliates, and he does not commence employment with the buyers or any of their affiliates on the sale date, then he may resign and, subject to his execution and non-revocation of a general release of claims, receive the severance benefits he would have received had his employment been terminated by Supervalu without cause; however, if he becomes employed with the buyers or any of their affiliates within two years following his resignation, he will be required to repay any severance benefits. If a Save-A-Lot business sale occurs and Mr. Claus receives, but does not accept, a qualifying offer from the buyers, then Supervalu may terminate his employment without payment of severance benefits.
For purposes of the Claus offer letter, “cause” has the meaning given to that term in Supervalu’s executive severance plan and “good reason” generally has the meaning given to that term in Supervalu’s change of control severance agreement (except that, in the Claus offer letter, references to terms and conditions in effect “immediately prior to the change of control date” in the definition of good reason are replaced with references to terms and conditions as specified in the Claus offer letter). See “—Post-Employment Compensation—Executive Severance Plan” and “—Post-Employment Compensation—Executive Change of Control Agreements,” respectively.

The Claus offer letter also includes customary restrictive covenants, including perpetual confidentiality restrictions and 12-month post-termination noncompetition and nonsolicitation covenants.
Offer Letter with Michael D. Collins
On January 19, 2016, Supervalu entered into an offer letter with Michael D. Collins (which we refer to as the “Collins offer letter”) pursuant to which Mr. Collins is serving, prior to the Separation, as the Chief Financial Officer of Save-A-Lot (i.e., the pre-Separation Save-A-Lot business of Supervalu), and following the Separation, will serve as the Chief Financial Officer of Save-A-Lot. The Collins offer letter provides for a base salary of $450,000 (in dollars), a target bonus opportunity of 75% of base salary, and an annual long-term incentive opportunity of $500,000 (in dollars) (commencing with Save-A-Lot’s 2017 fiscal year). The Collins offer letter also provides for an initial long-term incentive award of $200,000 (in dollars), to be granted upon the earlier of the Separation and March 27, 2018. The form, calculation methodology of the number, and the terms and conditions of the initial long-term incentive award will be determined by either the Save-A-Lot Compensation Committee (if granted upon the Separation) or the Supervalu Compensation Committee (if granted otherwise).
Under the Collins offer letter, Mr. Collins will also be eligible for the following severance benefits if he is terminated by Supervalu without cause (subject to his execution and non-revocation of a general release of claims): (1) 1.5 times the sum of his base salary and average annual bonus, (2) a prorated annual bonus for the year of termination, (3) a prorated payment in respect of outstanding long-term incentive awards, (4) reimbursement of health plan premiums for up to 18 months, and (5) outplacement services not to exceed $25,000 (in dollars). Following the Separation, Mr. Collins will be eligible to participate in a Save-A-Lot severance plan having terms and conditions that are no less favorable to Mr. Collins than those described in the preceding sentence.
If neither the Separation nor a Save-A-Lot business sale has occurred by January 25, 2018 (which we refer to as the “Collins outside date”), then Mr. Collins will have the option (to be exercised during the 30-day period following the Collins outside date) to give Supervalu a notice of his resignation. Upon such a resignation, Mr. Collins would be entitled to a lump sum severance payment equal to his current base salary, subject to his execution and non-revocation of a general release of claims.
The Collins offer letter also includes customary restrictive covenants, including perpetual confidentiality restrictions and 12-month post-termination noncompetition and nonsolicitation covenants.
For purposes of the Collins offer letter, “cause” generally means (1) the executive’s failure to substantially perform his duties; (2) the conviction of, or plea of guilty or nolo contendere to, a felony or the executive’s engagement in conduct which, in the employer’s opinion, is materially and demonstrably injurious to the employer; (3) the commission of an act or acts of personal dishonesty intended to result in substantial personal enrichment of the executive at the expense of the employer (subject to certain exceptions); (4) the executive’s failure to comply with Supervalu’s Code of Business Conduct or other policies relating to equal employment opportunities, discrimination, harassment, or workplace violence; or (5) other misconduct by the executive that is likely to injure the business or reputation of Supervalu.
Offer Letter with Nancy Chagares
On March 1, 2016, Supervalu entered into an offer letter with Nancy Chagares (which we refer to as the “Chagares offer letter”) pursuant to which Ms. Chagares is serving, prior to the Separation, as Chief Merchandising Officer of Save-A-Lot (i.e., the pre-Separation Save-A-Lot business of Supervalu), and following the Separation, will serve as Chief Merchandising Officer of Save-A-Lot. The Chagares offer letter provides for a base salary of $400,000, a target bonus opportunity of 75% of base salary, and an annual long-term incentive opportunity of $400,000 (commencing with Save-A-Lot’s 2017 fiscal year). The Chagares offer letter also provides for an initial long-term incentive award of $150,000, to be granted upon the earlier of the Separation and June 6, 2017. The form, calculation methodology of the number, and the terms and conditions of the initial long-term incentive award will be determined by either the Save-A-Lot Compensation Committee (if granted upon the Separation) or the Supervalu Compensation Committee (if granted otherwise).
Under the Chagares offer letter, if, on or before December 1, 2016, (1) the Separation occurs or a sale of the Save-A-Lot business to a third party is consummated and (2) Ms. Chagares’s employment is terminated by Save-A-Lot or such third party, as applicable, at a time when Ms. Chagares is in good standing, then Ms. Chagares will be eligible for cash severance in an amount equal to 12 months of base salary (subject to her execution and non-revocation of a general release of claims). Following the Separation and after December 1, 2016, Ms. Chagares will be eligible to participate in a Save-A-Lot severance plan.

The Chagares offer letter also includes customary restrictive covenants, including perpetual confidentiality restrictions and 12-month post-termination noncompetition and nonsolicitation covenants.

Save-A-Lot 2016 Stock Plan
It is expected that, prior to the completion of the Separation, the Save-A-Lot board of directors will adopt, subject to the approval of Supervalu in its capacity as Save-A-Lot’s sole stockholder, the Save-A-Lot 2016 Stock Plan (which we refer to as the “Save-A-Lot Stock Plan”), which will become effective upon the consummation of the Distribution.
The following is a brief description of the principal features of the Save-A-Lot Stock Plan. This summary is subject to, and qualified in its entirety by reference to, the Save-A-Lot Stock Plan, which is attached as Exhibit 10.4 to the registration statement of which this Information Statement is a part.
Purpose
The purpose of the Save-A-Lot Stock Plan is to promote the interests of Save-A-Lot and its stockholders by aiding Save-A-Lot in attracting and retaining employees, officers, consultants, independent contractors, advisors and non-employee directors who are expected to contribute to Save-A-Lot’s future success. The Save-A-Lot Stock Plan will allow Save-A-Lot to provide participants with incentives to maximize their efforts on behalf of Save-A-Lot through stock-based awards that provide them with opportunities for stock ownership, further aligning the interests of participants with Save-A-Lot’s stockholders.
Administration
The Leadership Development and Compensation Committee (which we refer to in this section as the “Committee”) will administer the Save-A-Lot Stock Plan and will have full power and authority to determine when and to whom awards will be granted, and the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the Save-A-Lot Stock Plan. In addition, the Committee can specify whether, and under what circumstances, awards to be received under the Save-A-Lot Stock Plan or amounts payable under such awards may be deferred automatically or at the election of either the holder of the award or the Committee. Subject to the provisions of the Save-A-Lot Stock Plan, the Committee may amend the terms and conditions, or accelerate the exercisability, or lapse the restrictions, of an outstanding award. No action may be taken by the Committee to amend, alter, suspend, discontinue or terminate any outstanding award, prospectively or retroactively, that would adversely affect the right of the holder of an award without the consent of the holder. The Committee has authority to interpret the Save-A-Lot Stock Plan and establish rules and regulations for the administration of the Save-A-Lot Stock Plan.
The Committee may delegate its powers under the Save-A-Lot Stock Plan to one or more of Save-A-Lot’s officers or directors, except that the Committee may not delegate its powers and duties under the Save-A-Lot Stock Plan with regard to executive officers or directors who are subject to Section 16 of the Exchange Act, or in a way that would contravene Section 157 of the DGCL or cause a tax deduction otherwise available to become unavailable on account of Section 162(m) of the Code. The Save-A-Lot board of directors may also exercise the powers of the Committee at any time, so long as its actions would not violate Rule 16b-3 promulgated by the SEC under the Exchange Act or cause a tax deduction otherwise available to become unavailable on account of Section 162(m) of the Code.
Eligible Participants
Any employee, officer, consultant, independent contractor, advisor or non-employee director providing services to Save-A-Lot or any of its affiliates who is selected by the Committee is eligible to receive an award under the Save-A-Lot Stock Plan if such eligible participant is a natural person.
The Committee may grant awards to eligible persons who are foreign nationals, are located outside of the United States, are United States citizens or resident aliens on global assignments in foreign nations, are compensated from a payroll maintained outside of the United States, or are otherwise subject to (or could cause Save-A-Lot to be subject to) legal or regulatory provisions of countries or jurisdictions outside of the United States, on terms and conditions different from those specified in the Save-A-Lot Stock Plan, which, in the judgment of the Committee, are necessary or desirable to foster and promote achievement of the purposes of the Save-A-Lot Stock Plan. In this regard, the Committee may make modifications, amendments, procedures, or subplans necessary or advisable to comply with such legal or regulatory provisions.
Shares Available For Awards and Plan Limits

The aggregate number of shares of Save-A-Lot common stock that may be issued under all stock-based awards made under the Save-A-Lot Stock Plan is       shares. No person that may be a “covered person” within the meaning of Section 162(m) of the Code (whom we refer to as a “covered person”) may be granted under the Save-A-Lot Stock Plan in any calendar year, options, stock appreciation rights or any other awards, the value of which is based solely on an increase in the value of our common stock after the date of grant of the award and which is intended to represent “qualified performance-based compensation” within the meaning of Section 162(m) of the Code (which we refer to as “qualified performance-based compensation”), for more than       shares in the aggregate, or if the award is payable in cash, for an amount greater than the fair market value of       shares at the time of payment. In addition, no covered person may be granted performance awards denominated in shares under the Save-A-Lot Stock Plan that are intended to represent qualified performance-based compensation, including performance awards, restricted stock, and restricted stock units, in respect of more than       shares in the aggregate in any calendar year (including, in respect of performance awards under which more than the target number of shares may be earned, the maximum number of shares that may be earned), and no non-employee director may be granted awards for more than       shares in the aggregate in any calendar year. The maximum amount payable pursuant to all performance awards denominated in cash under the Save-A-Lot Stock Plan that are intended to represent qualified performance-based compensation to any covered person in the aggregate in any calendar year will be $       in value, whether payable in cash, shares, or other property. Awards will only be granted to consultants and advisors in compliance with Rule 405 of the Securities Act of 1933, as amended.
The Committee will adjust the number of shares and share limits described above in the case of a stock dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants, or other rights or other similar corporate transaction or event that affects shares of Save-A-Lot common stock, to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the Save-A-Lot Stock Plan. The number of shares covered by an award or to which an award relates following such adjustment, however, will always be a whole number. Such adjustment will be made by the Committee or the Save-A-Lot board of directors and its determination in that respect will be final, binding and conclusive.
Accounting for Awards
If an award entitles the holder to receive or purchase shares of Save-A-Lot common stock, the number of shares covered by such award or to which the award relates will be counted on the date of grant of the award against the aggregate number of shares available for awards under the Save-A-Lot Stock Plan as follows:

•
with respect to stock options, stock appreciation rights or any other awards under the Save-A-Lot Stock Plan, the value of which is based solely on an increase in the value of the shares after the date of grant of the award, the number of shares available for awards will be reduced by one share for each share covered by or payable under such award or to which the award relates;

•
with respect to any awards other than stock options, stock appreciation rights or any other awards under the Save-A-Lot Stock Plan, the value of which is based solely on an increase in the value of the shares after the date of grant of the award, the number of shares available for awards will be reduced by       shares for each share covered by such award or to which such award relates;

•
for stock appreciation rights settled in shares upon exercise, the aggregate number of shares with respect to which the stock appreciation right is exercised, rather than the number of shares actually issued upon exercise, will be counted against the number of shares available for awards under the Save-A-Lot Stock Plan;

•
with respect to performance awards under which more than the target number of shares may be earned, the maximum number of shares that may be earned will be counted against the number of shares available for awards under the Save-A-Lot Stock Plan; and

•
notwithstanding the above, awards that do not entitle the holder to receive or purchase shares and awards that must be settled in cash will not be counted against the aggregate number of shares available for awards under the Save-A-Lot Stock Plan.

If an award terminates, is forfeited, or is canceled without the issuance of any shares, or if any shares covered by an award or to which an award relates are not issued for any other reason, then the number of shares counted against the aggregate number of shares available under the Save-A-Lot Stock Plan with respect to the award, to the extent of any such termination, forfeiture, cancellation, or other event, will again be available for granting awards under the Save-A-Lot Stock Plan. If shares of restricted stock are forfeited or otherwise reacquired by us prior to vesting, whether or not dividends have been paid on such shares, then the number of shares counted against the aggregate number of shares available under the Save-A-Lot Stock Plan with respect to the restricted stock award, to the extent of any such forfeiture or reacquisition by us, will again be available for granting awards under the Save-A-Lot Stock Plan. Shares that are withheld in full or partial payment to us of the purchase or exercise price relating to the award or in connection with the satisfaction of tax obligations relating to any award will not thereafter be available for granting awards under the Save-A-Lot Stock Plan. Additionally, if a nonqualified stock option is net exercised as permitted under the Save-A-Lot Stock Plan, the gross number of shares subject to the award, rather than the net number, will not thereafter be available for granting awards under the Save-A-Lot Stock Plan.
Types of Awards and Terms and Conditions
The Save-A-Lot Stock Plan permits the granting of:

•	stock options (including both incentive and nonqualified stock options);

•	stock appreciation rights (which we refer to as “SARs”);

•	restricted stock and restricted stock units;

•	dividend equivalents;

•	performance awards of cash, stock or property;

•	stock awards; and

•	other stock-based awards.
Awards may be granted alone, in addition to, in combination with, or in substitution for, any other award granted under the Save-A-Lot Stock Plan or any other compensation plan. Awards can be granted for no cash consideration or for any cash or other consideration as may be determined by the Committee or as required by applicable law. Awards may provide that upon the grant or exercise thereof, the holder will receive cash, shares of our common stock, other securities or property, or any combination of these in a single payment, installments, or on a deferred basis. The exercise price per share under any stock option and the grant price of any SAR may not be less than the fair market value of Save-A-Lot common stock on the date of grant of such option or SAR, except to satisfy legal requirements of foreign jurisdictions or if the award is in substitution for an award previously granted by an entity acquired by Save-A-Lot. Determinations of fair market value under the Save-A-Lot Stock Plan will be made in accordance with methods and procedures established by the Committee in accordance with the terms of the Save-A-Lot Stock Plan. The term of awards may not be longer than ten years from the date of grant. Awards vest and, if applicable, become exercisable in accordance with a schedule established by the Committee. The Committee may permit accelerated vesting in certain events, including the participant’s death, disability, termination, retirement, or a change of control of Save-A-Lot.
Stock Options. The holder of an option will be entitled to purchase a number of shares of Save-A-Lot common stock at a specified exercise price during a specified time period, all as determined by the Committee. The option exercise price may be payable either in cash or, at the discretion of the Committee, in other securities or other property having a fair market value on the exercise date equal to the exercise price. The Committee may, in its discretion, permit nonqualified stock options to be net exercised.
Stock Appreciation Rights. The holder of a SAR is entitled to receive upon exercise the excess of the fair market value (calculated as of the exercise date or, at the Committee’s discretion, as of any time during a specified period before or after the exercise date) of a specified number of shares of Save-A-Lot common stock over the grant price of the SAR.
Restricted Stock and Restricted Stock Units. The holder of restricted stock will own shares of Save-A-Lot common stock subject to restrictions imposed by the Committee (including, for example, restrictions on the right to vote the restricted stock or to receive any dividends with respect to the restricted stock) for a specified time period determined by the Committee. The holder of restricted stock units will have the right, subject to any restrictions imposed by the Committee, to receive shares of Save-A-Lot common stock, or a cash payment equal to the fair market value of those shares, at some future date determined by the Committee.
Dividend Equivalents. The holder of a dividend equivalent will be entitled to receive payments (in cash, shares of Save-A-Lot common stock, other securities, or other property) equivalent to the amount of cash dividends paid by Save-A-Lot to its stockholders, with respect to the number of shares determined by the Committee. Dividend equivalents will be subject to other terms and conditions determined by the Committee, but the Committee may not grant dividend equivalents in connection with grants of options or SARs.
Performance Awards. The Committee may grant performance awards under the Save-A-Lot Stock Plan. A performance award may be denominated or payable in cash, stock (including restricted stock and restricted stock units), other securities, other awards, or other property, and confers on the holder the right to receive payments, in whole or in part, upon the achievement of one or more performance goals during a performance period as established by the Committee. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any performance award granted, the amount of any payment or transfer to be made pursuant to any performance award, and any other terms and conditions of any performance award will be determined by the Committee, subject to the terms of the Save-A-Lot Stock Plan. Performance awards that are granted to participants who may be covered persons and that are intended to be qualified performance-based compensation, to the extent required by Section 162(m) of the Code, must be conditioned solely on the achievement of one or more objective performance goals established by the Committee within the time prescribed by Section 162(m) of the Code, and must otherwise comply with the requirements of Section 162(m) of the Code.
Performance goals for performance awards that are granted to participants who may be covered employees and that are intended to be qualified performance-based compensation must be based solely on one or more of the following business criteria: sales (including identical store sales), revenue, costs, expenses, earnings (including one or more of net profit after tax, gross profit, operating profit, earnings before interest and taxes (which we refer to as “EBIT”), earnings before interest, taxes, depreciation, and amortization (which we refer to as “EBITDA”) and net earnings), EBIT or EBITDA as a percentage of net sales, earnings per share (basic or diluted), earnings per share from continuing operations, operating income, pre-tax income, operating income margin, net income, margins (including one or more of gross, operating, and net income margins), ratios (including one or more of price to earnings, debt to assets, debt to net assets, and ratios regarding liquidity, solvency, fiscal capacity, productivity, or risk), returns (including one or more of return on actual or pro forma assets, net assets, equity, investment, capital, and net capital employed), stockholder return (including total stockholder return relative to an index or peer group), stock price, market capitalization, cash generation, cash flow (including, without limitation, operating cash flow, free cash flow, and cash flow return on equity), unit volume, working capital, market share, cost reductions, budget comparisons, sales or profitability of an identifiable business unit or product, economic profit or value added, number of customers, workforce satisfaction and diversity goals, environmental health and safety goals, employee retention, customer satisfaction, implementation or completion of key projects, and strategic plan development and implementation. The measure of performance may be set by reference to an absolute standard or a comparison to specified companies or groups of companies, or other external measures. The measures may relate to Save-A-Lot, one or more of our subsidiaries, or one or more of our divisions or units, product lines or product categories, or any combination of these. When the Committee establishes performance goals, it may provide for (i) subject to compliance with Section 162(m) of the Code in respect of performance awards that are granted to participants who may be covered persons and that are intended to be qualified performance-based compensation, a subsequent adjustment to the performance goals for subsequent asset write-downs, litigation or claim judgments or settlements, changes in tax law, accounting principles, or other laws or provisions affecting reported results, severance, contract termination and other costs related to exiting certain business activities, acquisitions, gains or losses from the disposition of businesses or assets or from the early extinguishment of debt, and unusual, extraordinary, or nonrecurring events, and (ii) in respect of awards other than those described in the preceding clause (i), a subsequent adjustment to the performance goals for the items listed in the preceding clause (i) and any other event or occurrence that the Committee determines is appropriate for adjustment.
Stock Awards. The Committee may grant unrestricted shares of Save-A-Lot common stock, subject to terms and conditions determined by the Committee and the limitations in the Save-A-Lot Stock Plan.
Other Stock-Based Awards. The Committee is also authorized to grant other types of awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Save-A-Lot common stock, subject to terms and conditions determined by the Committee and the limitations in the Save-A-Lot Stock Plan.
Duration, Termination and Amendment
No awards may be granted after ten years from the earlier of the date of adoption of the Save-A-Lot Stock Plan by the Save-A-Lot board of directors, the date of stockholder approval, or any earlier date of discontinuation or termination established pursuant to the Save-A-Lot Stock Plan.
The Save-A-Lot board of directors may amend, alter, suspend, discontinue, or terminate the Save-A-Lot Stock Plan at any time, although stockholder approval must be obtained for any amendment to the Save-A-Lot Stock Plan that would increase the number of shares of Save-A-Lot common stock available under the Save-A-Lot Stock Plan, increase the award limits under the Save-A-Lot Stock Plan, permit awards of options or SARs at an exercise or grant price less than the fair market value of Save-A-Lot at the time of grant, or permit repricing of options or SARs (as described further below). Stockholder approval is also required for any action that requires stockholder approval under the rules and regulations of the SEC, the NYSE, or any other securities exchange that are applicable to Save-A-Lot.
Unless otherwise expressly provided in an applicable award agreement, any award granted under the Save-A-Lot Stock Plan prior to the termination or expiration of the Save-A-Lot Stock Plan shall extend beyond the expiration of the Save-A-Lot Stock Plan through the award’s normal expiration date.
Clawback or Recoupment of Awards

All awards under the Save-A-Lot Stock Plan will be subject to forfeiture or other penalties pursuant to Save-A-Lot’s Clawback Policy, as amended from time to time, and forfeiture and/or penalty conditions determined by the Committee and set forth in the award agreement.
Blackout Periods
Notwithstanding contrary provisions in the Save-A-Lot Stock Plan or any award agreement, Save-A-Lot has the authority to establish any “blackout” period that it deems necessary or advisable with respect to any and all awards, during which an award may not be settled or exercised.
Prohibition on Repricing Awards
Without the approval of our stockholders, the Committee will not reprice, adjust, or amend the exercise price of any options or the grant price of any SAR previously awarded, whether through amendment, cancellation and replacement, grant, or any other means, except in connection with a stock dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares, issuance of warrants or other rights, or other similar corporate transaction or event that affects shares of Save-A-Lot common stock, to prevent dilution or enlargement of the benefits, or potential benefits intended to be provided under the Save-A-Lot Stock Plan.
Transferability of Awards
Unless otherwise provided by the Committee, any award other than stock awards and any right under any such award may only be transferred by will or by the laws of descent and distribution or by transfer of the award back to Save-A-Lot. Incentive stock options may only be transferred by will or by the laws of descent and distribution. No award other than stock awards and any right under any such award may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance will be void and unenforceable against Save-A-Lot.
Federal Income Tax Consequences
Grant of Options and SARs. The grant of a stock option (either an incentive stock option or a nonqualified stock option) or SAR is not expected to result in any taxable income for the recipient.
Exercise of Incentive Stock Options. Upon the exercise of an incentive stock option, no taxable income is realized by the optionee for purposes of regular income tax. The optionee may, however, be required to recognize income for purposes of the alternative minimum tax (which we refer to as the “AMT”). If shares are issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such award holder within two years after the date of grant of the incentive stock option or within one year after the transfer of such shares to such award holder, then (1) upon the sale of such shares, any amount realized in excess of the option price will be taxed to such optionee as a long-term capital gain and any loss sustained will be a long-term capital loss, and (2) Save-A-Lot will not be entitled to a deduction for federal income tax purposes.
If the stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of either holding period described above, generally (1) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at exercise (or, if less, the amount realized on the disposition of such shares) over the option price paid for such shares, and (2) Save-A-Lot will be entitled to deduct such amount for federal income tax purposes if the amount represents an ordinary and necessary business expense. Any further gain (or loss) realized by the optionee will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction by Save-A-Lot.
Exercise of Nonqualified Stock Options and SARs. Upon exercising a nonqualified stock option, the optionee must recognize ordinary income equal to the excess of the fair market value of the shares of common stock acquired on the date of exercise over the exercise price, and Save-A-Lot generally will be entitled at that time to an income tax deduction for the same amount. Upon exercising a SAR, the amount of any cash received and the fair market value on the exercise date of any shares of common stock received are taxable to the recipient as ordinary income and generally are deductible by Save-A-Lot.
The tax consequence upon a disposition of shares acquired through the exercise of a nonqualified stock option or SAR will depend on how long the shares have been held. Generally, there will be no tax consequence to Save-A-Lot in connection with the disposition of shares acquired under a nonqualified stock option or SAR.

Restricted Stock. Recipients of grants of restricted stock generally will realize as ordinary income the fair market value of the restricted stock at the time it is no longer subject to a substantial risk of forfeiture. An award holder who makes an election under Section 83(b) of the Code within 30 days following the date of grant of the restricted stock, however, will incur taxable ordinary income on the date of grant equal to the fair market value of such shares of restricted stock (determined without regard to forfeiture restrictions) on that date. With respect to the sale restricted stock after the forfeiture restrictions have expired, the holding period to determine whether the award recipient has long-term or short-term capital gain or loss generally begins when the restrictions expire, and the tax basis for such shares will generally be based on the fair market value of the shares on that date. If, however, the award holder made an election under Section 83(b) of the Code as described above, the holding period commences on the date of grant, and the tax basis will be equal to the fair market value of the shares on the date of grant (determined without regard to the forfeiture restrictions on the shares). Dividends, if any, that are paid or accrued while the restricted stock is subject to a substantial risk of forfeiture will also be taxed as ordinary income (unless the award holder made an election under Section 83(b) of the Code as described above). Save-A-Lot generally will be entitled to an income tax deduction equal to amounts the award holder includes in ordinary income at the time of such income inclusion.
Restricted Stock Units, Performance Awards, and Dividend Equivalents. Recipients of grants of restricted stock units, performance awards, or dividend equivalents (which we collectively refer to as “deferred awards”) will not incur any federal income tax liability at the time the awards are granted. Award holders will recognize ordinary income equal to (1) the amount of cash received under the terms of the award or, as applicable, (2) the fair market value of the shares received (determined as of the date of receipt) under the terms of the award. Payments of dividend equivalents received with respect to any deferred award will also be taxed as ordinary income. Cash or shares to be received pursuant to a deferred award generally become payable when applicable forfeiture restrictions lapse; however, if the terms of the award so provide, payment may be delayed until a later date to the extent permitted under applicable tax laws. Save-A-Lot generally will be entitled to an income tax deduction for any amounts included by the award holder as ordinary income at the time of such income inclusion. For awards that are payable in shares, a participant’s tax basis is equal to the fair market value of the shares at the time the shares become payable. Upon the sale of the shares, appreciation (or depreciation) after the shares are paid is treated as either short-term or long-term capital gain (or loss), depending on how long the shares have been held.
Other Stock Grants. As to other grants of shares of Save-A-Lot common stock made under the Save-A-Lot Stock Plan not subject to a substantial risk of forfeiture, the holder of the award must recognize ordinary income equal to the excess of (1) the fair market value of the shares received (determined as of the date of receipt) over (2) the amount (if any) paid for the shares by the holder of the award. Save-A-Lot generally will be entitled at that time to an income tax deduction for the same amount.
Delivery of Shares for Tax Obligation. Under the Save-A-Lot Stock Plan, the Committee may permit participants receiving or exercising awards, upon such terms and conditions as it may impose, to deliver shares of Save-A-Lot common stock (either shares received upon the receipt or exercise of the award or shares previously owned by the participant) to Save-A-Lot to satisfy federal, state, local, and other tax obligations.
Save-A-Lot Directors’ Deferred Compensation Plan
It is expected that, prior to the completion of the Separation, the Save-A-Lot board of directors will adopt, subject to the approval of Supervalu in its capacity as Save-A-Lot’s sole stockholder, the Save-A-Lot Directors’ Deferred Compensation Plan (which we refer to as the “Save-A-Lot DDCP”), which will become effective upon the consummation of the Distribution.
The following is a brief description of the principal features of the Save-A-Lot DDCP. This summary is subject to, and qualified in its entirety by reference to, the Save-A-Lot DDCP, which is attached as Exhibit 10.7 to the registration statement of which this Information Statement is a part.
Purpose
The Save-A-Lot DDCP allows eligible non-employee directors of Save-A-Lot to elect to defer all or a portion of the compensation payable to them for service on Save-A-Lot’s board of directors into unfunded bookkeeping accounts for payment to them in cash and/or common stock after they cease serving as a director. The Save-A-Lot DDCP also allows Save-A-Lot to make conditional awards of unfunded, book-entry common stock to eligible non-employee directors as compensation for their service as directors, with payment to be made to them in cash or common stock after they cease serving as a director. Under the Save-A-Lot DDCP, director compensation and conditional awards may be deferred until termination of service as a director or, subject to certain restrictions, such later date as may be specified by the director.
Administration

The Save-A-Lot DDCP will be administered by the Corporate Governance and Nominating Committee of the Save-A-Lot board of directors.
Eligibility
Any director who is not an employee of Save-A-Lot is eligible to participate in the Save-A-Lot DDCP.
Number of Shares
The maximum number of shares that may be credited under the Save-A-Lot DDCP will be       shares. The Corporate Governance and Nominating Committee will adjust the number of shares described above in the case of a stock dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares, issuance of warrants, or other rights or other similar corporate transaction or event that affects shares of Save-A-Lot common stock, to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the Save-A-Lot DDCP. The number of shares credited to an individual following such adjustment, however, will always be a whole number. Such adjustment will be made by the Corporate Governance and Nominating Committee or the Save-A-Lot board of directors and its determination in that respect will be final, binding, and conclusive.
Participation
An eligible non-employee director will become a participant in the Save-A-Lot DDCP beginning on the first day on which the individual is a director and is not at the same time an employee of Save-A-Lot or any affiliate.
Deferrals and Payments
Participants must timely submit deferral elections to the plan administrator for each calendar year in which they participate in the Save-A-Lot DDCP indicating the amount of fees to be deferred, the portion of fees to be credited to the deferred cash account and the deferred stock account, and the form and timing of future payment. Future payments may be made in the form of a single lump sum or 15 or fewer annual installments, and at any time after the participant’s termination as a director or, subject to certain conditions, a specified future date. If an election is not timely submitted for any calendar year, no director fees will be deferred for that calendar year. If the participant’s election is not clear as to time or form of payment, a single lump sum payment will be made in January after the calendar year in which the director leaves the Save-A-Lot board of directors.
If a director chooses to defer all or a portion of fees into a deferred cash account, interest is payable on the amount of deferred cash at an annual rate determined each calendar year equal to the 12-month rolling average of Moody’s Corporate Average Bond Index for the 12-month period ending in the month of October preceding the first day of the calendar year. Payment in cash is made from the cash account after the director leaves the Save-A-Lot board of directors, in accordance with the terms of the Save-A-Lot DDCP and, if applicable, the director’s payment election.
If a director chooses to defer fees into a deferred stock account, Save-A-Lot then will credit the director’s account with an additional amount equal to ten percent of the amount of fees the director has elected to defer and contribute the total amount in the director’s account to a grantor (“rabbi”) trust that uses the amount to purchase shares of Save-A-Lot common stock, which are then allocated to an account for the director under the trust. Each director is entitled to direct the trustee to vote all shares allocated to the director’s account in the trust. The common stock in each director’s deferred stock account will be distributed to the director after the director leaves the Save-A-Lot board of directors and, if applicable, in accordance with the directors’ payment election. Until that time, the trust assets remain subject to the claims of Save-A-Lot creditors. Dividends paid on the shares of common stock held in each of the directors’ accounts are used to purchase additional shares for these accounts each quarter. In addition to voluntary deferrals made by a director, Save-A-Lot may also award compensation to each director in the form of a deferred stock retainer that is automatically deferred into directors’ deferred stock accounts in the Save-A-Lot DDCP. Save-A-Lot determines the amount of the annual retainer (and any supplemental retainer) which is credited to directors’ deferred stock accounts. Annual retainers are credited once each calendar year as soon as administratively practicable following Save-A-Lot’s annual meeting of stockholders and after the end of any then-existing blackout period.
The deferred cash account and the deferred stock account of each participant are fully vested and nonforfeitable, except that if, after a deferred stock retainer for a particular year has been credited to a participant’s account, the participant leaves the Save-A-Lot board of directors prior to the next annual meeting of stockholders for any reason other than due to death or permanent disability, the participant will forfeit the prorated portion of that deferred stock retainer that represents the number of full calendar months that the director did not serve on the Save-A-Lot board of directors before the date of the next annual meeting of stockholders and any dividends credited on that number of shares.
Assumption of Accounts under the Supervalu Directors’ Deferred Compensation Plan

In connection with the Separation and the Distribution, the Supervalu and Save-A-Lot deferred stock units of Supervalu non-employee directors (as adjusted pursuant to the employee matters agreement) who resign from the Supervalu board of directors and become directors of Save-A-Lot upon the distribution will be transferred to the Save-A-Lot DDCP. Save-A-Lot is expected to assume liabilities in respect of such directors’ account balances and the assets contained in the Supervalu rabbi trust in respect of such directors’ account balances under the Supervalu Directors’ Deferred Compensation Plan are expected to be transferred to a corresponding Save-A-Lot rabbi trust. The common stock in each such director’s deferred stock account would be distributed to the director after the director leaves the Save-A-Lot board of directors and, if applicable, in accordance with the directors’ payment election. Until that time, the trust assets would remain subject to the claims of Save-A-Lot creditors. Following the Separation and the Distribution, Supervalu and the Supervalu Directors’ Deferred Compensation Plan will be relieved of any liability with respect to the deferrals of such Save-A-Lot directors. See “Certain Relationships and Related Party Transactions—Employee Matters Agreement” for more information about the allocation of assets and liabilities related to the Save-A-Lot DDCP.
Duration, Termination, and Amendment
Prior to a change of control (as defined in the Save-A-Lot DDCP), the Corporate Governance and Nominating Committee may unilaterally amend, prospectively or retroactively, or terminate the Save-A-Lot DDCP at any time and for any reason it considers sufficient without notice to any person affected by the Save-A-Lot DDCP; however, benefits payable to participants as of the amendment or termination date may not be diminished or delayed without consent of the participant. After a change of control, the Corporate Governance and Nominating Committee may unilaterally amend, prospectively or retroactively, or terminate the Save-A-Lot DDCP at any time and for any reason it considers sufficient without notice with respect to directors who become participants after the date of the change of control; however, it may only amend or terminate the Save-A-Lot DDCP with respect to directors who are participants on the date of the change of control if all benefits payable to directors who were participants on the date of the change in control have been paid in full and 80% of the participants consent to the amendment or termination.

OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the Separation, all of the outstanding shares of Save-A-Lot’s common stock will be owned by Supervalu. Immediately after the Distribution, we currently expect that Supervalu stockholders will directly or indirectly own approximately 60% of the shares of our common stock. Supervalu currently expects to retain approximately 40% of the outstanding shares of our common stock (including certain shares of our common stock held by a rabbi trust established by Supervalu to defease future payment obligations under Supervalu nonqualified deferred compensation plans) following the Distribution. Supervalu plans to dispose within 24 months of the Distribution of a portion of the retained Save-A-Lot stock sufficient to reduce Supervalu’s ownership of Save-A-Lot stock to 20% or less. Supervalu has no plans to acquire any additional Save-A-Lot common stock following the Distribution.

Following the Distribution, Save-A-Lot will have outstanding an aggregate of approximately       million shares of common stock based upon approximately       shares of Supervalu common stock outstanding on       , excluding treasury shares and assuming no exercise of Supervalu options but assuming vesting of certain restricted stock units prior to the Separation in accordance with their respective terms, and applying the distribution ratio of one share of our common stock for every       shares of Supervalu common stock held as of the record date.

The following table provides information with respect to the expected beneficial ownership of Save-A-Lot common stock by each of our stockholders who we believe will be a beneficial owner of more than five percent of Save-A-Lot outstanding common stock based on current publicly available information. Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
SUPERVALU INC.

The following table provides information with respect to the expected beneficial ownership of Save-A-Lot common stock by (a) each of Save-A-Lot’s expected directors; (b) each expected executive officer named in the Summary Compensation Table; and (c) all of Save-A-Lot’s expected executive officers and directors as a group.  Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. The address of each director and executive officer shown in the tables below is c/o       , Attention: Corporate Secretary,       .

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Beneficial Ownership
Eric A. Claus
Michael D. Collins
Nancy Chagares

All directors and officers as a group ( persons)
* Indicates that the percentage of beneficial ownership of the director or executive officer does not exceed 1% of outstanding common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with Supervalu
Following the Distribution, Save-A-Lot and Supervalu will operate separately, each as an independent public company. Upon completion of the Distribution, we currently expect that Supervalu stockholders will directly own approximately 60% of the outstanding shares of common stock of Save-A-Lot and that Supervalu will retain approximately 40% of the outstanding shares of common stock of Save-A-Lot. Supervalu plans to dispose within 24 months of the Distribution of a portion of the retained Save-A-Lot stock sufficient to reduce Supervalu’s ownership of Save-A-Lot stock to 20% or less. Supervalu has no plans to acquire any additional Save-A-Lot common stock following the Distribution.
In connection with the Distribution, Save-A-Lot will enter into a separation agreement and a distribution agreement with Supervalu, which are referred to in this Information Statement together as the “separation and distribution agreement.” In connection with the Distribution, Save-A-Lot will also enter into various other agreements to effect the Separation and the Distribution and provide a framework for its relationship with Supervalu after the Separation and the Distribution, such as a services agreement, a tax matters agreement, an employee matters agreement and a stockholder’s agreement. These agreements will provide for the allocation between Save-A-Lot and Supervalu of Supervalu’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Save-A-Lot’s separation from Supervalu, and will govern certain relationships between Save-A-Lot and Supervalu after the Separation and the Distribution. The agreements noted above will be filed as exhibits to the registration statement on Form 10 of which this Information Statement is a part.
The following summaries of each of the agreements noted above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Information Statement. When used in this section, “distribution date” refers to the date on which Supervalu distributes Save-A-Lot’s common stock to the holders of Supervalu common stock.
Separation and Distribution Agreement
Save-A-Lot intends to enter into a separation and distribution agreement with Supervalu before the Distribution of our common stock to Supervalu stockholders. The separation and distribution agreement will set forth our agreements with Supervalu regarding the principal actions needed to be taken in connection with our separation from Supervalu. It will also set forth other agreements that govern certain aspects of our relationship with Supervalu following the Separation.
Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will identify certain transfers of assets and assumptions of liabilities, comprising the internal restructuring, that are necessary in advance of our separation from Supervalu so that each of Save-A-Lot and Supervalu retains both the assets of, and the liabilities associated with, our respective businesses. The separation and distribution agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between Save-A-Lot and Supervalu and its affiliates.
Effective on the distribution date, all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, including intercompany indebtedness and intercompany work orders, between us and our subsidiaries and other affiliates, on the one hand, and Supervalu and its other subsidiaries and affiliates, on the other hand, will terminate, except for certain agreements and arrangements that are intended to survive the Distribution.
Cash Payments. The separation and distribution agreement will provide that, in connection with the Separation and the contribution of certain assets to Save-A-Lot by Supervalu, including 100% of Supervalu’s equity interest in Moran and the Save-A-Lot distribution assets, pursuant thereto, prior to the Distribution, Save-A-Lot will make a cash payment of $       , less certain fees and expenses, to Supervalu ($       of which will be funded by the net proceeds of a new borrowing by Save-A-Lot under       ).
The Distribution. The separation and distribution agreement will govern the rights and obligations of the parties regarding the proposed Distribution following the completion of the Separation. On the distribution date, Supervalu currently expects to distribute to its stockholders that hold Supervalu common stock as of the record date for the Distribution approximately 60% of the issued and outstanding shares of Save-A-Lot’s common stock on a pro rata basis. Stockholders will receive cash in lieu of any fractional shares.
Conditions to the Distribution. The separation and distribution agreement will provide that the Distribution is subject to satisfaction (or waiver by Supervalu) of certain conditions. For further information regarding these conditions, see “The Separation and Distribution—Conditions to the Distribution” beginning on page 45. Supervalu has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the Separation and, to the extent it determines to so proceed, to determine the record date for the Distribution, the distribution date and the distribution ratio. The separation and distribution agreement will provide that the Separation may be terminated, and the Separation may be modified or abandoned, at any time prior to the distribution date.
Claims. In general, each party to the separation and distribution agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.
Releases. The separation and distribution agreement will provide that Save-A-Lot and its affiliates will release and discharge Supervalu and its affiliates from all liabilities assumed by Save-A-Lot as part of the Separation, from all acts and events occurring or failing to occur, and all conditions existing, on or before the distribution date relating to Save-A-Lot’s business, and from all liabilities existing or arising in connection with the implementation of the Separation, except as expressly set forth in the separation and distribution agreement. Supervalu and its affiliates will release and discharge Save-A-Lot and its affiliates from all liabilities retained by Supervalu and its affiliates as part of the Separation and from all liabilities existing or arising in connection with the implementation of the Separation, except as expressly set forth in the separation and distribution agreement.
These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the Separation, which agreements include, but are not limited to, the separation and distribution agreement, the services agreement, the tax matters agreement, the employee matters agreement, the stockholder’s agreement and certain other agreements, including the transfer documents in connection with the Separation.
Indemnification. Save-A-Lot and Supervalu will agree to indemnify each other and each of our respective affiliates, former, current and future directors, officers and employees, and the heirs, executors, successors and assigns of each of the foregoing against certain liabilities in connection with the Separation and our respective businesses. Under the separation and distribution agreement, Save-A-Lot will agree to indemnify Supervalu from and against all liabilities relating to, arising out of, or resulting from any guarantee or indemnification for the benefit of Save-A-Lot by Supervalu that survives the Distribution.
The amount of any party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party after being indemnified. The separation and distribution agreement will also specify procedures with respect to claims subject to indemnification and related matters.
Services Agreement
Prior to the Distribution, Save-A-Lot will enter into a services agreement with Supervalu, pursuant to which Supervalu or certain of its subsidiaries will provide us with certain services including to help ensure an orderly transition following the Distribution.
The services agreement will generally provide for an initial term of eight years.
The services will be provided substantially in the manner and at the level of service similar to that immediately prior to the Distribution. The charge for these services will be intended to allow Supervalu to at least recover its costs incurred in providing those services.
The services agreement generally will require us to indemnify Supervalu and its subsidiaries and affiliates from and against any losses or other liabilities or charges incurred by Supervalu or its subsidiaries or affiliates in connection with providing the services, unless caused by willful misconduct or gross negligence of Supervalu or its subsidiaries or affiliates.
Each party will have certain termination rights under the services agreement if the other party materially breaches any of its obligations under the agreement after notice and opportunity to cure.
Save-A-Lot has not yet finalized the schedule of services Supervalu will provide us under the services agreement. A description of such services will be included in an amendment to this Information Statement.
Tax Matters Agreement
In connection with the Separation, Supervalu and Save-A-Lot will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including taxes arising in the ordinary course of business and taxes that are incurred as a result of the Distribution and restructuring activities related thereto), tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and assistance and cooperation in respect of tax matters.

Employee Matters Agreement
Prior to the Separation and the Distribution, Supervalu and Save-A-Lot will enter into an employee matters agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company.
Unless otherwise specified, Supervalu will be responsible for liabilities associated with employees who will be employed by Supervalu following the Separation and the Distribution, former employees whose last employment was with the Supervalu businesses, and certain specified current and former corporate employees (whom we collectively refer to as the “Supervalu allocated employees”) and Save-A-Lot will be responsible for liabilities associated with employees who will be employed by Save-A-Lot following the Separation and the Distribution, former employees whose last employment was with the Save-A-Lot business, and certain specified current and former corporate employees (whom we collectively refer to as the “Save-A-Lot allocated employees”).
Transfer of Employees. The employee matters agreement will provide that, prior to the Separation and the Distribution, all Save-A-Lot allocated employees will be transferred to Save-A-Lot to the extent not already employed by Save-A-Lot or its subsidiaries. The transfer of Save-A-Lot allocated employees to Save-A-Lot will not constitute a separation from service for purposes of any applicable laws, employment policies or procedures, employee benefit plans or severance programs.
Employee Benefits. Save-A-Lot allocated employees will be eligible to participate in Save-A-Lot benefit plans as of the Distribution in accordance with the terms and conditions of the Save-A-Lot plans as in effect from time to time.
In general, Save-A-Lot will credit each Save-A-Lot allocated employee with his or her service with Supervalu prior to the Distribution for all purposes under the Save-A-Lot benefit plans to the same extent such service was recognized by Supervalu for similar purposes and so long as such crediting does not result in a duplication of benefits.
We currently expect that, in connection with the Separation, Supervalu will retain all defined benefit pension and other postretirement medical obligations (whether related to Supervalu allocated employees or Save-A-Lot allocated employees).
Equity Compensation Awards. The employee matters agreement will provide for the conversion of the outstanding awards granted under Supervalu’s equity compensation plans into adjusted awards relating to shares of Supervalu, Save-A-Lot, or both. The adjusted awards generally will be subject to the same vesting conditions and other terms that applied to the original Supervalu award immediately before the Distribution.
Each Supervalu option that is held by a Supervalu allocated employee will be converted into both an adjusted Supervalu option and a Save-A-Lot option. The exercise price and number of shares subject to each option will be adjusted to preserve the aggregate intrinsic value of the original Supervalu option, as measured immediately before and immediately after the Distribution, subject to rounding. Each Supervalu option that is held by a Save-A-Lot allocated employee will be converted into a Save-A-Lot option, with the exercise price and number of shares subject to the option adjusted to preserve the aggregate intrinsic value of the original Supervalu option as measured immediately before and immediately after the Distribution, subject to rounding.
Holders of Supervalu restricted stock and restricted stock unit awards who are Supervalu allocated employees will retain those awards and also will receive a Save-A-Lot award covering a number of shares of Save-A-Lot common stock that reflects the Distribution to Supervalu stockholders, determined by applying the distribution ratio to the Supervalu awards as though they were actual shares of Supervalu common stock. Holders of Supervalu restricted stock and restricted stock unit awards who are Save-A-Lot allocated employees will receive corresponding Save-A-Lot awards, with the number of shares adjusted to preserve the aggregate value of the original Supervalu award as measured immediately before and immediately after the Separation, subject to rounding.
Prior to the effectiveness of the registration statement of which this information statement is a part, Supervalu will determine the treatment of performance share unit awards granted in April 2016 in the separation, and such treatment will be described in a subsequent amendment to this information statement.
Non-employee directors of Supervalu who hold Supervalu deferred stock unit awards under the Supervalu Directors’ Deferred Compensation Plan will retain those awards and will also receive a Save-A-Lot deferred stock unit award covering a number of shares of Save-A-Lot common stock that reflects the distribution to Supervalu stockholders, determined by applying the distribution ratio to the Supervalu awards as though they were actual shares of Supervalu common stock. In connection with the Separation and the Distribution, the Supervalu and Save-A-Lot deferred stock units of Supervalu non-employee directors who resign from the Supervalu Board of Directors and become directors of Save-A-Lot upon the Distribution will be transferred to the Save-A-Lot Directors’ Deferred Compensation Plan, which is described in further detail in “Executive Compensation—Save-A-Lot Directors’ Deferred Compensation Plan.”
Stockholder’s Agreement
In connection with the Distribution, Save-A-Lot intends to enter into a stockholder’s agreement with Supervalu. Pursuant to the stockholder’s agreement, Save-A-Lot will be required to nominate a number of individuals designated by Supervalu (each, a “Supervalu Designee”) for election as our directors at any meeting of our stockholders which is proportionate to Supervalu’s ownership interest in Save-A-Lot (rounded down to the nearest whole number that represents a proportion of director representation that is less than or equal to Supervalu’s percentage interest). The stockholder’s agreement will also provide that so long as Supervalu owns more than 20% of Save-A-Lot’s outstanding shares, Save-A-Lot will include at least one Supervalu Designee on each committee of our board of directors, subject to the rules of the NYSE, and Supervalu would have a veto right over changes to the size of our board of directors. Further, Supervalu will have the right to receive specified non-public financial and other information from Save-A-Lot, subject to potential antitrust and securities law constraints, until the time that it holds less than a specified percentage of Save-A-Lot’s outstanding shares.
The stockholder’s agreement will also provide for customary registration rights in favor of Supervalu, pursuant to which Save-A-Lot will agree that, upon the request of Supervalu, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Supervalu.
See “Risk Factors—Risks Related to the Separation and Save-A-Lot’s Relationship with Supervalu—Supervalu will be our principal stockholder immediately following the Distribution. As a result, it will exert significant influence over us and its interests may not coincide with yours.”
Procedures for Approval of Related Party Transactions
Save-A-Lot’s board of directors is expected to adopt a written policy and procedures for the review, approval and ratification of transactions, arrangements or relationships to which we are a party and the aggregate amount involved in the transaction will or may be expected to exceed $120,000 (in dollars) if any director, director nominee, executive officer, greater-than-five percent beneficial owner or their respective immediate family members have or will have a direct or indirect material interest (a “covered transaction”). The policy is expected to be substantially similar to that of Supervalu, and to provide that disinterested members of the Audit Committee will review covered transactions that are subject to the policy and determine whether to approve or ratify such covered transactions.
It is expected that, in determining whether to authorize, approve or ratify any such transaction, the Audit Committee shall use any process and review any information that it determines is reasonable in light of the circumstances in order to determine if a covered transaction is fair and reasonable and on terms no less favorable to Save-A-Lot than could be obtained in a comparable arm’s length transaction with an unrelated third party to Save-A-Lot.
The Audit Committee may, but shall not be required to, seek bids, quotes or independent valuations from unaffiliated third parties sufficient to enable the Audit Committee to assess the fairness of the covered transaction to Save-A-Lot.
It is expected that the policy will require that related party transactions will be disclosed in Save-A-Lot’s applicable filings to the extent required by the Securities Act of 1933 and the Securities Exchange Act of 1934 and related rules. Furthermore, the policy will provide that any related party transactions will be disclosed to the full Save-A-Lot board of directors.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION
The following is a discussion of the material U.S. federal income tax consequences of the Distribution to “U.S. holders” and “non-U.S. holders” (each as defined below) of Supervalu common stock. This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this Information Statement, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion applies only to U.S. holders and non-U.S. holders of shares of Supervalu common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the Distribution, together with certain related transactions, will be consummated in accordance with the separation and distribution agreement and the other Separation-related agreements and as described in this Information Statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) that hold Supervalu common stock, pass-through entities (or investors therein), traders in securities who elect to apply a mark-to-market method of accounting, stockholders who hold Supervalu common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive shares of Supervalu or Save-A-Lot common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for the alternative minimum tax or any holders who actually or constructively own five percent or more of Supervalu common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered in connection therewith), nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.
If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Supervalu common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Supervalu common stock that are partnerships and partners in such partnerships should consult their own tax advisors about the U.S. federal income tax consequences of the Distribution.
For purposes of this discussion, a “U.S. holder” is any beneficial owner of Supervalu common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (b) that has a valid election in place under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of Supervalu common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.
The Distribution will not be eligible for treatment as a tax-free distribution for U.S. federal income tax purposes. Accordingly, the Separation will be treated as if Supervalu had distributed to each Supervalu stockholder an amount equal to the fair market value of the Save-A-Lot common stock received by such stockholder (including any fractional share deemed received by such stockholder, as described below), determined as of the date of the Distribution (such amount, the “Distribution Amount”). The discussion below describes the U.S. federal income tax consequences to holders of Supervalu common stock upon the receipt of Save-A-Lot common stock in the Separation.
It is intended that Supervalu will recognize gain with respect to certain assets transferred to Save-A-Lot, most of which gain would, in general, be intended to be offset against Supervalu’s existing capital loss, and that Save-A-Lot would obtain a corresponding increase in the tax basis of its assets. It is intended that such a tax basis increase, if it is obtained, would give rise to depreciation and amortization deductions to Save-A-Lot which may be used to reduce the taxable income of Save-A-Lot in taxable periods after the Distribution. Supervalu is seeking a private letter ruling from the IRS to confirm certain of those conclusions relating to the tax treatment of Supervalu and Save-A-Lot. There can be no assurance that Supervalu will receive such private letter ruling or that such private letter ruling, if received, will contain the rulings sought by Supervalu.
The IRS private letter ruling will be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Supervalu and Save-A-Lot, including those relating to the past and future conduct of Supervalu and Save-A-Lot. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if Supervalu or Save-A-Lot breaches any of its respective covenants relating to the IRS private letter ruling, such IRS private letter ruling may be invalid and the conclusions reached therein could be jeopardized. The IRS private letter ruling will not address all the issues that are relevant to the U.S. federal income tax treatment of the Separation and the Distribution. Accordingly, notwithstanding receipt of the IRS private letter ruling, there can be no assurance that the IRS will not assert that the Separation, the Distribution and/or certain related transactions do not qualify for their intended U.S. federal income tax treatment or that a court would not sustain such a challenge. If the IRS were successful in any such challenge, Save-A-Lot could fail to obtain its intended increase in tax basis in its assets and corresponding depreciation and amortization deductions.
U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders
The Distribution Amount received by a U.S. holder will be treated as a taxable dividend to the extent of such U.S. holder’s share of current or accumulated earnings and profits of Supervalu for the taxable year of the Distribution. Such taxable dividend may be taxed at reduced rates to certain non-corporate U.S. holders, including individuals and other non-corporate U.S. holders whose holding period in Supervalu common stock exceeds 60 days as of the distribution date, subject to certain exceptions. Subject to certain limitations under the Code, corporate U.S. holders may be eligible for the dividends-received deduction with respect to such taxable dividend.
To the extent that the Distribution Amount received by a U.S. holder exceeds such U.S. holder’s share of Supervalu’s current and accumulated earnings and profits for the taxable year of the Distribution, any such excess will generally be treated as a return of capital and will not be taxable to a U.S. holder to the extent of such U.S. holder’s adjusted tax basis in its Supervalu shares. Any portion of the Distribution Amount that is treated as a nontaxable return of capital will reduce the adjusted tax basis of the U.S. holder’s Supervalu shares.
To the extent that any such excess portion of the Distribution Amount received by a U.S. holder exceeds such U.S. holder’s adjusted tax basis in its Supervalu shares, such excess will be treated as capital gain recognized on a sale or exchange of such Supervalu shares. Any such gain will be long-term capital gain if the U.S. holder’s holding period for the Supervalu shares exceeds one year. Reduced tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals).
A U.S. holder’s tax basis in Save-A-Lot common stock received in the Distribution (including any fractional shares deemed to be received) generally will equal the fair market value of such shares on the distribution date, and the holding period for such shares will begin the day after the distribution date.

Any cash received by a U.S. holder in lieu of a fractional share of Save-A-Lot common stock should be treated as if such fractional share had been (i) received by the U.S. holder as part of the Distribution and then (ii) sold by such U.S. holder for the amount of cash received or treated as if such cash was distributed by Supervalu to the U.S. holder. In the former case, because the basis of the fractional share deemed received by a U.S. holder in the Distribution will equal the fair market value of such fractional share on the distribution date, a stockholder of Supervalu generally should not recognize additional gain or loss on the transaction described in (ii) of the preceding sentence unless the fractional share is sold at a price different from its fair market value on the distribution date.
The distribution of Save-A-Lot common stock and any payment of cash to a U.S. holder of Supervalu shares in lieu of fractional shares of Save-A-Lot common stock may be subject to information reporting and backup withholding (currently at a rate of 28%), unless, in the case of backup withholding, such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely supplied to the IRS.
U.S. Federal Income Tax Consequences of the Distribution to Non-U.S. Holders
The portion of the Distribution Amount received by a non-U.S. holder that is (1) a dividend (as determined for U.S. federal income tax purposes based on such non-U.S. holder’s share of current and accumulated earnings and profits of Supervalu for the taxable year of the Distribution, as discussed above under “U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders”), and (2) not effectively connected with a U.S. trade or business of the non-U.S. holder, will be treated as a dividend that is subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty.
If Supervalu cannot determine on the distribution date whether the Distribution Amount will exceed its current and accumulated earnings and profits, the entire Distribution will be subject to withholding at the rate applicable to ordinary dividends, as described above. Supervalu or other applicable withholding agents will collect the amount subject to withholding by reducing to cash for remittance to the IRS a sufficient portion of shares of Save-A-Lot common stock that such non-U.S. holder would otherwise receive, and such holder may bear brokerage or other costs for this withholding procedure. A non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the non-U.S. holder’s U.S. tax liability for the year in which the Separation occurred.
The portion of the Distribution Amount received by a non-U.S. holder which portion is (1) a capital gain (determined as discussed above under “U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders”), (2) not effectively connected with a U.S. trade or business of the non-U.S. holder, and (3) not received by a non-U.S. holder that is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year in which such gain is recognized and has a “tax home” in the United States, will generally not be subject to U.S. federal income or withholding tax.
In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of Supervalu common stock. In cases where any dividend or gain from a non-U.S. holder’s investment in Supervalu common stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax as if such holder were a U.S. person, as described above under “U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders.” Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.
Any non-U.S. holder that is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year of the Distribution and has a “tax home” in the United States generally will be subject to U.S. federal income tax on any gain from the Distribution at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), which gain may be offset by U.S.-source capital losses of the non-U.S. holder, if such holder timely files U.S. federal income tax returns with respect to such losses.
In general, Save-A-Lot common stock and/or any cash received in lieu of fractional shares of Save-A-Lot common stock received in the Distribution by a non-U.S. holder that is received in the United States or through certain financial intermediaries with certain U.S. connections may be subject to information reporting and backup withholding unless, in the case of backup withholding, such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures (such as providing a valid IRS Form W-8-BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI or otherwise establishing an exemption), and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.
Determination of the Tax Impact of the Distribution
Although Supervalu will report a value for the Save-A-Lot common stock distributed in the Distribution, this valuation will not be binding on the IRS or any other tax authority. These taxing authorities could ascribe a higher valuation to the distributed Save-A-Lot common stock, particularly if, following the Distribution, those shares of common stock trade at prices significantly above the value for those shares reported by Supervalu. Such a higher valuation may affect the Distribution Amount and thus the tax consequences of the Distribution to Supervalu’s stockholders.
The actual tax impact of the Distribution will be affected by a number of factors that are unknown at this time, including Supervalu’s earnings and profits for its taxable year in which the Distribution occurs (including earnings and profits as a result of the gain Supervalu recognizes in the Distribution) and the fair market value of Save-A-Lot common stock on the distribution date. Thus, a definitive calculation of the U.S. federal income tax impact of the Distribution will not be possible until after the end of such taxable year.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS
Save-A-Lot intends to enter into certain financing arrangements prior to or concurrently with the Separation. We currently expect that Save-A-Lot will incur $400 to $500 of long-term debt prior to the Distribution, the net proceeds of which Save-A-Lot will distribute to Supervalu prior to the Distribution. See “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement.”
The amount and type of financing arrangements that we plan to enter into prior to the Separation are subject to negotiation and market conditions. We cannot be certain the financing arrangements described above will not be changed or supplemented.

DESCRIPTION OF CAPITAL STOCK
Save-A-Lot’s certificate of incorporation and bylaws will be amended and restated prior to the Separation. The following is a summary of the material terms of Save-A-Lot’s capital stock that are expected to be contained in the amended and restated certificate of incorporation and bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the Distribution, which you must read for complete information on Save-A-Lot’s capital stock as of the time of the Distribution and which are incorporated by reference into this Information Statement. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the Distribution, will be included as exhibits to Save-A-Lot’s registration statement on Form 10, of which this Information Statement forms a part. The summaries and descriptions below do not purport to be complete statements of the Delaware General Corporation Law (“DGCL”).
General
Prior to the Distribution, our board of directors and Supervalu, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation and amended and restated bylaws. Under our amended and restated certificate of incorporation, authorized capital stock will consist of       million shares of our common stock, par value $0.01 per share, and        million shares of our preferred stock.
Common Stock
We estimate that approximately       shares of our common stock will be issued and outstanding immediately after the Distribution, based on the number of shares of Supervalu common stock that we expect will be outstanding as of the record date, and applying the distribution ratio of one share of our common stock for every       shares of Supervalu common stock. The actual number of shares of our common stock outstanding following the Distribution will be determined on       , the record date.
Dividend Rights. Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by our board of directors.
Voting Rights. Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our amended and restated certificate of incorporation will not provide for cumulative voting in the election of directors.
Liquidation. If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in the assets of Save-A-Lot available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.
Other Rights. All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the Distribution also will be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.
Preferred Stock
Under our amended and restated certificate of incorporation and subject to the limitations prescribed by law, our board of directors may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “—Anti-Takeover Effects of Various Provisions of Delaware Law and Save-A-Lot’s Certificate of Incorporation and Bylaws.”
Our preferred stock will, when issued, be fully paid and nonassessable. When and if we issue additional shares or series of preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.
Series A Preferred Stock
Prior to the completion of the Distribution, one or more third-party investors unrelated to Supervalu will acquire all of the shares of redeemable Series A (non-voting) cumulative perpetual preferred stock (the “Series A preferred stock”) newly issued by Save-A-Lot. The terms of the Series A preferred stock are subject to ongoing negotiation. We cannot be certain the terms described below will not be changed or supplemented.

We currently expect that the Series A preferred stock will be designated as Series A cumulative perpetual preferred stock having an aggregate liquidation preference currently estimated of approximately $5 million to $20 million, plus accrued but unpaid dividends. The Series A preferred stock is not expected to have voting rights (except as required by law and with respect to certain fundamental changes in the terms of the Series A preferred stock) or rights to appoint any of our directors. In addition, the Series A preferred stock is expected to pay an annual cash dividend equal to       % of the liquidation preference per share of the Series A preferred stock. The Series A preferred stock will not be convertible. We expect that Save-A-Lot will have the right to redeem the Series A preferred stock upon the five-year anniversary of the date of the issuance, and each holder of the Series A preferred stock will have the right to require Save-A-Lot to redeem its shares upon the maturity of the Series A preferred stock, which will be at least seven years after the date of the issuance. We expect that the Series A preferred stock will not have creditors’ rights.
Anti-Takeover Effects of Various Provisions of Delaware Law and Save-A-Lot’s Certificate of Incorporation and Bylaws
Provisions of the DGCL and Save-A-Lot’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a party to acquire Save-A-Lot by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, including those summarized below, may discourage certain types of coercive takeover practices and takeover bids that Save-A-Lot’s board of directors may consider inadequate and to encourage persons seeking to acquire control of Save-A-Lot to first negotiate with Save-A-Lot’s board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Save-A-Lot outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute. Save-A-Lot will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Save-A-Lot’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Save-A-Lot’s stockholders.
Classified Board. Save-A-Lot’s amended and restated certificate of incorporation and amended and restated bylaws will provide that Save-A-Lot’s board of directors will be divided into three classes. At the time of the Distribution, Save-A-Lot’s board of directors will be divided into three classes, each comprised of       directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the Distribution, which Save-A-Lot expects to hold in       . The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which Save-A-Lot expects to hold in       , and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which Save-A-Lot expects to hold in       . Commencing with the first annual meeting of stockholders following the Distribution, which Save-A-Lot expects to hold in       , directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Under the classified board provisions, it would take at least two elections of directors for any individual or group to gain control of Save-A-Lot’s board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Save-A-Lot.
As will be required by Save-A-Lot’s amended and restated certificate of incorporation, at Save-A-Lot’s       annual meeting, the third annual meeting following the Distribution, Save-A-Lot will submit to its stockholders a proposal to amend its certificate of incorporation that will provide for the staged declassification of our board of directors.
Removal of Directors. Save-A-Lot’s amended and restated certificate of incorporation and amended and restated bylaws will provide that, for so long as our board of directors is classified, stockholders may remove Save-A-Lot’s directors only for cause, by an affirmative vote of holders of at least a majority of Save-A-Lot’s voting stock then outstanding. If Save-A-Lot stockholders approve Save-A-Lot’s staged declassification proposal at the        annual meeting, Save-A-Lot’s amended and restated certificate of incorporation will be amended to provide that, beginning at the        annual meeting, our stockholders may remove our directors with or without cause by an affirmative vote of at least a majority of Save-A-Lot’s voting stock then outstanding.

Size of Board and Vacancies. Save-A-Lot’s amended and restated bylaws will provide that the number of directors on Save-A-Lot’s board of directors will be fixed exclusively by Save-A-Lot’s board of directors. Any vacancies created in Save-A-Lot’s board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Save-A-Lot’s board of directors will be appointed for the remainder of the term of the class of directors in which the vacancy was created and until his or her successor has been elected and qualified.
Stockholder Action by Written Consent. Save-A-Lot’s amended and restated certificate of incorporation will expressly eliminate the right of Save-A-Lot’s stockholders to act by written consent. Stockholder action may only take place at an annual or a special meeting of Save-A-Lot stockholders.
Stockholders’ Meetings. Save-A-Lot’s amended and restated bylaws will provide that, subject to applicable procedural requirements, special meetings may be called by the chairman of the board of directors, the board of directors or the chief executive officer.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Save-A-Lot’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.
No Cumulative Voting. The DGCL provides that stockholders do not have the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Save-A-Lot’s amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock. The authority that Save-A-Lot’s board of directors will possess pursuant to Save-A-Lot’s amended and restated certificate of incorporation to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Save-A-Lot through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Save-A-Lot’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Amendments to Certificate of Incorporation. Save-A-Lot’s amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 75% of Save-A-Lot’s voting stock then outstanding is required to amend certain provisions relating to business combinations involving holders of five percent or more of Save-A-Lot’s outstanding common stock.
Amendments to Bylaws. Save-A-Lot’s amended and restated bylaws will provide that they may be amended by Save-A-Lot’s board of directors or by the affirmative vote of holders of a majority of Save-A-Lot’s voting stock then outstanding, except that the affirmative vote of holders of at least 75% of Save-A-Lot’s voting stock then outstanding is required to amend certain provisions relating to the number, term, classification, election and removal of Save-A-Lot’s directors, the filling of its board vacancies, the calling of special meetings of stockholders, stockholder action by written consent and director and officer indemnification.
Stock Exchange Listing
We intend to apply for authorization to list Save-A-Lot’s common stock on the NYSE under the ticker symbol “     .”
Limitation on Liability, Indemnification of Officers and Directors and Insurance
Elimination of Liability of Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Save-A-Lot’s amended and restated certificate of incorporation will include such an exculpation provision. Save-A-Lot’s amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to Save-A-Lot and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. While our amended and restated certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it will not eliminate this duty. Accordingly, our amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our amended and restated certificate of incorporation described above apply to an officer of Save-A-Lot only if he or she is a director of Save-A-Lot and is acting in his or her capacity as director, and do not apply to officers of Save-A-Lot who are not directors.
Indemnification of Directors, Officers and Employees. Our amended and restated bylaws will require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or officer or, while a director or officer of Save-A-Lot, is or was serving at our request in a fiduciary capacity with another enterprise (including any corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity and any employee benefit plan), to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, U.S. Employee Retirement Income Security Act of 1974, as amended, excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service. Pursuant to our amended and restated bylaws, Save-A-Lot may indemnify any employee or agent of Save-A-Lot, to the extent he or she is threatened to be made a party to, or was otherwise involved in, a legal proceeding while acting at Save-A-Lot’s request in a fiduciary capacity, to the fullest extent authorized by the DGCL. We will be authorized under our amended and restated bylaws to carry directors’ and officers’ insurance protecting us, or any director, officer or, if applicable, employee of ours, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL. We may, to the extent authorized from time to time, indemnify any of our agents to the fullest extent permitted with respect to directors, officers and employees in our amended and restated bylaws.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.
By its terms, the indemnification that will be provided for in our amended and restated bylaws is not exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of our amended and restated certificate of incorporation or amended and restated bylaws or otherwise. Any amendment, alteration or repeal of our amended and restated bylaws’ indemnification provisions is, by the terms of our amended and restated bylaws, prospective only and will not adversely affect the rights of any indemnitee in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.
Exclusive Forum
Save-A-Lot’s amended and restated certificate of incorporation will provide that unless Save-A-Lot consents in writing to the selection of an alternative forum, the state courts located within the State of Delaware will be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Save-A-Lot; (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Save-A-Lot to Save-A-Lot or Save-A-Lot’s stockholders; (c) any action asserting a claim against Save-A-Lot or any director or officer or other employee of Save-A-Lot arising pursuant to any provision of the DGCL or Save-A-Lot’s amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended from time to time); or (d) any action asserting a claim against Save-A-Lot or any director or officer or other employee of Save-A-Lot governed by the internal affairs doctrine. If, however, no state court within the State of Delaware has jurisdiction, the action may be brought in the U.S. District Court for the District of Delaware.
Transfer Agent and Registrar
The distribution agent, transfer agent and registrar for our common stock is         .

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
(in millions, except per share data)
Overview
The following Unaudited Pro Forma Combined Financial Statements of Save-A-Lot consist of the Unaudited Pro Forma Combined Statements of Earnings for the 16 weeks ended June 18, 2016 and for the fiscal year ended February 27, 2016 and an Unaudited Pro Forma Combined Balance Sheet as of June 18, 2016.
The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with “Capitalization,” “Selected Historical Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and our historical combined financial statements included elsewhere in this Information Statement.
The Unaudited Pro Forma Combined Financial Statements, prepared in accordance with Article 11 of Regulation S-X, have been derived from Supervalu’s historical combined financial statements of Save-A-Lot, after giving effect to transactions contemplated by the Separation and the Distribution and reflect the following:

•
the separation of the assets (including the equity interest of certain subsidiaries) and liabilities related to Supervalu’s hard discount business from Supervalu and the transfer of those assets (including the equity interest of certain subsidiaries) and liabilities to Save-A-Lot;

•	the issuance of the common stock of Save-A-Lot;

•	the issuance of shares of % Series A (non-voting) cumulative perpetual preferred stock by Save-A-Lot;

•	the incurrence of $ of indebtedness at an interest rate of %;

•	a cash distribution to Supervalu;

•	the removal of certain historically allocated costs and costs related to liabilities that will be contractually retained by Supervalu;

•	the impact of the services agreement with Supervalu; and

•	the recording of the income tax effects of the Separation and the Distribution.
Basis of Presentation
The Unaudited Pro Forma Combined Financial Statements are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Separation and the Distribution occurred as of the beginning of the full fiscal year presented. In addition, the Unaudited Pro Forma Combined Financial Statements are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impact of events directly attributable to the Separation and the Distribution, that are factually supportable, and for purposes of the statement of operations, that are expected to have a continuing impact on the operations of Save-A-Lot. However, such adjustments are subject to change based on the finalization of the terms of the Separation and the Distribution.
The Unaudited Pro Forma Combined Statements of Earnings for the 16 weeks ended June 18, 2016 and for the fiscal year ended February 27, 2016 reflect our results as if the Separation, the Distribution and related transactions described below had occurred on February 28, 2016 (the first day of our fiscal year ended February 25, 2017). The Unaudited Pro Forma Combined Balance Sheet as of June 18, 2016 reflects our financial position as if the Separation and the Distribution, and related transactions described below, had occurred as of such date.
The operating expenses reported in our historical Combined Statements of Earnings include allocations of certain Supervalu costs. These costs include allocations of Supervalu corporate costs, shared services and other operating and administration costs that benefit Save-A-Lot.
Other Matters
We expect to recognize non-recurring transition and Separation costs, which are currently estimated to range from approximately $       to $       . These costs, which have not been included in the Unaudited Pro Forma Combined Financial Statements, are expected to include, among other things, financial and legal advisers’ costs, contract consents and breakage, licenses, other costs, and incremental compensation and other employee-related costs that are directly related to the transition and Separation. These estimated costs could materially change due to the scope, complexity and timing of these activities. These costs are excluded from our Unaudited Pro Forma Combined Financial Statements because they are not expected to have an ongoing impact on our operating results; and they include projected amounts based on subjective estimates and are not considered to be factually supportable. We anticipate that substantially all of these costs will be incurred within the months surrounding the Distribution.

We currently estimate that the incremental costs we will incur from being a stand-alone public company will range from approximately $       to $       . We have not adjusted the accompanying Unaudited Pro Forma Combined Statements of Earnings for these estimated costs because the amounts could vary and are projected based on subjective estimates that could vary due to the nature of these costs. We anticipate that substantially all of these costs will start to be incurred within months of the Distribution. These costs primarily relate to the following: (i) stand-alone public company costs, such as accounting, tax, legal and other professional costs; and (ii) compensation and other employee-related costs, such as modifications to certain incentive compensation programs.
Our cash balance is subject to adjustments immediately preceding the Separation and the Distribution due to changes in our cash management approach. The pro forma financial statements do not reflect any impact of those adjustments because such amounts at the distribution date are not currently determinable and would represent a financial projection. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Management Approach” for additional information.

SAVE-A-LOT
Unaudited Pro Forma Combined Statements of Earnings
(in millions, except per share data)

	First Quarter Ended June 18, 2016 (16 weeks)				Fiscal Year Ended February 27, 2016 (52 weeks)
	Historical	Pro Forma Adjustments	Note	Pro Forma	Historical	Pro Forma Adjustments	Note	Pro Forma
Net sales	$1,432				$4,623
Cost of sales	1,202				3,913
Gross profit	230				710
Selling and administrative expenses	197		(a)		598		(a)
Operating earnings	33				112
Interest expense, net	1		(b)		3		(b)
Earnings before income taxes	32				109
Income tax provision	12		(c)		42		(c)
Net earnings	$20				$67

Net earnings per share attributable to Save-A-Lot
Basic			(d)				(d)
Diluted			(d)				(d)
Weighted average shares outstanding
Basic			(d)				(d)
Diluted			(d)				(d)

See Notes to Unaudited Pro Forma Combined Financial Statements

SAVE-A-LOT
Unaudited Pro Forma Combined Balance Sheet
(in millions, except par value data)

	June 18, 2016
	Historical	Pro Forma Adjustments	Note	Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$7		(e)
Receivables, net	48
Inventories, net	314
Prepaid expenses and other current assets	15
Total current assets	384
Property, plant and equipment, net	456
Goodwill	143
Intangible assets, net	7
Other long-term assets	12
Total assets	$1,002
LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities
Accounts payable	$245
Accrued vacation, compensation and benefits	37
Current maturities of capital lease obligations	1
Other current liabilities	24
Total current liabilities	307
Long-term debt	—		(f)
Long-term capital lease obligations	9
Long-term self-insurance obligations	18
Long-term deferred tax liabilities	6		(g)
Long-term tax liabilities	7		(g)
Other long-term liabilities	13
Total liabilities	360
Commitments and contingencies
Mezzanine equity
Redeemable series A cumulative perpetual preferred stock, par value, shares issued and outstanding on a pro forma basis with a liquidation preference of $	—		(h)
Total mezzanine equity	—
Equity
Common stock, $0.01 par value, shares authorized, issued and outstanding on a pro forma basis	—		(i)
Additional paid-in capital	—		(i)
Parent company equity	642		(i)
Total equity	642
Total liabilities, mezzanine equity and equity	$1,002

See Notes to Unaudited Pro Forma Combined Financial Statements

SAVE-A-LOT
Notes to Unaudited Pro Forma Combined Financial Statements

The unaudited pro forma combined financial data as of and for the first quarter ended June 18, 2016, and for the year ended February 27, 2016, includes the following adjustments:

(a)
This adjustment reflects the effect of eliminating Supervalu corporate expense allocations, including the allocation of Separation-related costs, and the exclusion of certain benefit plan costs related to Save-A-Lot employees for which Supervalu is retaining the related obligation post-Separation, offset in part by the anticipated costs of the services agreement that Save-A-Lot and Supervalu expect to enter into immediately prior to the Separation.

	June 18, 2016 (16 weeks)	February 27, 2016 (52 weeks)
Less: Allocation of Parent corporate expenses	$(17)	$(55)
Less: Defined benefit pension plan expense related to obligations retained by Supervalu	—	(2)
Less: Other postretirement medical plan income related to obligations retained by Supervalu	—	—
Add: Anticipated costs related to the services agreement with Supervalu
Total pro forma selling and administrative expenses adjustment

(b)	This adjustment reflects the anticipated interest costs related to Save-A-Lot’s post-Distribution capital structure, including $ of debt obligations at a weighted average interest rate of %.

	June 18, 2016 (16 weeks)	February 27, 2016 (52 weeks)
Interest expense on new debt
Amortization of debt issuance costs
Total pro forma interest expense adjustment

(c)	This adjustment reflects the tax effect of the pro forma adjustments using the blended federal and state statutory tax rate of the applicable jurisdictions during the periods presented.

(d)
Pro forma basic earnings per share and weighted average shares outstanding for the periods presented are based on the number of shares used to calculate Supervalu common stock outstanding for the first quarter ended June 18, 2016 and for the year ended February 27, 2016, adjusted for the distribution ratio of one share of Save-A-Lot common stock for every       shares of Supervalu common stock outstanding. In calculating pro forma net earnings per share, net earnings available to common stockholders are reduced by the amount of dividends accumulated in the period attributable to the Series A preferred stock. The calculation does not include the number of outstanding shares of Series A preferred stock.

Pro forma diluted earnings per share and weighted average shares outstanding for the periods presented are based on the number of shares used to calculate Supervalu diluted earnings per share for the first quarter ended June 18, 2016 and for the year ended February 27, 2016, adjusted for the same distribution ratio. The dilutive impact may not be indicative of the dilutive effect that will actually result from the issuance of Save-A-Lot stock-based awards in connection with adjustment of outstanding Supervalu stock, as the number of shares issued will not be determined until after the distribution date. In calculating pro forma diluted net earnings per share, net earnings available to common stockholders are reduced by the amount of dividends accumulated in the period attributable to the Series A preferred stock. The calculation does not include the number of outstanding shares of Series A preferred stock.
Historical basic and diluted earnings per share are not calculable by us because the financial statements included in this Information Statement have been prepared on a combined basis and have not been prepared for a separate legal entity that had share capital throughout the historical periods presented.

(e)	This adjustment reflects the net impact to Cash and cash equivalents:

June 18, 2016
Add: Cash received from issuance of debt (see Note (f))
Less: Cash paid for debt issuance costs (see Note (f))
Less: Cash paid for transaction costs
Less: Cash distributed to Supervalu (see Note (i))
Total pro forma cash and cash equivalents adjustment

(f)
This adjustment reflects Save-A-Lot’s issuance of debt obligations of $       in connection with the Separation and the Distribution, net of capitalized debt issuance costs of $       . This presentation reflects the early adoption of the accounting standard update 2015-03, Interest—Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs that requires debt issuance costs to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt obligation.

(g)
This adjustment reflects the realization of our net deferred tax liability resulting from the separation and distribution of the assets and liabilities associated with the Separation of Save-A-Lot from Supervalu including the transfer of those assets and liabilities.

As a result of the Distribution, the tax basis of certain of our assets related to certain historical intercompany transactions between Supervalu and Save-A-Lot expect to be stepped up. The historical book basis of these assets as reported in Save-A-Lot’s financial statements will not be stepped up because the Distribution represents a transaction with Supervalu’s stockholders. Therefore, this adjustment represents the realization by Save-A-Lot and the payment by Supervalu of a portion of our net deferred income tax liabilities. These tax amounts are based on the estimated fair value of the Save-A-Lot business as determined by an independent appraiser.

(h)	This adjustment reflects the issuance of redeemable series A cumulative perpetual preferred stock by Save-A-Lot.

(i)
Prior to and in connection with the Separation and the Distribution, Save-A-Lot will distribute cash, including proceeds from borrowings, to Supervalu. In addition, this adjustment reflects the pro forma recapitalization of Save-A-Lot equity through the issuance of Save-A-Lot common stock, with a corresponding decrease to Parent company equity.

June 18, 2016
Reclassification of parent company equity to additional paid-in capital	$642
Cash distribution to Supervalu (see Note (e))
Redeemable series A cumulative perpetual preferred stock obligation (see Note (h))
Net deferred tax liabilities paid by Supervalu (see Note (g))
Recognition of net deferred tax assets (see Note (g))
Total equity
Common stock issuance at par value
Total additional paid-in capital

SELECTED HISTORICAL COMBINED FINANCIAL AND OPERATING DATA
Selected Historical Combined Financial and Operating Data
The following table presents our selected historical combined financial and operating data. We derived the combined financial and operating data for the 16 weeks ended June 18, 2016 and June 20, 2015 and the combined balance sheet data as of June 18, 2016 from our Unaudited Combined Interim Financial Statements, which are included elsewhere in this Information Statement. In management’s opinion, the unaudited combined interim financial statements have been prepared on the same basis as the audited combined financial statements and include all adjustments, consisting only of ordinary recurring adjustments, necessary for a fair presentation of the information for the periods presented. We derived the combined financial and operating data for the three fiscal years ended February 27, 2016, and the combined balance sheet data as of February 27, 2016 and February 28, 2015, as set forth below, from our Audited Combined Annual Financial Statements, which are included elsewhere in this Information Statement. We derived the combined financial and operating data for the fiscal years ended February 23, 2013 and February 25, 2012, from our audited combined financial statements that are not included in this Information Statement. We derived the combined balance sheet data as of June 20, 2015 from our unaudited interim combined financial statements that are not included in this Information Statement. We derived the combined balance sheet data as of February 22, 2014, February 23, 2013 and February 25, 2012, from our audited combined financial statements that are not included in this Information Statement.
Our combined financial information may not necessarily reflect our financial position, results of operations or cash flows as if we had operated as a stand-alone, public company during all periods presented, including changes that will occur in our operations and capitalization as a result of the Separation and the Distribution. Accordingly, our historical results should not be relied upon as an indicator of our future performance.
The following table should be read together with, and is qualified in its entirety by reference to, the historical combined financial statements and the related notes included elsewhere in this Information Statement. Among other things, the historical combined financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with the sections entitled “Capitalization,” “Unaudited Pro Forma Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	First Quarter Ended		Fiscal Year Ended
(in millions, except stores)	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)	2013 (52 weeks)	2012 (52 weeks)
Results of Operations
Net sales	$1,432	$1,408	$4,623	$4,641	$4,254	$4,221	$4,241
Cost of sales	1,202	1,185	3,913	3,952	3,600	3,550	3,516
Gross profit	230	223	710	689	654	671	725
Selling and administrative expenses	197	177	598	551	503	535	503
Operating earnings(1)	33	46	112	138	151	136	222
Interest expense, net	1	—	3	1	1	2	—
Earnings before income taxes(1)	32	46	109	137	150	134	222
Income tax provision	12	18	42	53	57	52	86
Net earnings	$20	$28	$67	$84	$93	$82	$136
Financial Position
Working capital	$77	$71	$34	$48	$5	$(3)	$(6)
Total assets	$1,002	$948	$991	$948	$859	$861	$898
Total capital lease obligations	$10	$4	$10	$4	$5	$4	$4
Other Statistics
Depreciation and amortization(2)	$24	$22	$71	$65	$65	$68	$59
Capital expenditures(3)	$21	$18	$114	$79	$41	$88	$115
Adjusted EBITDA(4)	$61	$73	$219	$217	$234	$242	$282
Save-A-Lot Store Network
Licensee stores supplied	896	902	897	903	948	950	935
Corporate stores	472	433	463	431	382	381	397
Total Save-A-Lot network stores	1,368	1,335	1,360	1,334	1,330	1,331	1,332

(1)	Pre-tax items recorded in the first quarters of fiscal 2017 and fiscal 2016 included $3 of Supervalu-allocated Separation-related costs.
Pre-tax items recorded in fiscal 2016 included $15 of Supervalu-allocated Separation-related costs, $11 of store closure and impairment charges, $2 of employee-related costs and $1 of Supervalu-allocated severance costs.

Pre-tax items recorded in fiscal 2015 included $4 of Supervalu-allocated items attributable to pension settlement charges and a benefit plan charge and $3 of store closure charges.
Pre-tax items recorded in fiscal 2014 included a $5 legal settlement charge, $4 of asset impairment charges, $2 of severance costs and $2 of Supervalu- allocated items attributable to severance costs and other charges.
Pre-tax items recorded in fiscal 2013 included $22 of store closure impairment charges and costs, $13 of asset impairment charges and $2 of Supervalu- allocated items mainly attributable to severance costs.
No pre-tax items were recorded in fiscal 2012.

(2)
Depreciation and amortization expense presented here includes Supervalu-allocated depreciation expense of $2 and $2 for the first quarters of fiscal 2017 and 2016, respectively, and $5, $3, $3, $3 and $0 for fiscal 2016, 2015, 2014, 2013 and 2012, respectively.

(3)
Capital expenditures include cash payments for purchases of property, plant and equipment and non-cash capital lease additions and exclude business acquisitions and capitalized property, plant and equipment additions within Accounts payable.

(4)
Adjusted EBITDA is a non-GAAP financial measure that we provide as a supplement to our results of operations and related analysis, and should not be considered superior to, a substitute for or an alternative to any financial measure of performance prepared and presented in accordance with GAAP. See “—Non-GAAP Financial Measures” below.

Historical data is not necessarily indicative of our future results of operations or financial condition. See discussion of “Risk Factors” elsewhere in this Information Statement.
Non-GAAP Financial Measures
Use of Non-GAAP Financial Measures
The Company’s Combined Financial Statements are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company considers certain non-GAAP financial measures to assess the performance of its business and understand underlying operating performance and core business trends, which it uses to facilitate operating performance comparisons of our business on a consistent basis over time. The measures and items identified below, such as Adjusted EBITDA, segment Adjusted EBITDA and segment operating earnings as adjusted are provided as a supplement to our results of operations and related analysis, and should not be considered superior to, a substitute for or an alternative to any financial measure of performance prepared and presented in accordance with GAAP. In each of these measures, certain items are being omitted either because they are non-cash items or are items that are not considered in our supplemental assessment of on-going business performance. Certain of these adjustments are considered in similar supplemental analyses by other companies, such as Depreciation and amortization, Stock-based compensation, impairment charges and certain other adjustments.
We believe these non-GAAP measures are useful to investors because Adjusted EBITDA, segment Adjusted EBITDA and segment operating earnings, as adjusted, provide investors an additional understanding of factors and trends affecting our business both in total and in our business segments, which are used in our business planning process to understand expected performance and to evaluate results against those expectations. We believe these measures are more reflective of factors that affect our underlying operating performance and facilitate operating performance comparisons of our business segments on a consistent basis over time.
Limitations of Use
Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool. Certain adjustments to our GAAP financial measures reflected below exclude certain items that may be recurring in nature and may be reflected in our financial results for the foreseeable future. These measurements and items may be different from non-GAAP financial measures used by other companies. All measurements are provided with a reconciliation from a GAAP measurement. The non-GAAP financial measures below should only be considered as an additional supplement to the Company’s financial results reported in accordance with GAAP and should be reviewed in conjunction with the Company’s results reported in accordance with GAAP in this Information Statement.
There are significant limitations to using Adjusted EBITDA as a financial measure, including, but not limited to, not reflecting expense related to capital expenditures or contractual commitments, share dilution and expense from stock-based compensation programs, changes in working capital, income taxes and debt service expenses that are recurring in our results of operations.
Definitions
The Company defines Adjusted EBITDA and segment Adjusted EBITDA as Net earnings (loss), plus Interest expense, net and Income tax provision (benefit) calculated in accordance with GAAP, plus non-GAAP adjustments for Depreciation and amortization, Stock-based compensation expense, certain employee-related costs (including severance costs and other items), non-cash asset impairment and other charges and gains (including store closures, market exits and certain gains on the sale of property), legal settlement charges and gains or other items. The Company defines segment operating earnings as adjusted as reported operating earnings by segment plus non-GAAP adjustments for Depreciation and amortization, Stock-based compensation expense, certain employee-related costs (including severance costs and other items), non-cash asset impairment and other charges and gains (including store closures, market exits and certain gains on the sale of property), legal settlement charges and gains as well as other items.
Adjusted EBITDA
The following table reconciles Adjusted EBITDA to Net earnings:

	First Quarter Ended		Fiscal Year Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)	2013 (52 weeks)	2012 (52 weeks)
Net earnings	$20	$28	$67	$84	$93	$82	$136
Income tax provision	12	18	42	53	57	52	86
Interest expense, net	1	—	3	1	1	2	—
Operating earnings	33	46	112	138	151	136	222
Adjustments:
Depreciation and amortization(1)	24	22	71	65	65	68	59
Stock-based compensation expense(2)	1	2	7	7	5	1	1
Separation costs(3)	3	3	15	—	—	—	—
Store closure and impairment charges(4)	—	—	11	3	—	22	—
Employee-related costs(5)	—	—	3	4	4	2	—
Asset impairment and other charges(6)	—	—	—	—	4	13	—
Legal settlement charges(7)	—	—	—	—	5	—	—
Adjusted EBITDA	$61	$73	$219	$217	$234	$242	$282

(1)
Depreciation and amortization expense presented here includes Supervalu-allocated depreciation expense of $2 and $2 for the first quarters of fiscal 2017 and 2016, respectively, and $5, $3, $3, $3 and $0 for fiscal 2016, 2015, 2014, 2013 and 2012, respectively.

(2)
Stock-based compensation expense presented here includes Supervalu-allocated stock-based compensation expense of $0 and $1 for the first quarters of fiscal 2017 and 2016, respectively, and $4, $4, $3, $0 and $1 for fiscal 2016, 2015, 2014, 2013 and 2012, respectively.

(3)
Separation costs primarily include, among other things, financial and legal advisers’ costs, contract consents and breakage, licenses, other costs, and incremental compensation and other employee-related costs that are directly related to the transition and Separation.

(4)	Store closure and impairment charges primarily include property, plant and equipment write-offs, reserves for operating leases and other costs associated with store closures.

(5)	Employee-related costs primarily include severance costs related to former employees.

(6)	Asset impairment and other charges primarily include impairments related to stores continued to be used in operations, and non-store assets.

(7)
Legal settlement charges include the legal settlement disclosed in Note 13—Commitments, Contingencies and Off-Balance Sheet Arrangements of the Audited Combined Annual Financial Statements included in this Information Statement.

Segment Adjusted EBITDA
The following tables reconcile Net earnings to total and segment operating earnings, as reported, and to total and segment Adjusted EBITDA.

	First Quarter Ended		Fiscal Year Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)
Combined results of operations, as reported:
Net earnings	$20	$28	$67	$84	$93
Income tax provision	12	18	42	53	57
Interest expense, net	1	—	3	1	1
Operating earnings	33	46	$112	$138	$151
Reconciliation of segment operating earnings, as reported:
Licensee Distribution operating earnings	$59	$61	$191	$212	$216
Corporate Stores operating earnings	(2)	6	(6)	(9)	6
Corporate operating loss	(24)	(21)	(73)	(65)	(71)
Total operating earnings	$33	$46	$112	$138	$151
Reconciliation of segment operating earnings to segment Adjusted EBITDA:
Licensee Distribution operating earnings, as reported	$59	$61	$191	$212	$216
Adjustments:
Depreciation and amortization	3	4	11	12	13
Licensee Distribution Adjusted EBITDA	$62	$65	$202	$224	$229

Corporate Stores operating earnings, as reported	$(2)	$6	$(6)	$(9)	$6
Adjustments:
Store closure and impairment charges(4)	—	—	11	3	—
Asset impairment and other charges(6)	—	—	—	—	1
Corporate Stores operating earnings, as adjusted	(2)	6	5	(6)	7
Depreciation and amortization	18	16	54	49	47
Corporate Stores Adjusted EBITDA	$16	$22	$59	$43	$54

Corporate operating loss, as reported	$(24)	$(21)	$(73)	$(65)	$(71)
Adjustments:
Separation costs(3)	3	3	15	—	—
Employee-related costs(5)	—	—	3	4	4
Asset impairment and other charges(6)	—	—	—	—	3
Legal settlement charges(7)	—	—	—	—	5
Corporate operating loss, as adjusted	(21)	(18)	(55)	(61)	(59)
Depreciation and amortization(1)	3	2	6	4	5
Stock-based compensation expense(2)	1	2	7	7	5
Corporate Adjusted EBITDA	$(17)	$(14)	$(42)	$(50)	$(49)
Total Adjusted EBITDA	$61	$73	$219	$217	$234

(1)
Depreciation and amortization expense presented here includes Supervalu-allocated depreciation expense of $2 and $2 for the first quarters of fiscal 2017 and 2016, respectively, and $5, $3, $3 and $3 for fiscal 2016, 2015 and 2014, respectively.

(2)
Stock-based compensation expense presented here includes Supervalu-allocated stock-based compensation expense of $0 and $1 for the first quarters of fiscal 2017 and 2016, respectively, and $4, $4 and $3 for fiscal 2016, 2015 and 2014, respectively.

(3)
Separation costs primarily include, among other things, financial and legal advisers’ costs, contract consents and breakage, licenses, other costs, and incremental compensation and other employee-related costs that are directly related to the transition and Separation.

(4)	Store closure and impairment charges primarily include property, plant and equipment write-offs, reserves for operating leases and other costs associated with store closures.

(5)	Employee-related costs primarily include severance costs related to former employees.

(6)	Asset impairment and other charges primarily include impairments related to stores continued to be used in operations, and non-store assets.

(7)
Legal settlement charges include the legal settlement disclosed in Note 13—Commitments, Contingencies and Off-Balance Sheet Arrangements of the Audited Combined Annual Financial Statements included in this Information Statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the audited Combined Financial Statements for the fiscal year ended February 27, 2016, the Unaudited Combined Interim Financial Statements for the first quarter ended June 18, 2016, and the information contained under the captions “Risk Factors” and “Cautionary Statements Concerning Forward-Looking Statements” each contained elsewhere in this Information Statement.
INTRODUCTION
This management’s discussion and analysis of financial condition and results of operations is organized as follows:

•	Management Overview—a brief description of the Separation and the Distribution, an overview of our business, and the accounting basis of presentation

•
Results of Operations—a description of items affecting comparability between our last three fiscal years ended February 27, 2016 and the first quarter ended June 18, 2016 compared to the first quarter ended June 20, 2015

•	Liquidity and Capital Resources—an overview of our cash and financing activities and a review of our sources and uses of cash in our operating, investing and financing activities

•	Critical Accounting Policies—a summary of accounting policies considered important to our results of operations and financial condition, which require significant judgment or estimates

•
Contractual Obligations and Off-Balance Sheet Arrangements—aggregate disclosure of our contractual obligations that are enforceable and legally binding on us and a discussion of our limited off-balance sheet arrangements

•	Quantitative and Qualitative Disclosures About Market Risks—an overview of our exposure to market risks
EXECUTIVE OVERVIEW
Separation and Distribution
Save-A-Lot intends to enter into a separation and distribution agreement with Supervalu before the distribution of our common stock to Supervalu stockholders. The separation and distribution agreement will set forth our agreements with Supervalu regarding the principal actions needed to be taken in connection with our separation from Supervalu. It will also set forth other agreements that govern certain aspects of our relationship with Supervalu following the Separation. Refer to “The Separation and Distribution” and “Certain Relationships and Related Party Transactions—Separation and Distribution Agreement” above for a detailed discussion of the Separation of the companies and the Distribution of Save-A-Lot common shares to Supervalu stockholders and the separation and distribution agreement.
Business Overview
Save-A-Lot is one of the nation’s largest hard discount grocery retailers by store count. We operate retail stores through our Corporate Stores reportable segment and provide wholesale distribution to stores licensed by the Company through our Licensee Distribution reportable segment. Our distribution operations are leveraged by providing wholesale distribution to our licensees and corporate stores.
We continue to drive sales and performance through our meat and produce programs, pricing enhancements, improved grocery and merchandise offerings, including differentiating ourselves through ethnic offerings, and marketing activities. Save-A-Lot is focused on long-term sales and earnings growth through execution of these initiatives at existing locations and expansion through corporate and licensed store development.
Basis of Presentation
The historical combined financial statements have been prepared on a stand-alone basis, and were derived from the consolidated financial statements and accounting records of Supervalu. As of June 18, 2016, Save-A-Lot, Inc. has not commenced operations, has only nominal assets and liabilities, which are associated with the initial establishment of the entity, and has no material commitments or contingent liabilities. Our financial statements include the results of operations, financial position and cash flows of the Save-A-Lot business and its subsidiaries and certain other items related to our business that are currently held by Supervalu and that will be contributed to us by Supervalu prior to the Separation. These historical financial statements have been prepared in conformity with GAAP and reflect our financial position, results of operations and cash flows.
We currently expect that Save-A-Lot will be recapitalized prior to the Separation in connection with the internal reorganization described in this Information Statement. The recapitalization will include the following:

•	the issuance of the common stock of Save-A-Lot;

•	the issuance of approximately $5 to $20 of Series A (non-voting) cumulative perpetual preferred stock by Save-A-Lot;

•	the incurrence of $400 to $500 of indebtedness by Save-A-Lot;

•	a cash distribution by Save-A-Lot to Supervalu; and

•	the recording of the income tax effects of the Separation and the Distribution.
All revenues, expenses, assets and liabilities directly attributable to the Company either through specific identification or allocations of costs from Supervalu are included in the Combined Financial Statements. Amounts allocated from Supervalu are primarily costs related to centralized corporate functions and administrative expenses, and have been included within our results of operations on the basis of usage in underlying operations or other relevant measures. All such costs and expenses have been deemed to have been paid to Supervalu in the period in which the costs were recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Parent company equity. While we believe the allocations made in preparing the combined financial statements are reasonable and reflect the costs of operating our business, the actual costs that would have been incurred if Save-A-Lot had been a stand-alone company during the periods presented would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure.
The assets and liabilities in the Combined Balance Sheets have been reflected on a historical cost basis, as immediately prior to the Separation and the Distribution, and all of the assets and liabilities presented are wholly owned by Supervalu and are being transferred within the Supervalu consolidated group. The obligation for U.S. consolidated state and federal income taxes attributable to the tax periods prior to the Separation will be retained by Supervalu. The obligations for separate company state income taxes attributable to the tax periods prior to the Separation will be transferred to Save-A-Lot, along with any related net deferred tax liabilities.
We also utilize non-GAAP financial measures, such as Adjusted EBITDA, to supplement our results of operations analysis. Non-GAAP financial measures should not be considered superior to, a substitute for or an alternative to any financial measure of performance prepared and presented in accordance with GAAP. Refer to “Selected Historical Combined Financial and Operating Data— Non-GAAP Financial Measures” for the limitations of Adjusted EBITDA as a financial measure, a reconciliation to net earnings, and the Company’s definition and use of this and certain other non-GAAP measures.
Fiscal Periods
The Company operates on a 52/53 week fiscal year basis, with our fiscal year ending on the last Saturday in February. References to the first quarters of fiscal 2017 and 2016 relate to the 16-week fiscal quarters ended June 18, 2016 and June 20, 2015, respectively. The following table summarizes our fiscal periods compared in this discussion and analysis:

Fiscal Period	Fiscal Year	Weeks
Fiscal year ended February 27, 2016	2016	52
Fiscal year ended February 28, 2015	2015	53
Fiscal year ended February 22, 2014	2014	52
Fiscal first quarter ended June 18, 2016	2017	16
Fiscal first quarter ended June 20, 2015	2016	16

Store Network
We continue to pursue growth by opening new corporate stores and attracting licensees to open new stores. The following table summarizes the number of Save-A-Lot stores in the periods indicated:

	First Quarter Ended	Fiscal Year Ended
	June 18, 2016 (16 weeks)	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)
Licensee stores, beginning of period	897	903	948	950
New stores	8	38	23	30
Licensee conversions	(3)	(8)	(35)	(4)
Closed stores	(6)	(36)	(37)	(36)
Sales to licensees	—	—	4	8
Licensee stores, end of period	896	897	903	948
Corporate stores, beginning of period	463	431	382	381
New stores	8	42	23	10
Licensee conversions	1	8	39	—
Closed stores	—	(18)	(9)	(1)
Sales to licensees	—	—	(4)	(8)
Corporate stores, end of period	472	463	431	382
Total Save-A-Lot network stores	1,368	1,360	1,334	1,330
Our store concept consists of corporate operated and owned stores (our Corporate Stores segment), as well as stores operated by retailers with whom we maintain strong relationships through the license of our Save-A-Lot name and the supply of our products and services (our Licensee Distribution segment).
The Company makes available incentive programs to qualified licensees through a store development incentive program that provides cash payments to help offset costs associated with opening and initially operating a store. Store development incentive payments are typically subject to a five year agreement that coincides with the term of the supply agreement. Net sales in our combined statements of operations are reduced over the period of the contract for the recognition of these incentives provided to our licensees.
Impact of Inflation and Deflation
We monitor product cost inflation and evaluate whether to pass on inflation or absorb cost increases in the form of incremental investments to lower prices to customers. We experienced estimated cost deflation in the mid-single digits as a percentage in the first quarter of fiscal 2017 primarily related to certain meat product categories and eggs. In fiscal 2016, we experienced a similar level of cost deflation primarily within certain meat and dairy categories. The impact of deflation was greater in our Licensee Distribution segment primarily due to product mix, including the impact of products comprising our private-label products. Inflation for fiscal 2015 was estimated to be in the low single digits as a percentage, with higher levels in certain meat and dairy categories.
Changes in merchandising, customer buying habits and competitive pressures create inherent difficulties in measuring the impact of inflation and deflation on Net sales and Gross profit.
Competitive Environment
The United States grocery channel is highly competitive, and management expects operating results will continue to be impacted by the effects of operating in a highly competitive and price-sensitive marketplace.

RESULTS OF OPERATIONS

The following table summarizes key operating data we believe is important to our business:

	First Quarter Ended		Fiscal Year Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)
Net sales	$1,432	$1,408	$4,623	$4,641	$4,254
Cost of sales	1,202	1,185	3,913	3,952	3,600
Gross profit	230	223	710	689	654
Selling and administrative expenses	197	177	598	551	503
Operating earnings	33	46	112	138	151
Interest expense, net	1	—	3	1	1
Earnings before income taxes	32	46	109	137	150
Income tax provision	12	18	42	53	57
Net earnings	$20	$28	$67	$84	$93
Adjusted EBITDA(1)	$61	$73	$219	$217	$234

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to “Selected Historical Combined Financial and Operating Data— Non-GAAP Financial Measures” for Adjusted EBITDA’s limitations as a financial measure, a reconciliation to net earnings, and our definition and use of this measure.

The following table summarizes identical store sales variances in percentages compared to the prior period:

	First Quarter Ended	Fiscal Year Ended
	June 18, 2016 (16 weeks)	2016 (52 weeks)	2015 (53 weeks)
Save-A-Lot Network:
Identical store sales percent variance(1)	(1.4)%	(1.4)%	5.8%
Licensee Distribution:
Identical store wholesale sales percent variance(2)	(1.8)%	(3.0)%	4.4%
Corporate Stores:
Identical store sales percent variance(3)	(1.0)%	0.6%	7.6%
Average basket percent variance(4)	(1.7)%	1.3%	2.1%
Customer count percent variance(5)	0.7%	(0.7)%	5.4%

(1)
Save-A-Lot network identical store sales are defined as the sales attributable to Company-operated stores and sales to licensee stores operating for four full quarters, including store expansions and excluding planned store dispositions.

(2)
Licensee Distribution identical store wholesale sales are defined as wholesale sales made to licensee stores operating for four full quarters, including store expansions and excluding planned store dispositions.

(3)
Corporate Stores identical store sales are defined as the sales attributable to Company-operated stores operating for four full quarters, including store expansions and excluding planned store dispositions.

(4)
Corporate Stores average basket is defined as the average purchases by our customers per transaction within our corporate stores operating for four full quarters, including store expansions and excluding planned store dispositions.

(5)
Corporate Stores customer count is defined as the number of transactions by our customers within our corporate stores operating for four full quarters, including store expansions and excluding planned store dispositions.

Factors influencing identical store sales
Licensee Distribution

•	Identical store wholesale sales in the first quarter of fiscal 2017 was impacted by deflation in meat and egg product categories.

•	Identical store wholesale sales in fiscal 2016 was impacted by deflation in certain meat and dairy categories and a lower number of items sold to licensees.

•
Identical store wholesale sales in fiscal 2015 was primarily driven by inflation in certain meat and dairy categories, a higher licensee purchase concentration rate and investments to lower prices to licensees.

Corporate Stores

•
Identical store sales in the first quarter of fiscal 2017 was impacted by a decrease in the average basket size primarily due to a lower number of items sold, offset by increased customer counts and a higher average unit retail from product mix.

•
Identical store sales in fiscal 2016 was driven by an increase in average basket size primarily due to higher average unit retail prices in grocery and produce, offset in part by a decline in customer count.

•
Identical store sales in fiscal 2015 was primarily driven by an increase in average basket size from inflation in certain meat and dairy categories and incremental fresh produce offerings, and an increase in customer count driven by investments to lower prices to retail customers and incremental fresh offerings.

Fiscal 2017 first quarter (16 weeks) compared to fiscal 2016 first quarter (16 weeks):
Net Sales
The following table outlines the composition of and variances in Net sales:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	Variance
			Dollars	Percent
Licensee Distribution	$750	$766	$(16)	(2.1)%
Corporate Stores	682	641	41	6.4%
Corporate	—	1	(1)
Total Net sales	$1,432	$1,408	$24	1.7%

Licensee Distribution net sales decreased $16, primarily due to $13 from negative identical store wholesale sales, $5 of lower other revenue and $2 due to closed licensee stores, which were offset in part by $5 of higher sales from new licensee store openings.

Corporate Stores net sales increased $41, primarily due to $50 from new corporate stores opened and $11 from licensee stores acquired by Save-A-Lot and converted to corporate stores, which were offset in part by $15 of lower sales from store closures and $6 of lower identical corporate store sales.

Gross Profit
The following table outlines the composition of and variances in Gross profit:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	Variance

Licensee Distribution	$69	$71	$(2)
% of Licensee distribution sales	9.2%	9.3%	(0.1)%
Corporate Stores	161	151	10
% of Corporate stores sales	23.6%	23.6%	—%
Corporate	—	1	(1)
Total Gross profit	$230	$223	$7
% of total net sales	16.1%	15.8%	0.3%
Licensee Distribution gross profit decreased primarily due to a decrease of $2 from lower sales.
Corporate Stores gross profit increased $10, primarily due to an increase of $10 from higher sales and $4 from higher base margins primarily driven by higher product margin rates, which were offset in part by $5 of higher inventory shrink costs.
Corporate Stores cost of sales and gross profit, and our total business Cost of sales and gross profit, typically increase together as our corporate stores comprise a greater percentage of our total store network, which can be driven by licensee conversions and new corporate stores. Corporate Stores cost of sales are primarily related to retail sales in our corporate stores and the related distribution center expenses. Licensee Distribution cost of sales are primarily related to wholesale product sales to our licensees for the inventory they are required to buy from us and the related distribution expenses.

Selling and Administrative Expenses
The following table outlines the composition of and variances in Selling and administrative expenses:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	Variance

Licensee Distribution	$10	$10	$—
% of Licensee distribution sales	1.3%	1.3%	—%
Corporate Stores	163	145	18
% of Corporate stores sales	23.9%	22.6%	1.3%
Corporate	24	22	2
Total selling and administrative expenses	$197	$177	$20
% of total net sales	13.8%	12.6%	1.2%
Selling and administrative expenses increased $20, or 120 basis points. Selling and administrative expenses included $3 of Separation related costs for each of the first quarters ended June 18, 2016 and June 20, 2015. When adjusted for these items, Selling and administrative expenses increased $20, or 120 basis points, primarily due to $10 of higher employee-related costs and $5 of higher occupancy expenses primarily driven by new corporate stores and $3 of higher contracted services costs. Selling and administrative expenses will typically increase as our corporate stores comprise a greater percentage of our total store network. These increasing costs are primarily driven by employee-related costs, occupancy costs and depreciation expense.
We expect to continue to incur Separation related costs up to and after the Distribution.
Operating Earnings
The following table outlines the composition of and variances in Operating earnings:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	Variance

Licensee Distribution	$59	$61	$(2)
% of Licensee distribution sales	7.8%	8.0%	(0.2)%
Corporate Stores	(2)	6	(8)
% of Corporate stores sales	(0.3)%	1.0%	(1.3)%
Corporate	(24)	(21)	(3)
Total operating earnings	$33	$46	$(13)
% of total net sales	2.3%	3.3%	(1.0)%
Licensee Distribution operating earnings decreased primarily due to $2 of lower gross profit from decreased sales.
Corporate Stores operating earnings decreased $8, primarily due to $9 of higher employee-related costs driven by new corporate stores, $5 of higher inventory shrink costs and $6 of higher occupancy costs and depreciation expense driven by new corporate stores, which were offset in part by $10 of higher gross profit from increased sales and $4 of higher base margins driven by higher product margin rates.
Corporate operating loss increased primarily due to $2 of higher contracted services costs.
Interest Expense, Net
The Company did not have any borrowings outstanding in the first quarters ended June 18, 2016 and June 20, 2015. However, the Company expects to become obligated under borrowing arrangements in connection with the Separation. See “Description of Material Indebtedness” for additional information.
Income Tax Provision
The income tax provision was $12 or 38.7% of Earnings before income taxes, compared with $18 or 39.2% last year.

Net Earnings
Net earnings for the first quarter ended June 18, 2016 were $20, compared with $28 last year. Net earnings for each of the first quarters of fiscal 2017 and 2016 include $2 of after-tax charges and costs related to Separation costs. When adjusted for these items, the $8 decrease in Net earnings is primarily due to $6 of higher employee-related costs primarily driven by new corporate stores, $4 of higher inventory shrink costs, and $4 of higher occupancy costs and depreciation expense driven by new corporate stores, which were offset in part by $5 of higher gross profit from increased sales and $2 of higher base margins driven by higher product margin rates.
Adjusted EBITDA(1)
The following table summarizes net earnings, Adjusted EBITDA and segment Adjusted EBITDA:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	Variance

Reconciliation of Net earnings to Adjusted EBITDA(1):
Net earnings	$20	$28
Income tax provision	12	18
Interest expense, net	1	—
Operating earnings	33	46
Adjustments:
Depreciation and amortization(2)	24	22
Stock-based compensation expense(3)	1	2
Separation costs(4)	3	3
Adjusted EBITDA	$61	$73
Segment composition of Adjusted EBITDA(1):
Licensee Distribution	$62	$65	(3)
% of Licensee distribution sales	8.3%	8.4%	(0.1)%
Corporate Stores	16	22	(6)
% of Corporate stores sales	2.3%	3.5%	(1.2)%
Corporate	(17)	(14)	(3)
Total Adjusted EBITDA(1)	$61	$73	$(12)
% of total net sales	4.2%	5.2%	(1.0)%

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to “Selected Historical Combined Financial and Operating Data— Non-GAAP Financial Measures” for Adjusted EBITDA’s limitations as a financial measure, a reconciliation to net earnings, and our definition and use of this measure.

(2)	Depreciation and amortization expense presented here includes Supervalu-allocated depreciation expense of $2 and $2 for the first quarters of fiscal 2017 and 2016, respectively.

(3)	Stock-based compensation expense presented here includes Supervalu-allocated stock-based compensation expense of $0 and $1 for the first quarters of fiscal 2017 and 2016, respectively.

(4)
Separation costs primarily include, among other things, financial and legal advisers’ costs, contract consents and breakage, licenses, other costs, and incremental compensation and other employee-related costs that are directly related to the transition and Separation.

Licensee Distribution Adjusted EBITDA decreased primarily due to $2 of lower gross profit from decreased sales.
Corporate Stores Adjusted EBITDA decreased $6, or 1.2% of Net sales, primarily due to $9 of higher employee-related costs driven by new corporate stores, $5 of higher inventory shrink costs and $5 of higher occupancy costs driven by new corporate stores, which were offset in part by $10 of higher gross profit from increased sales and $4 of higher base margins driven by higher product margin rates.
Corporate Adjusted EBITDA decreased primarily due to $2 of higher contracted services costs.

Fiscal 2016 compared to fiscal 2015, and fiscal 2015 compared to fiscal 2014
Net Sales
The following table outlines the composition of and variances in Net sales:

	Fiscal Year Ended			Variance
	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)	2016 Change		2015 Change
				Dollars	Percent	Dollars	Percent
Licensee Distribution	$2,494	$2,640	$2,520	$(146)	(5.5)%	$120	4.8%
Corporate Stores	2,128	2,000	1,733	128	6.4%	267	15.4%
Corporate	1	1	1	—		—
Total Net sales	$4,623	$4,641	$4,254	$(18)	(0.4)%	$387	9.1%
Fiscal Year 2016 Compared To Fiscal Year 2015
Licensee Distribution net sales decreased $100, excluding the $46 impact from the additional week in fiscal 2015, primarily due to $70 of lower sales to identical licensee stores, $55 from lower sales due to closed stores and $41 of lower sales from licensee stores acquired by Save-A-Lot and converted to corporate stores, which were offset in part by $60 of higher new store sales and $6 of higher other revenue.
Corporate Stores net sales increased $161, excluding the $33 impact from the additional week in fiscal 2015, primarily due to $124 of higher sales from new corporate stores, $56 of higher sales from licensee stores acquired by Save-A-Lot and converted to corporate stores and $11 of higher sales at identical corporate stores, which were offset in part by $31 of lower sales from store closures.
Fiscal Year 2015 Compared To Fiscal Year 2014
Licensee Distribution net sales increased primarily due to $99 of higher sales to identical licensee stores, $84 of higher new store sales, $46 of higher sales from an additional week in fiscal 2015 and $5 of higher other revenue, which were offset in part by $59 of lower sales from closed stores and $56 of lower sales from licensee stores acquired by Save-A-Lot and converted to corporate stores.
Corporate Stores net sales increased primarily due to $127 of higher sales at identical corporate stores, $82 of higher sales from licensee stores acquired by Save-A-Lot and converted to corporate stores, $51 of higher sales from new corporate stores and $33 of higher sales from an additional week in fiscal 2015, which were offset in part by $25 of lower sales from store closures.
Gross Profit
The following table outlines the composition of and variances in Gross profit:

	Fiscal Year Ended			Variance
	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)	2016 Change	2015 Change
Licensee Distribution	$222	$248	$253	$(26)	$(5)
% of Licensee distribution sales	8.9%	9.4%	10.0%	(0.5)%	(0.6)%
Corporate Stores	487	440	400	47	40
% of Corporate stores sales	22.9%	22.0%	23.1%	0.9%	(1.1)%
Corporate	1	1	1	—	—
Total Gross profit	$710	$689	$654	$21	$35
% of total net sales	15.4%	14.8%	15.4%	0.6%	(0.6)%
Fiscal Year 2016 Compared To Fiscal Year 2015
Licensee Distribution gross profit decreased $26 compared to last year. The additional week in fiscal 2015 contributed approximately $4 to gross profit. Excluding the additional week, Gross profit decreased $22 primarily due to $12 of lower base margins, $9 of lower gross profit from lower sales, $9 of higher trucking expense and $5 higher employee-related costs, which was offset in part by $11 of lower fuel costs and $6 of higher truck back-hauling income.

Corporate Stores gross profit increased $47 compared to last year. The additional week in fiscal 2015 contributed approximately $8 to gross profit. Excluding the additional week, Gross profit increased $55 primarily due to $35 of higher gross profit from increased sales driven primarily by new corporate stores and converted licensee store sales, $15 of higher base margins primarily driven by product costs declining faster than retail prices and $4 of lower advertising costs.
Corporate Stores cost of sales and gross profit, and our total business Cost of sales and gross profit, typically increase together as our corporate stores comprise a greater percentage of our total store network, which can be driven by licensee conversions and new corporate stores. Corporate Stores cost of sales are primarily related to retail sales in our corporate stores and the related distribution center expenses. Licensee Distribution cost of sales are primarily related to wholesale product sales to our licensees for the inventory they are required to buy from us and the related distribution expenses.
Fiscal Year 2015 Compared To Fiscal Year 2014
Licensee Distribution gross profit decreased primarily due to $8 of higher marketing costs, $7 of lower base margins primarily driven by incremental investments to lower prices to licensees, and $5 of higher shrink and inventory adjustments, which was offset in part by $12 of higher gross profit from increased sales, driven by investments to lower prices and the additional week in fiscal 2015, and $3 of lower other costs of sales. Investments to lower prices to licensees were made as part of a strategy to strengthen licensee purchases.
Corporate Stores gross profit increased primarily due to $62 of higher gross profit from increased sales, driven by new store sales, positive identical store sales and the additional week in fiscal 2015, which was offset in part by $17 of lower gross profit primarily due to incremental investments to lower prices to customers and $5 of higher advertising, marketing and other costs.
Selling and Administrative Expenses
The following table outlines the composition of and variances in Selling and administrative expenses:

	Fiscal Year Ended			Variance
	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)	2016 Change	2015 Change
Licensee Distribution	$31	$36	$37	$(5)	$(1)
% of Licensee distribution sales	1.2%	1.4%	1.5%	(0.2)%	(0.1)%
Corporate Stores	493	449	394	44	55
% of Corporate stores sales	23.2%	22.5%	22.7%	0.7%	(0.2)%
Corporate	74	66	72	8	(6)
Total selling and administrative expenses	$598	$551	$503	$47	$48
% of total net sales	12.9%	11.9%	11.8%	1.0%	0.1%
Fiscal Year 2016 Compared To Fiscal Year 2015
Selling and administrative expenses increased $47, or 8.5 percent. Selling and administrative expenses for fiscal 2016 included $15 of Supervalu-allocated separation costs, $11 of store closure and impairment charges, $2 of employee-related costs and $1 of Supervalu-allocated severance costs. Selling and administrative expenses for fiscal 2015 included $4 of Supervalu-allocated items attributable to pension settlement charges and a benefit plan charge, and $3 of store closure charges. The additional week in fiscal 2015 contributed approximately $8 to Selling and administrative expenses. When adjusted for these items, Selling and administrative expenses increased $33, or 60 basis points as a percentage of net sales, primarily due to $15 of higher occupancy costs from our corporate stores comprising a greater percentage of our total store network, $7 of higher administrative costs primarily from store operating supplies, new store opening costs and other costs, $5 of higher depreciation and amortization expense and $4 of higher contracted services expenses from higher new store service contracts and higher legal costs.
Fiscal Year 2015 Compared To Fiscal Year 2014
Selling and administrative expenses increased $48, or 9.5 percent. Selling and administrative expenses for fiscal 2015 included $4 of Supervalu-allocated items attributable to pension settlement charges and a benefit plan charge, and $3 of store closure and impairment charges. Selling and administrative expenses for fiscal 2014 included a $5 legal settlement charge, $4 of asset impairment charges, $2 of severance costs and a $2 Supervalu-allocated item attributable to severance costs and other charges. When adjusted for these items, Selling and administrative expenses increased $54, or 20 basis points as a percentage of net sales, including the additional week in fiscal 2015, primarily due to $62 of higher expenses from increased Corporate Stores sales and $2 of higher employee-related costs, offset in part by $10 of lower depreciation expense and occupancy costs.

Operating Earnings
The following table outlines the composition of and variances in Operating earnings:

	Fiscal Year Ended			Variance
	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)	2016 Change	2015 Change
Licensee Distribution	$191	$212	$216	$(21)	$(4)
% of Licensee distribution sales	7.7%	8.0%	8.6%	(0.3)%	(0.6)%
Corporate Stores	(6)	(9)	6	3	(15)
% of Corporate stores sales	(0.3)%	(0.5)%	0.3%	0.2%	(0.8)%
Corporate	(73)	(65)	(71)	(8)	6
Total operating earnings	$112	$138	$151	$(26)	$(13)
% of total net sales	2.4%	3.0%	3.5%	(0.6)%	(0.5)%
Fiscal Year 2016 Compared To Fiscal Year 2015
Licensee Distribution operating earnings decreased $21, or 30 basis points as a percentage of total net sales. The additional week in fiscal 2015 contributed $4 to operating earnings. Excluding the additional week, Licensee Distribution operating earnings decreased $17 primarily due to $12 of lower gross profit due to decreased base margins, $9 of lower gross profit from decreased sales and $9 of higher trucking expense, which was offset in part by $11 of lower fuel costs and $6 of higher truck back-hauling income.
Corporate Stores operating earnings increased $3, or 20 basis points as a percentage of total net sales. Corporate Stores operating earnings for fiscal 2016 included $11 of store closure and impairment charges. Corporate Stores operating earnings for fiscal 2015 included $3 of store closure and impairment charges. The additional week in fiscal 2015 contributed $2 to Corporate Stores operating earnings. When adjusted for these items, Corporate Stores operating earnings increased by $13 primarily due to $35 of higher gross profit due to increased sales, $15 of higher gross profit due to increased base margins and $4 of lower advertising costs, which was offset in part by $16 of higher occupancy costs, $15 of higher employee-related costs, $7 of higher administrative and contracted services costs primarily from store operating supplies, new store opening costs and store security costs, and $4 of higher depreciation expense.
Corporate operating earnings decreased $8. Corporate operating earnings for fiscal 2016 included $15 of Supervalu-allocated separation costs, $2 of severance costs and $1 of Supervalu-allocated severance costs. Corporate operating earnings for fiscal 2015 included $4 of Supervalu-allocated items attributable to pension settlement charges and a benefit plan charge. The additional week in fiscal 2015 contributed expense of approximately $2 to Corporate operating earnings. When adjusted for these items, Corporate operating earnings increased $4 primarily due to $9 of lower employee-related costs driven by lower incentive compensation, which was offset in part by $5 of higher administrative costs, depreciation expense and contracted services costs.
Fiscal Year 2015 Compared To Fiscal Year 2014
Licensee Distribution operating earnings decreased $4, or 60 basis points as a percentage of total net sales, primarily due to $17 of higher marketing costs, incremental investments to lower prices to licensees and higher shrink and inventory adjustments, offset in part by $10 of higher operating earnings from increased sales, including the additional week in fiscal 2015, and $3 of lower employee related costs.
Corporate Stores operating earnings decreased $15, or 80 basis points as a percentage of total net sales. Corporate Stores operating earnings for fiscal 2015 included $3 of store closure and impairment charges. Corporate Stores operating earnings for fiscal 2014 included $1 of asset impairment charges. When adjusted for these items, Corporate Stores operating earnings decreased $13 primarily due to $22 of lower gross profit due to incremental investments to lower prices to customers and higher advertising and marketing costs and $5 of higher administrative costs, offset in part by $13 of lower employee related costs, depreciation expense and occupancy costs.
Corporate operating earnings increased $6. Corporate operating earnings for fiscal 2015 included $4 of Supervalu-allocated items attributable to pension settlement charges and a benefit plan charge. Corporate operating earnings for fiscal 2014 included a $5 legal settlement charge, $3 of asset impairment charges, $2 of severance costs and a $2 Supervalu-allocated item attributable to severance costs and other charges. When adjusted for these items, Corporate operating earnings decreased by $2 primarily due to higher employee-related costs.

Interest Expense, Net
The Company did not have any borrowings outstanding in fiscal 2016, fiscal 2015 or fiscal 2014. However, the Company expects to become obligated under borrowing arrangements in connection with the Separation. See “Description of Material Indebtedness” for additional information. Interest expense, net was $3 for fiscal 2016, $1 for fiscal 2015 and $1 for fiscal 2014, which primarily related to interest expense on income tax positions and the portion of payments on capital leases attributable to interest.
Income Tax Provision
Income tax expense on earnings for fiscal 2016 was $42, or 38.3% of earnings before income taxes, compared with $53, or 38.5% for fiscal 2015. The change in the effective tax rate is primarily due to certain insignificant discrete tax items that together gave rise to the difference in the combined federal and state effective tax rates between fiscal years.
Income tax expense for fiscal 2015 was $53, or 38.5% of earnings before income taxes, compared with $57, or 38.7% for fiscal 2014. The change in the effective tax rate is primarily due to certain insignificant discrete tax items that together gave rise to the difference in the combined federal and state effective tax rates between fiscal years.
Net Earnings
Net earnings for fiscal 2016 were $67, compared with $84 for fiscal 2015. The variance in Net earnings is primarily due to the changes noted in the Operating Earnings and Income Tax Provision sections above. Net earnings for fiscal 2016 include $18 of after-tax charges and costs related to Supervalu-allocated separation costs, store closure and impairment charges, severance costs and Supervalu-allocated severance costs. Net earnings for fiscal 2015 include $4 of after-tax charges and costs related to Supervalu-allocated items attributable to pension settlement charges and a benefit plan charge and store closure and impairment charges. The additional week in fiscal 2015 contributed approximately $3 to Net earnings. When adjusted for these items, the remaining $1 decrease in Net earnings is primarily due to $9 of higher occupancy costs, $7 of higher administrative and contract services costs, $3 of higher depreciation expense, $4 of employee-related costs and $4 of higher trucking expense, which were offset in part by $16 of higher gross profit due to increased sales, $6 of lower fuel costs and $4 of higher truck back-hauling income.
Net earnings for fiscal 2015 were $84, compared with $93 for fiscal 2014. The variance in Net earnings is primarily due to the changes noted in the Operating Earnings and Income Tax Provision sections above. Net earnings for fiscal 2015 include $4 of after-tax charges and costs related to Supervalu-allocated items attributable to pension settlement charges and a benefit plan charge and store closure and impairment charges. Net earnings for fiscal 2014 include $8 of after-tax charges and costs related to a legal settlement charge, asset impairment charges, employee-related costs and Supervalu-allocated severance costs. When adjusted for these items, the remaining $13 decrease to Net earnings is primarily due to $24 of lower gross profit due to incremental investments to lower prices to customers, higher shrink and inventory adjustments, and higher adverting and marketing costs, which were offset in part by $7 of higher operating earnings from increased sales, including the additional week in fiscal 2015, and $6 of lower depreciation expense and occupancy costs.

Adjusted EBITDA(1)
The following table summarizes net earnings, Adjusted EBITDA and segment Adjusted EBITDA:

	Fiscal Year Ended			Variance
	2016 (52 weeks)	2015 (53 weeks)	2014 (52 weeks)	2016 Change	2015 Change
Reconciliation of Net earnings to Adjusted EBITDA(1):
Net earnings	$67	$84	$93
Income tax provision	42	53	57
Interest expense, net	3	1	1
Operating earnings	112	138	151
Adjustments:
Depreciation and amortization(2)	71	65	65
Stock-based compensation expense(3)	7	7	5
Separation costs(4)	15	—	—
Store closure and impairment charges(5)	11	3	—
Employee-related costs(6)	3	4	4
Asset impairment and other charges(7)	—	—	4
Legal settlement charges(8)	—	—	5
Adjusted EBITDA	$219	$217	$234
Segment composition of Adjusted EBITDA(1):
Licensee Distribution	$202	$224	$229	$(22)	$(5)
% of Licensee distribution sales	8.1%	8.5%	9.1%	(0.4)%	(0.6)%
Corporate Stores	59	43	54	16	(11)
% of Corporate stores sales	2.8%	2.2%	3.1%	0.6%	(0.9)%
Corporate	(42)	(50)	(49)	8	(1)
Total Adjusted EBITDA(1)	$219	$217	$234	$2	$(17)
% of total net sales	4.7%	4.7%	5.5%	—%	(0.8)%

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to “Non-GAAP Financial Measures” within “Selected Historical Combined Financial and Operating Data” for Adjusted EBITDA’s limitations as a financial measure, a reconciliation to net earnings, and the Company’s definition and use of this measure.

(2)	Depreciation and amortization expense presented here includes Supervalu-allocated depreciation expense of $5, $3 and $3 for fiscal 2016, 2015 and 2014, respectively.

(3)	Stock-based compensation expense presented here includes Supervalu-allocated stock-based compensation expense of $4, $4 and $3 for fiscal 2016, 2015 and 2014, respectively.

(4)
Separation costs primarily include, among other things, financial and legal advisers’ costs, contract consents and breakage, licenses, other costs, and incremental compensation and other employee-related costs that are directly related to the transition and Separation.

(5)	Store closure and impairment charges primarily include property, plant and equipment write-offs, reserves for operating leases and other costs associated with store closures.

(6)	Employee-related costs primarily include severance costs related to former employees.

(7)	Asset impairment and other charges primarily include impairments related to stores continued to be used in operations, and non-store assets.

(8)
Legal settlement charges include the legal settlement disclosed in Note 13—Commitments, Contingencies and Off-Balance Sheet Arrangements of the Audited Combined Annual Financial Statements included in this Information Statement.

Fiscal Year 2016 Compared To Fiscal Year 2015
Licensee Distribution Adjusted EBITDA decreased $18, excluding the $4 impact from the additional week in fiscal 2015, primarily due to $30 of lower gross profit from lower base margins, lower sales and higher trucking expense, which were offset in part by $17 of higher gross profit from lower fuel costs and higher truck back-hauling income.
Corporate Stores Adjusted EBITDA increased $18, excluding the $2 impact from the additional week in fiscal 2015, primarily due to $54 of higher gross profit from increased sales, increased base margins and lower advertising costs, which were offset in part by $16 of higher occupancy costs, $15 of higher employee-related costs and $7 of higher administrative and contracted services costs.
Corporate Adjusted EBITDA increased $6, excluding the $2 impact from the additional week in fiscal 2015, primarily due to $10 of lower employee-related costs driven by lower incentive compensation, which were offset in part by $4 of higher administrative costs and contracted services expenses.
Fiscal Year 2015 Compared To Fiscal Year 2014
Licensee Distribution Adjusted EBITDA decreased primarily due to $17 of lower gross profit from higher marketing costs, incremental investments to lower prices to licensees and higher shrink and inventory adjustments, which were offset in part by $10 of higher operating earnings from increased sales and $3 of lower employee related costs.
Corporate Stores Adjusted EBITDA decreased primarily due to $22 of lower gross profit primarily due to incremental investments to lower prices to customers and higher advertising and marketing costs and $5 of higher administrative costs, which were offset in part by $8 of higher Adjusted EBITDA from increased sales volume and $8 of lower employee related costs and occupancy costs.
Corporate Adjusted EBITDA decreased primarily due to higher employee related costs.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resource Highlights

•	The Company has historically generated operating cash flow for Supervalu, and received cash flow from Supervalu to fund capital expenditures and working capital needs.

•
In connection with the Separation and the Distribution, Save-A-Lot will enter into borrowing arrangements, including up to $       in aggregate principal amount of indebtedness, expected to consist of a new term loan and/or senior notes. We also expect to enter into a revolving ABL credit facility of up to $       . See “Description of Material Indebtedness” included elsewhere in this Information Statement for further information on our expected borrowing arrangements.

•
The separation and distribution agreement will provide that, in connection with the Separation and the contribution of certain assets to Save-A-Lot by Supervalu pursuant thereto, prior to the Distribution, Save-A-Lot will make a cash distribution of $       , less certain fees and expenses, to Supervalu.

•	Working capital was $77 and $34 as of June 18, 2016 and February 27, 2016, respectively.
Sources and Uses of Cash
The Company’s primary sources of liquidity are from internally generated funds and from borrowing capacity under the credit facility that it will enter into in connection with the Separation and the Distribution. The Company will obtain short-term or long-term financing from its credit facility and debt issuances. Long-term financing will be maintained through new debt issuances and the credit facility. The Company expects its ability to obtain short-term and long-term financing will be adequate to supplement internally generated cash flows, and together will be sufficient to fund capital expenditures and other investment opportunities as they arise. There can be no assurance, however, that the Company’s business will continue to generate cash flow at current levels or that it will have continuing access to credit on acceptable terms. Maturities of debt issued will depend on management’s views with respect to the relative attractiveness of interest rates at the time of issuance and the timing of other debt maturities.
Primary uses of cash include capital expenditures and working capital maintenance, and will include debt maturities and servicing as well as income tax payments going forward. Inventories are managed primarily through demand forecasting and replenishing depleted inventories. The Company’s working capital needs are generally greater during the months leading up to high sales periods, such as the time period from prior to Thanksgiving through December. The Company intends to finance working capital needs, store growth and operational investments in the business with funds provided by operations and short-term borrowings. As the Company expands its store network, cash will be utilized for capital expenditures and inventory increases.

Management expects that the Company will continue to replenish operating assets and pay down debt obligations with internally generated funds. A significant reduction in operating earnings or the incurrence of operating losses could have a negative impact on the Company’s operating cash flow, which may limit the Company’s ability to fund new store growth. A substantial portion of the Company’s total assets may be secured under the Company’s credit facility.
Cash Flow Information

	First Quarter Ended		Fiscal Year Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014 (52 weeks)
Net cash provided by (used in):
Operating activities	$2	$43	$154	$103	$141
Investing activities	(22)	(18)	(105)	(95)	(38)
Financing activities	20	(26)	(49)	(6)	(102)
Net increase in cash and cash equivalents	—	(1)	—	2	1
Cash and cash equivalents at beginning of year	7	7	7	5	4
Cash and cash equivalents at end of period	$7	$6	$7	$7	$5
Operating Activities Comparison

•
The decrease in net cash provided by operating activities in the first quarter fiscal 2017 compared to the first quarter of fiscal 2016 is primarily due to increased cash utilized in inventory build and lower cash generated from Net earnings.

•	The increase in net cash provided by operating activities in fiscal 2016 compared to fiscal 2015 is primarily due to lower cash utilized in inventory build.

•
The decrease in net cash provided by operating activities in fiscal 2015 compared to fiscal 2014 is primarily due to increased cash utilized in inventory build associated with an increased number of corporate stores and lower cash generated from Net earnings, resulting primarily from investments to lower prices to customers.

Investing Activities Comparison

•	The increase in net cash used in investing activities in the first quarter of fiscal 2017 compared to the first quarter of fiscal 2016 is primarily due to higher capital investments.

•
The increase in net cash used in investing activities in fiscal 2016 compared to fiscal 2015 is primarily due to higher capital expenditures for new corporate stores, offset in part by lower payments for the purchase of licensee stores.

•	The increase in cash used in investing activities in fiscal 2015 compared to fiscal 2014 is primarily due to increased capital investments from higher new corporate store openings and store remodels.
Financing Activities Comparison

•
The increase in net cash provided by financing activities in the first quarter of fiscal 2017 compared to the first quarter of fiscal 2016 is primarily due to higher cash utilized in operating and investing activities, which resulted in an increase in net cash transferred from Supervalu.

•
The increase in net cash used in financing activities in fiscal 2016 compared to fiscal 2015 is primarily due to an increase in net cash transferred to Supervalu from higher operating activities cash flows.

•
The decrease in cash used in financing activities in fiscal 2015 compared to fiscal 2014 is primarily due to higher cash used in investing activities and lower cash provided by operating activities, which resulted in lower net cash transferred to Supervalu.

Cash Management Approach
We currently participate in Supervalu’s centralized approach to cash management and the financing of its operations. The cash collected from sales in our corporate stores and from sales through our licensee distribution network is regularly “swept” by and to Supervalu, and as a result, the cash reflected in our historical Combined Balance Sheets only represents cash on hand in our corporate stores. Upon Separation, these deposits, which have historically been swept, will cease being swept to Supervalu and will result in an estimated increase in our Cash and cash equivalents by approximately $20 to $30, depending on the amounts outstanding in the future.
We cannot accurately determine the daily impact to our cash on hand from this change because such amounts relate to future transactions that we cannot predict. We believe, however, that the increase to our cash on hand will result in a cash balance that is more typical for a company of our size and in our industry.

Capital Expenditures
The following summarizes capital expenditures and payments for business combinations:

•	Capital expenditures for the first quarter of fiscal 2017 were $21 and primarily included new corporate stores and corporate store redesigns and retro-fits.

•
Capital expenditures for fiscal 2016 were $114 and primarily consisted of $107 of cash paid for new corporate stores and other investments, and $7 of non-cash capital lease additions. In addition, during fiscal 2016, the Company paid $2 for the purchase of eight licensed Save-A-Lot stores that were converted to corporate stores.

•
Capital expenditures for fiscal 2015 were $79, excluding cash paid for business acquisitions, and primarily consisted of investments in new corporate stores and corporate store remodels. In addition, during fiscal 2015, the Company paid $19 for the purchase of 38 licensed Save-A-Lot stores that were converted to corporate stores.

Capital expenditures for fiscal 2017 are estimated to be approximately $125 and primarily relate to new corporate stores, improvements to existing distribution centers and store remodels. The anticipated increase in capital expenditures for fiscal 2017 in comparison to fiscal 2016 primarily relates to corporate store redesigns and retro-fits.
The Company defines capital expenditures as cash payments for purchases of property, plant and equipment and non-cash capital lease additions, and excludes payments for business acquisitions and capitalized property, plant and equipment obligation for which cash payment has not been made and obligations exist within Accounts payable.
Assets and Equity Secured under Supervalu Debt Obligations
As of June 18, 2016, there was $287 of owned or ground-leased real estate and associated equipment pledged as collateral under Supervalu’s $1,500 term loan facility, which was included in Property, plant and equipment, net in the Combined Balance Sheets. As of June 18, 2016, there were $323 of certain inventory assets included in Inventories, net in the Combined Balance Sheets that are secured under Supervalu’s $1,000 asset-based revolving credit facility. In addition, the equity interest in the main operating entity of Save-A-Lot, Moran Foods, LLC, is pledged as collateral for Supervalu’s term loan facility. These liens and the guarantee obligation will be released as part of the Separation.

CRITICAL ACCOUNTING POLICIES
The preparation of Combined Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Significant accounting policies are discussed in Note 2—Summary of Significant Accounting Policies in the Notes to Combined Financial Statements included in this Information Statement. Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of the Company’s Combined Financial Statements.
Inventories, Net
Inventories are valued at the lower of cost or market. Substantially all of the Company’s inventory consists of finished goods. Inventories are recorded net of vendor allowances and cash discounts. The Company evaluates inventory shortages (shrink) throughout each fiscal year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages.
The Company uses the replacement cost method and the retail inventory method (“RIM”) to value discrete inventory items at the lower of cost or market. Inventories were valued at the lower of cost or market under the following methods as of February 27, 2016: replacement cost method, 66%; and RIM, 34%.
The replacement cost approach under the first-in first-out (“FIFO”) method is predominantly utilized in determining the value of high turnover perishable items, including meat and produce. The replacement cost approach results in inventories valued at the lower of cost or market because of the high inventory turnover and the resulting low inventory days’ supply on hand.
RIM is used in valuing retail inventories. Under this method, the valuation of inventories is at cost and the resulting gross margins are calculated by applying a calculated cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that has been widely used in the retail industry. Inherent in the RIM calculations are certain significant management judgments and estimates, including inventory shortages and cost-to-retail ratios, which impact the ending inventory valuation at cost, as well as the resulting gross margins. Management consistently applies its application of RIM valuations by product category and believes that the Company’s RIM provides an inventory valuation that reasonably approximates cost.

Long-Lived Assets
The Company monitors the recoverability of its long-lived assets and tests them for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. If impairment is identified for long-lived assets to be held and used, the fair value is compared to the carrying value of the group of assets and an impairment charge is recorded for the excess of the carrying value over the fair value.
Significant management judgments and estimates are used in accounting for long-lived assets, including, but not limited to, the determination of useful lives estimates, dependency of identifiable cash flows, projected undiscounted cash flows and fair values based on current market values or discounted cash flows using Level 3 inputs.
Determinations of geographic markets utilized in grouping assets and the interdependency of cash flows rely on significant judgments by management. The Company believes that revenue and cash flow dependencies exist among stores within its markets and operates its stores on that basis. The Company reviews its long-lived asset groupings at least annually or as facts and circumstances arise during interim periods that indicate a review should occur. The Company conducted reviews during the fourth quarter of fiscal 2016 and 2015, and no changes to geographic market asset groupings were made as a result of these reviews. Due to the highly competitive environment, the Company continues to evaluate its long-lived asset policy and current asset groups to determine if additional modifications to the estimation approach of the Company’s long-lived asset groups are necessary. Future changes to the Company’s assessment of its long-lived asset policy and changes in circumstances, operating results or other events may result in additional asset impairment testing and charges.
The Company estimates fair value based on the Company’s experience and knowledge of the market in which the property is located and, when necessary, utilizes local real estate brokers. The Company’s estimate of undiscounted cash flows attributable to the asset groups includes only future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group.
To calculate projected future cash flows, the Company utilizes business plans that take into account operational changes, competitive factors and inflation, among other factors. Using different assumptions or estimates could result in a change in estimated cash flows and fair values that could produce different results. The composition of cash flows for identifiable cash flows that are grouped include additional projected cash outflows of operating that asset group as a whole, whereas the composition of cash flows evaluated at the retail store-level and at the distribution center level include only the cash flows required to operate those individual long-lived assets.
Goodwill
Goodwill is tested at least annually for impairment and more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is performed using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. If the estimated fair value is less than the carrying amount of the reporting unit, there is an indication that goodwill impairment exists and a second step is completed in order to determine the amount of the goodwill impairment, if any, that should be recorded. In the second step, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill.
The Company’s reporting units are the operating segments of the business. Goodwill was assigned to the reporting units under the historical goodwill concept, whereby acquisition-specific goodwill related to Supervalu’s previous acquisition of the Save-A-Lot business was treated as if the reporting units were separate since acquisition.
The fair values of the Company’s reporting units are determined by using both the market approach, applying a multiple of earnings and revenue based on guidelines for publicly traded companies, and the income approach, discounting projected future cash flows based on management’s expectations of the current and future operating environment. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on the Company’s industry, capital structure and risk premiums.
Fair value calculations contain significant judgments and estimates related to each reporting unit’s projected weighted average cost of capital, future revenue, profitability, cash flows and fair values of assets and liabilities. When preparing these estimates, management considers each reporting unit’s historical results, current operating trends and specific plans in place. These estimates are impacted by variable factors, including inflation, the general health of the economy and market competition. The Company has sufficient current and historical information available to support its judgments and estimates. However, if actual results are not consistent with the Company’s estimates, future operating results may be materially impacted.

An annual quantitative test of goodwill was conducted as of the fourth quarter of fiscal 2016, utilizing discount rates of 11 to 13 percent to discount projected future cash flows for each reporting unit and perpetual growth rates of three percent.
Management performed sensitivity analyses on the fair values resulting from the discounted cash flow analysis utilizing alternate assumptions that reflect reasonably possible changes to future assumptions. A 100 basis point increase in the discount rate utilized in the discounted cash flow analysis would not have resulted in any reporting unit failing step one of the impairment test. Additionally, a 100 basis point decrease in the estimated perpetual sales growth rates utilized in the discounted cash flow analysis would not have resulted in any reporting unit failing the first step of the impairment tests. The fair value of the Licensee Distribution reporting unit was in excess of its carrying value by more than 100%. The fair value of the Corporate Stores reporting unit was in excess of its carrying value by approximately 35%. If the Company’s stock price experiences a significant and sustained decline, or other events or changes in circumstances arise, such as a material shortfall of operating results to plan, the Company would reassess the fair value of the Company’s reporting units compared to their carrying value.
Income Taxes
The Company’s tax positions are included within the consolidated federal income tax return of Supervalu, as well as certain state tax returns that Supervalu files on a combined basis. Income tax provisions are computed on a separate return basis under accounting guidance for income taxes for stand-alone financial statements, whereby the Company is treated as if it were a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations.
The Company’s current and deferred tax provision is based on estimates and assumptions that could materially differ from the actual results reflected in its income tax returns filed during the subsequent year and could significantly affect the effective tax rate and cash flows in future years.
The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which it expects the differences to reverse.
The Company’s effective tax rate is influenced by tax planning opportunities available in the various jurisdictions in which the Company operates. Management’s judgment is involved in determining the effective tax rate and in evaluating the ultimate resolution of any uncertain tax positions. In addition, the Company is currently in various stages of audits, appeals or other methods of review with taxing authorities from various taxing jurisdictions. The Company establishes liabilities for unrecognized tax benefits in a variety of taxing jurisdictions when, despite management’s belief that the Company’s tax return positions are supportable, certain positions may be challenged and may need to be revised. The Company adjusts these liabilities in light of changing facts and circumstances, such as the progress of a tax audit. The effective income tax rate includes the impact of reserve provisions and changes to those reserves. The Company also provides interest on these liabilities at the appropriate statutory interest rate. The actual benefits ultimately realized for tax positions may differ from the Company’s estimates due to changes in facts, circumstances and new information. As of February 27, 2016 and February 28, 2015, the Company had $4 and $3 of unrecognized tax benefits, respectively.
The Company assesses its deferred tax assets for potential valuation allowances to reduce the deferred tax assets to the amount that it is more-likely-than-not to realize. Forecasted earnings, future taxable income and future prudent and feasible tax planning strategies are considered in determining the need for a valuation allowance. In the event the Company was not able to realize all or part of its net deferred tax assets in the future, the valuation allowance would be increased. Likewise, if it was determined that the Company was more-likely-than-not to realize the net deferred tax assets, the applicable portion of the valuation allowance would be reversed. Based upon a review of all of the factors, the Company has determined that no valuation allowance for the realizability of gross deferred tax assets is required as of February 27, 2016 and February 28, 2015.
Self-Insurance Liabilities
The Company uses a combination of insurance and self-insurance for workers’ compensation, automobile and general liability costs. It is the Company’s policy to record its self-insurance liabilities based on management’s estimate of the ultimate cost of reported claims and claims incurred but not yet reported and related expenses, discounted at a risk-free interest rate.
In determining its self-insurance liabilities, the Company performs a continuing review of its overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities. Any projection of losses concerning workers’ compensation, healthcare and general and automobile liability is subject to a degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, regulatory changes, benefit level changes and actual claim settlement patterns.

If, in the future, the Company were to experience significant volatility in the amount and timing of cash payments compared to its earlier estimates, the Company would assess whether to continue to discount these liabilities. The Company had net self-insurance liabilities of approximately $26, net of a discount of $1, and $26, net of a discount of $1, as of February 27, 2016 and February 28, 2015, respectively. For the claims that occurred during the fiscal year ended February 27, 2016, each 25 basis point change in the discount rate would impact the net self-insurance liabilities by less than $1.
Reserves for Closed Properties
The Company maintains reserves for costs associated with closures of corporate stores, distribution centers and other properties that are no longer being utilized in current operations. The Company provides for closed property operating lease liabilities using a discount rate to calculate the present value of the remaining noncancellable lease payments after the closing date, reduced by estimated subtenant rentals that could be reasonably obtained for the property. The closed property lease liabilities usually are paid over the remaining lease terms, which generally range from one to five years. The Company estimates subtenant rentals and future cash flows based on the Company’s experience and knowledge of the market in which the closed property is located, the Company’s previous efforts to dispose of similar assets and existing economic conditions. Adjustments to closed property reserves primarily relate to changes in subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known.
Owned properties, capital lease properties and the related equipment and leasehold improvements at operating leased properties that are closed are reduced to their estimated fair value. The Company estimates fair value based on its experience and knowledge of the market in which the closed property is located and, when necessary, utilizes local real estate brokers to assist in the valuation.
The expectations on timing of disposition and the estimated sales price or subtenant rentals associated with closed properties, owned or leased, are impacted by variable factors including inflation, the general health of the economy, resultant demand for commercial property, the ability to secure subleases, the creditworthiness of sublessees and the Company’s success at negotiating early termination agreements with lessors. While management believes the current estimates of reserves for closed properties and related impairment charges are adequate, it is possible that market and economic conditions in the real estate market could cause changes in the Company’s assumptions and may require additional reserves and asset impairment charges to be recorded.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS
Contractual Obligations
The following table represents the Company’s significant contractual obligations as of February 27, 2016:

	Payments Due Per Period
	Total	Fiscal 2017	Fiscal 2018-2019	Fiscal 2020-2021	Thereafter
Contractual obligations(1):
Operating leases(2)	$257	$54	$94	$60	$49
Self-insurance obligations(3)	27	9	10	3	5
Purchase obligations(4)	31	30	1	—	—
Capital leases(5)	15	2	3	2	8
Total contractual obligations	$330	$95	$108	$65	$62

(1)
Unrecognized tax benefits, which totaled $4 as of February 27, 2016, were excluded from the contractual obligations table because an estimate of the timing of future tax settlements cannot be reasonably determined.

(2)
Represents the minimum rents payable under operating leases, excluding common area maintenance, insurance or tax payments, for which the Company is obligated, offset by minimum subtenant rentals of $1, $1, $0, $0 and $0, respectively.

(3)
The Company’s self-insurance reserves include the undiscounted obligations related to workers’ compensation, general and automobile liabilities at the estimated ultimate cost of reported claims and claims incurred but not yet reported and related expenses.

(4)
The Company’s purchase obligations include various obligations that have annual purchase commitments of $1 or greater. As of February 27, 2016, future purchase obligations existed that primarily related to fixed asset and information technology commitments. In addition, in the ordinary course of business, the Company enters into supply contracts to purchase product for resale to consumers and licensees, which are typically of a short-term nature with limited or no purchase commitments. The majority of our supply contracts are short-term in nature and typically include either volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations. The supply contracts that are cancelable have not been included above.

(5)	Represents the minimum payments under capital leases, excluding common area maintenance, insurance or tax payments, for which the Company is obligated.
Other Contractual Commitments
The Company is a party to a variety of contractual agreements under which it may be obligated to indemnify the other party for certain matters in the ordinary course of business, which indemnities may be secured by operation of law or otherwise. These agreements primarily relate to the Company’s commercial contracts, operating leases and other real estate contracts, financial agreements, agreements to provide services to the Company, including the services agreement with Supervalu to be put in place upon the separation, and agreements to indemnify officers, directors and employees in the performance of their work. While the Company’s aggregate indemnification obligation could result in a material liability, the Company is not aware of any matters that are expected to result in a material liability.
Lease Assignments
The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. The Company could be required to satisfy the obligations under the leases if any of the assignees are unable to fulfill their lease obligations. Due to the Company’s assignments among third parties, various other remedies available and the Company’s history of not being required to fulfill obligations of assigned leases, the Company believes the likelihood that it will be required to assume a material amount of these obligations is remote. As of June 18, 2016, the maximum amount of undiscounted payments the Company would be required to make in the event of default of all assigned leases was $14 ($12 on a discounted basis).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
The Company expects to be exposed to market pricing risk consisting of interest rate risk related to debt obligations to be entered into under future borrowing arrangements. The Company intends to manage interest rate risk through the strategic use of fixed and variable rate debt. Variable interest rate debt (bank loans and revolving lines of credit) will be utilized to help maintain liquidity and finance business operations. Long-term debt with fixed interest rates is anticipated to be used to assist in managing debt maturities and to diversify sources of debt capital. Changes in interest rates related to debt with fixed interest rates will not have an impact upon future results of operations and cash flow while outstanding; however, if additional debt issuances are required to fund fixed rate debt maturities, future results of operations or cash flows may be impacted.
Fuel Price Risk
The Company is exposed to potential volatility in fuel prices due to the Company’s use of diesel fuel in distribution. The Company has historically had limited involvement with diesel fuel derivatives for the purposes of managing its exposure to changes in energy prices utilized in the shipping process; these derivative contracts have been managed by Supervalu and only utilized to manage well-defined risks. The Company’s supply arrangements in the majority of the circumstances provides for sharing fluctuations in fuel market prices with its licensees.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that Supervalu stockholders will receive in the Distribution. This Information Statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our Company and the Distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this Information Statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document. Information contained on any website referenced in this Information Statement is not incorporated by reference in this Information Statement or the registration statement on Form 10.
Following the Distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549, at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279, and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.
We maintain an Internet site at www.save-a-lot.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this Information Statement or the registration statement on Form 10.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
SUPERVALU INC.:
We have audited the accompanying combined balance sheets of Save-A-Lot (the Company) as of February 27, 2016 and February 28, 2015, and the related combined statements of earnings, changes in parent company equity, and cash flows for each of the fiscal years in the three-year period ended February 27, 2016. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Save-A-Lot as of February 27, 2016 and February 28, 2015, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended February 27, 2016, in conformity with U.S. generally accepted accounting principles.
As described in Note 1, the accompanying combined financial statements have been derived from the consolidated financial statements and accounting records of SUPERVALU INC. The combined financial statements also include expense allocations for certain corporate functions historically provided by SUPERVALU INC. These allocations may not be reflective of the actual expense that would have been incurred had the Company operated as a separate entity apart from SUPERVALU INC. Included in Note 3 to the combined financial statements is a summary of transactions with related parties.

/s/ KPMG LLP
Minneapolis, Minnesota
June 7, 2016

SAVE-A-LOT
COMBINED STATEMENTS OF EARNINGS
(In millions)

	Fiscal Years Ended
	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014 (52 weeks)
Net sales	$4,623	$4,641	$4,254
Cost of sales	3,913	3,952	3,600
Gross profit	710	689	654
Selling and administrative expenses	598	551	503
Operating earnings	112	138	151
Interest expense, net	3	1	1
Earnings before income taxes	109	137	150
Income tax provision	42	53	57
Net earnings	$67	$84	$93
See Notes to Combined Financial Statements.

SAVE-A-LOT
COMBINED BALANCE SHEETS
(In millions)

	February 27, 2016	February 28, 2015
ASSETS
Current assets
Cash and cash equivalents	$7	$7
Receivables, net	44	47
Inventories, net	299	299
Prepaid expenses and other current assets	18	16
Total current assets	368	369
Property, plant and equipment, net	461	420
Goodwill	142	141
Intangible assets, net	8	7
Other long-term assets	12	11
Total assets	$991	$948
LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities
Accounts payable	$274	$260
Accrued vacation, compensation and benefits	36	40
Current maturities of capital lease obligations	1	1
Other current liabilities	23	20
Total current liabilities	334	321
Long-term capital lease obligations	9	3
Long-term self-insurance obligations	17	17
Long-term deferred tax liabilities	9	12
Long-term tax liabilities	7	3
Other long-term liabilities	13	9
Total liabilities	389	365
Commitments and contingencies
Parent company equity	602	583
Total liabilities and parent company equity	$991	$948

See Notes to Combined Financial Statements.

SAVE-A-LOT
COMBINED STATEMENTS OF CASH FLOWS
(In millions)

	Fiscal Years Ended
	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014 (52 weeks)
Cash flows from operating activities
Net earnings	$67	$84	$93
Adjustments to reconcile Net earnings to Net cash provided by operating activities:
Depreciation and amortization	66	62	62
Asset impairment and other charges	12	5	5
Net gain on sale of assets and exits of surplus leases	—	(2)	(2)
Deferred income taxes	(3)	—	2
Other adjustments	6	1	(8)
Changes in operating assets and liabilities, net of effects from business combinations:
Receivables	—	3	(5)
Inventories	1	(53)	(16)
Accounts payable and accrued liabilities	6	12	16
Other changes in operating assets and liabilities	(1)	(9)	(6)
Net cash provided by operating activities	154	103	141
Cash flows from investing activities
Purchases of property, plant and equipment	(107)	(79)	(40)
Payments for business acquisitions	(2)	(19)	—
Proceeds from sale of assets	5	3	2
Other	(1)	—	—
Net cash used in investing activities	(105)	(95)	(38)
Cash flows from financing activities
Distributions to Supervalu, net	(48)	(5)	(102)
Payments of capital lease obligations	(1)	(1)	—
Net cash used in financing activities	(49)	(6)	(102)
Net increase in cash and cash equivalents	—	2	1
Cash and cash equivalents at beginning of year	7	5	4
Cash and cash equivalents at end of year	$7	$7	$5

SUPPLEMENTAL CASH FLOW INFORMATION
The Company’s non-cash activities were as follows:
Purchases of property, plant and equipment included in Accounts payable	$12	$8	$6
Capital lease asset additions	$7	$—	$1
See Notes to Combined Financial Statements.

SAVE-A-LOT
COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY
(In millions)

Parent Company Equity
Balance as of February 23, 2013	$513
Net earnings	93
Distributions to Supervalu, net	(102)
Balance as of February 22, 2014	504
Net earnings	84
Distributions to Supervalu, net	(5)
Balance as of February 28, 2015	583
Net earnings	67
Distributions to Supervalu, net	(48)
Balance as of February 27, 2016	$602

See Notes to Combined Financial Statements.

SAVE-A-LOT
NOTES TO COMBINED FINANCIAL STATEMENTS
(Dollars and shares in millions, except per share data, unless otherwise noted)

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION
Business Description
Save-A-Lot operates hard discount retail grocery stores under its Corporate Stores segment and provides distribution of primarily private-label products to retailers operating under the Save-A-Lot name through its Licensee Distribution segment. Substantially all of the Company’s operations are domestic. We enter into license and supply agreements with our licensees under which we agree to license our name to the licensees, and the licensees agree to purchase their inventory from the Company with some exceptions, including items that we do not carry in our distribution centers and direct store delivery products.
On July 28, 2015, SUPERVALU INC. (“Supervalu” or “Parent”) announced that its board of directors authorized the exploration of a plan to separate its Save-A-Lot business from Supervalu. To accomplish the separation, Supervalu would make a pro rata distribution of Save-A-Lot’s common stock to Supervalu’s stockholders. The distribution is subject to a number of conditions, including approval by Supervalu’s Board of Directors.
Any references to Save-A-Lot, the Company, we, us or our in these Combined Financial Statements refer to the combined Save-A-Lot business operated as part of Supervalu.
Basis of Presentation
These Combined Financial Statements have been prepared on a stand-alone basis in connection with the expected separation and distribution and are derived from the consolidated financial statements and underlying accounting records of Supervalu. Save-A-Lot, Inc. has not commenced operations, has only nominal assets and liabilities, which are associated with the initial establishment of the entity, and has no material commitments or contingent liabilities. The Combined Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States, and include the accounts of the Company and all its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in the Combined Financial Statements.
These statements reflect the combined historical financial position, results of operations and cash flows of the hard discount business operating under the Save-A-Lot name that are owned by direct and indirect wholly owned subsidiaries of Supervalu, including an allocable portion of Supervalu corporate costs.
The Combined Financial Statements are presented as if the Supervalu hard discount operations had been combined for all years presented. The assets and liabilities in the Combined Balance Sheets have been reflected on a historical cost basis, as recorded immediately prior to the separation and the distribution, as all of the assets and liabilities presented are wholly owned by Supervalu and are being transferred within the Supervalu consolidated group. The Combined Statements of Earnings also include certain incremental expense allocations for certain corporate functions historically performed by Supervalu and not previously allocated to Supervalu’s operating segments.
All revenues, expenses, assets and liabilities directly attributable to the Company either through specific identification or allocations of costs from Supervalu are included in the Combined Financial Statements. Amounts allocated from Supervalu are primarily costs related to centralized corporate functions and administrative expenses, and have been included within Save-A-Lot’s results of operations on the basis of usage in underlying operations or other relevant measures. All such costs and expenses have been deemed to have been paid to Supervalu in the period in which the costs were recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as Parent company equity. While we believe the allocations made in preparing the combined financial statements are reasonable and reflect the costs of operating our business, the actual costs that would have been incurred if Save-A-Lot had been a stand-alone company during the periods presented would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. See Note 3—Related Party Transactions for a further description of Supervalu-allocated expenses and other transactions.
Supervalu uses a centralized approach to cash management and the financing of its operations. Save-A-Lot transfers cash to Supervalu daily and Supervalu funds Save-A-Lot’s operating and investing activities as needed. The Company’s cash was available for use and was regularly “swept” by Supervalu at its discretion. Transfers of cash both to and from Supervalu (including for the settlement of fiscal-year end receivable or payable balances between Supervalu and the Company) are included within Parent company equity on the Combined Statements of Changes in Parent Company Equity. The Combined Financial Statements do not include any interest charges or credits for intercompany balances, since historically, Supervalu has not allocated interest related to intercompany balances to any of its businesses. We also have not included any interest income on the net cash transfers to Supervalu. See Note 3—Related Party Transactions for further information on net distributions to Supervalu.
The Company considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expenses that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented, and therefore may not reflect Save-A-Lot’s combined results of operations, financial position and cash flows that would have been reported had the Company been a stand-alone company during the periods presented.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Fiscal Year
The Company operates on a 52/53 week fiscal year basis, with its fiscal year ending on the last Saturday in February. References to Fiscal 2016 and Fiscal 2014 relate to Save-A-Lot’s fiscal years ended February 27, 2016 and February 22, 2014, respectively, each consisting of 52 weeks. References to Fiscal 2015 relate to Save-A-Lot’s fiscal year ended February 28, 2015 consisting of 53 weeks.
Use of Estimates
The preparation of the Company’s Combined Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could differ from those estimates.
Revenue Recognition
Revenues from product sales are recognized upon delivery for Save-A-Lot’s licensees within the Licensee Distribution segment and at the point of sale for Save-A-Lot’s corporate stores within the Corporate Stores segment. Typically, invoicing, shipping, delivery and customer receipt of licensee sold product occur on the same business day. Revenues from services rendered are recognized immediately after such services have been provided. Discounts and allowances provided to customers by the Company at the time of sale are recognized as a reduction in Net sales as the products are sold to customers. Sales tax is excluded from Net sales.
Revenues and costs from third-party logistics operations and professional services are recorded gross when the Company is the primary obligor in a transaction, is subject to inventory or credit risk, has latitude in establishing price and selecting suppliers, or has several, but not all, of these indicators. If the Company is not the primary obligor and amounts earned have little or no inventory or credit risk, revenue is recorded net as management fees when earned.
Cost of Sales
Cost of sales in the Combined Statements of Earnings includes cost of inventory sold during the period, including purchasing, receiving, warehousing and distribution costs, and shipping and handling fees.
Save-A-Lot advertising expenses are a component of Cost of sales and are expensed as incurred; such expenses were $57, $58 and $39 for fiscal 2016, 2015 and 2014, respectively.
The Company receives allowances and credits from vendors for volume incentives, promotional allowances and, to a lesser extent, new product introductions, which are typically based on contractual arrangements covering a period of one year or less. The Company recognizes vendor funds for merchandising and buying activities as a reduction of Cost of sales when the related products are sold. Vendor funds that have been earned as a result of completing the required performance under the terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. When payments or rebates can be reasonably estimated and it is probable that the specified target will be met, the payment or rebate is accrued. However, when attaining the milestone is not probable, the payment or rebate is recognized only when and if the milestone is achieved. Any upfront payments received for multi-period contracts are generally deferred and amortized on a straight-line basis over the life of the contracts.

Selling and Administrative Expenses
Selling and administrative expenses consist primarily of store and corporate employee-related costs, such as salaries and wages, incentive compensation, health and welfare and workers’ compensation; occupancy costs, including rent, utilities and operating costs of corporate stores; allocated Parent expenses; depreciation and amortization; impairment charges on property, plant and equipment and other administrative costs.
Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash is managed centrally by Supervalu, whereby cash is swept to Supervalu’s cash accounts based on cash collected from operations and cash disbursements are funded from Supervalu’s cash accounts as required. Cash and cash equivalents in the Combined Balance Sheets primarily consist of cash held at corporate stores.
Allowances for Losses on Receivables
Management makes estimates of the uncollectibility of its accounts receivable and records appropriate allowances for losses. In determining the adequacy of the allowances, management analyzes the value of the collateral, licensee financial statements, historical collection experience, aging of receivables and other economic and industry factors. Licensees are required to keep a deposit on hand with the Company to secure their wholesale purchases. As of February 27, 2016 and February 28, 2015, licensee deposits were $38 and $39, respectively, which were recorded as an offset to the related trade receivables from licensees within Accounts receivable, net.
It is possible that the accuracy of the estimation process could be materially impacted by different judgments, estimations and assumptions based on the information considered and result in a further deterioration of accounts receivable. The allowance for losses on receivables was $2 and $1 at February 27, 2016 and February 28, 2015, respectively. Bad debt expense was $2, $1 and $1 in fiscal 2016, 2015 and 2014, respectively.
Licensee Incentives
Incentives in the form of cash payments to our licensees are provided by the Company to help offset costs associated with opening and initially operating a store. Licensee incentives are recognized as a reduction of Net sales over the term of the incentive agreement, which coincides with the term of our license and supply agreements. Licensee incentive assets are included in Prepaid expenses and other current assets and Other long-term assets in the Combined Balance Sheets.
Inventories, Net
Inventories are valued at the lower of cost or market. Substantially all of the Company’s inventory consists of finished goods.
The Company uses the replacement cost method and the retail inventory method (“RIM”) to value discrete inventory items at the lower of cost or market. As of February 27, 2016 and February 28, 2015, approximately 66% and 70%, respectively, of the Company’s inventories were valued using the replacement cost approach under the FIFO method of inventory accounting. As of February 27, 2016 and February 28, 2015, approximately 34% and 30%, respectively, of the Company’s inventories were valued under the RIM method.
The replacement cost method results in inventories recorded at the lower of cost or market because of the very high inventory turnover and the resulting low inventory days’ supply for these items of inventory.
The Company evaluates inventory shortages throughout each fiscal year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages.
Property, Plant and Equipment, Net
Property, plant and equipment are carried at cost. Depreciation is based on the estimated useful lives of the assets using the straight-line method. Estimated useful lives generally are ten to 40 years for major improvements and buildings, three to ten years for equipment, and the shorter of the term of the lease, typically including one five-year lease renewal period on top of the initial five-year base lease term in the case of our corporate stores, or expected life for leasehold improvements and capitalized lease assets. Property and equipment within corporate stores typically carry a life of approximately ten years.
Goodwill
The Company reviews goodwill for impairment during the fourth quarter of each year, and also if events occur or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The reviews consist of comparing estimated fair value to the carrying value at the reporting unit level. The Company’s reporting units are the operating segments of the business, which consist of Licensee Distribution and Corporate Stores. Fair values are determined by using both the market approach, applying a multiple of earnings and revenue based on guidelines for publicly traded companies, and the income approach, discounting projected future cash flows based on management’s expectations of the current and future operating environment. The rates used to discount projected future cash flows reflect a weighted average cost of capital based on the Company’s industry, capital structure and risk premiums in each reporting unit, as they have historically been assessed by the Parent. If management identifies the potential for impairment of goodwill, the implied fair value of the goodwill is calculated as the difference between the fair value of the reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value.
The Company’s goodwill has been ascribed to its reporting units, Licensee Distribution and Corporate Stores, under the historical goodwill concept, whereby reporting units were treated as if they existed on a stand-alone basis from the date of Supervalu’s acquisition of the Save-A-Lot business in 1992. Transactions between reporting units are evaluated to determine the extent to which goodwill, if any, should be allocated or recognized upon the purchase of licensee stores or sale of corporate stores to licensees.
Intangible Assets, Net
Intangible assets consist of the fair value of acquired operating lease contracts with below market terms, which are amortized over the remaining term of the lease contracts, and tradenames.
Impairment of Long-Lived Assets
The Company monitors the recoverability of its long-lived assets such as buildings and equipment, and evaluates their carrying value for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Events that may trigger such an evaluation include current period losses combined with a history of losses or a projection of continuing losses, a significant decrease in the market value of an asset or the Company’s plans for store closures. When such events or changes in circumstances occur, a recoverability test is performed by comparing projected undiscounted future cash flows to the carrying value of the group of assets being tested.
If impairment is identified for long-lived assets to be held and used, the fair value is compared to the carrying value of the group of assets and an impairment charge is recorded for the excess of the carrying value over the fair value. For long-lived assets that are classified as assets held for sale, the Company recognizes impairment charges for the excess of the carrying value plus estimated costs of disposal over the estimated fair value. Fair value is based on current market values or discounted future cash flows using Level 3 inputs. The Company estimates fair value based on the Company’s experience and knowledge of the market in which the property is located and, when necessary, utilizes local real estate brokers. The Company’s estimate of undiscounted cash flows attributable to the asset groups includes only future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. Long-lived asset impairment charges are a component of Selling and administrative expenses in the Combined Statements of Earnings.
The Company groups long-lived assets with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets, which historically has predominately been at the geographic market level for corporate stores, but individual store asset groupings have been assessed in certain circumstances. Long-lived assets are reviewed for impairment at the geographic market level for 13 geographic market groupings of individual corporate stores and related distribution centers dedicated to those markets, individual corporate store level for 28 individual corporate stores (these stores were part of previous asset groups for which management determined that the cash flows in those geographic market areas were no longer interdependent), and at the distribution center level for two distribution centers.
Due to the highly competitive environment, the Company will continue to evaluate its long-lived asset policy and current asset groups to determine if additional modifications to the policy or asset groupings are necessary. Future changes to the Company’s assessment of its long-lived asset policy or asset groupings and changes in circumstances, operating results or other events may result in additional asset impairment testing and charges.
Reserves for Closed Properties
The Company maintains reserves for costs associated with closures of corporate stores, distribution centers and other properties that are no longer being utilized in current operations. The Company provides for closed property operating lease liabilities using a discount rate to calculate the present value of the remaining noncancellable lease payments after the closing date, reduced by estimated subtenant rentals that could be reasonably obtained for the property. Lease reserve impairment charges are recorded as a component of Selling and administrative expenses in the Combined Statements of Earnings.

The closed property lease liabilities usually are paid over the remaining lease terms, which generally range from one to five years. Adjustments to closed property reserves primarily relate to changes in estimated subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known.
The calculation of the closed property charges requires significant judgments and estimates, including estimated subtenant rentals, discount rates and future cash flows based on the Company’s experience and knowledge of the market in which the closed property is located, previous efforts to dispose of similar assets and the assessment of existing market conditions. Reserves for closed properties are included in Other current liabilities and Other long-term liabilities in the Combined Balance Sheets. Refer to Note 6—Reserves for Closed Properties and Property, Plant and Equipment-Related Impairment Charges for changes in the Company’s reserves for closed properties.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized using defined hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair value measurements, as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities;

Level 2 -	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 -	Unobservable inputs in which little or no market activity exists, requiring an entity to develop its own assumptions that market participants would use to value the asset or liability.
Impairment charges recorded during fiscal 2016, 2015 and 2014 related to lease reserves and properties held and used and held for sale, as discussed in Note 6—Reserves for Closed Properties and Property, Plant and Equipment-Related Impairment Charges, were measured at fair value using Level 3 inputs.
For certain of the Company’s financial instruments, including cash and cash equivalents, receivables, accounts payable, accrued salaries and other current assets and liabilities, the fair values approximate carrying values due to their short maturities.
Deferred Rent
The Company recognizes rent holidays, including the time period during which the Company has access to the property prior to the opening of the site, as well as construction allowances and escalating rent provisions, on a straight-line basis over the term of the operating lease. Deferred rent liabilities are included in Accounts payable and Other long-term liabilities in the Combined Balance Sheets.
Self-Insurance Liabilities
The Company uses a combination of insurance and self-insurance for workers’ compensation, automobile and general liability costs. It is the Company’s policy to record its insurance liabilities based on management’s estimate of the ultimate cost of reported claims and claims incurred but not yet reported and related expenses, discounted at a risk-free interest rate. The present value of such claims was calculated using discount rates ranging from 0.3% to 5.1% for fiscal 2016, 0.3% to 5.1% for fiscal 2015 and 0.3% to 5.1% for fiscal 2014.
Changes in the Company’s insurance liabilities consisted of the following:

	2016	2015	2014
Beginning balance	$26	$29	$27
Expense	12	11	11
Claim payments	(12)	(12)	(10)
Reclassification of insurance recoveries to receivables	—	(2)	1
Ending balance	26	26	29
Less current portion	(9)	(9)	(10)
Long-term portion	$17	$17	$19
The current portion of reserves for self-insurance is included in Other current liabilities and the long-term portion is included in Long-term self-insurance obligations in the Combined Balance Sheets. The insurance liabilities as of the end of the fiscal year are net of discounts of $1 and $1 as of February 27, 2016 and February 28, 2015, respectively. The related insurance receivables were $2 and $2 as of February 27, 2016 and February 28, 2015, respectively. The current portion of the insurance receivables is included in Receivables, net and the long-term portion is included in Other assets in the Combined Balance Sheets.
Benefit Plans
Parent sponsors various benefit plans including defined benefit pension and other postretirement benefit plans covering certain employees of the Company. The Company recognizes its share of benefit plan expense from Parent benefit plans within the Combined Statements of Earnings based on the amount that is specifically identifiable to Company employees.
The determination of the related expense for Parent-sponsored pension and other postretirement benefits is dependent, in part, on Parent’s selection of certain actuarial assumptions in calculating these amounts. These assumptions include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and healthcare costs.
Parent also contributes to several employee 401(k) retirement savings plans covering certain employees of the Company. The amount allocated to the Company and recognized as expense within the Combined Statements of Earnings is based on the amount of such contributions that is specifically identifiable to Company employees.
Stock-Based Compensation
Certain employees of the Company participate in Supervalu’s long-term incentive program. Supervalu charges the Company for compensation expense related to stock-based compensation awards granted to Company employees who directly support Company operations. Stock-based compensation is also a component of allocated amounts charged to the Company by Supervalu for general and administrative personnel providing services on our behalf.
Parent uses the straight-line method to recognize stock-based compensation expense over the requisite service period related to each award. Parent determines stock-based compensation expense based on the fair value of the award on the date of grant, net of the estimated forfeiture rate.
The fair value of stock options is estimated as of the date of grant using the Black-Scholes option pricing model using Level 3 inputs. The estimation of the fair value of stock options incorporates certain assumptions, such as the risk-free interest rate and expected volatility, dividend yield and life of options. The value of restricted stock and restricted stock unit awards is based on the market value of the Company’s common stock on the date of grant, and is recorded as stock-based compensation expense over the requisite service period.
Income Taxes
The Company’s operations and tax positions are included within the consolidated federal income tax return of Supervalu, as well as certain state tax returns that Supervalu files on a combined basis. Income tax provisions are computed on a separate return basis under accounting guidance for income taxes for stand-alone financial statements, whereby the Company is treated as if it were a separate taxpayer and a stand-alone enterprise for the periods presented. The calculation of income taxes for the Company on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. As a stand-alone entity, the Company will file its own tax returns and its deferred taxes and effective tax rate may differ from those in historical periods.
Deferred income taxes represent future net tax effects resulting from temporary differences between the financial statement amounts and tax bases of assets and liabilities and are measured using enacted tax rates in effect for the year in which the differences are expected to be settled or realized. See Note 10—Income Taxes for the types of differences that give rise to significant portions of deferred income tax assets and liabilities. Deferred income tax assets are reported as a current or noncurrent asset or liability based on the classification of the related asset or liability or according to the expected date of reversal.
Parent is currently in various stages of audits, appeals or other methods of review with authorities from various taxing jurisdictions. The Company establishes liabilities for unrecognized tax benefits in a variety of taxing jurisdictions when, despite management’s belief that the Company’s tax return positions are supportable, certain positions may be challenged and may need to be revised. The Company adjusts these liabilities in light of changing facts and circumstances, such as the progress of a tax audit. The Company also provides interest on these liabilities at the appropriate statutory interest rate, and accrues penalties as applicable. The Company recognizes interest related to unrecognized tax benefits in Interest expense and penalties in Selling and administrative expenses in the Combined Statements of Earnings.

Parent Company Equity
Parent company equity as reflected in the Combined Balance Sheets represents Supervalu’s net investment in the Company, and includes accumulated net earnings of the Company, the cumulative effects of intercompany transactions between the Company and Supervalu, Supervalu contributions to the Company and distributions from the Company to Supervalu.
Recently Adopted Accounting Standards
In November 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance under accounting standard update (“ASU”) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 requires all deferred income tax assets and liabilities to be classified as non-current in a classified balance sheet. The Company adopted ASU 2015-17 in fiscal 2016 on a retrospective basis resulting in a $16 reduction of Current deferred tax assets and Long-term deferred tax liabilities within the Company’s Combined Balance Sheets as of February 28, 2015.
Recently Issued Accounting Standards
In March 2016, the FASB issued authoritative guidance under ASU 2016-09, Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 provides for simplification of several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company is required to adopt this new authoritative guidance in the first quarter of fiscal 2018. The Company is currently evaluating the potential impact of adoption of this standard on its combined financial statements.
In February 2016, the FASB issued authoritative guidance under ASU 2016-02, Leases (Topic 842). ASU 2016-02 provides new comprehensive lease accounting guidance that supersedes existing lease guidance. Upon adoption of ASU 2016-02, the Company will be required to recognize most leases on its balance sheet at the beginning of the earliest comparative period presented with a corresponding adjustment to stockholders’ equity. ASU 2016-02 requires the Company to capitalize most current operating lease obligations as right-of-use assets based on the present value of future operating lease payments and to recognize a corresponding liability. Criteria for distinguishing leases between finance and operating are substantially similar to criteria for distinguishing between capital leases and operating leases in existing lease guidance. The Company is required to adopt this new authoritative guidance in the first quarter of fiscal 2020. The Company is currently evaluating the potential impact of adoption of this standard on its combined financial statements.
In January 2016, the FASB issued authoritative guidance under ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 revises the classification, measurement and disclosure of investments in equity securities. The Company is required to adopt this new authoritative guidance in the first quarter of fiscal 2019. Due to the Company’s current limited involvement in investments in equity securities, the Company does not expect that this standard will have a material impact on its combined financial statements.
In May 2014, the FASB issued authoritative guidance under ASU 2014-09, Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers. ASU 2014-09 supersedes existing revenue recognition requirements and provides a new comprehensive revenue recognition model that requires entities to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The new authoritative guidance will likely be adopted by the Company during the first quarter of fiscal 2019, as permitted by ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The adoption will include updates as provided under ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). Adoption is allowed by either the full retrospective or modified retrospective approach. The Company is currently evaluating which approach it will apply and the potential impact of the adoption on its combined financial statements.
Subsequent Events
The Company evaluated subsequent events for recognition or disclosure through the date the Combined Financial Statements were available to be issued.

NOTE 3—RELATED PARTY TRANSACTIONS
Parent-Allocated Expenses
Supervalu has historically provided certain back office and other functions to the Company in its normal course of business. Accordingly, certain costs incurred by Supervalu have been allocated to the Company and are reflected as expenses in the Combined Financial Statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to the Company for purposes of presenting the stand-alone financial statements; however, the Combined Financial Statements do not include all of the expenses that would have been incurred had Save-A-Lot been a stand-alone company during the periods presented and may not reflect Save-A-Lot’s combined results of operations, financial position and cash flows had the Company been a stand-alone company during the periods presented. In addition, the expenses reflected in the Combined Financial Statements may not be indicative of expenses that will be incurred in the future by the Company.
Allocated Parent costs are primarily related to centralized corporate functions, administrative expenses and separation-related costs. These expenses were allocated based on direct assignment of expenses, where identifiable, with the remaining expenses allocated based on revenue, headcount or other relevant measures. Parent expense allocations, include, but are not limited to, amounts related to information technology, finance, legal, warehouse and distribution, human resources, communications, compliance, and employee benefits and incentives. Following the separation, these functions will need to be provided by either using our own resources or purchasing external services. However, some of these functions will continue to be provided by Supervalu under a services agreement.
Parent expense allocations were $55, $40 and $33 for fiscal 2016, 2015 and 2014, respectively, and are included within Selling and administrative expenses in the Combined Statements of Earnings. Parent expense allocations are deemed to be incurred and settled through Parent company equity in the period the expenses were recorded.
Parent Company Equity
Net distributions (to) from Parent consisted of the following:

	2016	2015	2014
Allocation of Parent corporate expenses	$55	$40	$33
Income taxes settled through Parent company equity	(45)	(53)	(55)
Net advances (to) from Parent	(58)	8	(80)
Net distributions (to) from Parent	$(48)	$(5)	$(102)
Assets and Equity Secured under Parent Debt Obligations
Supervalu has issued debt for general corporate purposes. As Supervalu’s debt and related interest expense is not directly attributable to the Company, no such amounts have been allocated by Parent to Save-A-Lot within these Combined Financial Statements. Historically, the equity of Moran Foods, LLC, the Company’s main operating entity, the majority of the Company’s property, plant and equipment and all inventories have served as security under Supervalu’s credit facilities. Following the separation and the distribution, no assets of Save-A-Lot will be pledged as security under Supervalu’s credit facilities, and the Company will not guarantee any debt obligation of Supervalu.
As of February 27, 2016 and February 28, 2015, there was $273 and $262, respectively, of owned or ground-leased real estate and associated equipment pledged as collateral under Supervalu’s $1,500 term loan facility, which was included in Property, plant and equipment, net in the Combined Balance Sheets. As of February 27, 2016 and February 28, 2015, there were $307 and $305, respectively, of certain Company inventory assets included in Inventories, net that were pledged as security under Supervalu’s $1,000 asset-based revolving credit facility. The Company expects that these liens and the guarantee obligation will be released prior to the completion of the separation and the distribution.

NOTE 4—BUSINESS ACQUISITIONS
The Combined Financial Statements reflect the final purchase accounting allocations of the acquisitions described below. Pro forma information for these acquisitions are not presented because the results of operations of the acquired businesses, both individually and in the aggregate, are not material to the Company’s Combined Financial Statements. Recognized goodwill represents future economic benefits expected to arise from the Company’s presence in the retail market.
During the fiscal year ended February 27, 2016, the Company paid $2 to acquire equipment and leasehold improvements, identifiable finite-lived intangibles and inventories associated with eight licensed Save-A-Lot stores from multiple licensee operators. The fair value of the acquired store assets includes favorable operating lease intangible assets, goodwill, inventories, property, plant and equipment and unfavorable lease liabilities. The remaining terms of the operating leases ranged from five to ten years.

During the fiscal year ended February 28, 2015, the Company paid $19 to acquire 38 licensed Save-A-Lot stores from multiple licensee operators through 20 separate purchase agreements. The fair value of acquired store assets includes $8 of favorable operating lease intangible assets, $5 of goodwill, $3 of inventories and $3 of property, plant and equipment. The remaining terms of operating leases ranged from three to thirteen years.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS
Changes in the Company’s Goodwill and Intangible assets, net consisted of the following:

	February 22, 2014	Additions	Impairments	Other net adjustments	February 28, 2015	Additions	Impairments	Other net adjustments	February 27, 2016
Goodwill:
Licensee Distribution	$122	$—	$—	$—	$122	$—	$—	$—	$122
Corporate Stores	14	5	—	—	19	1	—	—	20
Total goodwill	$136	$5	$—	$—	$141	$1	$—	$—	$142

Favorable operating leases	$—	$8	$—	$—	$8	$2	$—	$—	$10
Accumulated amortization	—	(1)	—	—	(1)	(1)	—	—	(2)
Total intangible assets, net	$—				$7				$8
The Company applies a fair value based impairment test to the net book value of goodwill on an annual basis and on an interim basis if events or circumstances indicate that an impairment loss may have occurred. The Company conducted an annual impairment test of the net book value of goodwill during the fourth quarter of fiscal 2016, which indicated the fair value for Licensee Distribution reporting unit exceeded its carrying value by more than 100%, and the fair value for the Corporate Stores reporting unit exceeded its carrying value by approximately 35%.
Annual impairment testing requires significant judgments and estimates including those related to weighted average cost of capital, future revenue, profitability, cash flows and fair values of assets and liabilities.
Amortization expense of intangible assets with definite useful lives of $1, $1 and $0 was recorded in fiscal 2016, 2015 and 2014, respectively. Future amortization expense is expected to average approximately $1 per year for the next five years.

NOTE 6—RESERVES FOR CLOSED PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT-RELATED IMPAIRMENT CHARGES
Reserves for Closed Properties
Changes in the Company’s reserves for closed properties consisted of the following:

	2016	2015	2014
Beginning balance	$3	$4	$9
Additions	5	1	—
Payments	(3)	(1)	(3)
Adjustments	—	(1)	(2)
Ending balance	$5	$3	$4
In fiscal 2016, due to the announced closure of approximately 15 non-strategic Save-A-Lot stores, operating lease reserve impairment charges of $5 were recorded in the Corporate Stores segment.
Property, Plant and Equipment Impairment Charges
The following table presents impairment charges related to property, plant and equipment:

	2016	2015	2014
Property, plant and equipment:
Carrying value	$10	$4	$16
Fair value measured using Level 3 inputs	3	1	10
Impairment charge	$7	$3	$6
Fiscal 2016 and 2015 impairment charges recorded within Corporate Stores are primarily related to the closure of non-strategic Save-A-Lot stores. Fiscal 2014 impairment charges recorded within Corporate were primarily related to the write-off of certain software tools that would no longer be utilized in operations.

NOTE 7—PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, net, consisted of the following:

	2016	2015
Land	$25	$26
Buildings	293	281
Equipment	437	426
Leasehold improvements	221	204
Property under construction	41	24
Capitalized lease assets	12	6
Total property, plant and equipment	1,029	967
Accumulated depreciation	(565)	(544)
Accumulated amortization on capitalized lease assets	(3)	(3)
Total property, plant and equipment, net	$461	$420
Depreciation expense was $65, $60 and $61 for fiscal 2016, 2015 and 2014, respectively. Amortization expense related to capitalized lease assets was $1, $1 and $1 for fiscal 2016, 2015 and 2014, respectively.

NOTE 8—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	2016	2015
Prepaid licensee incentives and distribution center expenses	$9	$8
Prepaid rent and other occupancy expenses	7	6
Other prepaid expenses and current assets	2	2
Total prepaid expenses and other current assets	$18	$16

NOTE 9—LEASES

The Company leases most of its corporate stores and certain distribution centers, office facilities and equipment from third parties. Many of these leases include renewal options and, to a limited extent, include options to purchase. Future minimum lease payments to be made by the Company for noncancellable operating leases and capital leases as of February 27, 2016 consisted of the following:

	Lease Obligations
Fiscal Year	Operating Leases	Capital Leases
2017	$55	$2
2018	51	2
2019	43	1
2020	34	1
2021	26	1
Thereafter	49	8
Total future minimum obligations	$258	15
Less interest		(5)
Present value of net future minimum obligations		10
Less current capital lease obligations		(1)
Long-term capital lease obligations		$9
Rent expense, other operating lease expense and subtenant rentals all under operating leases consisted of the following:

	2016	2015	2014
Minimum rent	$63	$58	$53
Contingent rent	—	—	—
Rent expense	63	58	53
Less subtenant rentals	(2)	(2)	(1)
Total net rent expense	$61	$56	$52
The Company leases certain property to third parties under operating leases. Future minimum lease and subtenant rentals to be received under noncancellable operating leases, under which the Company is the lessor, as of February 27, 2016, consisted of the following:

Fiscal Year	Future Operating Lease Receipts
2017	$1
2018	1
2019	1
2020	1
2021	—
Thereafter	—
Total minimum lease receipts	$4

NOTE 10—INCOME TAXES
Income Tax Provision
The provision for income taxes consisted of the following:

	2016	2015	2014
Current
Federal	$41	$48	$50
State	4	5	5
Total current	45	53	55
Deferred	(3)	—	2
Total income tax provision	$42	$53	$57
The difference between the actual tax provision and the tax provision computed by applying the statutory federal income tax rate to Earnings before income taxes is attributable to the following:

	2016	2015	2014
Federal taxes based on statutory rate	$38	$48	$53
State income taxes, net of federal benefit	4	6	5
Tax contingency	1	—	(1)
Other	(1)	(1)	—
Total income tax provision	$42	$53	$57
Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company’s deferred tax assets and liabilities consisted of the following:

	2016	2015
Deferred tax assets:
Compensation and benefits	$9	$8
Self-insurance	11	10
Inventories	4	4
Other	14	10
Gross deferred tax assets	38	32
Valuation allowance	—	—
Total deferred tax assets	38	32
Deferred tax liabilities:
Property, plant and equipment and capitalized lease assets	(31)	(25)
Intangible assets	(16)	(16)
Other	—	(3)
Total deferred tax liabilities	(47)	(44)
Net long-term deferred tax liabilities	$(9)	$(12)
The Company has no valuation allowances to reduce deferred tax assets as it believes all deferred assets are more-likely-than-not to be realized. The Company currently has no material federal or state net operating loss carryforwards.

Uncertain Tax Positions
Changes in the Company’s unrecognized tax benefits consisted of the following:

	2016	2015	2014
Beginning balance	$3	$4	$13
Increase based on tax positions related to prior years	1	—	—
Decrease based on tax positions related to prior years	—	—	(1)
Decrease related to settlements with taxing authorities	—	(1)	(8)
Ending balance	$4	$3	$4
Included in the balance of unrecognized tax benefits as of February 27, 2016, February 28, 2015 and February 22, 2014 are tax positions of $3 net of tax, $2 net of tax, and $2 net of tax, respectively, which would reduce the Company’s effective tax rate if recognized in future periods.
These unrecognized tax benefits represent items in which the Company may not prevail with certain taxing authorities, based on varying interpretations of the applicable tax law. Supervalu is currently in various stages of audits, appeals or other methods of review with authorities from various taxing jurisdictions. The resolution of these unrecognized tax benefits would occur as a result of potential settlements from these negotiations. Based on the information available as of February 27, 2016, the Company does not anticipate significant changes to its unrecognized tax benefits within the next 12 months.
The Company recognized interest expense of $2, $0 and $0 in fiscal 2016, 2015 and 2014, respectively, in interest expense that was related to uncertain tax positions. As of February 27, 2016 and February 28, 2015, the Company had accrued interest of $2 and $0, respectively, related to uncertain tax positions.
Supervalu is currently under examination or other methods of review in several tax jurisdictions and remains subject to examination until the statute of limitations expires for the respective taxing jurisdiction or an agreement is reached between the taxing jurisdiction and Supervalu. As of February 27, 2016, Supervalu is no longer subject to federal income tax examinations for fiscal years before 2014 and in most states is no longer subject to state income tax examinations for fiscal years before 2006.

NOTE 11—STOCK-BASED AWARDS
Certain of the Company’s employees have stock options and restricted stock awards (collectively referred to as “stock-based awards”) outstanding under Parent’s amended and restated 2012 Stock Plan (the “2012 Stock Plan”) and 2007 Stock Plan. Only the 2012 Stock Plan may be used to grant stock-based awards to Company employees as of February 27, 2016. Stock-based awards may be granted as a non-qualified or incentive stock-based award under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) depending on the determinations made by Parent’s Board of Directors or Parent’s Leadership Development and Compensation Committee of the Board (the “Compensation Committee”).
Stock options and restricted stock are granted to key salaried employees. The terms of each stock-based award are determined by Parent’s Board of Directors or the Compensation Committee. Generally, stock-based awards granted prior to fiscal 2006 have a term of ten years, stock-based awards granted from fiscal 2006 to fiscal 2012 generally have a term of seven years, and starting in fiscal 2013 stock-based awards granted generally have a term of ten years. Prior to fiscal 2013, stock options vested over four years and starting in fiscal 2013, stock options vest over three years. The vesting of stock-based awards is determined at the discretion of Parent’s Board of Directors or the Compensation Committee. Restricted stock awards restrictions generally lapse between one and five years from the date of grant and the expense is recognized over the lapsing period.
As of February 27, 2016, there were 18 Parent shares available for future issuance of stock-based awards under the 2012 Stock Plan. Common stock has been delivered out of Parent treasury stock upon the exercise of stock-based awards. The provisions of future stock-based awards may change at the discretion of Parent’s Board of Directors or the Compensation Committee.
As of February 27, 2016, there were 2 stock-based awards held by current Save-A-Lot employees.

Stock-based compensation expense directly attributable to Company employees and Parent allocated expense consisted of the following:

	2016	2015	2014
Directly attributable stock-based compensation expense:
Stock options	$2	$2	$2
Restricted stock units and awards	1	1	—
Total directly attributable stock-based compensation expense	3	3	2
Allocated stock-based compensation expense(1)	4	4	3
Total stock-based compensation expense	$7	$7	$5

(1)	Reflects the allocation of Parent stock-based compensation included within Allocation of Parent corporate expenses in Note 3—Related Party Transactions.

Parent Stock Options Issued to Company Employees

Stock options granted to Company employees, exercised and outstanding consisted of the following:

	Shares Under Option (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In thousands)
Outstanding, February 23, 2013	770	$23.56	2.00	$224
Granted	1,374	6.49
Exercised	(136)	2.28
Canceled and forfeited	(275)	20.38
Outstanding, February 22, 2014	1,733	$12.20	6.68	$51
Granted	569	7.52
Exercised	(173)	6.35
Canceled and forfeited	(210)	29.15
Outstanding, February 28, 2015	1,919	$9.49	7.23	$4,881
Granted	528	8.79
Exercised	(254)	6.59
Canceled and forfeited	(231)	21.04
Outstanding, February 27, 2016	1,962	$8.10	5.57	$—
Vested and expected to vest in the future as of February 27, 2016	1,866	$8.09	5.50	$—
Exercisable as of February 27, 2016	813	$8.64	4.05	$—

In fiscal 2016, 2015 and 2014, Parent granted non-qualified stock options to certain Company employees under the 2012 Stock Plan with a weighted average grant date fair value of $3.67, $3.28 and $2.78 per share, respectively. These stock options vest over a period of three years.

Parent used the Black Scholes option pricing model to estimate the fair value of the stock options granted to certain Company employees at grant date based upon the following assumptions:

	2016	2015	2014
Dividend yield	—%	—%	—%
Volatility rate	49.0 – 56.5%	50.8 – 53.2%	49.3 – 51.3%
Risk-free interest rate	1.2 – 1.4%	1.2 – 1.6%	0.6 – 1.0%
Expected option life	4.0 – 4.0 years	4.0 – 5.0 years	4.5 – 6.0 years

Parent Restricted Stock Issued to Company Employees

Restricted stock and restricted stock unit awards to Company employees consisted of the following:

	Restricted Stock Units (In thousands)	Restricted Stock Awards (In thousands)	Weighted Average Grant Date Fair Value(1)
Outstanding, February 23, 2013	3	165	$6.29
Granted	—	13	5.98
Lapsed	(3)	(108)	6.14
Canceled and forfeited	—	(4)	6.15
Outstanding, February 22, 2014	—	66	6.47
Granted	388	—	—
Lapsed	(13)	(62)	6.50
Canceled and forfeited	(18)	(1)	6.02
Outstanding, February 28, 2015	357	3	5.98
Granted	—	355	8.79
Lapsed	(124)	(3)	5.98
Canceled and forfeited	(15)	(38)	8.79
Outstanding, February 27, 2016	218	317	$8.79

(1) Weighted average grant date fair value is only used for restricted stock awards.

NOTE 12—BENEFIT PLANS
Substantially all employees of the Company are covered by various contributory and non-contributory pension, profit sharing or 401(k) plans sponsored by Parent.
Defined Benefit Plans
Certain of the Company’s employees are covered by Parent’s primary defined benefit pension plan, the SUPERVALU INC. Retirement Plan and certain supplemental executive retirement plans that were closed to new participants and for which service crediting ended for all participants as of December 31, 2007. Pay increases were reflected in the amount of benefit earned in these plans until December 31, 2012. In addition to Parent sponsoring both defined benefit and defined contribution pension plans, Parent provides healthcare and life insurance benefits for eligible retired employees of the Company under postretirement benefit plans. Parent also provides certain health and welfare benefits, including short-term and long-term disability benefits, to inactive disabled employees of the Company prior to retirement. The terms of the postretirement benefit plans vary based on employment history, age and date of retirement. For many retirees, Parent provides a fixed dollar contribution and retirees pay contributions to fund the remaining cost.
Effective February 21, 2014, Parent amended the SUPERVALU Retiree Benefit Plan to modify Supervalu’s subsidies for all participants (current and former employees) who are not subject to a collective bargaining agreement that specifies a different benefit and who terminate employment on or after January 1, 2016.
The defined benefit costs related to Company employees who participate in these plans, which are included in Selling and administrative expenses in the Combined Statements of Earnings, were as follows:

	2016	2015	2014
Pension plan	$3	$5	$5
Postretirement medical plan	(1)	(1)	—
Total defined benefit plan costs	$2	$4	$5
Defined Benefit Contribution and Profit Sharing Plans
Parent sponsors several defined contribution and profit sharing plans pursuant to Section 401(k) of the Internal Revenue Code. Certain employees of the Company may contribute a portion of their eligible compensation to the plans on a pre-tax basis. Parent may match a portion of employee contributions by contributing cash into the investment options selected by the employees. The total amount contributed by Parent to the plans is determined by plan provisions or at the discretion of Parent. Total employer contributions paid and expense recorded by Parent for Company employee participants in these plans were $3, $5 and $3 for fiscal 2016, 2015 and 2014, respectively. Matching contributions were reduced or eliminated in January 2013 for most employees. Parent adopted and made a discretionary match for fiscal 2015 for employees who had their matching contributions eliminated. There were no discretionary matching contributions for Company employees made in fiscal 2016. Plan investment options no longer include shares of Parent’s common stock.

NOTE 13—COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS
Other Contractual Commitments
The Company is a party to a variety of contractual agreements under which it may be obligated to indemnify the other party for certain matters in the ordinary course of business, which indemnities may be secured by operation of law or otherwise. These agreements primarily relate to the Company’s commercial contracts, operating leases and other real estate contracts, financial agreements, agreements to provide services to the Company and agreements to indemnify officers and employees in the performance of their work. While the Company’s aggregate indemnification obligation could result in a material liability, the Company is not aware of any matters that are expected to result in a material liability.
In the ordinary course of business, the Company enters into supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include either volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations. As of February 27, 2016, the Company had approximately $31 of noncancellable future purchase obligations.
Lease Assignments
The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. The Company could be required to satisfy the obligations under the leases if any of the assignees are unable to fulfill their lease obligations. Due to the wide distribution of the Company’s assignments among third parties, various other remedies available and the Company’s history of not being required to fulfill obligations of assigned leases, the Company believes the likelihood that it will be required to assume a material amount of these obligations is remote. As of February 27, 2016, the maximum amount of undiscounted payments the Company would be required to make in the event of default of all assigned leases was $18 ($15 on a discounted basis).
Customer Concentrations
One of the Company’s Licensee Distribution customers licensed approximately 19% of the total number of licensed Save-A-Lot stores as of February 27, 2016, and the stores licensed by this customer represented $392, $427 and $419 of Licensee Distribution net sales for fiscal 2016, 2015 and 2014, respectively.
Legal Proceedings
The Company is subject to various lawsuits, claims and other legal matters that arise in the ordinary course of conducting business. In the opinion of management, based upon currently available facts, it is remote that the ultimate outcome of any lawsuits, claims and other proceedings will have a material adverse effect on the overall results of the Company’s operations, its cash flows or its financial position.
In May 2012, Kiefer, a former Assistant Store Manager at Save-A-Lot, filed a class action lawsuit against Save-A-Lot seeking to represent current and former Assistant Store Managers alleging violations of the Fair Labor Standards Act related to the fluctuating work week method of pay (“FWW”) in the United States District Court in the District of Connecticut. FWW is a method of compensation whereby employees are paid a fixed salary for all hours worked during a week plus additional compensation at one-half the regular rate for overtime hours. Kiefer claimed that the FWW practice is unlawful or, if lawful, that Save-A-Lot improperly applied the FWW method of pay, including in situations involving paid time off, holiday pay and bonus payments. In March 2013, the United States District Court granted conditional certification in favor of Kiefer on the issue of whether Save-A-Lot properly applied the FWW. In May 2013, the United States District Court denied Save-A-Lot’s motion for summary judgment on the same issue. This FWW practice is permissible under the Fair Labor Standards Act and other state laws, and Save-A-Lot denied all allegations in the case. The same plaintiffs’ attorneys representing Kiefer filed two additional FWW actions against Save-A-Lot and Supervalu. Shortly before the filing of the Kiefer lawsuit, in one of these cases filed by a former Assistant Store Manager (Roach) in March 2011, the Superior Court for the Judicial District of Hartford at Hartford granted summary judgment in favor of Save-A-Lot determining FWW was a legal practice in Connecticut. In March 2013, another Save-A-Lot Assistant Store Manager (Pagano) filed an FWW class claim against Supervalu under Pennsylvania state law in the Philadelphia County Court of Common Pleas relating to overtime payment. In all three cases, which the

Company was defending vigorously, plaintiffs were seeking monetary damages and attorneys’ fees. On August 20, 2013, the parties agreed in principle to resolve the matters on a nationwide basis in a settlement that capped the Company’s aggregate obligation, including with respect to settlement funds, plaintiffs’ attorneys’ fees and costs and settlement administration costs. The court granted preliminary approval of the settlement on March 13, 2014 and final approval on July 30, 2014. Payments to class members began in mid-November 2014 and were completed in February 2015. The Company recorded a litigation settlement charge of $5 before tax ($3 after tax) in fiscal 2014 in connection with the settlement of this matter and funded $5 into a qualified settlement fund on February 28, 2014.
Predicting the outcomes of claims and litigation and estimating related costs and exposures involves substantial uncertainties that could cause actual outcomes, costs and exposures to vary materially from current expectations. The Company regularly monitors its exposure to the loss contingencies associated with these matters and may from time to time change its predictions with respect to outcomes and its estimates with respect to related costs and exposures.

NOTE 14—SEGMENT INFORMATION
Reportable Segments
The Company’s operating segments reflect the manner in which the business is managed including how the Company allocates resources and assesses performance internally. The Company allocates overhead to its reportable segments based on the estimated consumption of corporate resources. Distribution center expenses attributable to corporate stores based on purchases are included within Corporate Stores Operating earnings. The Company’s chief operating decision maker is the Chief Executive Officer. Reported segment information is presented on the same basis as it is reviewed by Company management.
The Company offers a variety of grocery products, general merchandise and other items and services. The Company’s business is classified by management into two reportable segments: Licensee Distribution and Corporate Stores. These reportable segments are two distinct businesses, each with a different customer base, marketing strategy and management structure. The customer base within our Licensee Distribution and Corporate Stores segments is our licensed retailers and retail customers, respectively. The Company reviews its reportable segments on an annual basis, or more frequently if events or circumstances indicate a change in reportable segments has occurred. Licensee Distribution derives revenue from product distribution to retailers’ stores licensing the Save-A-Lot name from the Company. The Corporate Stores segment derives revenue from the sale of groceries at corporate stores operated by the Company, including leased and owned locations. Substantially all of the Company’s operations are domestic.
Sales By Product Type
The Company offers a wide variety of private-label products and to a lesser extent nationally advertised brand name products, primarily consisting of grocery (both perishable and nonperishable) and general merchandise, which are sold through the Company’s owned, operated and licensed stores. The amounts and percentages of Net sales for each group of similar products sold consisted of the following:

	Fiscal Year Ended
	2016 (52 weeks)		2015 (53 weeks)		2014 (52 weeks)
Licensee Distribution
Grocery	$1,588	34%	$1,691	36%	$1,664	39%
Meat	642	14	693	15	625	15
Produce	202	4	198	4	179	4
Professional services and other	62	1%	58	1%	52	1%
Total Licensee Distribution	2,494	54%	2,640	57%	2,520	59%
Corporate Stores
Grocery	1,368	30%	1,298	28%	1,159	27%
Meat	542	12	498	11	406	10
Produce	211	5	198	4	163	4
Other revenue	7	—%	6	—%	5	—%
Total Corporate Stores	2,128	46%	2,000	43%	1,733	41%
Corporate	1	—%	1	—%	1	—%
Total Net sales	$4,623	100%	$4,641	100%	$4,254	100%

Segment Financial Information
Summary operating results by reportable segment consisted of the following:

	February 27, 2016 (52 weeks)
	Licensee Distribution	Corporate Stores	Corporate	Total
Net sales	$2,494	$2,128	$1	$4,623
Cost of sales	2,272	1,641	—	3,913
Gross profit	222	487	1	710
Selling and administrative expenses	31	493	74	598
Operating earnings	$191	$(6)	$(73)	$112
Depreciation and amortization(1)	$11	$54	$6	$71
Capital expenditures	$21	$85	$8	$114
Identifiable assets(2)	$340	$619	$32	$991

	February 28, 2015 (53 weeks)
	Licensee Distribution	Corporate Stores	Corporate	Total
Net sales	$2,640	$2,000	$1	$4,641
Cost of sales	2,392	1,560	—	3,952
Gross profit	248	440	1	689
Selling and administrative expenses	36	449	66	551
Operating earnings	$212	$(9)	$(65)	$138
Depreciation and amortization(1)	$12	$49	$4	$65
Capital expenditures	$9	$67	$3	$79
Identifiable assets(2)	$405	$514	$29	$948

	February 22, 2014 (52 weeks)
	Licensee Distribution	Corporate Stores	Corporate	Total
Net sales	$2,520	$1,733	$1	$4,254
Cost of sales	2,267	1,333	—	3,600
Gross profit	253	400	1	654
Selling and administrative expenses	37	394	72	503
Operating earnings	$216	$6	$(71)	$151
Depreciation and amortization(1)	$13	$47	$5	$65
Capital expenditures	$5	$33	$3	$41
Identifiable assets(2)	$392	$432	$35	$859

(1)	Depreciation expense as reported by reportable segment includes Supervalu-allocated depreciation expense of $5, $3 and $3 for fiscal 2016, 2015 and 2014, respectively.

(2)
Identifiable assets by segment includes an allocation of distribution center related assets, such as inventories and property, plant and equipment, net, from Licensee Distribution and Corporate Stores based on usage.

SAVE-A-LOT
COMBINED STATEMENTS OF EARNINGS
(Unaudited)
(In millions)

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)
Net sales	$1,432	$1,408
Cost of sales	1,202	1,185
Gross profit	230	223
Selling and administrative expenses	197	177
Operating earnings	33	46
Interest expense, net	1	—
Earnings before income taxes	32	46
Income tax provision	12	18
Net earnings	$20	$28

See Notes to Unaudited Combined Interim Financial Statements.

SAVE-A-LOT
COMBINED BALANCE SHEETS
(Unaudited)
(In millions)

	June 18, 2016	February 27, 2016
ASSETS
Current assets
Cash and cash equivalents	$7	$7
Receivables, net	48	44
Inventories, net	314	299
Prepaid expenses and other current assets	15	18
Total current assets	384	368
Property, plant and equipment, net	456	461
Goodwill	143	142
Intangible assets, net	7	8
Other long-term assets	12	12
Total assets	$1,002	$991
LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities
Accounts payable	$245	$274
Accrued vacation, compensation and benefits	37	36
Current maturities of capital lease obligations	1	1
Other current liabilities	24	23
Total current liabilities	307	334
Long-term capital lease obligations	9	9
Long-term self-insurance obligations	18	17
Long-term deferred tax liabilities	6	9
Long-term tax liabilities	7	7
Other long-term liabilities	13	13
Total liabilities	360	389
Commitments and contingencies
Parent company equity	642	602
Total liabilities and parent company equity	$1,002	$991

See Notes to Unaudited Combined Interim Financial Statements.

SAVE-A-LOT
COMBINED STATEMENTS OF CASH FLOWS
(Unaudited)
(In millions)

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)
Cash flows from operating activities
Net earnings	$20	$28
Adjustments to reconcile Net earnings to Net cash provided by operating activities:
Depreciation and amortization	22	20
Deferred income taxes	(3)	(3)
Other adjustments	—	1
Changes in operating assets and liabilities, net of effects from business combinations:
Receivables	(4)	(4)
Inventories	(15)	11
Accounts payable and accrued liabilities	(22)	(16)
Other changes in operating assets and liabilities	4	6
Net cash provided by operating activities	2	43
Cash flows from investing activities
Purchases of property, plant and equipment	(21)	(18)
Payments for business acquisition	(1)	—
Net cash used in investing activities	(22)	(18)
Cash flows from financing activities
Distributions from (to) Supervalu, net	20	(26)
Net cash provided by (used in) financing activities	20	(26)
Net increase in cash and cash equivalents	—	(1)
Cash and cash equivalents at beginning of period	7	7
Cash and cash equivalents at end of period	$7	$6

SUPPLEMENTAL CASH FLOW INFORMATION
The Company’s non-cash activities were as follows:
Purchases of property, plant and equipment included in Accounts payable	$4	$3
Capital lease asset additions	$—	$—

See Notes to Unaudited Combined Interim Financial Statements.

SAVE-A-LOT
COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY EQUITY
(Unaudited)
(In millions)

Parent Company Equity
Balance as of February 27, 2016	$602
Net earnings	20
Distributions from Supervalu, net	20
Balance as of June 18, 2016	$642

See Notes to Unaudited Combined Interim Financial Statements.

SAVE-A-LOT
NOTES TO UNAUDITED COMBINED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Dollars and shares in millions, except per share data, unless otherwise noted)

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION
Business Description
Save-A-Lot operates hard discount retail grocery stores under its Corporate Stores segment and provides distribution of primarily private-label products to retailers operating under the Save-A-Lot name through its Licensee Distribution segment. Substantially all of the Company’s operations are domestic. We enter into license and supply agreements with our licensees under which we agree to license our name to the licensees and the licensees agree to purchase their inventory from the Company with some exceptions, including items that we do not carry in our distribution centers and direct store delivery products.
On July 28, 2015, SUPERVALU INC. (“Supervalu” or “Parent”) announced that its board of directors authorized the exploration of a plan to separate its Save-A-Lot business from Supervalu. To accomplish the separation, Supervalu would make a pro rata distribution of Save-A-Lot’s common stock to Supervalu’s stockholders. The distribution is subject to a number of conditions, including approval by Supervalu’s Board of Directors.
Any references to Save-A-Lot, the Company, we, us or our in these Unaudited Combined Interim Financial Statements refer to the combined Save-A-Lot business operated as part of Supervalu.
Basis of Presentation
These Unaudited Combined Interim Financial Statements have been prepared on a stand-alone basis in connection with the expected separation and distribution and are derived from the consolidated financial statements and underlying accounting records of Supervalu. As of June 18, 2016, Save-A-Lot, Inc. has not commenced operations, has only nominal assets and liabilities, which are associated with the initial establishment of the entity, and has no material commitments or contingent liabilities. The Unaudited Combined Interim Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States, and include the accounts of the Company and all its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in the Unaudited Combined Interim Financial Statements.
These statements reflect the combined historical financial position, results of operations and cash flows of the hard discount business operating under the Save-A-Lot name that are owned by direct and indirect wholly owned subsidiaries of Supervalu, including an allocable portion of Supervalu corporate costs.
The Unaudited Combined Interim Financial Statements are presented as if the Supervalu hard discount operations had been combined for all periods presented. The assets and liabilities in the Combined Balance Sheets have been reflected on a historical cost basis, as recorded immediately prior to the separation and the distribution, as all of the assets and liabilities presented are wholly owned by Supervalu and are being transferred within the Supervalu consolidated group. The Combined Statements of Earnings also include certain incremental expense allocations for certain corporate functions historically performed by Supervalu and not previously allocated to Supervalu's operating segments.
All revenues, expenses, assets and liabilities directly attributable to the Company either through specific identification or allocations of costs from Supervalu are included in the Unaudited Combined Interim Financial Statements. Amounts allocated from Supervalu are primarily costs related to centralized corporate functions and administrative expenses, and have been included within Save-A-Lot’s results of operations on the basis of usage in underlying operations or other relevant measures. All such costs and expenses have been deemed to have been paid to Supervalu in the period in which the costs were recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Unaudited Combined Interim Statements of Cash Flows as a financing activity and in the Unaudited Combined Interim Balance Sheets as Parent company equity. While we believe the allocations made in preparing the combined financial statements are reasonable and reflect the costs of operating our business, the actual costs that would have been incurred if Save-A-Lot had been a stand-alone company during the periods presented would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. See Note 3—Related Party Transactions for a further description of Supervalu-allocated expenses and other transactions.
Supervalu uses a centralized approach to cash management and the financing of its operations. Save-A-Lot transfers cash to Supervalu daily and Supervalu funds Save-A-Lot’s operating and investing activities as needed. The Company’s cash was available for use and was regularly “swept” by Supervalu at its discretion. Transfers of cash both to and from Supervalu

(including for the settlement of fiscal-year end receivable or payable balances between Supervalu and the Company) are included within Parent company equity on the Unaudited Combined Statements of Changes in Parent Company Equity. The Unaudited Combined Interim Financial Statements do not include any interest charges or credits for intercompany balances, since historically, Supervalu has not allocated interest related to intercompany balances to any of its businesses. We also have not included any interest income on the net cash transfers to Supervalu. See Note 3—Related Party Transactions for further information on net distributions to Supervalu.
The Company considers the expense allocation methodology and results to be reasonable for all periods presented. However, the allocations may not be indicative of the actual expenses that would have been incurred had the Company operated as an independent, publicly traded company for the periods presented, and therefore may not reflect Save-A-Lot’s combined results of operations, financial position and cash flows that would have been reported had the Company been a stand-alone company during the periods presented.
The Unaudited Combined Interim Financial Statements of the Company have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The accompanying Combined Balance Sheet as of February 27, 2016 has been derived from the audited combined balance sheet as of February 27, 2016. These Unaudited Combined Interim Financial Statements should be read in conjunction with the Combined Financial Statements and notes for the three years ended February 27, 2016, included elsewhere in this Information Statement.
In the opinion of management, the Unaudited Combined Interim Financial Statements reflect all adjustments necessary for a fair presentation of the financial information for the interim periods. All such adjustments, unless otherwise noted herein, are of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Policies
The significant accounting policies used in the preparation of these Unaudited Combined Interim Financial Statements are the same as those used in preparing the Company’s combined annual financial statements as described in the Notes to Combined Financial Statements as of February 27, 2016, and for the three-year period then ended as set forth elsewhere in this Information Statement.
Fiscal Year
The Company operates on a 52/53 week fiscal year basis, with its fiscal year ending on the last Saturday in February. References to the first quarters ended fiscal 2017 and 2016 relate to the 16 week fiscal periods ended June 18, 2016 and June 20, 2015, respectively.
Use of Estimates
The preparation of the Company’s Unaudited Combined Interim Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods presented. Actual results could differ from those estimates.
Recently Issued Accounting Standards
In June 2016, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance under Accounting Standard Update (“ASU”) 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking “expected loss” model that will replace today’s “incurred loss” model and generally will result in the earlier recognition of allowances for losses. For available-for-sale debt securities with unrealized losses, entities will measure credit losses in a manner similar to current practice, except that the losses will be recognized as an allowance. The Company is required to adopt this new authoritative guidance in the first quarter of fiscal 2021. The Company is currently evaluating the potential impact of adoption of this standard on its combined financial statements.
In March 2016, the FASB issued authoritative guidance under ASU 2016-09, Compensation-Stock Compensation (Topic 718) Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 provides for simplification of several aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The Company is required to adopt this new authoritative guidance in the first quarter of fiscal 2018. The Company is currently evaluating the potential impact of adoption of this standard on its combined financial statements.
In February 2016, the FASB issued authoritative guidance under ASU 2016-02, Leases (Topic 842). ASU 2016-02 provides new comprehensive lease accounting guidance that supersedes existing lease guidance. Upon adoption of ASU 2016-02, the Company will be required to recognize most leases on its balance sheet at the beginning of the earliest comparative period presented with a corresponding adjustment to stockholders' equity. ASU 2016-02 requires the Company to capitalize most current operating lease obligations as right-of-use assets based on the present value of future operating lease payments and to recognize a corresponding liability. Criteria for distinguishing leases between finance and operating are substantially similar to criteria for distinguishing between capital leases and operating leases in existing lease guidance. The Company is required to adopt this new authoritative guidance in the first quarter of fiscal 2020. The Company is currently evaluating the potential impact of adoption of this standard on its combined financial statements.
In January 2016, the FASB issued authoritative guidance under ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 revises the classification, measurement and disclosure of investments in equity securities. The Company is required to adopt this new authoritative guidance in the first quarter of fiscal 2019. Due to the Company's current limited involvement in investments in equity securities, the Company does not expect that this standard will have a material impact on its combined financial statements.
In May 2014, the FASB issued authoritative guidance under ASU 2014-09, Revenue from Contracts with Customers (Topic 606): Revenue from Contracts with Customers. ASU 2014-09 supersedes existing revenue recognition requirements and provides a new comprehensive revenue recognition model that requires entities to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The new authoritative guidance will likely be adopted by the Company during the first quarter of fiscal 2019, as permitted by ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The adoption will include updates as provided under ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net); ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing; and ASU 2016-12, Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients. Adoption is allowed by either the full retrospective or modified retrospective approach. The Company is currently evaluating which approach it will apply and the potential impact of the adoption on its combined financial statements.
Subsequent Events
The Company evaluated subsequent events for recognition or disclosure through the date the Unaudited Combined Interim Financial Statements were available to be issued.

NOTE 3—RELATED PARTY TRANSACTIONS
Parent-Allocated Expenses
Supervalu has historically provided certain back office and other functions to the Company in its normal course of business. Accordingly, certain costs incurred by Supervalu have been allocated to the Company and are reflected as expenses in the Unaudited Combined Interim Financial Statements. Management considers the allocation methodologies used to be reasonable and appropriate reflections of the historical Parent expenses attributable to the Company for purposes of presenting the stand-alone financial statements; however, the Unaudited Combined Interim Financial Statements do not include all of the expenses that would have been incurred had Save-A-Lot been a stand-alone company during the periods presented and may not reflect Save-A-Lot’s combined results of operations, financial position and cash flows had the Company been a stand-alone company during the periods presented. In addition, the expenses reflected in the Unaudited Combined Interim Financial Statements may not be indicative of expenses that will be incurred in the future by the Company.
Allocated Parent costs are primarily related to centralized corporate functions, administrative expenses and separation-related costs. These expenses were allocated based on direct assignment of expenses, where identifiable, with the remaining expenses allocated based on revenue, headcount or other relevant measures. Parent expense allocations, include, but are not limited to, amounts related to information technology, finance, legal, warehouse and distribution, human resources, communications, compliance, and employee benefits and incentives. Following the separation, these functions will need to be provided by either using our own resources or purchasing external services. However, some of these functions will continue to be provided by Supervalu under a services agreement.

Parent expense allocations of $17 and $16 were recognized during the first quarter ended June 18, 2016 and June 20, 2015, respectively, and are included within Selling and administrative expenses in the Unaudited Combined Statements of Earnings. Parent expense allocations are deemed to be incurred and settled through Parent company equity in the period the expenses were recorded.
Parent Company Equity
Net distributions from (to) Parent consisted of the following:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)
Allocation of Parent corporate expenses	$17	$16
Income taxes settled through Parent company equity	(14)	(14)
Net advances from (to) Parent	17	(28)
Net distributions from (to) Parent	$20	$(26)
Assets and Equity Secured under Parent Debt Obligations
Supervalu has issued debt for general corporate purposes. As Supervalu’s debt and related interest expense is not directly attributable to the Company, no such amounts have been allocated by Parent to Save-A-Lot within these Unaudited Combined Interim Financial Statements. Historically, the equity of Moran Foods, LLC, the Company’s main operating entity, the majority of the Company’s property, plant and equipment and all inventories have served as security under Supervalu’s credit facilities. Following the separation and the distribution, no assets of Save-A-Lot will be pledged as security under Supervalu’s credit facilities, and the Company will not guarantee any debt obligation of Supervalu.
As of June 18, 2016 and February 27, 2016, there was $287 and $273, respectively, of owned or ground-leased real estate and associated equipment pledged as collateral under Supervalu’s $1,500 term loan facility, which was included in Property, plant and equipment, net in the Unaudited Combined Balance Sheets. As of June 18, 2016 and February 27, 2016, there were $323 and $307, respectively, of certain Company inventory assets included in Inventories, net in the Unaudited Combined Balance Sheets that were pledged as security under Supervalu’s $1,000 asset-based revolving credit facility. The Company expects that these liens and the guarantee obligation will be released prior to the completion of the separation and the distribution.

NOTE 4—GOODWILL AND INTANGIBLE ASSETS
Changes in the Company’s Goodwill and Intangible assets, net consisted of the following:

	February 27, 2016	Additions	Impairments	Other net adjustments	June 18, 2016
Goodwill:
Licensee Distribution	$122	$—	$—	$—	$122
Corporate Stores	20	1	—	—	21
Total goodwill	$142	$1	$—	$—	$143

Favorable operating leases	$10	$—	$—	$(1)	$9
Accumulated amortization	(2)	—	—	—	(2)
Total intangible assets, net	$8				$7
Amortization expense related to intangible assets with definite useful lives of $0 and $0 was recorded for the first quarters ended June 18, 2016 and June 20, 2015, respectively. Future amortization expense is expected to average approximately $1 per year for the next five years.

NOTE 5—RESERVES FOR CLOSED PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT-RELATED IMPAIRMENT CHARGES
Reserves for Closed Properties
Changes in the Company’s reserves for closed properties consisted of the following:

June 18, 2016 (16 weeks)
Beginning balance	$5
Additions	—
Payments	(1)
Adjustments	—
Ending balance	$4
Property, Plant and Equipment Impairment Charges
The following table presents impairment charges related to property, plant and equipment measured at fair value on a non-recurring basis:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)
Property, plant and equipment:
Carrying value	$2	$2
Fair value measured using Level 3 inputs	2	1
Impairment charge	$—	$1

NOTE 6—PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, net, consisted of the following:

	June 18, 2016	February 27, 2016
Land	$25	$25
Buildings	295	293
Equipment	458	437
Leasehold improvements	236	221
Property under construction	15	41
Capitalized lease assets	10	12
Total property, plant and equipment	1,039	1,029
Accumulated depreciation	(581)	(565)
Accumulated amortization on capitalized lease assets	(2)	(3)
Total property, plant and equipment, net	$456	$461
Depreciation expense was $22 and $20 for the first quarters ended June 18, 2016 and June 20, 2015, respectively. Amortization expense related to capitalized lease assets was $0 and $0 for the first quarters ended June 18, 2016 and June 20, 2015, respectively.

NOTE 7—PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	June 18, 2016	February 27, 2016
Prepaid licensee incentives and distribution center expenses	$9	$9
Prepaid rent and other occupancy expenses	3	7
Other prepaid expenses and current assets	3	2
Total prepaid expenses and other current assets	$15	$18

NOTE 8—INCOME TAXES
The results of the Company are included in the consolidated U.S. federal income tax return of the Parent.
No significant changes to unrecognized tax benefits were recorded during the first quarter ended June 18, 2016. The Company does not anticipate that its total unrecognized tax benefits will change significantly in the next 12 months.
As of June 18, 2016, Parent is no longer subject to federal income tax examinations for fiscal years before 2014, and in most states is no longer subject to state income tax examinations for fiscal years before 2006.

NOTE 9—STOCK-BASED AWARDS
Certain of the Company’s employees have stock options and restricted stock awards (collectively referred to as “stock-based awards”) outstanding under Parent’s amended and restated 2012 Stock Plan (the “2012 Stock Plan”) and 2007 Stock Plan. Only the 2012 Stock Plan may be used to grant stock-based awards to Company employees as of June 18, 2016. Stock-based awards may be granted as a non-qualified or incentive stock-based award under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) depending on the determinations made by Parent’s Board of Directors or Parent’s Leadership Development and Compensation Committee of the Board (the “Compensation Committee”).
Stock options and restricted stock are granted to key salaried employees. The terms of each stock-based award are determined by Parent’s Board of Directors or the Compensation Committee. Generally, stock-based awards granted prior to fiscal 2006 have a term of ten years, stock-based awards granted from fiscal 2006 to fiscal 2012 generally have a term of seven years, and starting in fiscal 2013, stock-based awards granted generally have a term of ten years. Prior to fiscal 2013, stock options vested over four years and starting in fiscal 2013, stock options vest over three years. The vesting of stock-based awards is determined at the discretion of Parent’s Board of Directors or the Compensation Committee. Restricted stock awards restrictions generally lapse between one and five years from the date of grant and the expense is recognized over the lapsing period.
As of June 18, 2016, there were 3 stock-based awards held by current Save-A-Lot employees. Common stock has been delivered out of Parent treasury stock upon the exercise of stock-based awards. The provisions of future stock-based awards may change at the discretion of Parent’s Board of Directors or the Compensation Committee.
Stock-based compensation expense directly attributable to Company employees and Parent allocated expense consisted of the following:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)
Directly attributable stock-based compensation expense:
Stock options	$—	$1
Restricted stock units and awards	1	—
Total directly attributable stock-based compensation expense	$1	$1
Allocated stock-based compensation expense(1)	—	1
Total stock-based compensation expense	$1	$2

(1)	Reflects the allocation of Parent stock-based compensation included within Allocation of Parent corporate expenses in Note 3—Related Party Transactions.

In the first quarters of fiscal 2017 and 2016, Parent granted 0 and 1, respectively, of non-qualified stock options to certain Company employees under the 2012 Stock Plan with a weighted average grant date fair value of $2.67 and $3.67 per share, respectively. These stock options vest over a period of three years.

Parent used the Black Scholes option pricing model to estimate the fair value of the stock options granted to certain Company employees at grant date based upon the following assumptions:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)
Dividend yield	—%	—%
Volatility rate	54.2%	49.0 – 50.6%
Risk-free interest rate	1.3%	1.2 – 1.4%
Expected option life	5.0 years	4.0 – 5.0 years

In the first quarter of fiscal 2017, Parent granted 1 restricted stock units (“RSUs”) to certain employees under the 2012 Stock Plan. The RSUs vest over a three year period from the date of the grant and were granted at a fair value of $5.64 per award.

In April 2016, the Company granted less than 1 performance share units (“PSUs”) to the Company's Chief Executive Officer under the 2012 Stock Plan. The PSUs have a fiscal 2017-2019 performance period and settle in shares of the Company’s stock. Parent uses the Monte Carlo method to estimate the fair value of the PSUs granted at grant date based upon the following assumptions:

First Quarter Ended
June 18, 2016 (16 weeks)
Dividend yield	—%
Volatility rate	41.3%
Risk-free interest rate	0.9%
Expected option life	2.8 years

NOTE 10—BENEFIT PLANS
Substantially all employees of the Company are covered by various contributory and non-contributory pension, profit sharing or 401(k) plans sponsored by Parent.
Defined Benefit Plans
Certain of the Company’s employees are covered by Parent’s primary defined benefit pension plan, the SUPERVALU INC. Retirement Plan and certain supplemental executive retirement plans that were closed to new participants and for which service crediting ended for all participants as of December 31, 2007. Pay increases were reflected in the amount of benefit earned in these plans until December 31, 2012. In addition to Parent sponsoring both defined benefit and defined contribution pension plans, Parent provides healthcare and life insurance benefits for eligible retired employees of the Company under postretirement benefit plans. Parent also provides certain health and welfare benefits, including short-term and long-term disability benefits, to inactive disabled employees of the Company prior to retirement. The terms of the postretirement benefit plans vary based on employment history, age and date of retirement. For many retirees, Parent provides a fixed dollar contribution and retirees pay contributions to fund the remaining cost.
Effective February 21, 2014, Parent amended the SUPERVALU Retiree Benefit Plan to modify Supervalu’s subsidies for all participants (current and former employees) who are not subject to a collective bargaining agreement that specifies a different benefit and who terminate employment on or after January 1, 2016.
The defined benefit (income) costs related to Company employees who participate in these plans, which are included in Selling and administrative expenses in the Unaudited Combined Statements of Earnings, were as follows:

	First Quarter Ended
	June 18, 2016 (16 weeks)	June 20, 2015 (16 weeks)
Pension plan	$—	$1
Postretirement medical plan	(1)	—
Total defined benefit plan (income) costs	$(1)	$1

NOTE 11—COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS
Other Contractual Commitments
The Company is a party to a variety of contractual agreements under which it may be obligated to indemnify the other party for certain matters in the ordinary course of business, which indemnities may be secured by operation of law or otherwise. These agreements primarily relate to the Company’s commercial contracts, operating leases and other real estate contracts, financial agreements, agreements to provide services to the Company and agreements to indemnify officers and employees in the performance of their work. While the Company’s aggregate indemnification obligation could result in a material liability, the Company is not aware of any matters that are expected to result in a material liability.
In the ordinary course of business, the Company enters into supply contracts to purchase products for resale and purchase and service contracts for fixed asset and information technology commitments. These contracts typically include either volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations. As of June 18, 2016, the Company had approximately $37 of noncancellable future purchase obligations.
Lease Assignments
The Company is contingently liable for leases that have been assigned to various third parties in connection with facility closings and dispositions. The Company could be required to satisfy the obligations under the leases if any of the assignees are unable to fulfill their lease obligations. Due to the wide distribution of the Company’s assignments among third parties, various other remedies available and the Company’s history of not being required to fulfill obligations of assigned leases, the Company believes the likelihood that it will be required to assume a material amount of these obligations is remote. As of June 18, 2016, the maximum amount of undiscounted payments the Company would be required to make in the event of default of all assigned leases was $14 ($12 on a discounted basis).
Customer Concentrations
One of the Company’s Licensee Distribution customers licensed approximately 19% of the total number of licensed Save-A-Lot stores as of June 18, 2016, and the stores licensed by this customer represented $114 and $122 of Licensee Distribution net sales for the first quarters ended June 18, 2016 and June 20, 2015, respectively.
Legal Proceedings
The Company is subject to various lawsuits, claims and other legal matters that arise in the ordinary course of conducting business. In the opinion of management, based upon currently available facts, it is remote that the ultimate outcome of any lawsuits, claims and other proceedings will have a material adverse effect on the overall results of the Company’s operations, its cash flows or its financial position.
In May 2012, Kiefer, a former Assistant Store Manager at Save-A-Lot, filed a class action lawsuit against Save-A-Lot seeking to represent current and former Assistant Store Managers alleging violations of the Fair Labor Standards Act related to the fluctuating work week method of pay (“FWW”) in the United States District Court in the District of Connecticut. FWW is a method of compensation whereby employees are paid a fixed salary for all hours worked during a week plus additional compensation at one-half the regular rate for overtime hours. Kiefer claimed that the FWW practice is unlawful or, if lawful, that Save-A-Lot improperly applied the FWW method of pay, including in situations involving paid time off, holiday pay and bonus payments. In March 2013, the United States District Court granted conditional certification in favor of Kiefer on the issue of whether Save-A-Lot properly applied the FWW. In May 2013, the United States District Court denied Save-A-Lot’s motion for summary judgment on the same issue. This FWW practice is permissible under the Fair Labor Standards Act and other state laws, and Save-A-Lot denied all allegations in the case. The same plaintiffs’ attorneys representing Kiefer filed two additional FWW actions against Save-A-Lot and Supervalu. Shortly before the filing of the Kiefer lawsuit, in one of these cases filed by a former Assistant Store Manager (Roach) in March 2011, the Superior Court for the Judicial District of Hartford at Hartford granted summary judgment in favor of Save-A-Lot determining FWW was a legal practice in Connecticut. In March

2013, another Save-A-Lot Assistant Store Manager (Pagano) filed an FWW class claim against Supervalu under Pennsylvania state law in the Philadelphia County Court of Common Pleas relating to overtime payment. In all three cases, which the Company was defending vigorously, plaintiffs were seeking monetary damages and attorneys’ fees. On August 20, 2013, the parties agreed in principle to resolve the matters on a nationwide basis in a settlement that capped the Company’s aggregate obligation, including with respect to settlement funds, plaintiffs’ attorneys’ fees and costs and settlement administration costs. The court granted preliminary approval of the settlement on March 13, 2014 and final approval on July 30, 2014. Payments to class members began in mid-November 2014 and were completed in February 2015. The Company recorded a litigation settlement charge of $5 before tax ($3 after tax) in fiscal 2014 in connection with the settlement of this matter and funded $5 into a qualified settlement fund on February 28, 2014.
Predicting the outcomes of claims and litigation and estimating related costs and exposures involves substantial uncertainties that could cause actual outcomes, costs and exposures to vary materially from current expectations. The Company regularly monitors its exposure to the loss contingencies associated with these matters and may from time to time change its predictions with respect to outcomes and its estimates with respect to related costs and exposures.

NOTE 12—SEGMENT INFORMATION
Reportable Segments
The Company’s operating segments reflect the manner in which the business is managed including how the Company allocates resources and assesses performance internally. The Company allocates overhead to its reportable segments based on the estimated consumption of corporate resources. Distribution center expenses attributable to corporate stores based on purchases are included within Corporate Stores Operating earnings. The Company’s chief operating decision maker is the Chief Executive Officer. Reported segment information is presented on the same basis as it is reviewed by Company management.
The Company offers a variety of grocery products, general merchandise and other items and services. The Company’s business is classified by management into two reportable segments: Licensee Distribution and Corporate Stores. These reportable segments are two distinct businesses, each with a different customer base, marketing strategy and management structure. The customer base within our Licensee Distribution and Corporate Stores segments is our licensed retailers and retail customers, respectively. The Company reviews its reportable segments on an annual basis, or more frequently if events or circumstances indicate a change in reportable segments has occurred. Licensee Distribution derives revenue from product distribution to retailers’ stores licensing the Save-A-Lot name from the Company. The Corporate Stores segment derives revenue from the sale of groceries at corporate stores operated by the Company, including leased and owned locations. Substantially all of the Company’s operations are domestic.
Segment Financial Information
Summary operating results by reportable segment consisted of the following:

	June 18, 2016 (16 weeks)
	Licensee Distribution	Corporate Stores	Corporate	Total
Net sales	$750	$682	$—	$1,432
Cost of sales	681	521	—	1,202
Gross profit	69	161	—	230
Selling and administrative expenses	10	163	24	197
Operating earnings	$59	$(2)	$(24)	$33
Depreciation and amortization(1)	$3	$18	$3	$24
Capital expenditures(3)	$4	$17	$—	$21
Identifiable assets(2)	$347	$632	$23	$1,002

	June 20, 2015 (16 weeks)
	Licensee Distribution	Corporate Stores	Corporate	Total
Net sales	$766	$641	$1	$1,408
Cost of sales	695	490	—	1,185
Gross profit	71	151	1	223
Selling and administrative expenses	10	145	22	177
Operating earnings	$61	$6	$(21)	$46
Depreciation and amortization(1)	$4	$16	$2	$22
Capital expenditures(3)	$3	$14	$1	$18
Identifiable assets(2)	$372	$531	$45	$948

(1)	Depreciation expense as reported by reportable segment includes Supervalu-allocated depreciation expense of $2 and $2 for the first quarters ended June 18, 2016 and June 20, 2015, respectively.

(2)
Identifiable assets by segment includes an allocation of distribution center related assets, such as inventories and property, plant and equipment, net, from Licensee Distribution and Corporate Stores based on usage.

(3)
Capital expenditures include as cash payments for purchases of property, plant and equipment and non-cash capital lease additions, and excludes payments for business acquisitions and capitalized property, plant and equipment obligation for which cash payment has not been made and obligations exist within Accounts payable.